Form 20-F
period 2002-12-31
GRUPO INDUSTRIAL MASECA S A DE C V
filed 2003-06-30
CIK 914596

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission File Number: 1-13032

Grupo Industrial Maseca, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	United Mexican States (Jurisdiction of incorporation or organization)

Avenida La Clínica 2520
Edificio Delta, Primer Piso
Col. Sertoma
Monterrey, Nuevo León
64710 México
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Class B Common Shares, without par value American Depositary Shares, each representing 15 Class B Common Shares, without par value	New York Stock Exchange* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

504,150,300 Class A Common Shares, without par value
414,254,700 Class B Common Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18	X

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PRESENTATION OF FINANCIAL INFORMATION

     Grupo Industrial Maseca, S.A. de C.V., or GIMSA, is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States, or Mexico.

     In this Annual Report on Form 20-F, references to “pesos” or “Ps.” are to Mexican pesos, and references to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to United States dollars. “We,” “our,” “us,” “our company,” “GIMSA” and similar expressions refer to Grupo Industrial Maseca, S.A. de C.V. and its consolidated subsidiaries, except when the reference is specifically to Grupo Industrial Maseca, S.A. de C.V. (parent company only) or the context otherwise requires.

     This Annual Report contains our audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002. The financial statements have been audited by PricewaterhouseCoopers, independent accountants.

     We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with accounting principles generally accepted in Mexico, commonly referred to as “Mexican GAAP.” Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States, commonly referred to as “U.S. GAAP.” See Note 15 to our audited consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to these financial statements and for a quantitative reconciliation of our consolidated net income and stockholders’ equity to U.S. GAAP.

     As the Mexican economy has experienced significant levels of inflation in recent years, we are required under Mexican GAAP to recognize the effects of inflation in our financial statements. Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements. Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2002.

     We are required to determine our monetary position gain/loss to reflect the effect of inflation on our monetary assets and liabilities. We determine our net monetary position by subtracting our monetary liabilities from our monetary assets and then adjusting our net monetary position by the appropriate inflation rate for the period with the resulting monetary gain or loss reflected in earnings. In so doing, we can reflect the effect inflation is having on our monetary items.

MARKET SHARE AND OTHER INFORMATION

     The information contained in this Annual Report regarding market share and market position of corn flour in Mexico is based on our own estimates and is presented for the twelve month period ended December 31, 2002. While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

     All references to “tons” in this Annual Report refer to metric tons. One metric ton equals 2,204 pounds. Estimates of production capacity contained herein assume operation of the relevant facilities on the basis of 24 hours a day, 360 days a year on three shifts and assume only regular intervals for required maintenance.

FORWARD LOOKING STATEMENTS

     This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act, as amended, including the statements about our plans, strategies and prospects under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Some of these statements contain words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “strategy,” “plans” and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual results to be materially different from those projected. These risks, uncertainties and factors include: general economic and business conditions, including changes in the Mexican peso/U.S. dollar exchange rate and conditions that affect the price of corn; potential changes in demand for corn flour or tortillas; price and product competition; and other factors discussed herein.

PART I.

Item 1. Identity of Directors, Senior Management and Advisors.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not Applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

     The selected consolidated balance sheet data as of December 31, 2001 and 2002 and the selected consolidated statements of income data for the three years ended December 31, 2000, 2001 and 2002 and notes thereto set forth below have been derived from our consolidated financial statements. Such data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F.

     Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs from U.S. GAAP in certain significant respects. Note 15 to our consolidated financial statements provides a description of differences between Mexican GAAP and U.S. GAAP, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

     Pursuant to Mexican GAAP, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using the Mexican National Consumer Price Index, or NCPI, and record gains and losses in purchasing power from holding monetary assets or liabilities. Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI factors. Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate. Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2002. The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP. See Note 15 to our consolidated financial statements.

	Year ended December 31,

	1998		1999		2000		2001		2002

	(Thousands of pesos of constant purchasing power as of December 31, 2002,
			except share and per share amounts)
Income Statement Data
Mexican GAAP:
Net sales(1)	Ps.	6,838,808	Ps.	5,896,831	Ps.	5,271,149	Ps.	4,946,784	Ps.	4,762,719
Cost of sales		(4,850,775)		(4,458,046)		(3,754,166)		(3,457,251)		(3,351,812)
Gross profit		1,988,034		1,438,784		1,516,983		1,489,533		1,410,907
Selling, general and administrative expenses		(916,058)		(997,185)		(937,607)		(931,240)		(903,491)
Operating income		1,071,976		441,599		579,376		558,293		507,416
Comprehensive financing (cost) income, net:
Interest expense		(32,118)		(52,084)		(26,546)		(23,303)		(12,521)
Interest income		168,185		112,143		121,741		104,713		73,916
Monetary position loss, net		(71,241)		(11,999)		(72,679)		(57,968)		(83,412)
Foreign exchange (loss) gain, net		(128,145)		63,523		3,445		(691)		(4,733)
Total comprehensive financing (cost) income, net		(63,320)		111,583		25,961		22,751		(26,750)
Other expense, net:		(14,443)		(33,909)		(4,874)		(20,054)		(6,586)
Income tax (current and deferred)		(236,619)		(81,202)		(179,306)		(164,596)		(68,750)
Net income		717,863		432,165		405,772		372,777		363,065
Earnings per share(2)		0.78		0.47		0.44		0.41		0.40
Dividends per share(3)		0.25		0.22		0.14		0.87		0.13
Weighted average number of shares outstanding (000s)		912,482		909,242		918,405		918,405		918,405
U.S. GAAP (4):
Net sales(1)		6,838,808		5,896,831		5,271,162		4,946,785		4,762,719
Cost of sales		(4,849,967)		(4,481,514)		(3,793,390)		(3,494,743)		(3,388,687)
Gross profit		1,988,841		1,415,317		1,477,772		1,452,041		1,374,032
Selling, general and administrative expenses		(938,269)		(1,035,205)		(935,414)		(946,957)		(923,081)
Operating income		1,050,573		380,112		542,359		505,084		450,951
Comprehensive financing (cost) income, net:
Interest expense		(32,118)		(52,084)		(26,546)		(23,304)		(12,521)
Interest income		168,185		112,143		121,741		104,713		73,916
Monetary position loss, net		(44,632)		(11,007)		(72,894)		(58,052)		(83,497)
Foreign exchange (loss) gain, net		(157,356)		63,523		3,445		(691)		(4,733)
Total comprehensive financing (cost) income, net		(65,921)		112,576		25,746		22,665		(26,835)
Other income (expense), net:		9,819		2,730		(1,979)		(14,799)		(2,461)
Income tax (current and deferred)		(351,288)		(178,880)		(152,916)		(168,027)		(55,084)
Net income		600,075		310,721		405,109		341,636		355,005
Earnings per share(2)		0.65		0.34		0.44		0.37		0.39
Dividends per share(3)		0.25		0.22		0.14		0.87		0.13
Weighted average number of shares outstanding (000s)		912,482		909,242		918,405		918,405		918,405

	Year ended December 31,

	1998		1999		2000		2001		2002

			(Thousands of pesos of constant purchasing power as of December 31, 2002)
Balance Sheet Data (Mexican GAAP):
Inventories	Ps.	1,610,675	Ps.	1,170,772	Ps.	922,534	Ps.	894,697	Ps.	1,004,616
Property, plant and equipment, net		4,976,267		4,689,422		4,395,822		4,144,850		3,937,466
Total assets		8,323,342		7,408,532		7,460,553		6,747,041		7,023,989
Short-term debt (5)		1,984		2,938		0		0		0
Long-term debt		832,273		0		0		0		0
Deferred income taxes (6)		507,097		331,510		1,032,339		1,021,337		993,076
Capital stock		3,167,126		3,207,284		3,207,284		3,207,284		3,207,284
Total stockholders’ equity		6,591,412		6,498,054		5,843,146		5,349,006		5,543,188
Balance Sheet Data (U.S. GAAP) (4):
Inventories	Ps.	1,610,675	Ps.	1,170,772	Ps.	922,534	Ps.	894,698	Ps.	1,004,616
Property, plant and equipment, net		5,023,285		4,886,101		4,619,115		4,379,596		4,146,229
Total assets		8,328,878		7,569,879		7,662,972		6,964,608		7,223,374
Short-term debt (5)		1,984		2,938		0		0		0
Long-term debt		832,273		0		0		0		0
Deferred income taxes (6)		1,267,070		1,189,162		1,103,184		1,097,486		1,055,559
Capital stock		3,167,126		3,207,284		3,207,284		3,207,284		3,207,284
Total stockholders’ equity		5,410,972		5,489,067		5,670,411		5,185,723		5,374,347

(1)	Prior to 1999, net sales include complementary revenues received from the Mexican government in connection with a government program that subsidized the cost of corn flour and tortillas. For a description of this program, see “Item 5. Operating and Financial Review and Prospects.” Complementary revenues for the year ended December 31, 1998 expressed in thousands of pesos of constant purchasing power as of December 31, 2002 was Ps.837,011. The complementary revenue program was terminated on December 31, 1998.

(2)	Calculated based on the weighted average number of shares outstanding. See Note 2M to the consolidated financial statements.

(3)	Dividend amounts are stated in pesos of constant purchasing power. Based on the noon buying rate on each of May 6, 1998, April 21, 1999, May 11, 2000, April 30, 2001 and May 7, 2002 and the respective dates on or about which the dividends were paid in each year, the Company’s dividends per share was the equivalent of approximately U.S.$0.02, U.S.$0.01, U.S.$0.02, U.S.$0.09 and U.S.$0.01 for each of 1998, 1999, 2000, 2001 and 2002, respectively.

(4)	See Note 15 to the consolidated financial statements.

(5)	Short-term debt consists of bank loans and the current portion of long-term debt excluding affiliate payables.

(6)	Includes the current and non-current portion thereof.

DIVIDENDS

     Our ability to pay dividends is limited by Mexican law and our bylaws (estatutos sociales). Because we are a holding company with no significant operations of our own, we have distributable profits to pay dividends to the extent that we receive dividends from our subsidiaries. The ability of our subsidiaries to make distributions to us is also limited by their bylaws and Mexican law. Accordingly, there can be no assurance that we will pay dividends, and should we pay dividends, we cannot guarantee that they will be comparable to prior years.

     Pursuant to Mexican law and our bylaws the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened annual shareholders’ meeting, generally, but not necessarily, based on the recommendation of the board of directors. The amount of any future dividend would depend on, among other things, operating results, financial condition, cash requirements, losses for prior fiscal years, future prospects and other factors deemed relevant by the board of directors and the shareholders.

     In addition, under Mexican law, companies may only pay dividends:

•	from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

•	after any existing losses applicable to prior years have been made up or absorbed into capital;

•	after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company’s paid-in capital stock; and

•	after shareholders have approved the payment of the relevant dividends at a duly convened meeting.

     Holders of our American Depositary Receipts, or ADRs, on the applicable record date are entitled to receive dividends declared on the shares contained in the units represented by American Depositary Shares, or ADSs, evidenced by such ADRs. The depositary will fix a record date for the holders of ADRs in respect of each dividend distribution. We pay dividends in pesos and holders of ADSs will receive dividends in U.S. dollars (after conversion by the depositary from pesos, if not then restricted under applicable law) net of the fees, expenses, taxes and governmental charges payable by holders under the laws of Mexico and the terms of the deposit agreement.

     During 2003, 2002, 2001 and 2000, GIMSA paid dividends to its shareholders, in nominal terms, of Ps.202 million, Ps.110.2 million, Ps.734.7 million, and Ps.110.2 million, respectively. In pesos of constant purchasing power as of December 31, 2002, the dividends paid to shareholders in 2002, 2001 and 2000 amounted to Ps.114.1 million, Ps.797.8 million and Ps.127.7 million.

EXCHANGE RATE INFORMATION

     Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank (Banco de México) kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de México and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999, 2000 and 2001. However, economic and financial crises in Argentina and civil and political unrest in Venezuela resulted in volatility in the foreign exchange markets in 2002, including a decline in the value of the peso against the U.S. dollar. To date in 2003, the foreign exchange markets have remained volatile due to international developments, including events in Argentina and Venezuela as well as the war in Iraq. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Noon Buying Rate (Ps. Per U.S.$)

Year	High(1)	Low(1)	Average(2)	Period End

1998	10.6300	8.0400	9.2425	9.9010
1999	10.6000	9.2430	9.5630	9.4800
2000	10.0870	9.1825	9.4716	9.6180
2001	9.9720	8.9460	9.3255	9.1560
2002	10.4250	9.0005	9.7458	10.4250
2003 (through June 18)	11.2350	10.1130	10.6720	10.5980
December 2002	10.4250	10.1025	10.2250	10.4250
January 2003	10.9780	10.3210	10.6220	10.9020
February 2003	11.0640	10.7740	10.9450	11.0285
March 2003	11.2350	10.6610	10.9050	10.7820
April 2003	10.7700	10.3080	10.5890	10.3080
May 2003	10.4240	10.1130	10.2530	10.3400
June 2003(3)	10.7390	10.2440	10.5220	10.5980

(1)	Rates shown are the actual low and high, on a day-by-day basis for each period.
(2)	Average of month-end rates.
(3)	Through June 18, 2003.

     On June 18, 2003, the noon buying rate for pesos was Ps.10.5980 to U.S.$1.00.

RISK FACTORS

Risks Relating to Mexico

Our Business Operations Could Be Affected by Economic Conditions in Mexico

     We are a Mexican company with all our consolidated assets located in Mexico and all our consolidated net sales derived from Mexico. In December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. In addition, the financial crises in 1998 and early 1999 in Asia, Russia and Latin America resulted in instability in the foreign exchange markets and international financial markets. These events resulted in limited liquidity for the Mexican government and for local corporations as well as an increase in interest rates in Mexico. The recent economic and financial crises in Argentina and recent civil and political unrest in Venezuela could produce similar results. See “—Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities.” Although the Mexican economy declined by 0.3% in 2001, the Mexican economy grew by 0.9% in 2002 and by 2.3% in the first quarter of 2003. In April 2003, Banco de México decreased the official growth forecast for 2003 to 2.4% from its initial prediction of 3.0%.

Our Business Operations Could Be Affected by Government Policies in Mexico

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant effect on Mexican private sector entities, as well as on market conditions, prices and returns on securities of Mexican issuers, including our securities.

     On December 1, 2000, Vicente Fox of the Partido Acción Nacional (National Action Party, or PAN) was inaugurated as president of Mexico, ending more than 70 years of presidential rule by the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate. Congressional elections will be held in July 2003 and may result in the PRI or the PAN securing a majority in the Congress. The acquisition of control of the Congress by the PRI or PAN could result in changes in Mexico’s economic and other policies that may adversely affect our business and results of operations.

     In the case of our sales of corn flour, governmental policies have affected us negatively and may continue to do so. The elimination of the tortilla subsidy for consumers, coupled with the government’s decision to close Compañía Nacional de Subsistencias Populares, or CONASUPO, which resulted in the sale of its corn reserves at below market prices, reduced sales and hurt profits in 1999. In the months leading up to the July 2000 presidential election, the government took other steps that further reduced corn prices, such as increasing the number of corn import permits issued to corn traders. These actions drove down the domestic price of corn, which further reduced sales of corn flour. During 2001, 2002 and 2003, the Mexican government issued import permits based upon the availability of domestic corn, which contributed to the stability of domestic corn prices during this period. In 2003, however, the number of import permits issued by the Mexican government has decreased due to sufficient availability of domestic corn. See “Item 5. Operating and Financial Review and Prospects— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

     The level of environmental regulation and enforcement in Mexico has increased in recent years. The Comision Nacional del Agua, or CNA, has brought enforcement proceedings against us for water discharges from two of our facilities. While we are vigorously defending this action, we cannot assure you that we will succeed or that further actions of this type will not be brought against us. We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated by international agreements between Mexico and the United States. The promulgation of new environmental regulations or higher levels of enforcement may adversely affect us.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

     Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 8.96% for 2000, 4.40% for 2001 and 5.70% for 2002. From January through May 2003, the inflation rate was 1.16%. On June 18, 2003, the 28-day CETES rate was 5.31%. While we have no outstanding debt at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities

     We are a Mexican company with all of our consolidated assets located in Mexico and all our consolidated net sales derived from Mexico. The prices of securities issued or guaranteed by Mexican companies have been, to varying degrees, and the Mexican economy has been, influenced by economic and market conditions in other emerging market countries, particularly in Latin America. Although economic, political and other conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers or guarantors in other countries, including Mexico.

     In late October 1997, prices of Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil.

     Argentina’s insolvency and default on its public debt, which deepened the existing financial, economic, and political crises in that country, may adversely affect Mexico or securities of issuers or guarantors in other countries, including Mexico. To the extent that the Argentine government is unsuccessful in preventing further economic decline, the crisis in Argentina may adversely affect issuers or guarantors in other countries, including Mexico.

     Events in Venezuela may adversely affect securities of issuers or guarantors in other countries, including Mexico. In recent years, Venezuela has experienced considerable volatility and depreciation of its currency, high interest rates, political instability and civil unrest. In February 2002, the government abandoned its policy of locking the Venezuelan bolivar within an exchange rate band in favor of a free floating exchange rate system, resulting in an immediate 35% depreciation of the Venezuelan bolivar. The April 2002 coup, which ousted President Hugo Chávez from office for two days, marked the climax of the political instability that continued throughout the remainder of 2002. In addition, a nation-wide general strike that began in early December 2002 and lasted for approximately two months caused a significant reduction in oil production in Venezuela, and had a material adverse effect on Venezuela’s oil-dependent economy. In 2002, inflation in Venezuela reached 31.2%, the Venezuelan bolivar depreciated 85.1% against the U.S. dollar and Venezuela’s gross domestic product decreased 8.9%. More recently, in February 2003, in response to the general strike and in an effort to shore up the economy and control inflation, Venezuelan authorities imposed foreign exchange and price controls on specified products. Further economic stagnation in the private sector is expected to result as a consequence of these market distortions. There is a risk that a continuation or worsening of these conditions could adversely affect Mexico or issuers or guarantors in other countries, including Mexico.

     The market value of our shares and ADSs may be adversely affected by the events in Argentina and Venezuela as well as other events in other countries.

Terrorist Attacks and Certain Actions Taken by the United States or Others Could Adversely Affect Economic Conditions Globally, Which May Have a Negative Affect on Our Business

     The terrorist attacks of September 11, 2001 depressed economic activity in the United States and globally, including in Mexico. It is not certain how long these economic conditions will continue. If additional terrorist attacks occur, the post-war situation in Iraq worsens or other wars are declared by the United States or others, economic conditions in the United States and internationally are likely to deteriorate. Our business, financial condition and results of operations may be materially and adversely affected as a result of any such actions. These events could also adversely affect the market value of our shares and ADSs.

You May Be Unable to Enforce Judgments Against Us in Mexican Courts

     We are a Mexican corporation (sociedad anónima de capital variable). Our directors and executive officers are residents of Mexico, and a significant portion of the assets of our directors and executive officers, and our assets, are located in Mexico. You may experience difficulty in effecting service of process upon our company or our directors and executive officers in the United States, or, more generally, outside of Mexico, and in enforcing civil judgments of non-Mexican courts in Mexico, including judgments predicated on civil liability under U.S. federal securities laws, against us, or our directors and executive officers. We have been advised by Salvador Vargas Guajardo, Esq., our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely on the U.S. federal securities laws.

Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information

     Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Financial results reported using Mexican GAAP may differ substantially from those results that would have been obtained using U.S. GAAP. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for our three most recent fiscal years. See Note 15 to our audited consolidated statements.

Risks Relating to Our Company

Fluctuations in the Cost and Availability of Corn May Affect Our Financial Performance

     Our financial performance depends upon the price and availability of corn as it represented 66% of our cost of sales for 2002. Mexican and world markets have experienced periods of over-supply and shortage of corn, some of which have caused adverse effects on our results of operations. We cannot always predict whether or when shortages or over-supply of corn will occur. In addition, future Mexican or other governmental actions could affect the price and availability of corn. Any adverse developments in domestic and international corn markets could have a material adverse effect upon our business, financial condition, results of operations and prospects.

Further Downgrades of Our Parent Company GRUMA May Increase Our Financing Costs

     In November 1999, Standard & Poor’s lowered the rating on U.S.$250 million unsecured notes due 2007 of Gruma, S.A. de C.V., or GRUMA, our parent company, from triple-B-minus to double-B-plus. In September 2000, Moody’s downgraded GRUMA’s debt from Ba1 to Ba2. Additionally, in May 2001, Standard & Poor’s lowered the corporate credit rating of GRUMA to double-B from double-B-plus. Although Standard & Poor’s and Moody’s changed GRUMA’s outlook from negative to stable in April 2002 and June 2002, respectively, Standard & Poor’s changed GRUMA’s outlook from stable to positive in December 2002 and Standard & Poor’s raised GRUMA’s corporate credit rating to double-B-plus in June 2003, future downgrades or changes in outlook could cause GRUMA’s or our costs with respect to new debt to increase which could ultimately affect GRUMA’s stock price as well as ours.

Risks Relating to Our Controlling Shareholders and Capital Structure

Holders of ADSs May Not Be Able to Vote at our Shareholders’ Meetings

     Our shares are traded on the New York Stock Exchange in the form of ADSs. There can be no assurance that holders of our shares through ADSs will receive notices of shareholder meetings from our ADS depositary with sufficient time to enable such holders to return voting instructions to our ADS depositary in a timely manner.

Holders of ADSs Are Not Entitled to Attend Shareholder Meetings, and They May Only Vote Through the Depositary

     Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In addition, such voting instructions may be limited to matters enumerated in the agenda contained in the notice to shareholders and with respect to which information is available prior to the shareholders’ meeting.

Holders of ADSs May Not Be Able to Participate in Any Future Preemptive Rights Offering and as a Result May Be Subject to a Dilution of Equity Interest

     Under Mexican law, if we issue new shares for cash as a part of a capital increase, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We are not legally permitted to allow holders of our shares through ADSs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares through ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

     We are under no obligation to, and there can be no assurance that we will, file a registration statement with the SEC to allow holders of our shares through ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the ADS depositary of preemptive rights and distribution of the proceeds from such sales to the holders of our shares through ADSs is not possible. As a result, the equity interest of holders of our shares through ADSs would be diluted proportionately and such holders may not receive any economic compensation. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”

The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States

     Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors and controlling shareholders is not well developed and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it maybe more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

We Have Significant Transactions With Our Parent Company GRUMA and Other Affiliates That Could Create Potential Conflicts of Interest

     In the ordinary course of business, we and certain of our subsidiaries enter into agreements with GRUMA, our parent company, and other affiliates, including agreements pertaining to the sharing of intellectual property, and providing technical and advisory support services. We also periodically provide loans to GRUMA, which owed us Ps.265.4 million as of June 18, 2003. Transactions with affiliates may create the potential for conflicts of interest. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Exchange Rate Fluctuations May Affect the Value of Our Shares

     Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar value of an investment in our shares and of dividend and other distribution payments on those shares. See “Item 3. Key Information—Exchange Rate Information.”

Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments With Respect to Their Rights as Shareholders

     As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexican in respect of their ownership interests in us and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in us. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our Controlling Shareholder Can Exert Substantial Control Over Our Company

     As of April 30, 2003, Mr. Roberto González Barrera controlled, directly and indirectly, approximately 53.5% of the outstanding shares of GRUMA, our parent company. GRUMA owns 83.18% of our outstanding shares. Consequently, Mr. González Barrera has the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders.

     Mr. González Barrera has pledged part of his shares in GRUMA to secure some of his borrowings. If the lenders enforce their rights against any or all of these shares, Mr. González Barrera could lose control over GRUMA and a change of control could result. In addition, this could trigger a default in one of GRUMA’s credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects.

We Are a Holding Company and Depend Upon Dividends and Other Funds From Subsidiaries to Service Our Debt

     We are a holding company with no significant assets other than the shares of our subsidiaries. As a result, our ability to meet any debt service obligations depends primarily upon our receiving sufficient funds from our subsidiaries. Under Mexican law, companies may only pay dividends:

•	from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

•	after any existing losses applicable to prior years have been made up or absorbed into capital;

•	after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company’s paid-in capital stock; and

•	after shareholders have approved the payment of the relevant dividends at a duly convened meeting.

Item 4. Information on the Company.

THE BUSINESS

Principal Products

     We produce, distribute and sell corn flour in Mexico, which is then used in the preparation of tortillas and other related products. In 2002, we had net sales of Ps.4,763 million. We are the largest corn flour producer in Mexico, with a corn flour market share of approximately 73% in 2002. We estimate that our corn flour is used in 36% of the corn tortillas consumed in Mexico. We sell corn flour in Mexico under the brand name MASECA®. MASECA® flour is a ready-mixed corn flour that becomes a dough when water is added. This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

     We produce over 40 varieties of corn flour for the manufacture of different food products. We sell corn flour to tortilla and tortilla chip manufacturers as well as in the retail market. Our principal corn flour product is a standard fine-textured, white flour used to manufacture tortillas.

Sales and Marketing

     We sell packaged corn flour in bulk 20-kilogram sacks in the wholesale market, principally to thousands of tortilla manufacturers, and one-kilogram packages in the retail market.

     The following table sets forth our bulk and retail sales volumes of corn flour in Mexico for the periods indicated.

	Year Ended December 31,

	2000		2001		2002

	Tons	%	Tons	%	Tons	%

Bulk	1,265,489	84	1,217,197	85	1,179,186	85
Retail	241,565	16	219,033	15	206,344	15

	1,507,054	100	1,436,230	100	1,385,530	100

     Our customer base is comprised primarily of small tortilla producers, or tortillerías, which purchase corn flour in bulk and produce tortillas on their premises, which are then sold locally. Retail sales are channeled to two distinct markets: urban centers and rural areas. Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks to distribute MASECA® flour or through wholesalers who sell the product to smaller grocery stores throughout Mexico. Sales to rural consumers are made principally through the Mexican government’s social and distribution program Distribuidora Conasupo, S.A., or DICONSA, which consists of a network of small government-owned stores and which supplies rural areas with basic food products. Our sales representatives are mainly concerned with promoting the dry corn flour method to tortilla producers. Mexico’s tortilla industry is highly fragmented, consisting mostly of tortillerías, of which approximately 51% continue to utilize, in our opinion, the relatively inefficient wet corn dough method of tortilla production. We estimate that the traditional wet corn dough method accounts for approximately one-half of all tortillas produced in Mexico. Tortilla producers that do not utilize corn flour buy the wet dough from dough producers or buy and mill their own corn and produce tortillas themselves.

     This traditional method is a rudimentary practice requiring more energy, time and labor since it involves cooking the corn in water and with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough. We pioneered the dry corn flour method in which we mill the raw corn in our facilities into corn flour. Tortilla producers and consumers may then simply add water to transform the flour into tortilla dough. We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method. Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor. We estimate that one kilogram of corn processed through the corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method. Corn flour is also transported more easily than wet corn dough and has a shelf life of approximately three months, compared with one or two days for wet corn dough. The market for wet corn dough is limited due to the perishable nature of the product, restricting sales of most wet corn dough producers to their immediate geographic areas. Additionally, the corn flour’s longer shelf life makes it easier for consumers in rural areas to produce their own tortillas, as tortillerías are relatively scarce.

     We strongly believe in the superiority of our dry corn flour method and, thus also, believe that we have substantial opportunities for growth by encouraging a transition to our method. Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet. In fact, in 2002, corn flour for tortilla manufacturing accounted for approximately 95% of our total corn flour sales volume in Mexico, with the balance being used for the manufacture of tortilla chips. The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry. Reluctance to abandon traditional practice, particularly in central and southern Mexico, and decreases in corn prices and increases in tortilla prices, which have allowed tortilla makers to improve margins, are major factors in preventing the widespread conversion of tortillerías to the corn flour method.

     We have embarked on several programs to promote corn flour sales to tortilla producers and consumers. We offer incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method. The incentives we offer include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training. For example, in order to assist traditional tortilla producers in making the transition to corn flour, we sell specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of GRUMA’s research and development subsidiaries. These incentives are helping us tap into a significant potential market. We also help our tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales. These efforts to improve sales include prime time advertising on television as well as radio, magazine and billboard advertising. In 2003, we intend to have our specialized sales teams continue their efforts to provide better and more individualized service to different types of customers.

     We have also developed the “in-store tortillería” concept, which involves the on-site manufacture and sale of tortillas in supermarkets using MASECA® brand corn flour and machinery supplied by our technology and equipment operations. Through this promotion, we seek to increase consumer exposure to, and acceptance of, tortillas made with corn flour. As of December 31, 2002, 78% of supermarkets throughout Mexico hosted our “in-store tortillerías.”

     The demand for corn flour varies slightly with the seasons. After the May/June and December harvests, when corn is more abundant and thus less expensive, tortilla producers are more inclined to purchase corn and use the traditional method. In the months immediately preceding such harvests, corn is more costly and in shorter supply and more tortilla producers then employ the dry corn flour method of production.

Competition and Market Share

     We face competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises. Our estimates indicate that 51% of tortilla producers continue to use the traditional wet corn dough method.

     Our principal competitors in the corn flour production market are Grupo Minsa, S.A. de C.V., previously known as Maíz Industrializado Conasupo, S.A. de C.V., or MICONSA, and regional corn flour producers. We estimate that our market share of corn flour sales in Mexico during 2002 was approximately 73%, and that Grupo Minsa, S.A. de C.V. and regional corn flour producers accounted for 20% and 7% of the market, respectively. We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage. We believe that we have certain competitive advantages resulting from our proprietary technology, greater economies of scale and broad geographic coverage, which may afford us opportunities to more effectively source raw materials and reduce transportation costs.

Operations and Capital Expenditures

     We currently own 18 corn flour mills, two of which are temporarily closed. The Chalco plant has been inactive since October 1999 while the Zamora plant has been inactive since July 2000. We have temporarily shifted production to other plants to achieve savings in overhead costs. All our plants are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption.

     As a result of construction and expansion of our plants, we increased our installed corn flour manufacturing capacity from approximately 1.0 million tons per year as of January 1, 1990 to 2.3 million tons per year as of December 31, 2002. Most of this construction and expansion took place between 1992 and 1995. In 2000, we spent U.S.$4.5 million, primarily to upgrade our corn flour production processes and acquire computer and transportation equipment. In 2001, we spent U.S.$0.4 million, primarily to upgrade our corn flour production processes. In 2002, we spent U.S.$2.9 million, primarily to upgrade our corn flour production processes. We expect capital expenditures for 2003 of approximately U.S.$11 million for technology upgrades.

     We believe we have the most extensive nationwide corn purchasing and corn flour distribution capabilities of any corn flour producer in Mexico, providing us with a significant competitive advantage. To enhance our presence in particular geographic areas, we have transferred a minority interest in certain subsidiaries to local investors, unions and development agencies. Pursuant to an agreement between us and Investigación de Tecnología Avanzada, S.A. de C.V., or INTASA, a wholly-owned subsidiary of GRUMA, our controlling shareholder, INTASA provides technical assistance to each of our operating subsidiaries for which each pays to INTASA a fee equal to 0.5% of its consolidated net sales. Each of our corn flour facilities use proprietary technology developed by GRUMA’s technology and equipment operations.

Raw Materials

     Corn is the principal raw material required for the production of corn flour, and constituted approximately 66% of our cost of sales for 2002. We purchase corn primarily from Mexican growers and grain elevators, or if domestic supply proves insufficient, from world markets at international prices under import permits granted by the Mexican government. Our purchases are made on a spot basis pursuant to short-term contractual arrangements, which are generally in the form of oral agreements entered into at the beginning of the harvest. Compañía Nacional Almacenadora, S.A. de C.V., our subsidiary, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

     We believe that the diverse geographic locations of our production facilities in Mexico enables us to achieve savings in raw material transportation and handling. In addition, by sourcing corn locally for our plants, we are better able to communicate with local growers concerning the size and quality of the corn crop and are better able to maintain quality control. In Mexico, we purchase corn for cash in order to strengthen our ability to obtain the highest quality corn on the best terms.

     Traditionally, domestic corn prices in Mexico tend to be higher than those abroad, but do follow trends in the international market. During most periods, the price at which we purchase corn depends on the international corn market. As a result, corn prices are sometimes unstable and volatile. In certain periods in the past, however, these fluctuations have been significantly affected by government regulations and policies. The Mexican government’s decision to discontinue the subsidy program for tortilla consumers in 1999 and to increase corn imports and support for corn growers in 1999 and 2000, resulted in drastic decreases in corn prices at that time. In

1998, the average prices for our corn purchases in Mexico and abroad were approximately Ps.1,974 per ton. In 1999, however, corn prices fell to an average of Ps.1,631 per ton. In 2000, the price of corn decreased dramatically to an average of Ps.1,296 per ton. In 2001, corn prices remained stable at about an average of Ps.1,289 per ton. In 2002, corn prices generally remained stable through October but increased to approximately Ps.1,550 per ton beginning in November, reflecting an international trend. For more information regarding the government’s effect on corn prices, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations––Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

     In addition to corn, the other principal materials and resources used in the production of corn flour are packaging materials, water, lime and energy. We believe that our sources of supply for these materials and resources are adequate, although energy and packaging costs tend to be volatile.

Distribution

     Our products are distributed through independent transport firms contracted by us. Most of our sales are made free-on-board at our plants, in particular those to tortilla manufacturers. With respect to other sales, in particular retail sales (one-kilogram packages) to the Mexican government and large supermarket chains, we pay the freight cost.

History and Development

     Grupo Industrial Maseca, S.A. de C.V. is a corporation (sociedad anónima de capital variable) registered in Monterrey, Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on March 12, 1981 with a corporate life of 99 years. Our full legal name is Grupo Industrial Maseca, S.A. de C.V., but we are also known as GIMSA and Maseca. The address of our principal executive office and legal domicile is Avenida La Clínica 2520, Edificio Delta, Primer Piso, Col. Sertoma, Monterrey, Nuevo León, 64710 México and our telephone number is (52) 818-3-99-33-00.

     We were founded in 1949, when Roberto González Barrera, the Chairman of our board of directors and Chief Executive Officer, started producing and selling corn flour in Northeastern Mexico as an alternative ingredient in producing tortillas. Prior to our founding, all corn tortillas were made using a wet corn dough method. We believe that the preparation of tortillas using the corn flour method presents major advantages including greater efficiency and higher quality.

     We believe the gradual transition to the dry corn flour method offers significant opportunities for our growth. Today, we are the largest corn flour producer in Mexico with a 73% share of the corn flour market.

Organizational Structure

     We are a subsidiary of GRUMA, a Mexican holding company with other subsidiaries in Mexico, the United States, Venezuela, and Central America. Our sister companies produce corn flour in other countries as well as packaged tortillas, other tortilla-related products and wheat products. In 2002 our sales comprised 25% of GRUMA’s total sales.

     We are also currently the parent of the following wholly-owned and majority-owned subsidiaries, all incorporated in Mexico. They all engage in the production of corn flour and related activities including arranging for the purchase of corn and other raw materials.

Percentage of
ownership

Corn flour manufacturing subsidiaries:
Molinos Azteca, S.A. de C.V.	100.00%
Industrias de Río Bravo, S.A. de C.V.	98.34
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00

Service and other subsidiaries:
Compañía Nacional Almacenadora, S.A. de C.V.	100.00%
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

     On April 30, 2002, five of our corn flour manufacturing subsidiaries at that time merged with our subsidiary Molinos Azteca, S.A. de C.V. (previously known as Molinos Azteca de Culiacán, S.A. de C.V.). These five corn flour manufacturing subsidiaries were: Derivados de Maíz Alimenticio, S.A. de C.V.; Molinos Azteca, S.A. de C.V.; Molinos Azteca del Bajío, S.A. de C.V.; Harinera de Tamualipas, S.A. de C.V.; and Molinos Azteca de Chihuahua, S.A. de C.V. On December 31, 2002, our subsidiary Harinera de Maíz, S.A. de C.V. also merged with Molinos Azteca, S.A. de C.V. These mergers resulted from our efforts to consolidate administrative and management functions of our subsidiaries in order to achieve greater efficiencies.

REGULATIONS

Corn and Tortilla Subsidies and Import Policies

     Due in part to the importance of tortillas in the Mexican diet, the Mexican government has enacted various policies that have distorted the corn and tortilla markets. Prior to January 1, 1999, the government subsidized corn purchases made by tortilla producers and set retail tortilla prices. Although the subsidies and price controls were dismantled at that time, the government took other measures that affected the price of corn and tortillas. These included the closing of CONASUPO, which resulted in the sale of its significant corn reserves, the increased distribution of corn import permits and increased funding for support programs for corn growers. For more information on these policies and their effect on our costs and sales, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations––Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

Environmental Regulations

     Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The principal federal environmental laws are the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law of Ecological Equilibrium and Protection of the Environment, or the Mexican Environmental Law), which is enforced by the Secretaría de Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources, or SEMARNAT) and the Ley Federal de Derechos (the Mexican Federal Law of Governmental Fees). Under the Mexican Environmental Law, each of our facilities engaged in the production of corn flour is required to obtain an operating license from SEMARNAT upon initiating operations, and then annually submit a certificate of operation to maintain the operating license. Furthermore, the Mexican Federal Law of Governmental Fees requires that Mexican manufacturing plants pay a fee for the discharge of residual waste water to drainage. Rules have been promulgated concerning hazardous substances and water, air and noise pollution. In particular, Mexican environmental laws and regulations require that Mexican companies file periodic reports with respect to air and water emissions and hazardous wastes. They establish standards for waste water discharge. We must also comply with zoning regulations as well and rules regarding health, working conditions and commercial matters. SEMARNAT and the Federal Bureau of Environmental Protection can bring administrative and criminal proceedings against companies that violate environmental laws, as well as close non-complying facilities.

     We believe we are currently in compliance in all material respects with all applicable Mexican environmental regulations. The level of environmental regulation and enforcement in Mexico has increased in recent years. We expect this trend to continue and to be accelerated by international agreements between Mexico and the United States. To the extent that new environmental regulations are promulgated in Mexico, we may be required to incur additional remedial capital expenditures to comply. Management is not aware of any pending regulatory changes that would require additional remedial capital expenditures in a significant amount.

Competition Regulations

     The Ley Federal de Competencia Económica (the Federal Economic Competition Law, or the Mexican Competition Law), was approved by the Mexican Congress and published in the Diario Oficial de la Federación on December 24, 1992 and became effective on June 22, 1993. The Mexican Competition Law and the Reglamento de la Ley Federal de Competencia Económica (the Regulations of the Mexican Competition Law), effective as of March 5, 1998, regulate monopolies and monopolistic practices and require Mexican government approval of certain mergers and acquisitions. The Mexican Competition Law grants government the authority to establish price controls for products and services of national interest qualified as such by Presidential decree, and established the Comisión Federal de Competencia, or Federal Competition Commission, to enforce the law. Mergers and acquisitions and other transactions that may restrain trade or that may result in monopolistic or anti-competitive practices or combinations must be approved by the Federal Competition Commission. The Mexican Competition Law may potentially limit our business combinations, mergers and acquisitions and may subject us to greater scrutiny in the future in light of our market presence, although it has had little effect on our operations, and we do not believe that this legislation will have a material adverse effect on our existing or developing business operations.

Item 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein. Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in certain significant respects. See Note 15 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and a quantitative reconciliation to U.S. GAAP of our consolidated net income and stockholders’ equity.

Inflation Accounting

     Mexican GAAP requires that financial statements recognize the effect of inflation in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, as amended. The intended effect of such recognition is to present all information in comparable monetary units and thereby eliminate the distorting effect of inflation in the financial statements. Unless otherwise stated herein, financial information in the financial statements and throughout this Form 20-F has been restated in pesos of constant purchasing power as of December 31, 2002.

     Mexican inflation accounting requires, among other considerations, the determination of comprehensive financing cost, which is composed of interest expense, interest income, foreign exchange gains or losses and an item called monetary position gain or loss. The monetary position gain or loss account is used to reflect the effect of inflation on a company’s monetary assets and liabilities. By determining a company’s net monetary position (monetary assets minus monetary liabilities) and applying inflation indices for the period under consideration, the impact of inflation on a company’s monetary items may be quantified and reflected in earnings. Thus, if monetary liabilities are larger than monetary assets, the company will recognize a gain from inflation as its liabilities will be worth less upon repayment due to the reduced value of the currency from inflation. If monetary assets exceed monetary liabilities, on the other hand, the company will recognize a loss as its monetary assets will be worth less in terms of purchasing power.

Critical Accounting Policies

     Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with Mexican GAAP as promulgated by the Mexican Institute of Public Accountants. A reconciliation from Mexican GAAP to U.S. GAAP of net income and total stockholders’ equity is included in Note 15 to our consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

     In response to the SEC’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” we identified the most critical accounting principles that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations. These policies are outlined below.

     Additional accounting policies that are also used in the preparation of our consolidated financial statements are outlined in the notes to our consolidated financial statements included in this Annual Report.

Property, Plant and Equipment

     We depreciate our property, plant and equipment over their respective estimated useful lives. Useful lives are based on management’s estimates of the period that the assets will continue to support production requirements or generate sales of our products and are adjusted when those estimates change. Estimates are based on the nature of the asset, historical usage with consideration given to technological changes, our current strategy, as well as internal engineering studies. To the extent that our estimates are incorrect, our periodic depreciation expense or carrying value of our assets may be impacted.

     We also evaluate the carrying value of property, plant and equipment to be held and used, and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable, such as temporary shut downs or permanent closures of plants. Such reviews have been necessary in recent years. Impairment losses for equipment held and used are recorded when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. The estimates of undiscounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation; nevertheless, actual future results may differ. Should impairment exist, the amount of the loss is then quantified by comparing the carrying amount of the assets to the weighted discounted cash flows. For assets to be disposed of, we assess whether machinery or equipment can be used at other facilities and, if not, estimate the proceeds to be realized upon sale of the assets. Primarily as a result of plan rationalization, certain facilities and equipment are not currently in use in operations. We have recorded impairment losses related to certain unsued assets and such losses may potentially occur in the future.

Goodwill

     Under Mexican GAAP, goodwill is amortized on a straight-line basis over estimated useful lives. We assess the recoverability of goodwill whenever events or changes in circumstances indicate that expected future undiscounted cash flows may not be sufficient to support the carrying amount of an asset. Estimates of future cash flow involve considerable management judgment. These estimates are based on historical data, anticipated market conditions and management plans.

     Under U.S. GAAP, effective January 1, 2002, we applied FAS 142. Under FAS 142, goodwill is no longer amortized, but is subject to annual impairment testing.

     The identification and measure of goodwill impairment involves the estimation of fair value of the reporting units. Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We perform internal valuation analyses and consider relevant internal data as well as other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions including projected future cash flows (including timing), a discount rate reflecting the risk inherent in future cash flows, a perpetual growth rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. Inherent in these estimates and assumptions is a certain level of risk which we believe we have considered in our valuation. Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill.

Deferred IncomeTaxes

     Under both Mexican and U.S. GAAP, we record deferred income tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax basis of assets and liabilities. If enacted tax rates change, we adjust the deferred tax assets and liabilities through the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. We also record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry

     Because of the importance of tortillas as a principal staple in the Mexican diet, the Mexican government has regulated the domestic corn, corn flour and tortilla industry, in one form or another, for approximately thirty years. As discussed below, we had expected to benefit greatly from the significant liberalization of the tortilla and corn flour industry in 1999 and invested heavily in new plants as a result. Instead the Mexican government has pursued policies, particularly in 1999 and 2000, that have distorted the corn flour and tortilla markets and negatively affected our results of operations.

Complementary Revenues for Corn Flour Used to Make Tortillas

     Until December 31, 1998, the Mexican government, in recognition of the importance of tortillas as a principal staple in the Mexican diet, established below market tortilla prices and consequently regulated corn flour prices and paid complementary revenues to corn flour producers, subject to specified volume ceilings. The Mexican government established corn flour prices below market pricing levels, and at times, below the cost of production, allowing corn flour producers to sell corn flour to tortilla manufacturers at prices lower than actual production cost. Under this program, the Mexican government:

•	paid corn flour producers, including us, complementary revenues equal to the difference between the market price for corn and the government’s subsidized price, based on an established formula; and

•	set monthly ceilings for each corn flour producer on the volume of corn flour for which it would pay complementary revenues.

     At times, the Mexican government’s prices and/or ceilings were too low to reflect demand, so that we had to choose whether to sell our corn flour at a price below our actual production cost or not to sell corn flour at all.

     Complementary revenues accounted for 12.2% of our net sales in 1998. Effective as of December 31, 1998, the Mexican government deregulated the corn flour and tortilla industry and, in particular, terminated the complementary revenue program and allowed the prices of corn flour and tortillas to be determined by competition and other market conditions. The termination of this program, combined with the other market-distortive effects described below, has negatively affected the transition to competitive corn and corn flour markets and has negatively affected our results of operations.

Commercialization Program

     Since December 1996, ASERCA, a Mexican government agency, has maintained a separate program designed to promote the purchase of corn in certain regions of Mexico. Under this program, called the commercialization program, the Mexican government provides payments to corn purchasers based partly on international corn prices. The net effect is that these purchasers receive corn below the domestic market price of corn. The reimbursements vary depending upon the size of the corn harvest in Mexico’s various growing regions. With the exception of the winter harvest of 1999, the amount of corn available under this program has been small.

     Since mid-2001, corn growers have sold corn at market prices. In some regions, these corn growers receive direct economic support from the Mexican government. In addition, in order to keep domestic corn prices competitive with imported corn prices, corn purchasers in some regions are reimbursed for transportation and warehousing costs by the Mexican government.

     During the two years that both the complementary revenue and the commercialization program were in place, corn flour and corn dough producers received two distinct payments from the government. Since the end of the complementary revenues program, corn buyers are only reimbursed under the commercialization program.

Deregulation of the Corn Flour and Tortilla Markets

     With the deregulation of the corn flour and tortilla markets on January 1, 1999, we believed that we were well positioned for growth. As tortilla prices were no longer to be set by the government, we anticipated a price war among tortilla producers that would accelerate the switch to the more efficient dry corn flour method in an effort to reduce costs. In addition, we expected tortilla producers to look for ways to cut costs as corn flour and corn dough prices were expected to increase with the closing of CONASUPO. In anticipation of this closing and a possible shortage of corn, we built large corn inventories in the end of 1998 and the beginning of 1999. With these large purchases, we had far in excess of our normal reserves for that time of year.

     In connection with the deregulation, the Mexican government accelerated the sale of its remaining corn inventories during 1999, creating a surplus of corn in the Mexican market. In addition, in order to ensure adequate corn supply for tortilla manufacturing during the transition to a competitive market, the Mexican government issued import permits for over 473,000 tons of corn for traditional tortilla production mostly in the first half of 1999. Due to the resulting over-supply of corn, domestic corn prices were depressed in most of 1999. The large corn inventories that we had at the end of 1998 and the beginning of 1999 were purchased at prices that turned out to be higher than those prevailing in the market during most of 1999. During most of 1999, we were unable to increase our corn flour prices because many of our current and potential customers substituted raw corn for corn flour in making tortillas due to the low price of raw corn.

     In 2000, the government’s decision to increase corn imports and support for corn growers resulted in drastic decreases in corn prices, which fell approximately 21% in 2000. This in turn drove down corn flour prices. As a result of this reduction in the price of raw corn, tortilla producers continued to switch from corn flour to raw corn. This trend continued in 2001 and 2002, although to a lesser extent, during which time corn prices fell approximately 0.5% and 0.4%, respectively.

     Despite the drop in corn and corn flour prices, tortilla prices drastically increased after January 1, 1999 and have remained high through June of 2003. During this period, tortilla prices have increased approximately 87% while inflation has increased approximately 37%. This caused an estimated decrease in demand for tortillas and negatively affected our sales volume.

RESULTS OF OPERATIONS

     We are the leading Mexican producer of corn flour. We had an estimated market share of approximately 73% of the Mexican corn flour market in 2002. Corn flour is used primarily to make tortillas, one of the principal staples of the Mexican diet. We estimate that our corn flour is used in 36% of the corn tortillas consumed in Mexico. From 1989 to 1996, the corn flour segment of the overall tortilla market experienced significant growth, increasing from 22% of the tortilla market in Mexico in 1988 to approximately 54% in 1996. From 1997 through 2002, due to changes relating to the deregulation of the tortilla industry, the corn flour segment declined to 49% of the overall tortilla market (based on our estimates). We believe that the overall increase in corn flour industry sales since 1989 has resulted primarily from the substitution of the corn flour method for the traditional method in the production of tortillas.

     The following table sets forth certain income statement and operating data for our company for each of the periods indicated, expressed as a percentage of total sales and based on data expressed in pesos of constant purchasing power as of December 31, 2002:

	Year Ended December 31,

	2000	2001	2002

Net Sales	100.0%	100.0%	100.0%
Cost of Sales	71.2	69.9	70.4
Gross Profit	28.8	30.1	29.6
Selling, General and Administrative Expenses	17.8	18.8	19.0
Operating Income	11.0	11.3	10.7
Comprehensive Financing Income (Cost), net	0.5	0.5	(0.6)
Income Taxes	3.4	3.3	1.4
Net Income	7.7	7.5	7.6

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Net Sales

     Our net sales decreased by 3.7% to Ps.4,763 million in 2002 compared with Ps.4,947 million in 2001. The decrease in net sales resulted from lower sales volume. Sales volume decreased 3.5% in 2002 to 1,386,000 tons from 1,436,000 tons in 2001 due to a combination of factors, including:

•	a 3.1% decrease in bulk sales volume (which represented 85.1% of total sales volume in 2002) resulting from our efforts to limit our customers to those with low-risk credit profiles. We are continuing to focus on increasing sales to these customers and are providing such customers with incentives to increase the percentage of corn flour used in their raw-material mix; and

•	a 5.8% decrease in 2002 in sales volume of one-kilogram consumer retail packages of corn flour (which represented 14.9% of total sales volume in 2002) reflecting lower sales to DICONSA caused by DICONSA’s restructuring of operations, which resulted in an increase in the prices of goods DICONSA sells to the public and a reduction in DICONSA branches and regional coverage.

Cost of Sales

     Our cost of sales as a percentage of net sales increased to 70.4% in 2002 from 69.9% in 2001 due primarily to:

•	lower absorption of fixed costs as a result of lower sales volume; and

•	an increase in expenses associated with corn procurement, due to:

•	insufficient corn supplies in certain regions of Mexico in the fourth quarter of 2002; and

•	higher corn transportation and warehousing costs due to the absence in 2002 of governmental support we received in 2001 to compensate us for using domestic corn.

     In peso terms, our cost of sales decreased 3.0%, commensurate with the 3.5% decline in sales volume, to Ps.3,352 million in 2002 from Ps.3,457 million in 2001.

Gross Profit

     Our gross profit decreased 5.3% in 2002 to Ps.1,411 million compared to Ps.1,490 million in 2001. Our gross profit margin decreased to 29.6% in 2002 compared to 30.1% in 2001.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses, or SG&A expenses, as a percentage of net sales increased to 19.0% in 2002 from 18.8% in 2001 due to lower sales volume. In absolute terms, SG&A expenses decreased 3.0% to Ps.903 million in 2002 from Ps.931 million in 2001 due to the consolidation of administrative positions at our plants and lower freight expenses as a result of decreased sales to DICONSA.

Operating Income

     Operating income decreased 9.1% to Ps.507 million in 2002 compared to Ps.558 million in 2001. Our operating margin declined to 10.7% in 2002 compared to 11.3% in 2001.

Comprehensive Financing Cost (Income), Net

     Net comprehensive financing cost increased 217.6% to Ps.27 million in 2002 compared to income of Ps.23 million in 2001. The components of comprehensive financing cost (income), together with an explanation of the significant changes, are detailed in the following chart:

Items	2002		2001		Change			Comments

	(in millions of pesos of constant
	purchasing power as of
	December 31, 2002)

Interest expense	Ps.	13	Ps.	23	Ps.	(10)	•	Lower weighted-average
								interest rates and lower
								weighted-average levels of
								outstanding debt

Interest income		(74)		(105)		31	•	Lower weighted-average
								interest rates and lower
								weighted-average outstanding
								cash balances primarily
								during the first half of 2002

Foreign Exchange Loss (Gain)		5		1		4	•	14% peso devaluation in 2002

Monetary Position Loss (Gain)		83		58		25	•	Higher weighted-average
								net monetary asset position
								and higher inflation
Total	Ps.	27	Ps.	(23)	Ps.	50

Income Taxes and Employees’ Statutory Profit Sharing

     The provision for income taxes and employees’ statutory profit sharing decreased 48.8% to Ps.92 million in 2002 compared to Ps.180 million in 2001 due to changes to the statutory income tax rate, which will be reduced gradually from 35% to 32% beginning in 2003 (34%) and continuing through 2005 (32%). To a lesser extent, the decrease also resulted from lower pre-tax income.

     See Note 11 to the consolidated financial statements for more information regarding this change. Our effective tax rate for 2002 was 15% as compared to 29% in 2001.

Net Income

     Our net income decreased 2.6% to Ps.363 million in 2002 compared to Ps.373 million in 2001. However, our net margin improved to 7.6% in 2002 from 7.5% in 2001.

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

Net Sales

     Our net sales decreased by 6.2% to Ps.4,947 million in 2001 compared with Ps.5,271 million in 2000. The decrease in net sales resulted from lower sales volume and, to a lesser extent, from lower corn flour prices (resulting from lower corn prices). Sales volume decreased 4.7% in 2001 to 1,436,000 tons from 1,507,000 tons due to a combination of factors, including:

•	a 9.3% decrease in 2001 in sales volume of one-kilogram consumer retail packages of corn flour (which represented 15.3% of total sales volume in 2001) reflecting lower sales to DICONSA; and

•	a 3.8% decrease in bulk sales volume (which represented 84.7% of total sales volume in 2001) resulting from our decision to focus on achieving higher margins rather than volume growth.

     Average corn flour prices decreased 1.5% in real terms in 2001 compared to 2000, following the downward trend in corn prices. With high availability of corn, lower corn costs and higher tortilla prices, tortilla manufacturers continued to enjoy wide margins and, consequently, were not focused on the economic advantages of using corn flour.

Cost of Sales

     Our cost of sales decreased 7.9% to Ps.3,457 million in 2001 from Ps.3,754 million in 2000 due to:

•	lower corn costs and greater efficiencies in corn procurement;

•	lower transportation and warehousing costs due primarily to governmental support to compensate us for using domestic corn;

•	decreased costs in 2001 compared to 2000 in connection with the temporary closing of the Zamora plant in mid-2000; and

•	lower energy costs.

     Our cost of sales as a percentage of net sales improved to 69.9% in 2001 from 71.2% in 2000 reflecting lower cost of sales and the fact that corn costs declined at a higher rate than corn flour prices due to the strength of GIMSA’s brand name.

Gross Profit

     Our gross profit decreased 1.8% in 2001 to Ps.1,490 million compared to Ps.1,517 million in 2000. However, our gross profit margin improved to 30.1% in 2001 compared to 28.8% in 2000.

Selling, General and Administrative Expenses

     SG&A expenses decreased 0.7% to Ps.931 million in 2001 from Ps.938 million in 2000 due to lower expenses for leasing computer equipment as our information technology system continued to yield savings and, to a lesser extent, lower freight expenses due to decreased sales to DICONSA, partially offset by a significant increase in advertising expenses due to the nationwide advertising campaign for MASECA® brand corn flour that we launched in July 2001. SG&A expenses as a percentage of net sales increased to 18.8% in 2001 compared to 17.8% in 2000 reflecting lower net sales.

Operating Income

     Operating income decreased 3.6% to Ps.558 million in 2001 compared to Ps.579 million in 2000. However, our operating margin increased to 11.3% in 2001 compared to 11.0% in 2000 due mainly to lower corn prices and efficiencies in corn procurement.

Comprehensive Financing Income, Net

     Net comprehensive financing income decreased 12.4% to Ps.23 million in 2001 compared to Ps.26 million in 2000. The components of comprehensive financing income, together with an explanation of the significant changes, are detailed in the following chart:

Items	2001	2000	Change		Comments

	(in millions of pesos of constant
		purchasing power as of
		December 31, 2002)

Interest expense	Ps. 23	Ps. 27	Ps. (3)	•	Lower
					weighted-average
					interest rates and
					lower
					weighted-average
					levels of
					outstanding debt
Interest income	(105)	(122)	17	•	Lower
					weighted-average
					interest rates and
					lower
					weighted-average
					outstanding cash
					balances because of
					higher dividends
					paid
Foreign Exchange Loss (Gain)	1	(3)	4	•	Higher net dollar
					- denominated
					liability position
					throughout the year
Monetary Position Loss (Gain)	58	73	(15)	•	Lower inflation
					and lower
					weighted-average
					net monetary asset
					position
Total	Ps. (23)	Ps. (26)	Ps. 3

Income Taxes and Employees’ Statutory Profit Sharing

     The provision for income taxes and employees’ statutory profit sharing decreased 3.2% to Ps.180 million in 2001 compared to Ps.186 million in 2000. Our effective tax rate for 2001 was 29% as compared to 30% in 2000.

Net Income

     Our net income decreased 8.1% to Ps.373 million in 2001 compared to Ps.406 million in 2000. Net margin decreased to 7.5% in 2001 from 7.7% in 2000.

CONTRACTUAL OBLIGATIONS

     At December 31, 2002, material contractual obligations were as follows:

Contractual	Less than	From 1 to 3	From 3 to 5	Over 5
Obligations	1 Year	Years	Years	Years	Total

		(in millions of U.S. dollars)
Operating lease	0.40	0.30	0.05	—	0.75
Total	0.40	0.30	0.05	—	0.75

OFF-BALANCE SHEET ARRANGEMENTS

     We have not entered into material off-balance sheet arrangements as defined by SEC rules.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity and capital resource requirements in recent years reflect capital expenditures used for upgrades of our equipment, working capital requirements and the payment of dividends. Although no assurances can be given as to future levels of capital expenditures, we currently project investments in fixed assets during 2003 of approximately U.S.$11 million, which will be used primarily for upgrading equipment.

     We fund our liquidity and capital resource requirements through cash generated from operations. Funds generated from operations were Ps.623.5 million in 2002, Ps.634.5 million in 2001 and Ps.592.7 million in 2000. Our current general policy is to fund our inventory purchases with either cash or short-term borrowings through uncommitted lines of credit with various Mexican financial institutions, the terms and conditions of which we negotiate at the time of purchase.

     We believe that our cash reserves and cash generated from operations will be sufficient during the next 12 months to meet our liquidity requirements. Because we rely on cash generated from operations to fund our liquidity and capital resource requirements, factors that cause our revenues and net income to increase or decrease could also cause our sources of liquidity to increase or decrease. These factors include fluctuations in the demand for, or price of, our products, as well as fluctuations in the price of corn and tortillas.

     Our sources of liquidity are similarly affected by transactions that we enter into in the ordinary course of business with GRUMA and other affiliates, including agreements pertaining to the sharing of intellectual property, and providing technical and advisory support services. When we have excess cash, we also periodically provide loans to GRUMA, which owed us Ps.265.4 million as of June 18, 2003. For more information regarding these transactions, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

     We intend to mitigate liquidity risks by increasing revenues through capitalizing on our existing infrastructure and production capacity, but we cannot assure you that we will succeed in this regard. We have available uncommitted lines of credit with various Mexican financial institutions which we could use in the event of a contingency. Should we elect to utilize the uncommitted lines of credit, we would have to negotiate the terms and conditions at that time.

     As of December 31, 2002, we had no outstanding debt.

     We and our subsidiaries had net working capital defined as current assets (excluding cash and cash equivalents) minus current liabilities of Ps.2,221 million and Ps.1,731 million as of December 31, 2002 and 2001, respectively.

RESULTS UNDER U.S. GAAP

     Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, because these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and United States accounting purposes.

     Net income under U.S. GAAP amounted to Ps.355.0 million in 2002, Ps.341.6 million in 2001, and Ps.405.1 million in 2000, compared with net income under Mexican GAAP of Ps.363.1 million in 2002, Ps.372.8 million in 2001 and Ps.405.8 million in 2000.

     Stockholders’ equity under U.S. GAAP amounted to Ps.5,374.3 million in 2002 and Ps.5,185.7 million in 2001, compared with stockholders’ equity under Mexican GAAP of Ps.5,543.2 million in 2002 and Ps.5,349.0 million in 2001.

     See Note 15 to the consolidated financial statements for a discussion of the adjustments under U.S. GAAP.

NEW ACCOUNTING STANDARDS

New Accounting Pronouncements under Mexican GAAP

     In November 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments,” which supersedes Bulletin C-9, “Liabilities,” and Bulletin C-12, “Contingencies and Commitments.” This bulletin is effective as of January 1, 2003. Bulletin C-9 provides guidance for the valuation, recognition and presentation of liabilities, provisions, contingent assets and liabilities, and commitments. This bulletin includes detailed rules for provisions, the use of present value, the consideration of future events for its valuation, the accounting treatment for possible reimbursements and changes in the estimated value of provisions. In addition, Bulletin C-9 establishes the accounting treatment for redemption of obligations when it occurs in an earlier stage or when it is substituted by a new issuance. Our management believes that the adoption of Bulletin C-9 will not have a significant impact on our financial statements.

     In December 2001, the Mexican Institute of Public Accountants issued Bulletin C-8, “Intangible Assets.” This bulletin defines intangible assets as those costs incurred or those rights or privileges acquired that will generate future economic benefits. In addition, it provides guidance for the deferral of research and development costs and certain preoperating expenses, as well as the rules for the amortization of intangible assets. This bulletin is effective as of January 1, 2003. Our management believes that the adoption of Bulletin C-8 will not have a significant impact on our financial statements.

     In December 2002, the Mexican Institute of Public Accountants issued Bulletin C-15 “Impairment and Disposition of Long-Lived Assets,” or Bulletin C-15, which is effective for financial statements initiated in January 1, 2004; although earlier adoption is encouraged. Bulletin C-15 provides guidance for the identification of certain events that represent evidence of potential impairment of long-lived assets, tangible and intangible. Bulletin C-15 also provides guidance for the calculation and recognition of impairment losses and their reversal and establishes presentation and disclosure requirements upon the recognition of impairment losses and their reversal. Additionally, Bulletin C-15 provides presentation and disclosure requirements for discontinued operations. Our management is currently evaluating the potential effects that the adoption of this pronouncement could have on our results of operations and financial position.

Recently Issued U.S. Accounting Standards

     In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, Consolidated Financial Statements,” or FIN No. 46. FIN No. 46 provides a new framework for identifying variable interest entities, or VIEs, and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN No. 46 is effective in 2003. Adoption of this standard is not expected to materially affect our results of operations or financial position.

     Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123,” or SFAS No. 148, issued in December 2002, provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of this standard is not expected to materially affect our results of operations or financial position.

     FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” or FIN No. 45, was issued in November 2002. FIN No. 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN No. 45, include contracts that contingently require a company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. Adoption of this standard is not expected to materially affect our results of operations or financial position.

     In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS No. 146. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issue Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” or Issue No. 94-3. SFAS No. 146 replaces Issue No. 94-3. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have any material effect on our financial statements.

Item 6. Directors, Senior Management and Employees.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

     Our bylaws require that our board of directors be composed of a minimum of five and maximum of twenty directors as decided by our Shareholders at the Ordinary General Shareholders’ Meeting. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent.

     The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 24, 2003, currently consists of 12 directors, each one having its corresponding alternate director. The following table sets forth the current members of our board of directors, their ages, their years of service, their principal occupations and directorships, the terms of expiration of their positions as directors, their directorship classifications as defined in the Code of Best Corporate Practices promulgated by a committee formed by the Mexican Entrepreneur Coordinating Board (Consejo Coordinador Empresarial), and their alternates.

Roberto González Barrera	Age:	72
	Years as Director:	22
	Principal occupation:	Chief Executive Officer and Chairman of the Board of GIMSA and GRUMA Chairman of the Board of Directors of Grupo Financiero Banorte, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Shareholder, related
	Alternate:	Juan A. Quiroga García

Alejandro Álvarez Guerrero	Age:	77
	Years as Director:	13
	Principal occupation:	Chairman of the Board of Cablemás, S.A. de C.V. Member of the Board of Korn Ferry International
	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Javier A. Álvarez Figueroa

Rodolfo F. Barrera Villarreal	Age:	75
	Years as Director:	14
Principal occupation:	Chairman of the Board of Grupo Quimmco
Member of the Consulting Board of Grupo Financiero Bancomer, S.A. de C.V.
		Vice President of the Board of Directors and First Vice President of the Executive Committee of Grupo Financiero Banorte, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Jésus L. Barrera Lozano

José de la Peña Angellini	Age:	53
	Years as Director:	Since April 2003
	Principal occupation:	Executive Vice President of Sales and Marketing of GRUMA
	Term Expires:	2004
	Directorship Type:	Related
	Alternate:	Leonel Garza Ramírez

Ernesto Enríquez Uso	Age:	71
	Years as Director:	2
	Principal occupation:	Member of the Board of Molinos Azteca de Chalco, S.A. de C.V. Chairman of the Board of Directors of Grupo Enríquez, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Alejandro Enríquez Larrondo

Roberto González Moreno	Age:	51
	Years as Director:	18
	Principal occupation:	President and Chairman of the Board of Directors of Corporación Noble, S.A. de C.V., and Noble Marketing International, Inc.
	Term Expires:	2004
	Directorship Type:	Related
	Alternate:	Raúl Cavazos Morales

Juan B. Guichard Michel	Age:	49
	Years as Director:	1
	Principal occupation:	Chairman of the Board of Directors of Invex, Grupo Financiero, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Shareholder, independent
	Alternate:	Juan David Michel

Eduardo Livas Cantú	Age:	60
	Years as Director:	17
Principal occupation:	Consultant on financial and strategic issues and mergers and acquisitions
Member of the Audit Committee and Risk Management Committee of Grupo Financiero Banorte, S.A. de C.V.
Member of the Board of Directors of GRUMA Chairman and member of GRUMA’s Audit Committee Member of the Board of Directors of Banorte, S.A. de C.V. and Bancentro, S.A. de C.V.
		Alternate Member of the Board of Directors of Grupo Financiero Banorte, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Alfredo Livas Cantú

Carlos Hank González	Age:	31
	Years as Director:	Since April 2003
	Principal occupation:	Deputy Chief Executive Officer of Grupo Financiero Banorte, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Related
	Alternate:	Eduardo Sastré de la Riva

Román Martínez Méndez	Age:	65
	Years as Director:	1
	Principal occupation:	President of Internal Auditing at Grupo Financiero Banorte, S.A. de C.V. Member of GRUMA’s Audit Committee
	Term Expires:	2004
	Directorship Type:	Related
	Alternate:	Homero Huerta Moreno

Héctor Rangel Domene	Age:	55
	Years as Director:	6
Principal occupation:	Alternate member of the Board of Directors of Grupo Financiero BBVA-Bancomer, S.A. de C.V. Alternate Chief Executive Officer and member of the Board of Directors of Bancomer, S.A. de C.V.
		Member of the Board of Directors of CINTRA, S.A.
	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Jaime Alatorre Córdoba

Javier Vélez Bautista	Age:	46
	Years as Director:	3
Principal occupation:	Managing Director of Value Link Strategic Management
Member of the Board of Directors and Audit Committee of GRUMA and Grupo Financiero Banorte, S.A. de C.V.
		Member of the Risk Management Committee of Grupo Financiero Banorte, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Sergio García Boulle

     Mr. Roberto González Moreno, a member of our board of directors, is the son of Mr. Roberto González Barrera, the Chairman of our board of directors. In addition, Carlos Hank González, a member of our board of directors, is the grandson of Mr. Roberto González Barrera.

     The board of directors has regularly scheduled quarterly meetings. The directors were elected for a one-year term by our shareholders at the Annual Meeting held in April 2003.

Secretary

     The secretary of the board of directors is Mr. Salvador Vargas Guajardo, our General Counsel, and his alternate is Mr. Guillermo Elizondo Ríos. Mr. Vargas Guajardo is not a member of the board of directors.

Statutory Auditor

     Under Mexican law, a statutory auditor must be elected by our shareholders at the annual ordinary general shareholders meeting for a term of one year. At the subsequent annual ordinary general shareholders meeting, the statutory auditor is required to review our affairs and report as to the accuracy of the financial information as presented to shareholders by the board of directors. The statutory auditor is also authorized (i) to call ordinary general shareholders meetings, extraordinary general shareholders meetings and board of directors meetings; (ii) to place items on the agenda for general shareholders meetings and meetings of the board of directors; and (iii) to attend general shareholders meetings, meetings of the board of directors, meetings of the audit committee, and any other meetings of intermediate committees to which the board of directors delegates any activities (without the right to vote). At the Ordinary General Shareholders’ Meeting held on April 24, 2003, Hugo Lara Silva was elected to serve as our statutory auditor and Carlos Arreola Enríquez was elected as alternate statutory auditor.

     Mr. Hugo Lara Silva is 63 years old. He is a retired co-director of and partner in PricewaterhouseCoopers and was a member of the board of directors, the international executive audit committee and the general partner counsel of that firm. Mr. Hugo Lara Silva has experience with a wide variety of businesses in the public and private sectors and has been the statutory auditor for companies such as Grupo Modelo, S.A. de C.V., Ciba-Geigy Mexicana, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Financiero Bancomer, S.A. de C.V., Grupo Mexicano Somex, S.N.C. and Aseguradora Cuauhtémoc, S.A., among others.

Audit Committee

     In accordance with amendments to the Mexican Securities Law promulgated on April 30, 2001, an audit committee was appointed at the Ordinary General Shareholders’ Meeting held on April 24, 2003. Members of the audit committee were selected from members of the board of directors. The current audit committee is comprised of three members, two of whom are independent directors. Set forth below are the names of our audit committee members, their positions within the committee, and their directorship type:

Eduardo Livas Cantú	Position:	Chairman of the Audit Committee
	Directorship Type:	Independent

Javier Vélez Bautista	Position:	Member of the Audit Committee
	Directorship Type:	Independent

Román Martínez Méndez	Position:	Member of the Audit Committee
	Directorship Type:	Related

Senior Management

     Set forth below are the names of our executive officers, their ages, years of service and current positions as our Executive Officers:

Roberto González Barrera	Age:	72
	Years as Executive Officer:	22
	Current Position:	Chief Executive Officer
	Other Positions:	Chief Executive Officer of GRUMA and Chairman of the board of directors of GIMSA and GRUMA. Chairman of the board of directors of Grupo Financiero Banorte, S.A. de C.V.

Juan Antonio Quiroga García	Age:	53
	Years as Executive Officer:	5
	Current Position:	Senior Corporate Controller
	Other Positions:	Chief Corporate Officer of GRUMA.
	Previous Business Experience:	Vice President of Administration of Gruma Corporation. Chief Administrative and Internal Auditing Officer of GRUMA.

Raúl Cavazos Morales	Age:	43
	Years as Executive Officer:	2
	Current Position:	Chief Financial Officer
	Other Positions	Chief Financial Officer of GRUMA
	Previous Business Experience:	Several positions within the finance department of GRUMA, including: Banking Relationships, Corporate Finance and Vice President of Treasury.

Salvador Vargas Guajardo	Age:	50
	Years as Executive Officer:	7
	Current Position:	General Counsel
	Other Positions:	General Counsel of GRUMA
	Previous Business Experience:	Positions at Grupo Alfa, Protexa and Proeza. Senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

Roberto González Alcalá	Age:	39
	Years as Executive Officer:	1
	Current Position:	Chief Operating Officer
	Previous Business Experience:	Several positions within GRUMA’s Central American Operations, including Chief Operating Officer, President of the tortilla division and President of the corn flour division. He also worked in the marketing, sales and manufacturing areas.

Ramiro Martínez Guerra	Age:	59
	Years as Executive Officer:	14
	Current Position:	Vice President, Administration
	Previous Business Experience:	Administration Manager of GIMSA. He has been working in administration at GIMSA for more than 30 years.

Guillermo Nicolás Cubas
Cordero	Age:	48
	Years as Executive Officer:	1
	Current Position:	Vice President, Marketing
	Previous Business Experience:	Human Development at GRUMA corporate services, marketing at GRUMA’s Central American operations, training at PRODISA (GRUMA’s packaged tortilla operations in México), marketing at Industria Lactea Los Pinos.

Jaime Garza Cabañas	Age:	37
	Years as Executive Officer:	4
	Current Position:	Vice President, Commercial Operations for Tortilla Producers
	Previous Business Experience:	General Manager of the Silao Plant of GIMSA, Pepsi-Cola.

Adalberto Becerra Pinedo	Age:	44
	Years as Executive Officer:	1
	Current Position:	Vice President Commercial Operations for Key Accounts
	Previous Business Experience:	Sales and Operations Director at Pepsi-Gemex, General Manager at Coca-Cola de México.

Javier Rivera de la Parra	Age:	43
	Years as Executive Officer:	4
	Current Position:	Vice President, Customer Service
	Previous Business Experience:	General Manager of the Teotihuacan Plant of GIMSA, Planning and Finance Director of Ingeniería Mexicana Incorporada.

Antonio Cantú García	Age:	53
	Years as Executive Officer:	7
	Current Position:	Vice President, Technology
	Previous Business Experience:	Manager of Technology operations of GRUMA, Production Manager of GIMSA.

Guillermo Arteaga MacKinney	Age:	41
	Years as Executive Officer:	4
	Current Position:	Vice President, Quality Assurance
	Previous Business Experience:	Technology Operations Manager of GIMSA. Banco de México and the University of British Columbia.

Luis Lauro Garza Villezca	Age:	57
	Years as Executive Officer:	10
	Current Position:	Vice President, Human Resources
	Previous Business Experience:	Labor Relations Manager and Human Resources employee at GIMSA, Grupo Alfa and Coca-Cola.

Efraín Garza Hinojosa	Age:	55
	Years as Executive Officer:	9
	Current Position:	Vice President, Procurement
	Previous Business Experience:	Several positions within GIMSA and GRUMA.

     Mr. Roberto González Alcalá, our Chief Operating Officer, is the son of Mr. Roberto González Barrera, the Chairman of our board of directors.

Compensation of Directors and Senior Management

     The aggregate amount of compensation paid by our company during the year ended December 31, 2002 to the executive officers mentioned above was Ps.$38.8 million, in nominal terms, and to the directors, Ps.300,100. The contingent or deferred compensation reserved as of December 2002 is Ps.$1.7 million, in nominal terms. Members of our board of directors are paid a fee of Ps.13,750 for each meeting attended as a member.

     Eligible employees may participate in our Executive Bonus Plan that is based on an individual’s performance and results of our operations. This program applies to officers, vice presidents and managers. Variable compensation can range from 15% to 32% of annual base salary, depending on the employee’s position.

     We offered an Executive Stock Purchase Plan through a trust that acquired GRUMA’s stock for this purpose. GRUMA had established through an irrevocable grantor trust an Executive Stock Purchase Plan designating up to 8,039,219 common shares, which represented approximately 1.82% of GRUMA’s capital stock as of December 31, 2001, which were reserved for issuance pursuant to this plan. As of December 31, 2001, all of these shares had been subscribed to and paid for and we had granted 1,144,564 of the shares, which represented 0.26% of GRUMA’s capital stock at that time, under this plan. The number of shares allotted to each eligible employee was determined by the employee’s position with us. These employees were eligible for the Executive Stock Purchase Plan after the first year of service with us. During 2002, we decided to terminate this plan by paying to each eligible employee the value of the number of shares corresponding to them at the then current market price.

Share Ownership

     The following directors own shares of GIMSA, with each individual’s ownership representing no more than 1% of our capital stock: Mr. Roberto González Barrera, Mr. Rodolfo F. Barrera Villarreal, Mr. Román Martínez Méndez and Mr. Juan David Michel. In addition, Mr. Juan B. Guichard Michel owns directly and indirectly 49,911,000 shares of GIMSA representing approximately 5.43% of our capital stock.

EMPLOYEES

     On December 31, 2002, we had 2,949 employees, of whom 1,125 were members of labor unions. Workers at each of our 18 plants are covered by a separate labor contract, although most of the plants belong to the major workers’ confederations such as Confederación Revolucionaria de Obreros Mexicanos (CROM), Confederación Revolucionaria de Obreros y Campesinos (CROC) and Confederación de Trabajadores Mexicanos (CTM). Most salary revisions take place annually, usually in January or February. We believe that our relations with our employees are good. Of our total employees as of December 31, 2002, approximately 62% were white-collar and 38% were blue-collar. Total employees for 2001 and 2000 were 3,023 and 3,079, respectively.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

     As of April 30, 2003, there were 504,150,300 Class A Common Shares, or A Shares, and 414,254,700 Class B Common Shares, or B Shares, issued and outstanding. As of April 30, 2003, 890,133,360 of these shares were held in Mexico by 433 record holders. The remaining 28,271,640 shares were held in the United States by 29 record holders. See “Item 9. The Offer and Listing” for fuller discussion of our capital stock.

     The table below sets forth information concerning the percentage of each class of our capital stock owned by any person known to us to be the owner of more than 5% of any class of our voting securities, our directors and officers as a group and our other shareholders as of April 30, 2003. The company’s major shareholders do not have different voting rights with respect to the shares they own.

	Shares Owned

Owner	A Shares	B Shares	Aggregate	Voting Power

GRUMA(1)	504,150,300	259,811,930	763,962,230	83.18%
Juan B. Guichard Michel	None	49,911,000	49,911,000	5.43%
Directors and officers as a group	None	2,639,300	2,639,300	0.29%
Other shareholders	None	101,892,470	101,892,470	11.10%

(1)	Roberto González Barrera is the controlling shareholder of GRUMA. Through his own ownership in GRUMA, Mr. González Barrera indirectly controls 83.18% of our outstanding capital stock. Consequently, Mr. González Barrera has the power to elect the majority of our directors and to control the timing and amount of the payment of any dividends. Mr. González Barrera is Chairman of our board of directors.

     GRUMA increased its ownership in us 8.07% in 2000. GRUMA currently owns 83.18% of us. GRUMA actively purchased our shares in the open market in the Bolsa Mexicana de Valores, the Mexican Stock Exchange.

     On December 31, 2002, 890,133,360 shares were held in Mexico. The remaining 28,271,640 shares were held in the United States by 29 record holders. Because certain of the B Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

     Mr. González Barrera has pledged or has been required to pledge part of his shares in GRUMA as collateral for loans made to him. In the event of a default, should the lenders enforce their rights with respect to these shares, Mr. Gonzalez Barrera could lose his controlling interest in GRUMA, and consequently, in us. In addition, Mr. González Barrera must give Archer-Daniels-Midland a right of first refusal on any sale of his GRUMA shares if at the time of the sale, he owns, or as a result of the sale will own, less than 30% of GRUMA’s outstanding shares. Should Archer-Daniels-Midland exercise its right, then it could control GRUMA, and consequently, us.

RELATED PARTY TRANSACTIONS

     In the ordinary course of business, we and certain of our subsidiaries enter into agreements with GRUMA and other affiliates, including agreements pertaining to the sharing of intellectual property, and providing technical and advisory support services. We believe that our transactions with related parties are generally conducted on terms substantially equivalent to those offered by us to our trade customers. The following is a summary of the principal agreements between these parties.

     Our operating subsidiaries contract for certain technology and maintenance services in connection with corn flour production equipment with INTASA, a wholly-owned subsidiary of GRUMA. Pursuant to these agreements, each operating subsidiary pays INTASA 0.5% of consolidated net sales (subject to certain adjustments).

     In June 1990, GRUMA entered into a licensing contract with us regarding our non-exclusive use of the MASECA® brand name in Mexico. We are currently the only licensee of GRUMA for the MASECA® brand name in Mexico. MASECA® is a registered trademark in Mexico. The license currently allows for us and our subsidiaries to use the MASECA® brand name on a royalty-free basis. The license agreement has been renewed for an indefinite term.

     Our operating subsidiaries also contract for services from Asesoría de Empresas, S.A. de C.V., or AESA, a wholly-owned GRUMA subsidiary. AESA provides various administrative and operational advisory services in the areas of finance, planning and design, audit controls, human resources, tax advice and legal affairs. Pursuant to the terms of such agreements, each operating subsidiary, on a monthly basis, pays AESA 2.5% of its net sales of corn flour in addition to related direct expenses.

     GRUMA periodically enters into short-term credit arrangements with us, where we provide GRUMA with funds for working capital at market interest rates.

     When we have excess cash, we periodically make loans to GRUMA. At their peak on January 15, 2001, these loans reached the amount of Ps.862.8 million in nominal terms. As of June 18, 2003, GRUMA owed us Ps.265.4 million. The weighted average interest rate for 2003 has been 9.14%.

     The foregoing transactions were made in the ordinary course of business since GRUMA operates as the central treasury for its subsidiaries.

Item 8. Financial Information.

     See “Item 18. Financial Statements” and pages F-1 through F-36.

LEGAL PROCEEDINGS

     We are involved in various legal proceedings in the ordinary course of business. We do not expect that such proceedings, individually or in the aggregate, will have a material adverse effect on our results of operations or financial condition.

Item 9. The Offer And Listing.

     Our B Shares are listed on the Mexican Stock Exchange, and ADSs, each representing 15 B Shares, are listed on the New York Stock Exchange. As of December 31, 2002, approximately 6% of the publicly traded B Shares were held in the form of ADSs. The ADSs are evidenced by ADRs issued by Citibank, N.A., as Depositary under a Deposit Agreement, dated as of May 17, 1994 between us, Citibank, N.A., and all registered holders from time to time of the ADRs evidencing the ADSs. As of December 31, 2002, there were outstanding

414,254,700 B Shares (of which 25,482,480 shares, represented by 1,698,832 ADSs, were held by 30 record holders in the United States). Because certain of the B Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

PRICE HISTORY

     The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE

	Common Stock		ADS(1)

	High	Low	High	Low

	(Ps. per share(2))		(U.S.$ per ADS)
Annual Price History
1998	8.98	4.15	15.38	6.06
1999	9.42	4.02	14.56	6.31
2000	6.16	1.85	9.63	2.88
2001	3.05	1.50	5.21	2.55
2002	4.83	3.09	8.05	4.81
Quarterly Price History
2001
1st Quarter	2.33	2.00	3.70	3.00
2nd Quarter	2.61	1.50	4.20	2.55
3rd Quarter	2.42	1.59	3.91	2.57
4th Quarter	3.05	1.98	5.21	2.81
2002
1st Quarter	4.46	3.09	7.35	4.85
2nd Quarter	4.83	3.85	8.05	5.55
3rd Quarter	4.20	3.65	6.35	5.60
4th Quarter	4.00	3.44	5.95	4.81
2003
1st Quarter	3.60	3.30	4.95	4.50
2nd Quarter(3)	3.90	3.40	5.35	4.80
Monthly Price History
December 2002	3.61	3.44	5.23	4.81
January 2003	3.60	3.35	4.95	4.50
February 2003	3.56	3.30	4.75	4.50
March 2003	3.60	3.35	4.95	4.55
April 2003	3.62	3.40	5.10	4.80
May 2003	3.73	3.50	5.30	5.05
June 2003(3)	3.90	3.73	5.35	5.00

(1)	Price per ADS in U.S.$; one ADS represents 15 B Shares.
(2)	Pesos per share reflect nominal price at trade date.
(3)	Through June 18, 2003.

     On June 18, 2003, the reported last sale price of the B Shares on the Mexican Stock Exchange was Ps.3.90 per B Share and the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$5.35 per ADS.

TRADING ON THE MEXICAN STOCK EXCHANGE

     The Mexican Stock Exchange, the Bolsa Mexicana de Valores, S.A. de C. V., located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by brokerage firms, which are exclusively authorized to trade on the exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the B Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes the New York Stock Exchange) outside Mexico.

     Each day a price band is established for each security with upper and lower limits usually set at 15% above and below a reference price, which is initially the day’s opening price. If during the day a binding bid to purchase or offer to sell is made at a price outside this band, trading is automatically suspended. When trading resumes, the high point of the previous band becomes the new reference price in the event of an increase in the price of a security and the low point of the previous band becomes the new reference price in the event of a decrease in the price of a security.

     On April 20, 2001, a binding bid was made to purchase B Shares for a price that exceeded the reference price by 20.51% and trading was suspended on the Mexican Stock Exchange from 9:02 am through 9:48 am. On April 26, 2001, the price per B Share increased 38.89%, causing trading to be suspended on the Mexican Stock Exchange from 7:38 am through 8:04 am. Later that morning, a binding bid was made to purchase B Shares for a price that was 25.70% below the reference price, causing trading to be suspended on the Mexican Stock Exchange from 8:34 am through 8:36 am. On September 17, 2001, the price per B Share decreased 15.56% and trading was suspended on the Mexican Stock Exchange from 12:32 pm. through 12:34 pm. On September 26, 2001, a binding offer to sell B Shares was made for a price that was 17.21% below the reference price and trading was suspended on the Mexican Stock Exchange from 10:03 am through 10:38 am.

     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV). Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information.

BYLAWS

     Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our Extraordinary Shareholders’ Meeting held on April 16, 2002 to comply with recent changes to the Mexican Securities Law, and (2) Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this registration statement.

Organization and Register

     We are a sociedad anónima de capital variable (a corporation) organized in Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law. We were incorporated on March 12, 1981 and have a corporate life of 99 years, starting April 2, 1981. Our corporate purpose, as fully described in Article 2 of our bylaws, is to act as a holding company. As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company. These powers include, but are not limited to, the ability to (1) acquire, sell, import, export, and manufacture all types of goods and products, (2) issue securities and take all actions with respect to securities of any kind, (3) create, organize and manage all types of companies, (4) act as an agent or representative, (5) acquire, sell and maintain real property, (6) perform or receive professional, technical or consulting services, (7) establish branches, agencies or representative offices, (8) acquire, license or use intellectual property, (9) grant and receive loans, (10) subscribe, issue and negotiate all types of credit instruments, and (11) perform any acts necessary to accomplish the foregoing.

Directors

     Our bylaws provide that our management shall be vested in the board of directors. Each director is elected by a simple majority of the shares and there are no provisions for cumulative voting. Under Mexican law and our bylaws, any holder or group of holders of shares representing 10% or more of our capital stock may elect one director and its corresponding alternate. The board of directors shall be comprised of a minimum of five and a maximum of twenty directors, as determined by the shareholders at the annual ordinary general shareholders’ meeting. Under Mexican law, at least 25% of the members of the board of directors must be independent. Currently, our board of directors consists of 12 members.

     The board of directors shall meet at least once every three months. These meetings can be called by the Chairman of the Board of Directors, by 25% of the members of the board of directors, or by our statutory auditors. The directors serve for a one year term, or until their successors have taken office. Directors receive compensation as determined by the shareholders at the annual ordinary general shareholders’ meeting. A majority of directors is needed to constitute a quorum and board resolutions must be passed by a majority of the votes present at any validly constituted meeting or by unanimous consent if no meeting is convened.

     Under Mexican law, any member of the board of directors who has a conflict of interest with the corporation in any transaction must disclose such fact to the other directors and abstain from voting on that transaction. Any member of the board of directors who violates this provision may be liable for the resulting damages incurred by the company. Members of the board of directors may not represent shareholders at any shareholders’ meeting.

     Our bylaws provide that the board of directors is required to approve: (i) related party transactions other than those occurring in the ordinary course of business; (ii) purchases of 10% or more of our corporate assets; (iii) guarantees for more than 30% of our corporate assets; (iv) any other transaction, different from the aforementioned, the value of which represents more than 1% of the corporate asset value of GIMSA. This approval is non-delegable.

     Under Mexican law, shareholders can initiate actions for civil liabilities against directors through resolutions passed by a majority of the shareholders at a general ordinary shareholders’ meeting. In the event the majority of the shareholders decide to bring such action, the director against whom such action is brought will immediately cease to be a member of the board of directors. Additionally, shareholders representing not less than 15% of our outstanding shares may directly bring such action against directors. Any recovery of damages with respect to such action will be for the benefit of us and not for the shareholders bringing the action.

     Under our bylaws, we are required to have an audit committee comprised of directors, the majority of whom must be independent directors, including the Chairman. Members are appointed at the annual ordinary general shareholders’ meeting, hold office for one year and will continue their duties until their successors take their positions. Members shall receive such compensation set at the ordinary general shareholders’ meeting. The audit committee is empowered to: (i) prepare an annual report of its activities and render it to the board of directors; (ii) issue opinions with respect to related party transactions; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the board of directors candidates for the external auditor position and the conditions pursuant to which they will be hired; (v) revise our financial information and arrange the issuance process for the same; (vi) contribute to the definition of the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; and (vii) verify that we have the necessary mechanisms to ensure that we are in compliance with applicable laws and inform the board of directors in this respect. Our statutory auditors will be called to all meetings held by the audit committee.

     According to our bylaws, the board of directors is empowered to execute and negotiate any of our credit instruments and agreements. The board of directors may delegate such power to any individual.

     See also “Item 6. Directors, Senior Management and Employees” for further information about the board of directors.

Voting Rights and Shareholders’ Meetings

     Each share, regardless of the series held, entitles the holder thereof to one vote at any general meeting of our shareholders. Shareholders may vote by proxy. At the ordinary general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of the outstanding common stock has the right to appoint one director and its corresponding alternate, with the remaining directors being elected by majority vote. Shareholders do not have cumulative voting rights.

     General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general shareholders’ meetings are called to consider matters specified in Article 182 of the Mexican Companies Law, including, principally, changes in the authorized fixed share capital and other amendments to the bylaws, the issuance of preferred stock, liquidation, mergers and spin-offs, and transformation from one corporate form to another. All other matters may be considered at ordinary general shareholders’ meetings. Ordinary general shareholders’ meetings must be called to consider and approve matters specified in Article 181 of the Mexican Companies Law, including, principally, the appointment of the members of the board of directors and the statutory auditor, the compensation paid to the directors and statutory auditor, the distribution of our profits for the previous year, and the annual reports presented by the board of directors and the statutory auditor.

     A general ordinary shareholders’ meeting must be held during the first four months after the end of each fiscal year. In order to attend a general shareholders’ meeting, the day before the meeting shareholders must deposit the certificates representing their common stock or other appropriate evidence of ownership either with the secretary of our board of directors, with a credit institution, or with Indeval. The secretary, credit institution or Indeval will hold the certificates until after the general shareholders’ meeting has taken place.

     Our shareholders establish the number of members that will serve on our board of directors at the ordinary general shareholders’ meeting. Under our bylaws, the board of directors shall be comprised of a minimum of five and a maximum of twenty directors. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent.

     Under our bylaws, the quorum for an ordinary general shareholders’ meeting is at least 50% of the outstanding common stock, and action may be taken by the affirmative vote of holders representing a majority of the shares present. If a quorum is not present, a subsequent meeting may be called at which the shareholders present, whatever their number, will constitute a quorum and action may be taken by a majority of the shares present. A quorum for extraordinary general shareholders’ meetings is at least 75% of the outstanding common stock, but if a quorum is not present, a subsequent meeting may be called. A quorum for the subsequent meeting is at least 50% of the outstanding shares. Action at an extraordinary general shareholders’ meeting may only be taken by a vote of holders representing at least 50% of the outstanding shares.

     Shareholders’ meetings may be called by the board of directors, the statutory auditor or a court. The board of directors or the statutory auditor may be required to call a shareholders’ meeting if holders of at least 10% of our outstanding share capital request a meeting in writing, at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years, or if, during a period of two consecutive years, the board of directors’ annual report for the previous year and the company’s financial statements were not presented to the shareholders, or if the shareholders did not elect directors and the statutory auditor.

     Notice of shareholders’ meetings must be published in the Official Gazette of the Federation or in a newspaper of general circulation in Monterrey at least 15 days prior to the meeting. Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares are represented. Shareholders’ meetings must be held in Monterrey, Mexico.

     Under Mexican law, holders of 10% of shares may have any shareholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or our bylaws. Relief under these provisions is only available to holders who were entitled to vote on the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, were voted against it.

Dividend Rights and Distribution

     Within the first four months of each year, the board of directors must submit our company’s financial statements for the preceding fiscal year to the shareholders for their approval at the ordinary general shareholders’ meeting. They are required by law to allocate five percent of any new profits to a legal reserve which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before adjusting for inflation). Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares. The remaining balance of new profits, if any, is available for distribution as dividends. Cash dividends on the shares held through Indeval will be distributed by us through Indeval. Cash dividends on the shares evidenced by physical certificates will be paid when the relevant dividend coupon registered in the name of its holder is delivered to us. No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed. See “Item 3. Key Information – Dividends.”

Liquidation

     Upon our dissolution, one or more liquidators must be appointed by an extraordinary shareholders’ general meeting to wind up its affairs. If the extraordinary general shareholders’ meeting does not make said appointment, a Civil or District Judge of the Federation can do so at the request of any shareholder. All fully paid and outstanding common stock will be entitled to participate equally in any distribution upon liquidation after the payment of the company’s debts, taxes and the expenses of the liquidation. Common stock that has not been paid in full will be entitled to these proceeds in proportion to the paid-in amount.

     If the extraordinary general shareholders’ meeting does not give express instructions on liquidation, the bylaws stipulate that the liquidators will (i) conclude all pending matters in such a way to avoid damage to the interests of creditors and shareholders, (ii) prepare a general balance and inventory, (iii) collect all credits and pay all debts by selling assets necessary to accomplish this task, (iv) sell assets and distribute income, and (v) distribute the remnant, if any, pro rata among the shareholders.

Changes in Capital Stock

     Our outstanding capital stock consists of a fixed and a variable portion. The fixed portion of our capital stock is divided into Class A and Class B shares and has no par value. The fixed portion of our capital stock cannot be redeemed. The variable portion of our capital stock has no par value. The variable portion cannot be greater than seven times the minimum fixed portion of our company’s capital stock specified in the bylaws. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at an ordinary general shareholders’ meeting. The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general shareholders’ meeting and an amendment to our bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general shareholders’ meetings. Currently, our outstanding capital stock consists only of fixed capital.

     An increase of capital stock may generally be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders’ equity. An increase of capital stock generally may not be effected until all previously issued and subscribed shares of capital stock have been fully paid. A reduction of capital stock may be effected to absorb losses, to redeem shares, to repurchase shares in the open market or to release shareholders from payments not made.

Preemptive Rights

     Except in certain limited circumstances, in the event of a capital increase through the issuance of shares for payment in cash or in kind, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders at the corresponding shareholders’ meeting.

Under Mexican law and the bylaws, the exercise period may not be less than 15 days following the publication of notice of the capital increase in the Official Gazette of the Federation or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented; otherwise such rights will lapse.

     Shareholders will not have preemptive rights to subscribe for common stock issued in connection with mergers, upon the conversion of convertible debentures, in a public offering (if the majority of shareholders at a general extraordinary meeting approve the issuance of shares and waive their preemptive rights in accordance with the Mexican securities market law and our bylaws) or in a resale of common stock held in our treasury as a result of repurchases on the Mexican Stock Exchange.

     Under Mexican law, preemptive rights may not be waived in advance by a shareholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of ADRs may be restricted in their ability to participate in the exercise of preemptive rights. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Holders of ADSs May Not Be Able to Participate in Any Future Preemptive Rights Offering and as a Result May Be Subject to a Dilution of Equity Interest.”

Restrictions Affecting Non-Mexican Shareholders

     Foreign investment in capital stock of Mexican corporations is regulated by the 1993 Foreign Investment Law and by the 1998 Foreign Investment Regulations to the extent they are not inconsistent with the Foreign Investment Law. The Ministry of Economy and the National Commission on Foreign Investment are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

     Our bylaws do not restrict the participation of non-Mexican investors in our capital stock. However, approval of the National Foreign Investment Commission must be obtained for foreign investors to acquire a direct or indirect participation in excess of 49% of the capital stock of a Mexican company that has an aggregate asset value that exceeds, at the time of filing the corresponding notice of acquisition, an amount determined annually by the National Foreign Investment Commission.

     As required by Mexican law, our bylaws provide that any non-Mexicans who acquire an interest or participation in our capital at any time will be treated as having Mexican nationality for purposes of their interest in us, and with respect to the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are a party with the Mexican authorities. Such shareholders cannot invoke the protection of their government under penalty of forfeiting to the Mexican State the ownership interest that they may have acquired. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments with Respect to Their Rights as Shareholders.”

     Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government with respect to his rights as a shareholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws. If a shareholder should invoke governmental protection in violation of this provision, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican companies unless such bylaws prohibit ownership of shares by non-Mexicans.

Registration and Transfer

     Our shares are evidenced by certificates in registered form. We maintain a stock registry and, in accordance with Mexican law, only those persons whose names appear on the stock registry are recognized as owners of the shares.

Other Provisions

Redemption Rights

     Outstanding variable capital shares, if any, may be fully or partially redeemed by the holders thereof. The minimum fixed portion of our capital stock cannot be redeemed. Currently, we have no outstanding variable capital shares. A holder of variable capital stock that wishes to effect a total or partial redemption of such stock is required to notify us in an authenticated written notice to that effect. If notice of redemption is received prior to the last quarter of the fiscal year, the redemption becomes effective at the end of the fiscal year in which the shareholder gives notice. Otherwise, the redemption becomes effective at the end of the following fiscal year.

     Redemption of our variable capital stock is made at the lower of (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the redemption is to become effective or (ii) the book value per variable capital share as calculated from our financial statements (as approved at an ordinary general shareholders’ meeting) for the fiscal year at the end of which the redemption is to become effective. Any such amount to be paid by us would become due on the day following the ordinary general shareholders’ meeting referred to in clause (ii) above.

Appraisal Rights

     Under Mexican law, whenever the shareholders approve a change of corporate purpose, change of our nationality or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to tender its shares and receive the amount attributable to its shares, provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock according to our most recent balance sheet approved by an ordinary general meeting of shareholders. The reimbursement may have certain tax consequences.

Share Repurchases

     We may repurchase our common stock on the Mexican Stock Exchange at any time at the then prevailing market price. The repurchase of shares will be made at the expense of our equity if the repurchased shares remain outstanding; or at the expense of our capital stock if the repurchased shares are placed in our treasury. At the ordinary general shareholders’ meeting, shareholders shall determine the maximum amount of funds to be allocated to the repurchase of shares, which amount shall not exceed our total net profits, including retained earnings.

     Repurchased common stock will either be held by us or kept in our treasury, pending future sales thereof on the Mexican Stock Exchange. If the repurchased shares are kept in our treasury, we may not exercise the economic and voting rights corresponding to them, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. Repurchased shares held by us as outstanding shares may not be represented at any shareholder meeting. The decrease or increase of the capital stock as a consequence of the repurchase and sale by the company of its shares does not require the approval of a shareholders’ meeting or of the board of directors.

     Under Mexican securities regulation, our directors, officers, statutory auditors, external auditors and the secretary of the board of directors and holders of 10% or more of our outstanding common stock may not sell common stock to us, or purchase repurchased common stock from us, unless the sale or purchase is made through a tender offer. Mexican securities regulations require that if we decide to repurchase common stock representing three percent or more of our outstanding share capital in any 20 trading-day period, these repurchases must be conducted by means of a public tender offer.

Repurchase in the Event of Delisting

     If the registration of our common shares in the Securities Section of the Registro Nacional de Valores (National Registry of Securities, or RNV) is canceled, whether at our request or by the CNBV, under our bylaws and CNBV regulations, our controlling shareholders must make a public offer to purchase all of the shares owned by minority shareholders before the cancellation takes effect. Unless a different price is approved by the CNBV, the common shares must be purchased by the controlling shareholders at a price equal to or greater than the higher of the average closing sale price for such shares on the stock exchange during the 30 days before the offer or the book value of the same, as reflected in our last quarterly report filed with the CNBV and the Mexican Stock Exchange before the date of the offer. Once a public offer is made, and prior to the cancellation of our common shares in the Securities Section of the RNV, if our controlling shareholders have not acquired 100% of our outstanding common shares, our controlling shareholders shall then execute a trust in order to provide sufficient monetary resources, which should be left in the trust for a minimum of two years, in order to allow any remaining minority shareholder to sell its shares to the trust at the public offer price.

     Under our bylaws, holders of the majority of the common shares are not obligated to make a public offer to purchase the common shares owned by minority holders if the holders of all our outstanding common shares approve the cancellation of the registration of the common shares with the RNV. This provision in the bylaws may not be amended without the consent of holders of at least 95% of the outstanding common shares and the prior approval of the CNBV. The majority shareholders shall not be required to carry out the public offering if the totality of the shareholders consent to the registry cancellation.

Rights of Shareholders

     The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning duties of directors and controlling shareholders has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements.

     As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States.”

     In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, including the requirements concerning audit committees and independent directors.

Shareholder Conflicts of Interest

     Under Mexican law, any shareholder that has a direct or indirect conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders’ meeting. A shareholder that votes on a business transaction in which its interest conflicts with ours may be liable for damages if the transaction would not have been approved without such shareholder’s vote.

EXCHANGE CONTROLS

     Mexican law does not restrict our ability to remit dividends and interest payments, if any, to non-Mexican holders of our securities. Payments of dividends to equity-holders generally will be subject to Mexican withholding tax. See “—Taxation — Mexican Tax Considerations—Payment of Dividends.”

     Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

TAXATION

     The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of B Shares or B Share ADSs (which are evidenced by ADRs), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold shares or ADSs, such as the tax treatment of holders that are dealers or that own (actually or constructively under rules prescribed in the Internal Revenue Code of 1986, as amended, or the Code) 10% or more of our voting shares.

     The Convention for the Avoidance of Double Taxation and a Protocol thereto, or the Tax Treaty, between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

     The summary is based upon tax laws of the United States and Mexico as in effect on the date of this document, which are subject to change, including changes that may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

     The following is a general summary of the principal consequences under the Ley del Impuesto sobre la Renta, or the Mexican Income Tax Law, and rules and regulations thereunder, as currently in effect, of an investment in Shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

     For purposes of Mexican taxation, a natural person is a resident of Mexico for tax purposes if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it was incorporated in Mexico or maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. If a non-resident of Mexico is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, all income attributable to such permanent establishment or fixed base will be subject to Mexican taxes, in accordance with applicable tax laws.

Tax Treaties

     Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

     Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payment of dividends on shares or ADSs may be subject. Holders of shares or ADSs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

     Under the Mexican Income Tax Law, in order for any benefits from the Tax Treaty or any other tax treaties to be applicable, residence for tax purposes must be demonstrated.

Payment of Dividends

     Under the Mexican Income Tax Law, dividends, either in cash or in kind, paid with respect to shares represented by ADSs are not subject to Mexican withholding tax. A Mexican corporation will not be subject to any tax if the amount of dividends does not exceed the net tax profit account (cuenta de utilidad fiscal neta, or CUFIN).

     If we pay a dividend in 2003 in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay a 34% income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by the factor 1.5152. For the next couple of years, the applicable income tax rate and factor are expected to be as follows:

Year	Rate	Factor

2004	33%	1.4925
2005	32%	1.4706

After 2005, the applicable income tax rate and factor are expected to be 32% and 1.4706, respectively.

Taxation of Dispositions

     The sale or other disposition of ADSs by a non-resident holder will not be subject to Mexican tax. Deposits of shares in exchange for ADSs and withdrawals of shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

     The sale of shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Sales or other dispositions of shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

     Under the Mexican Income Tax Law, gains realized by a nonresident holder of shares on the sale or disposition of shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 20% of the gross sale price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at a 34% rate on the gain on such disposition of shares in 2003 (33% in 2004 and 32% in 2005 and thereafter).

     Pursuant to the Tax Treaty, gains realized by qualifying U.S. holders from the sale or other disposition of shares, even if the sale is not conducted through a recognized stock exchange, will not be subject to Mexican income tax except that Mexican taxes may apply if:

•	50% or more of our assets consist of fixed assets situated in Mexico;

•	such U.S. holder owned 25% or more of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition; or

•	the gain is attributable to a permanent establishment or fixed base of the U.S. holder in Mexico.

Other Mexican Taxes

     A non-resident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a non-resident holder with respect to shares or ADSs.

     Reimbursement of capital pursuant to a redemption of shares will be tax exempt up to an amount equivalent to the adjusted contributed capital corresponding to the shares that will be redeemed. Any excess distribution pursuant to a redemption will be considered a dividend for tax purposes and we may be taxed as described above.

U.S. Federal Income Tax Considerations

     The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of B Shares or ADSs. This summary is based upon the federal income tax laws of the United States as in effect on the date of this Annual Report, including the provisions of the Tax Treaty, all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.

     The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of B Shares or ADSs. The summary applies only to U.S. holders that will beneficially own their shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     For purposes of this discussion, a “U.S. holder” is a beneficial owner of B Shares or ADSs that is:

•	a citizen or resident of the United States of America;

•	a corporation or partnership organized in or under the laws of the United States of America or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal taxation regardless of its source;

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the B Shares or ADSs.

A holder of B Shares or ADSs that is a partnership, and partners in such partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of the B Shares or ADSs, as the case may be.

     Prospective investors in the B Shares or ADSs should consult their own tax advisors as to the U.S. federal, Mexican or other tax consequences of the purchase, ownership and disposition of the B Shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

Treatment of ADSs

     In general, a U.S. holder of ADSs will be treated as the beneficial owner of the B Shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of B Shares by U.S. holders in exchange for the ADSs they represent will not result in the realization of gain or loss for U.S. federal income tax purposes.

U.S. holders that withdraw any B Shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such B Shares.

Taxation of Distributions

     In this discussion, the term “dividends” is used to mean distributions (including any amounts withheld in respect of Mexican withholding tax) paid out of our current or accumulated earnings and profits (calculated for U.S. federal income tax purposes) with respect to B Shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of B Shares, or by the depositary in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that a distribution exceeds the amount of our earnings and profits (calculated for U.S. federal income tax purposes), it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the B Shares or ADSs, and thereafter as capital gain (provided that the B Shares or ADSs are held as capital assets). Distributions will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of B Shares, or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

     Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

     Dividends paid on shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive income, or, in the case of certain U.S. holders, as foreign source financial services income. The Mexican withholding tax that is imposed on such dividends will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability or, at the U.S. holder’s election, for deduction from gross income in computing the U.S. holder’s taxable income.

     The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

     Under certain U.S. Treasury Department guidance, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Qualified Dividend Income

     Notwithstanding the foregoing, pursuant to recently enacted legislation, certain dividends received by individual U.S. holders that constitute “qualified dividend income” will be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations.” In general, the term “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

     Notwithstanding the previous rule, dividends received from a foreign corporation that is a foreign investment company (as defined in section 1246(b) of the Code), a passive foreign investment company (as defined in section 1297 of the Code), or a foreign personal holding company (as defined in section 552 of the Code) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term “qualified dividend income” will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

     Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder’s foreign tax credit.

Taxation of Dispositions

     Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of B Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder’s adjusted basis in the B Shares or the ADSs and the amount realized on the disposition (including any amounts withheld in respect of Mexican withholding tax). Gain (including gain that arises because the U.S. holder’s basis in the B Shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend) and loss realized by a U.S. holder on a sale, redemption or other disposition of B Shares or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

     The availability of U.S. foreign tax credits for any Mexican taxes imposed on the sale, redemption or other disposition is subject to certain limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, B Shares or ADSs.

Tax Return Disclosure Regulations

     Pursuant to recently enacted U.S. Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a U.S. Federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, “loss transactions” and “transactions involving a brief asset holding period” constitute “reportable transactions.” “Loss transactions” include transactions that produce a foreign currency exchange loss in an amount equal to or in excess of certain threshold amounts. “Transactions involving a brief asset holding period” are generally transactions resulting in the taxpayer claiming a tax credit in excess of $250,000 if the underlying asset giving rise to the credit is held by the taxpayer for 45 days or less. U.S. holders should consult their own advisors concerning the implications of the tax return disclosure requirements in light of their particular circumstances.

Information Reporting and Backup Withholding

     Dividends on, and proceeds from the sale or other disposition of, the B Shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding at the applicable rate unless the holder:

•	establishes that it is a corporation or other exempt holder; or

•	provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

U.S. Tax Consequences for Non-U.S. Holders

     Distributions. A holder of B Shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on B Shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

     Dispositions. A non-U.S. holder of B Shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of B Shares or ADSs, unless:

•	such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or

•	in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Information Reporting and Backup Withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

DOCUMENTS ON DISPLAY

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports and other information with the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 11. Quantitative And Qualitative Disclosures About Market Risk.

     The following discussion of the effects on us of changes in interest rates, foreign exchange rates and commodity prices is not necessarily indicative of our actual results in the future. Future gains and losses will be affected by actual changes in interest rates, foreign exchange rates, commodity prices and other market exposures, as well as changes in any actual derivative instruments employed during any period. All information below is presented on a Mexican GAAP basis in pesos of constant purchasing power as of December 31, 2002.

INTEREST RATE RISKS

     Although we had no outstanding debt as of December 31, 2002, we generally depend upon debt financing, including credit facilities and leases, to finance our operations. These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (CETES, TIIE, LIBOR and/or prime rate) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.

     In the case of our cash and short-term investments, declines in interest rates decrease the interest return on floating rate cash deposits and short-term investments. A hypothetical 100 basis point (1.0%) decrease in interest rates would not have a significant effect on our results of operations.

     We have not used any derivative financial instruments to hedge our interest rate exposures.

FOREIGN EXCHANGE RATE RISKS

     Our net sales are denominated in Mexican pesos, while our operations, including imports of corn, are financed through Mexican peso and U.S. dollar-denominated debt. As of December 31, 2002, 3.3% of our total monetary assets was denominated in U.S. dollars and 11.2% of our total liabilities was denominated in U.S. dollars. See Note 12 to our consolidated financial statements for a description of our foreign currency exposure.

     Fluctuations in exchange rates relative to the Mexican peso expose us to foreign-currency exchange rate risk. Our primary foreign exchange rate risk relates to our debt portfolio, but as of December 31, 2002, we had no outstanding debt.

     A hypothetical 10% change in the Peso-Dollar exchange rate would not have a significant effect on our exchange rate risk with respect to our dollar-denominated obligations.

COMMODITY PRICE RISKS

     We hedge a portion of our production requirements through commodities future contracts in order to reduce the risk created by the price fluctuations of corn and gas. The open positions for hedges of purchases do not exceed our maximum production requirements for a one-year period.

     During 2002, we entered into short-term hedge transactions through commodities futures contracts for a portion of our corn requirements. These short-term hedge transactions were completed prior to December 31, 2002. At June 17, 2003, we had no open positions for corn; however, we purchased natural gas put options for the period from May 2003 to September 2003 through 90 contracts worth in the aggregate approximately U.S.$53,100. Because options are not open positions, we do not expect any negative impact from our natural gas put options on our results.

     The availability and price of corn and other agricultural commodities are subject to wide fluctuations due to factors outside our control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and global production of similar and competitive crops. In 2002, Ps.2,226 million of our Ps.3,352 million costs of sales related to the cost of corn. A hypothetical 10% increase in corn prices, relative to corn prices during 2002, implies a Ps.189 million increase in our costs of sales, and a corresponding decrease in gross profit assuming that we were unable to increase the price we charge for our products to offset the hypothetical increase in corn prices.

COUNTERPARTY RISKS

     Liquid assets are invested primarily in Mexican government bonds and short-term debt instruments of Mexican issuers with a minimum “A” rating. Substantially all of these financial instruments are unsecured. We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments in which we invests. We do not, however, anticipate non-performance by the counterparties which are primarily the Mexican government and “A” rated private issuers.

Item 12. Description of Securities other than Equity Securities.

     Not applicable.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14.  Material Modifications to the Rights of Security Holders and Use Of Proceeds.

     None.

Item 15.  Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     The conclusions of our Chief Executive Officer and Senior Corporate Controller about the effectiveness of our disclosure controls and procedures based on their evaluation of these controls and procedures as of a date within 90 days of the filing date of this annual report on Form 20-F are as follows:

     Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Senior Corporate Controller, as appropriate to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Senior Corporate Controller have concluded that the disclosure controls and procedures have functioned effectively and that the consolidated financial statements fairly present our consolidated financial position and the results of our operations for the periods presented.

CHANGES IN INTERNAL CONTROLS

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of management’s most recent evaluation, including any corrective actions with regard to any significant deficiencies and material weaknesses.

Item 16.  [Reserved].

PART III.

Item 17.  Financial Statements.

     Not Applicable.

Item 18.  Financial Statements.

     See pages F-1 through F-36, incorporated herein by reference.

Item 19.  Exhibits.

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through April 16, 2002, together with an English translation.*

2(a)(1)	Deposit Agreement, dated as of May 17, 1994 between us, Citibank, N.A., as Depositary, all registered holders from time to time and all owners from time to time of any beneficial interest in any American Depository Receipts evidencing American Depository Shares.**

7	Statement of Computation of Ratio of Earnings to Fixed Changes (Mexican GAAP and U.S. GAAP).

Exhibit No.

8	List of Principal Subsidiaries.

12(a)(1)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

12(a)(2)	Certification of Senior Corporate Controller Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

* Previously filed in Annual Report on Form 20-F (File No. 1-13032), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.
** Previously filed in Annual Report on Form 20-F (File No. 1-13032), originally filed with the SEC on July 2, 2001. Incorporated herein by reference.

SIGNATURE

     The registrant, Grupo Industrial Maseca, S.A. de C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

/s/ Juan Antonio Quiroga García Name: Juan Antonio Quiroga García Title: Senior Corporate Controller

Dated: June 30, 2003

CERTIFICATION

     I, Roberto González Barrera, certify that:

     1.     I have reviewed this annual report on Form 20-F of Grupo Industrial Maseca, S.A. de C.V.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Roberto González Barrera Name: Roberto González Barrera Title:Chief Executive Officer

Date: June 30, 2003

CERTIFICATION

     I, Juan Antonio Quiroga García, certify that:

     1.     I have reviewed this annual report on Form 20-F of Grupo Industrial Maseca, S.A. de C.V.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Juan Antonio Quiroga García Name: Juan Antonio Quiroga García Title: Senior Corporate Controller

Date: June 30, 2003

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Grupo Industrial Maseca, S.A. de C.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position present fairly, in all material respects, the financial position of Grupo Industrial Maseca, S.A. de C.V. and subsidiaries (collectively “the Company”) at December 31, 2002 and 2001, and the results of their operations and changes in their financial position for each of the three years ended December 31, 2002, in conformity with generally accepted accounting principles in Mexico. These consolidated financial statements are the responsibility of the management of Grupo Industrial Maseca, S.A. de C.V.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America and in Mexico, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Generally accepted accounting principles in Mexico vary in certain respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of the consolidated net income and comprehensive income for each of the three years in the period ended December 31, 2002, and the determination of the total consolidated stockholders’ equity as of December 31, 2002 and 2001, to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ Carlos Arreola Enríquez

Carlos Arreola Enríquez

Monterrey, N.L., Mexico
January 15, 2003

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
as of December 31, 2002 and 2001
(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2002)
(Notes 1 and 2)

	2002		2001

ASSETS
Current:
Cash and cash equivalents	Ps	56,684	Ps	127,871
Notes and accounts receivable, net (Note 3)		809,950		762,067
Refundable taxes (Note 3)		249,650		185,957
Receivables from affiliated companies (Note 4)		606,762		224,515
Inventories (Note 5)		1,004,616		894,697
Prepaid expenses		3,141		14,696

Total current assets		2,730,803		2,209,803
Property, plant and equipment, net (Note 6)		3,937,466		4,144,850
Other assets, net (Note 7)		355,720		392,388

Total assets	Ps	7,023,989	Ps	6,747,041

LIABILITIES
Current:
Trade accounts payable	Ps	259,457	Ps	121,688
Payables to affiliated companies (Note 4)		28,436		34,300
Accrued liabilities and other payables		153,153		164,094
Income taxes payable		—		15,786
Employees’ statutory profit sharing payable		11,858		15,496

Total current liabilities		452,904		351,364
Deferred income taxes (Note 11)		993,076		1,021,337
Deferred employees’ statutory profit sharing (Note 11)		34,821		25,334

Total liabilities		1,480,801		1,398,035

Commitments and contingencies (Note 9)
STOCKHOLDERS’ EQUITY
Majority interest (Note 10):
Common stock		183,681		183,681
Restatement of common stock		1,528,157		1,528,157

		1,711,838		1,711,838
Additional paid-in capital		1,495,446		1,495,446

		3,207,284		3,207,284
Deficit from restatement		(2,680,642)		(2,614,435)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing		(691,204)		(691,204)
Retained earnings:
Prior years		5,019,569		4,760,851
Net income for the current year		363,065		372,777

Total majority interest		5,218,072		5,035,273
Minority interest		325,116		313,733

Total stockholders’ equity		5,543,188		5,349,006

Total liabilities and stockholders’ equity	Ps	7,023,989	Ps	6,747,041

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2002, 2001 and 2000
(Expressed in thousands of Mexican pesos in purchasing power as of
December 31, 2002, except share and per share amounts)
(Notes 1 and 2)

	2002		2001		2000

Net sales	Ps	4,762,719	Ps	4,946,784	Ps	5,271,149
Cost of sales		(3,351,812)		(3,457,251)		(3,754,166)

Gross profit		1,410,907		1,489,533		1,516,983

Selling, general and administrative expenses		(903,491)		(931,240)		(937,607)

Operating income		507,416		558,293		579,376

Comprehensive financing (cost) income, net:
Interest expense		(12,521)		(23,303)		(26,546)
Interest income		73,916		104,713		121,741
Monetary position loss, net		(83,412)		(57,968)		(72,679)
Foreign exchange (loss) gain, net		(4,733)		(691)		3,445

		(26,750)		22,751		25,961

Other expense, net		(6,586)		(20,054)		(4,874)

Income before income taxes, employees’ statutory profit sharing, and minority interest		474,080		560,990		600,463

Income taxes (Note 11):
Current provision		(97,009)		(173,726)		(238,893)
Deferred benefit		28,259		9,130		59,587

		(68,750)		(164,596)		(179,306)

Employees’ statutory profit sharing (Note 11):
Current provision		(11,852)		(14,246)		(5,451)
Deferred provision		(11,287)		(776)		(861)

		(23,139)		(15,022)		(6,312)

Income before minority interest		382,191		381,372		414,845
Minority interest		(19,126)		(8,595)		(9,073)

Net income (Note 10-B)	Ps	363,065	Ps	372,777	Ps	405,772

Earnings per share	Ps	0.40	Ps	0.41	Ps	0.44

Weighted average shares outstanding (thousands)		918,405		918,405		918,405

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2002, 2001 and 2000
(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2002, except number of shares)
(Notes 1 and 2)

	Common stock							Cumulative effect
	(Note 10-A)							of deferred
								income taxes and
	Number of							employee's
	shares			Additional paid		Deficit from		statutory profit
	(thousands)	Amount		in capital		restatement		sharing

Balances at December 31, 1999	918,405	Ps	1,711,838	Ps	1,495,446	Ps	(2,380,354)	Ps	—

Appropriation of prior year net income
Dividends paid (Ps 0.14 per share)
Net sales of Company’s common stock (Note 10-C)

Comprehensive income (loss):
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing									(691,204)
Recognition of inflation effects for the year							(160,860)
Net income for the current year

							(160,860)		(691,204)

Balances at December 31, 2000	918,405		1,711,838		1,495,446		(2,541,214)		(691,204)

Appropriation of prior year net income
Dividends paid (Ps 0.87 per share)

Comprehensive income (loss):
Recognition of inflation effects for the year							(73,221)
Net income for the current year

							(73,221)

Balances at December 31, 2001	918,405		1,711,838		1,495,446		(2,614,435)		(691,204)

Appropriation of prior year net income
Dividends paid (Ps 0.13 per share)

Comprehensive income (loss):
Recognition of inflation effects for the year							(66,207)
Net income for the current year

							(66,207)

Balances at December 31, 2002	918,405	Ps	1,711,838	Ps	1,495,446	Ps	(2,680,642)	Ps	(691,204)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained earnings
	(Note 10-B)
					Total				Total
	Prior		Net income		majority		Minority		stockholders'
	years		for the year		interest		interest		equity

Balances at December 31, 1999	Ps	4,838,566	Ps	432,163	Ps	6,097,659	Ps	400,392	Ps	6,498,051

Appropriation of prior year net income		432,163		(432,163)
Dividends paid (Ps 0.14 per share)		(127,691)				(127,691)		(2,256)		(129,947)
Net sales of Company’s common stock (Note 10-C)		9,809				9,809				9,809

		314,281		(432,163)		(117,882)		(2,256)		(120,138)

Comprehensive income (loss):
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing						(691,204)		(89,850)		(781,054)
Recognition of inflation effects for the year						(160,860)		(7,699)		(168,559)
Net income for the current year				405,772		405,772		9,073		414,845

				405,772		(446,292)		(88,476)		(534,768)

Balances at December 31, 2000		5,152,847		405,772		5,533,485		309,660		5,843,145

Appropriation of prior year net income		405,772		(405,772)
Dividends paid (Ps 0.87 per share)		(797,768)				(797,768)		(1,399)		(799,167)

		(391,996)		(405,772)		(797,768)		(1,399)		(799,167)

Comprehensive income (loss):
Recognition of inflation effects for the year						(73,221)		(3,123)		(76,344)
Net income for the current year				372,777		372,777		8,595		381,372

				372,777		299,556		5,472		305,028

Balances at December 31, 2001		4,760,851		372,777		5,035,273		313,733		5,349,006

Appropriation of prior year net income		372,777		(372,777)
Dividends paid (Ps 0.13 per share)		(114,059)				(114,059)		(2,731)		(116,790)

		258,718		(372,777)		(114,059)		(2,731)		(116,790)

Comprehensive income (loss):
Recognition of inflation effects for the year						(66,207)		(5,012)		(71,219)
Net income for the current year				363,065		363,065		19,126		382,191

				363,065		296,858		14,114		310,972

Balances at December 31, 2002	Ps	5,019,569	Ps	363,065	Ps	5,218,072	Ps	325,116	Ps	5,543,188

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2002, 2001 and 2000
(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2002)
(Notes 1 and 2)

	2002		2001		2000

Operating activities:
Net income for the current year	Ps	363,065	Ps	372,777	Ps	405,772
Minority interest		19,126		8,595		9,073
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and amortization		258,288		261,458		277,421
Deferred income taxes and employees’ statutory profit sharing		(16,972)		(8,354)		(58,726)

		623,507		634,476		633,540

Changes in working capital:
(Increase) decrease in notes and accounts receivable, net		(47,883)		57,448		42,464
(Increase) decrease in refundable taxes		(63,693)		(33,096)		28,801
Receivables from and payables to affiliated companies, net		(7,900)		34,935		(57,182)
(Increase) decrease in inventories		(148,818)		(4,779)		171,470
Decrease (increase) in prepaid expenses		11,060		(3,499)		(3,713)
Increase (decrease) in trade accounts payable		137,769		(200,193)		82,786
(Decrease) increase in accrued liabilities and other payables		(10,941)		4,178		(99,208)
(Decrease) increase in income taxes and employees’ statutory profit sharing		(68,092)		(68,534)		22,101

		(198,498)		(213,540)		187,519

Net resources provided by operating activities		425,009		420,936		821,059

Financing activities:
Proceeds from bank loans and long-term debt		—		—		555,040
Repayment of bank loans and long-term debt		—		—		(557,980)
Dividends paid		(116,790)		(799,167)		(129,947)
Net sales of Company’s common stock		—		—		9,809

Net resources used in financing activities		(116,790)		(799,167)		(123,078)

Investing activities:
Acquisition of property, plant and equipment		(30,013)		(3,738)		(47,721)
Net decrease (contribution) to technological research and development fund		7,726		(10,699)		8,473
(Loan to) repayments from Gruma		(380,211)		514,064		(732,530)
Other assets		23,092		(15,541)		(2,780)

Net resources (used in) provided by investing activities		(379,406)		484,086		(774,558)

Net (decrease) increase in cash and cash equivalents		(71,187)		105,855		(76,577)
Cash and cash equivalents at beginning of year		127,871		22,016		98,593

Cash and cash equivalents at end of year	Ps	56,684	Ps	127,871	Ps	22,016

The accompanying notes are an integral part of these consolidated financial statements.

1.	ENTITY AND NATURE OF BUSINESS

Grupo Industrial Maseca, S.A. de C.V. (“Gimsa”), a Mexican corporation, is a holding company whose subsidiaries are primarily engaged in manufacturing and distributing corn flour in Mexico. Gimsa’s corn flour is used mainly in the preparation of tortillas and other related products. Gimsa and its subsidiaries are herein collectively referred to as “the Company”. The Company is majority owned by Gruma, S.A. de C.V. (“Gruma”).

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (Mexican GAAP) as promulgated by the Mexican Institute of Public Accountants (MIPA). A reconciliation from Mexican GAAP to United States generally accepted accounting principles (US GAAP) is included in Note 15.

A)	BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gimsa and all of its majority-owned and controlled subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

The principal subsidiaries of the Company are:

	% of ownership as of December 31,
	2002	2001

Corn flour manufacturing facilities:
Molinos Azteca de Chihuahua, S.A. de C.V.(1)	—	100.00
Molinos Azteca, S.A. de C.V. (formerly Molinos Azteca de Culiacán, S.A. de C.V.) (1) (2) (3)	100.00	100.00
Industrias de Río Bravo, S.A. de C.V.	98.34	98.34
Harinera de Tamaulipas, S.A. de C.V. (1)	—	100.00
Harinera de Veracruz, S.A. de C.V.	100.00	100.00
Molinos Azteca, S.A. de C.V. (1)	—	100.00
Derivados de Maíz Alimenticio, S.A. de C.V. (1)	—	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00	100.00
Harinera de Maíz, S.A. de C.V. (3)	—	100.00
Molinos Azteca del Bajío, S.A. de C.V. (1)	—	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00	100.00
Harinera de Yucatán, S.A. de C.V.	88.57	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00	100.00

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	% of ownership
	2002	2001

Service and other entities:
Compañía Nacional Almacenadora, S.A. de C.V.	100.00	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00	100.00

(1)	On April 30, 2002 the following related parties merged with Molinos Azteca, S.A. de C.V. (formerly Molinos Azteca de Culiacán, S.A. de C.V.): Derivados de Maiz Alimenticio, S.A. de C.V., Molinos Azteca, S.A. de C.V., Molinos Azteca del Bajío, S.A. de C.V., Harinera de Tamaulipas, S.A. de C.V. and Molinos Azteca de Chihuahua, S.A. de C.V.

(2)	On July 22, 2002 Molinos Azteca de Culiacán, S.A. de C.V. changed its name to Molinos Azteca, S.A. de C.V.

(3)	On December 31, 2002 Harinera de Maíz, S.A. de C.V. merged with Molinos Azteca, S.A. de C.V.

B)	USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

C)	RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements of the Company have been restated to recognize the effects of inflation and are expressed in Mexican pesos of December 31, 2002 purchasing power, determined as follows:

•	For comparability purposes, the consolidated financial statements as of and for the year ended December 31, 2001 and 2000 have been restated using inflation factors derived from the National Consumer Price Index (“NCPI”), published by Banco de Mexico.

•	The consolidated statements of income and changes in stockholders’ equity were restated by applying NCPI factors from the periods in which the transactions occurred and year-end.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

•	The consolidated statements of changes in financial position present, in constant Mexican pesos, the resources provided by or used in operating, financing and investing activities.

•	The annual NCPI factors used to restate the consolidated financial statements were:

Year	Factor

2002	5.70%
2001	4.46%
2000	8.90%

                 The methodology for the restatement of the financial statements is as follows:

•	Restatement of non-monetary assets

Inventories and cost of sales are restated using the estimated replacement cost method. As set forth in Note 2-G, property, plant and equipment, net is restated using the NCPI factors, except for machinery and equipment of foreign origin which is restated by applying factors derived from the general price index of the country of origin, to the related foreign currency amount, prior to translating those amounts to Mexican pesos at the exchange rate at year-end.

•	Restatement of common stock, additional paid-in capital and retained earnings

This restatement, which reflects the amount necessary to maintain the stockholder’s investment at the original purchasing power amounts, is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated, and is included within the related stockholders’ equity captions.

•	Deficit from restatement

Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific indexing of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI factors.

•	Monetary position loss

Monetary position loss represents the inflationary effect, measured by NCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

D)	FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at the exchange rate prevailing on the dates the transactions are entered into and settled. Assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations are credited or charged to income for the year.

E)	CASH EQUIVALENTS

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are stated at cost, which approximates market value.

F)	INVENTORIES AND COST OF SALES

Inventories are stated at the lower of replacement cost or market. Replacement cost is determined by the last purchase price or production cost. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

G)	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are restated utilizing the NCPI factors, except for machinery and equipment of foreign origin which are restated by applying factors derived from the general price index of the country of origin to the related foreign currency amount, prior to translating those amounts to Mexican pesos at the exchange rate at year-end.

Depreciation expense is computed based on the restated values less salvage value, using the straight-line method over the estimated useful lives of the assets. Average useful lives of the assets are as follows:

Years

Buildings	23
Machinery and equipment	11

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing costs, including interest expense, foreign currency exchange fluctuation, and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired or otherwise disposed of, the replacement cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in “Other income (expense), net”.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The costs associated with the acquisition, development and implementation of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

H)	PREOPERATING EXPENSES

Expenses incurred during stages dedicated to the beginning of industrial and commercial operations are capitalized as preoperating expenses and included in “Other assets, net”; capitalization concludes when the Company begins its commercial activities. Preoperating expenses are restated using the NCPI factor and amortized using the straight-line method over a period of 12 years.

I)	EXCESS OF COST OVER BOOK VALUE OF SUBSIDIARIES ACQUIRED

The excess of cost over book value of subsidiaries acquired is restated using NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 20 years.

J)	SENIORITY PREMIUM PLANS AND INDEMNITIES

Seniority premiums to which the personnel of Mexican companies are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican workers may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are charged to income when they become payable.

K)	REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to and acceptance by the Company’s customers. Provisions for discounts, rebates to customers, returns and other adjustments are recorded in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

L)	INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

The Company uses the full liability method to recognize deferred income taxes; this method calculates the deferred income tax by applying the corresponding tax rate to all temporary differences between financial reporting and tax values of assets and liabilities as of the date of the financial statements. Additionally, employees’ statutory profit sharing is also determined using the full liability method described above.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

M)	EARNINGS PER SHARE

Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

N)	COMPREHENSIVE INCOME

The different components that constitute earned capital of the year are presented in the statement of changes in stockholders’ equity as comprehensive income.

O)	FINANCIAL INSTRUMENTS

The Company has entered into commodity futures contracts and swap operations to hedge a portion of its key production requirements like gas and corn, in order to reduce the risk of price fluctuations. These contracts do not exceed the maximum production requirements for a one-year period. Unrealized gains or losses on open futures contracts are not recognized in the financial statements until the futures contracts are settled. Realized gains or losses are recognized as part of production cost as the inventory is consumed.

3.	NOTES AND ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Notes and accounts receivable, net are comprised of the following as of December 31:

	2002		2001

Trade accounts receivable	Ps	685,642	Ps	692,013
Trade notes receivable from sales of tortilla producing machines		78,245		72,430
Allowance for doubtful accounts		(36,741)		(35,134)

		727,146		729,309
Employees		10,702		7,712
Other debtors		72,102		25,046

	Ps	809,950	Ps	762,067

3.	NOTES AND ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES (continued)

Refundable taxes are comprised of the following as of December 31:

	2002		2001

Value-added tax	Ps	58,150	Ps	57,212
Income tax		107,318		—
Production and services tax		84,182		128,745

	Ps	249,650	Ps	185,957

4.	BALANCES AND TRANSACTIONS WITH AFFILIATED COMPANIES

In the normal course of business, the Company has transactions with Gruma and its subsidiary companies (“affiliated companies”). As of December 31, 2002 and 2001, the Company has current receivables from affiliated companies of Ps 606,762 and Ps 224,515 respectively, and current payables to affiliated companies of Ps 28,436 and Ps 34,300, respectively. The receivables as of December 31, 2002 and 2001 include mainly a short-term note with Gruma of Ps 600,862 and Ps 220,651, respectively, which bears interests at market rates. Accounts payable refer mainly to services and acquisitions of tortilla producing machines. In addition, at December 31, 2002 and 2001, “Other assets, net” includes deposits to affiliated companies to guarantee future payments for administrative services amounting to Ps 24,468 and Ps 25,863, respectively.

The following is a summary of transactions with affiliated companies for the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000

Revenues:
Corn flour sales	Ps	29,112	Ps	35,428	Ps	36,873
Interest income		38,132		55,233		44,172
Other		100		1,267		2,105

	Ps	67,344	Ps	91,928	Ps	83,150

4.	BALANCES AND TRANSACTIONS WITH AFFILIATED COMPANIES (continued)

	2002		2001		2000

Costs, expenses and other:
Purchases of plant and equipment	Ps	20	Ps	1,009	Ps	2,229
Purchases of tortilla producing machines		100,214		99,073		95,718
Software (reimbursement)		—		—		28,283
Administrative services		122,273		115,819		124,505
Technical services		22,237		23,163		24,901
Transportation services and other		11,471		9,486		10,657

	Ps	256,215	Ps	248,550	Ps	286,293

Pursuant to an agreement between the Company and an affiliated company, the Company pays a fee equal to 0.5% of its consolidated net sales in exchange for technical services provided by the affiliated company. In addition, the Company has a non-exclusive licensing contract with Gruma, which allows the Company to use for no consideration the “MASECA” brand name, a registered trademark in Mexico.

5.	INVENTORIES

Inventories consist of the following as of December 31:

	2002		2001

Corn	Ps	858,795	Ps	752,990
Finished products		27,857		28,419
Tortilla producing machines and related spare parts		47,165		48,801
Spare parts for corn flour machinery and equipment and other		70,799		64,487

	Ps	1,004,616	Ps	894,697

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following as of December 31:

	2002		2001

Land	Ps	195,915	Ps	198,770
Buildings		1,351,920		1,360,662
Machinery and equipment		5,680,461		5,672,974
Projects in progress		38,905		20,367

		7,267,201		7,252,773
Accumulated depreciation		(3,329,735)		(3,107,923)

	Ps	3,937,466	Ps	4,144,850

6.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

As of December 31, 2002 and 2001, machinery and equipment includes acquisition and implementation costs of software for internal use of Ps 143,362 and Ps 134,798, respectively. As of December 31, 2002, property, plant and equipment includes assets temporarily idled with a carrying value of approximately Ps 459,294. The Company intends to utilize these assets in the short term.

For the year ended December 31, 2001 the Company recognized an impairment loss of Ps 14,798 within “Other expense, net”.

Depreciation expense for the years ended December 31, 2002, 2001, and 2000 amounted to Ps 252,978, Ps 255,432 and Ps 270,524, respectively.

7.	OTHER ASSETS, NET

Other assets, net consist of the following as of December 31:

	2002		2001

Pre-operating expenses	Ps	43,273	Ps	44,547
Accumulated amortization		(29,770)		(27,369)

		13,503		17,178
Trust funds for research and development of technology		213,714		221,439
Excess of cost over book value of subsidiaries acquired, net		78,187		69,270
Investment in common stock of associated company		—		24,439
Guaranty deposits		25,221		26,659
Long-term receivables from sales of tortilla producing machines		13,690		11,118
Other		11,405		22,285

	Ps	355,720	Ps	392,388

Research and development expense for the years ended December 31, 2002, 2001, and 2000 amounted to Ps 8,521, Ps 12,417 and Ps 23,434, respectively and are charged to expense as incurred.

As of December 31, 2002 and 2001, the excess of cost over book value of subsidiaries acquired, net includes accumulated amortization of Ps 15,616 and Ps 9,868, respectively.

8.	SENIORITY PREMIUM

Seniority premium cost to which employees are entitled after 15 years of service is charged to income as determined by independent actuaries, primarily based on the employees’ years of service, ages, and salaries. The Company has established trust funds to meet these obligations.

8.	SENIORITY PREMIUM (continued)

For the years ended December 31, 2002, 2001 and 2000, the components of net seniority premium cost (benefit) consist of the following:

	2002		2001		2000

Service cost	Ps	1,494	Ps	1,389	Ps	1,320
Interest cost		560		496		434
Actual return on plan assets		(1,509)		(1,751)		(1,747)
Net amortization		992		990		489

Net cost	Ps	1,537	Ps	1,124	Ps	496

As of December 31, the status of the plan is as follows:

	2002		2001

Actuarial present value of benefit obligations:
Vested benefit obligation	Ps	(6,832)	Ps	(6,094)
Non-vested benefit obligation		(4,887)		(4,511)

Accumulated benefit obligation		(11,719)		(10,605)
Excess of projected benefit obligation over accumulated benefit obligation		(4,741)		(4,716)

Projected benefit obligation		(16,460)		(15,321)
Plan assets at fair value		16,839		17,299

Plan assets in excess of projected benefit obligations		379		1,978
Unrecognized amounts to be amortized over 14 years:
Cumulative net gain (loss)		618		(69)
Net transition liability		(1,246)		(1,206)
Prior service cost		(307)		(365)

Seniority premium (liability) asset	Ps	(556)	Ps	338

For the years ended December 31, 2002 and 2001, the changes in benefit obligation liability and plan assets (trust funds) are as follows:

	2002		2001

Projected benefit obligation at beginning of the year	Ps	15,321	Ps	12,319
Service cost		1,494		1,389
Interest cost		560		496
Benefits paid		(1,969)		(31)
Actuarial loss		1,054		1,148

Projected benefit obligation at end of the year	Ps	16,460	Ps	15,321

	2002		2001

Fair value of plan assets at beginning of the year	Ps	17,299	Ps	15,579
Actual return on plan assets		1,509		1,751
Benefits paid		(1,969)		(31)

Fair value of plan assets at end of the year	Ps	16,839	Ps	17,299

8.	SENIORITY PREMIUM (continued)

Significant assumptions (weighted average rates, net of expected inflation) used in determining seniority premium cost were as follows:

	2002	2001	2000

Discount rate	3.5%	4.0%	4.0%
Rate of increase in future compensation levels	1.5%	2.0%	2.0%
Expected long-term rate of return on plan assets	4.0%	5.0%	5.0%

9.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2002, the Company is leasing certain of its computer equipment under operating long-term lease agreements. Future minimum lease payments under such leases amount to U.S.$720,000 dollars (Ps 7,518), as follows:

	Thousands	Thousands
Year	of U.S. Dollars	of Mexican Pesos

2003	U.S.$373	Ps	3,894
2004	296		3,092
2005	51		532

	U.S.$720	Ps	7,518

Rental expense for the years ended December 31, 2002, 2001 and 2000 amounted to Ps 37,403, Ps 31,763 and Ps 54,866, respectively, and correspond mainly to building and computer equipment leases.

During 2001 the Company entered into commodities futures contracts for a portion of its key production requirements like gas and corn in order to reduce the risk created by the price fluctuations. These contracts are short term and do not exceed the maximum production requirements for a one-year period. The effects of these contracts were not significant and were recognized in income when settled.

10.	STOCKHOLDERS’ EQUITY

A)	COMMON STOCK

As of December 31, 2002 the Company has 918,405,000 no-par-value shares of common stock authorized, issued and outstanding, comprised of 504,150,300 Class “A” shares and 414,254,700 Class “B” shares. Both classes have equal priority in liquidation and payment of dividends. Class “A” shares, representing 51% of the common stock, must be held by Mexican nationals; Class “B” shares are not subject to this restriction and may be owned by non-Mexican nationals.

10.	STOCKHOLDERS’ EQUITY (continued)

B)	NET INCOME FOR THE YEAR AND EARNINGS DISTRIBUTION

Net income for the year is subject to the legal requirement to appropriate 5% to increase the Company’s legal reserve until the reserve equals 20% of the Company’s contributed common stock.

A 53.85% tax is payable by the Company if dividends are paid from earnings that have not been subject to Mexican income tax. The applicable tax may be credited against income tax the Company is subject to in the following three fiscal years. Effective January 1, 2002, dividends paid by the Company are not subject to any tax if the amount of dividends does not exceed the net tax profit account.

C)	PURCHASE OF COMMON STOCK

The stockholders authorized the Company to establish a Ps 600,000 reserve for the repurchase of the Company’s common stock, limited to 3% of such stock. Repurchases of Class “A” shares occur from time to time in the open market at price-levels the Company deems attractive. At December 31, 2002 the Company does not hold shares of its own common stock.

D)	INFLATION EFFECTS

As of December 31, 2002, the majority stockholders’ equity is comprised of the following:

	Nominal		Restatement		Total

Common stock	Ps	183,681	Ps	1,528,157	Ps	1,711,838
Additional paid-in capital		333,734		1,161,712		1,495,446
Deficit from restatement		—		(2,680,642)		(2,680,642)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing		(582,561)		(108,643)		(691,204)
Prior years’ retained earnings		2,114,338		2,905,231		5,019,569
Net income for the current year		351,838		11,227		363,065

	Ps	2,401,030	Ps	2,817,042	Ps	5,218,072

E)	TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2002 and 2001, tax amounts of common stock and retained earnings were Ps 3,928,763 and Ps 3,926,823 and Ps 451,803 and Ps 1,144,261, respectively.

11.	INCOME TAXES, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING

A)	INCOME TAX AND ASSET TAX

The Company determines its income tax provision on an individual basis for Gimsa and each of its subsidiaries (unconsolidated basis). In accordance with tax provisions in effect, Mexican corporations must pay the higher of income tax or asset tax (1.8%). Asset tax is determined on the average value of substantially all of a company’s assets less certain liabilities. Payments of asset tax are recoverable against the excess of income tax over asset tax of the three prior years and the ten subsequent years.

For the years ended December 31, 2002, 2001 and 2000, current taxes are comprised as follows:

	2002		2001		2000

Income tax	Ps	(97,009)	Ps	(173,726)	Ps	(238,893)
Asset tax		(34,461)		(16,924)		(7,457)

		(139,582)		(190,650)		(246,350)
Income tax benefit for the recovery of income tax excess over asset tax of prior years		34,461		16,924		7,457

	Ps	(97,009)	Ps	(173,726)	Ps	(238,893)

B)	RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years 2002, 2001 and 2000, the reconciliation between the statutory and effective tax rate is as follows:

	2002	2001	2000

Statutory income tax rate	35%	35%	35%
Differences between tax and financial accounting for:
Financing cost, net and other income statement effects related to inflation	(5%)	(1%)	(3%)
Restatement effects of deferred tax liability items	5%	(5%)	(5%)
Effect due to change in statutory tax rate	(20%)	—	—
Other permanent differences	—	—	3%

Effective income tax rate	15%	29%	30%

Under the Mexican Income Tax Law applicable in 2002, statutory tax rates will gradually decrease from 35% to 32%, beginning in 2003 (34%) to reach 32% in 2005.

11.	INCOME TAXES, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING (continued)

According to Bulletin D-4, “Accounting Treatment of Income Tax, Asset Tax and Employees’ Statutory Profit Sharing”, deferred income taxes should be determined using the statutory tax rate effective when the deferred tax assets and liabilities will be recovered or settled.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as December 31, 2002 and 2001, are as follows:

	2002				2001

			Employees ´				Employees ´
			statutory				statutory
	Income tax		profit sharing		Income tax		profit sharing

Accrued liabilities	Ps	34,674	Ps	8,066	Ps	40,325	Ps	9,388
Tax loss carryforwards		25,355		425		24,864		—

Deferred tax assets		60,029		8,491		65,189		9,388

Inventories		315,509		19,832		292,584		10,403
Property, plant and equipment, net		733,166		22,096		787,793		814
Other assets		4,430		1,384		6,149		23,505

Deferred tax liabilities		1,053,105		43,312		1,086,526		34,722

Net deferred tax liability	Ps	993,076	Ps	34,821	Ps	1,021,337	Ps	25,334

As of December 31, 2002 and 2001, the Company did not recognize a deferred tax asset totaling Ps 65,905 and Ps 55,636, respectively, for identified tax loss carryforwards of certain subsidiaries. In management’s opinion, the realization of these tax loss carryforwards is less likely than not because of the dependency on the generation of sufficient taxable income at the subsidiary level.

C)	TAX LOSS CARRYFORWARDS

As of December 31, 2002, certain subsidiaries of the Company have tax loss carryforwards of approximately Ps 259,377, which can be restated using NCPI and are available to offset its taxable income in subsequent years, which expire as follows:

11.	INCOME TAXES, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING (continued)

Expiration year	Amount

2003	Ps	4,173
2004		58,435
2005		39,145
2006		24,252
2007		16,718
2008		11,403
2009		46,484
2010		26,455
2011		32,312

	Ps	259,377

D)	EMPLOYEES’ STATUTORY PROFIT SHARING

Employees’ statutory profit sharing (ESPS) in Mexico is computed for each subsidiary (on an unconsolidated basis) as 10% of taxable income determined on a basis similar to income tax, except that employee’s statutory profit sharing does not consider the inflation effects (inflationary component), the depreciation expense is based on the historical cost, and foreign exchange gains or losses are recognized when a monetary asset or liability is contractually due.

12.	FOREIGN CURRENCY BALANCES AND TRANSACTIONS

As of December 31, monetary assets and liabilities held or payable in U.S. dollars are:

	Thousands of U.S. dollars

	2002		2001

Assets	U.S. $	5,440	U.S. $	821
Liabilities		(15,938)		(1,304)

Net asset (liability) position	U.S. $	(10,498)	U.S. $	(483)

At December 31, 2002 and 2001, the exchange rates between the Mexican peso and the U.S. dollar were Ps 10.44 and Ps 9.17 pesos, respectively. On January 15, 2003, the date of issuance of the financial statements, the exchange rate was 10.53 pesos per U.S. dollar.

12.	FOREIGN CURRENCY BALANCES AND TRANSACTIONS (continued)

For the years ended December 31, 2002, 2001 and 2000, the Company had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars

	2002	2001	2000

Corn purchases	U.S.$32,270	U.S.$47,430	U.S.$52,491
Computer equipment leasing	321	619	895
Interest expense	—	—	19
Equipment purchases	186	88	69

	U.S.$32,777	U.S.$48,137	U.S.$53,474

As of December 31, assets included in property, plant and equipment of foreign origin, and the respective foreign currency amounts at acquisition date are as follows:

	2002		2001

		Exchange rate		Exchange rate
	Foreign	at year-end	Foreign	at year-end
	currency	(Pesos per	currency	(Pesos per
	(thousands)	currency)	(thousands)	currency)

U.S. dollars	13,273	10.4400	16,446	9.1700
Swiss francs	678	7.5500	919	5.5200
Deutsche marks	24,600	5.6000	32,385	4.1800
Italian liras	35,544	0.0057	65,269	0.0042

13.	FINANCIAL INSTRUMENTS

A)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, notes and accounts receivable, refundable taxes, trade accounts payable, current accounts due to and from affiliated companies and accrued liabilities and other payables approximate their fair value, because of the short-term maturity of these instruments.

The Company has entered into commodity futures contracts and swap operations to hedge a portion of its key production requirements like gas and corn, in order to reduce the risk of price fluctuations. These contracts are short term and do not exceed the maximum production requirements for a one-year period. The gain or loss on these futures contracts was recognized in income when settled and was not significant.

13.	FINANCIAL INSTRUMENTS (continued)

B)	CONCENTRATION OF CREDIT RISK

The financial instruments, which potentially are subject to a concentration of risk, are principally cash and cash equivalents and trade accounts receivable.

The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to the accounts receivable is limited, due to a large number of customers comprising the Company’s customer base and their dispersion across different locations of Mexico. In 2002, 2001 and 2000, approximately 6.93%, 5.94% and 8.24%, respectively, of the Company’s net sales were to a major customer.

14.	RECENT ACCOUNTING PRONOUNCEMENTS

In November 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments”, which supersedes Bulletin C-9 “Liabilities”, and Bulletin C-12, “Contingencies and Commitments”. This bulletin is effective as of January 1, 2003. Bulletin C-9 provides guidance for the valuation, recognition and presentation of liabilities, provisions, contingent assets and liabilities, and commitments. This bulletin includes detailed rules for provisions, the use of present value, the consideration of future events for its valuation, the accounting treatment for possible reimbursements and changes in the estimated value of provisions. In addition, Bulletin C-9 establishes the accounting treatment for redemption of obligations when it occurs in an earlier stage or when it is substituted by a new issuance. The Company’s management believes that the adoption of Bulletin C-9 will not have a significant impact on their financial statements.

In December 2001, the Mexican Institute of Public Accountants issued Bulletin C-8, “Intangible Assets”. This bulletin defines intangible assets as those costs incurred or those rights or privileges acquired that will generate future economic benefits. In addition, it provides guidance for the deferral of research and development costs and certain preoperating expenses, as well as the rules for the amortization of intangible assets. This bulletin is effective as of January 1, 2003. The Company ´s management believes that the adoption of Bulletin C-8 will not have a significant impact on their financial statements.

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see Note 2), whereas financial statements prepared under US GAAP are presented on a historical cost basis. The reconciliation to US GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment to Bulletin B-10 for the restatement of machinery and equipment of foreign origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than is historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

Reconciliation of net income:

	Year ended December 31,

	2002		2001		2000

Net income under Mexican GAAP	Ps	363,065	Ps	372,777	Ps	405,772

US GAAP adjustments:
Depreciation expense (See B)		(37,173)		(37,790)		(39,513)
Pre-operating expenses (See D)		3,831		4,846		12,022
Comprehensive financing costs (See E)		298		298		298
Amortization of excess of cost over book value (See F)		4,125		—		—
Deferred income taxes (See G)		13,666		(3,432)		26,389
Deferred ESPS (See G)		(282)		(286)		(618)
Monetary position loss resulting from US GAAP adjustments		(85)		(84)		(216)

Total US GAAP adjustments		(15,620)		(36,448)		(1,638)

Minority interest (See A)		7,560		5,307		975

Net income under US GAAP	Ps	355,005	Ps	341,636	Ps	405,109

Basic and diluted earnings per share under US GAAP	Ps	0.39	Ps	0.37	Ps	0.44

Weighted average shares outstanding (000’s)		918,405		918,405		918,405

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

Reconciliation of stockholders’ equity:

	December 31,

	2002		2001

Total stockholders’ equity under Mexican GAAP	Ps	5,543,188	Ps	5,349,006

US GAAP adjustments:
Property, plant and equipment (See B)		210,553		236,833
Pre-operating expenses (See D)		(13,503)		(17,177)
Comprehensive financing cost (See E)		(1,790)		(2,088)
Excess of cost over book value (See F)		4,125		—
Deferred income taxes (See G)		(62,483)		(76,149)
Deferred ESPS (See G)		1,350		1,718
Deferred loss on hedge activity (See H)		—		(4,145)
US GAAP adjustments attributable to minority interest		18,023		11,458
Minority interest under Mexican GAAP (See A)		(325,116)		(313,733)

Total US GAAP adjustments		(168,841)		(163,283)

Total stockholders’ equity under US GAAP	Ps	5,374,347	Ps	5,185,723

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under US GAAP for the year ended December 31, 2002 is as follows:

Balance at December 31, 2001	Ps	5,185,723
Dividends paid		(114,059)
Recognition of inflationary effects for the year		(56,467)
Deferred loss on hedge activity		4,145
Net income for the year		355,005

Balance at December 31, 2002	Ps	5,374,347

A summary of the Company’s stockholders’ equity under US GAAP, as of December 31, 2002 and 2001 is as follows:

	2002		2001

Capital stock	Ps	1,711,838	Ps	1,711,838
Additional paid-in capital		1,495,446		1,495,446
Retained earnings		5,578,413		5,337,467
Accumulated other comprehensive loss		(3,411,350)		(3,359,028)

Total stockholders’ equity under US GAAP	Ps	5,374,347	Ps	5,185,723

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

A)	FINANCIAL STATEMENT PRESENTATION AND CLASSIFICATION

Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the consolidated balance sheet. For US GAAP purposes, the minority interest is not included in stockholders’ equity.

B)	PROPERTY, PLANT AND EQUIPMENT

Under the Fifth Amendment to Bulletin B-10, the Company has elected to apply the specific index method to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican GAAP. For US GAAP purposes, the use of this specific index is not in accordance with the historical cost concept, nor does it present financial information in a constant reporting currency. The impact on the net carrying value of fixed assets of restating fixed assets of foreign origin utilizing the Mexican NCPI for US GAAP purposes increases stockholders’ equity as of December 31, 2002 and 2001 by Ps 296,524 and Ps 300,498, respectively.

In addition, under Mexican GAAP depreciation can cease on temporarily idled assets if the carrying value is expected to be recovered and if the remaining useful life is maintained. Under US GAAP, depreciation does not cease on temporarily idled assets, and therefore the adjustment to property, plant and equipment decreases stockholder’s equity as of December 31, 2002 and 2001 by Ps 85,971 and Ps 63,665, respectively.

C)	LONG-LIVED ASSETS

The Company evaluates the carrying value of long-lived assets to be held and used, primarily property, plant and equipment, goodwill, preoperating expenses and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets is included in income of the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and the fair market value less costs to sell for long-lived assets to be disposed of. As of December 31, 2002 the Company’s management believes there is no impairment in the carrying value of long-lived assets.

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

D)	PRE-OPERATING EXPENSES

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized by the Company over the period of time estimated to generate the income necessary to recover such expenses. The Company defined this period as 12 years based on prior experience. Under US GAAP, such expenses should be treated as period expenses.

The adjustment to other assets decreases stockholders’ equity as of December 31, 2002 and 2001 by Ps 13,503 and Ps 17,177, respectively. For the year 2000, the adjustment includes reversal of Ps 9,883 that have been written off under Mexican GAAP but have been expensed under US GAAP in previous years.

E)	COMPREHENSIVE FINANCING COSTS

Under Mexican GAAP, comprehensive financing costs, including interest expense, foreign exchange gain or loss and monetary position gains of the related debt for major construction projects, are capitalized as part of the assets during the construction period.

Under US GAAP, monetary position and foreign exchange gains and losses on US dollar or other stable currency borrowings should be excluded from capitalized interest.

F)	EXCESS OF COST OVER BOOK VALUE

Under Mexican GAAP, the excess of cost over book value of subsidiaries acquired is restated using NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 20 years.

Under US GAAP, the excess of cost over book value related to purchase acquisitions completed prior to June 30, 2001 was amortized on a straight-line basis over its estimated useful life. Effective January 1, 2002, amortization ceased on the excess of cost over book value, according to SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). The excess of cost over book value is subject to annual impairment test whereby it is allocated to the Company’s reporting units and impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. As of December 31, 2002 the stockholder’s equity adjustment of Ps 4,125 increases “Other assets, net”.

Additionally, under Mexican GAAP, the amortization of the excess of cost over book value of subsidiaries acquired for the years 2001 and 2000 was recognized as a non-operating expense. Under US GAAP, such item would be included in the determination of operating income. For the years ended December 31, 2001 and 2000, this item amounted to Ps 5,255 and Ps 2,897.

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

The impact of adopting SFAS No. 142 on net income and earnings per share adjusted to exclude amortization expense (net of taxes) related to goodwill is as follows:

	2002		2001		2000

Net income attributable to common stockholders’ equity	Ps	355,005	Ps	341,636	Ps	405,109
Goodwill amortization		—		5,255		2,897

Pro forma net income attributable to common stockholders’ equity	Ps	355,005	Ps	346,891	Ps	408,006

Basic and diluted earnings per share:
Reported earnings per share	Ps	0.39	Ps	0.37	Ps	0.44
Goodwill amortization		—		0.01		—

Pro forma basic and diluted earnings per share	Ps	0.39	Ps	0.38	Ps	0.44

G)	DEFERRED INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

Under the comprehensive asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed.

For both Mexican and US GAAP purposes, the financial statement carrying amounts utilized in the determination of the deferred tax assets and liabilities included the inflation adjustments described in Note 2-C, and their respective tax bases also included the effects of inflation based on tax regulations.

The amounts of deferred income taxes charged or credited to net income for each year under SFAS No. 109 and as set forth in Issue 93-9 of the US Financial Accounting Standards Board’s Emerging Issues Task Force was determined based on the differences between the beginning and ending balances of the deferred tax assets or liabilities for each period, expressed in Mexican pesos of constant purchasing power.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

	2002		2001

Deferred tax assets:
Tax loss carryforwards	Ps	25,355	Ps	24,864
Other		34,674		40,325

Total deferred tax assets		60,029		65,189

Deferred tax liabilities:
Property, plant and equipment, net		799,970		869,954
Inventories		315,509		292,585
Other assets		109		136

Total deferred tax liabilities		1,115,588		1,162,675

Net deferred tax liability under US GAAP		1,055,559		1,097,486
Net deferred tax liability under Mexican GAAP		(993,076)		(1,021,337)

Adjustment for US GAAP	Ps	62,483	Ps	76,149

A summary of the deferred tax liability (asset) balances on a US GAAP basis are as follows:

	2002		2001

Current:
Deferred tax asset	Ps	(34,674)	Ps	(40,325)
Deferred tax liability		315,509		292,585

		280,835		252,260

Non-current:
Deferred tax asset		(25,355)		(24,864)
Deferred tax liability		800,079		870,090

		774,724		845,226

Total	Ps	1,055,559	Ps	1,097,486

The provision for income tax on a US GAAP basis is as follows:

	2002		2001		2000

Current	Ps	(97,009)	Ps	(173,726)	Ps	(238,893)
Deferred		41,925		5,698		85,977

	Ps	(55,084)	Ps	(168,028)	Ps	(152,916)

In addition, the Company has established, for US GAAP purposes, a deferred tax liability of Ps 33,471 and Ps 23,616 at December 31, 2002 and 2001, respectively, related to employees’ statutory profit sharing, which is included within operating expenses under US GAAP.

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

H)	DEFERRED LOSS ON HEDGE ACTIVITY

Under Mexican GAAP, with the adoption of Bulletin C-2, “Financial Instruments”, effective January 1, 2001, when a company is engaged in hedge activities, the corresponding derivative financial instruments must be valued utilizing the same criteria used for the assets or liabilities that are being hedged. Changes in the fair value of derivatives are recognized in the income statement, net of costs, expenses or earnings from the assets or liabilities being hedged and the gain or loss is recognized when the hedged item is realized.

Under US GAAP, all derivative instruments must be recorded on the balance sheet at fair value. On the date the derivatives contracts are entered into, the Company designates the derivative as either (a) a fair value hedge or (b) a cash flow hedge. For cash-flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item.

As of December 31, 2002 the effects of these contracts were not significant and were recognized in income when settled. Hence, the amount previously recognized in other comprehensive income at December 31, 2001 was realized in earnings in 2002 for both Mexican and US GAAP purposes.

I)	SUPPLEMENTAL BALANCE SHEET INFORMATION

•	Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2002 and 2001 are customers advances (Ps 9,136 and Ps 10,841 respectively), accrued freight costs (Ps 8,596 and Ps 8,419, respectively), accrued employee compensation and benefits (Ps 17,790 and Ps 32,279, respectively) and accrued advertising (Ps 6,329 and Ps 26,695, respectively).

•	Computer software costs:

Depreciation expense on capitalized computer software costs for the years ended December 31, 2002, 2001 and 2000 amounted to Ps 18,055, Ps 18,010 and Ps 17,550, respectively.

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

J)	SUPPLEMENTAL INCOME STATEMENT INFORMATION

•	Employees’ statutory profit sharing:

Under Mexican GAAP, the Company recognizes ESPS as a non-operating expense. Under US GAAP, such item would be included in the determination of operating income. For the years ended December 31, 2002, 2001 and 2000, these items amounted to Ps 23,421, Ps 15,308 and Ps 6,930, respectively.

•	Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Total advertising expense for the years ended December 31, 2002, 2001 and 2000 amounted to Ps 101,986, Ps 120,382 and Ps 64,608, respectively.

•	Shipping and handling costs:

During 2000, the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”) issued EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”. The shipping and handling costs included in selling, general and administrative expenses amounting to Ps 133,838, Ps 140,406 and Ps 149,712 for the years ended December 31, 2002, 2001 and 2000, respectively.

K)	SUPPLEMENTAL CASH FLOW INFORMATION

Mexican GAAP Bulletin B-12 issued by the Mexican Institute of Public Accountants specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican pesos of constant purchasing power. Under U.S. GAAP, a statement of cash flow is required, which presents only cash movements and excludes non-cash items.

The following presents a price-level adjusted statement of cash flows, after considering the impact of U.S. GAAP adjustments in conformity with the AICPA SEC Regulations Committee’s International Practice Task Force recommendations.

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

	Year ended December 31,

	2002		2001		2000

Operating activities:
Net income for the current year	Ps	355,005	Ps	341,636	Ps	405,109
Minority interest		11,566		3,287		8,100
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts		3,691		12,567		16,590
Loss from monetary position		83,497		58,052		72,894
Depreciation and amortization		287,207		294,104		304,614
Deferred income taxes and employees’ statutory profit sharing		(30,356)		(4,636)		(84,497)

		710,610		705,010		722,810

Changes in working capital:
Accounts receivable, net		(99,066)		6,527		(50,613)
Refundable taxes		(69,705)		(35,732)		20,894
Receivables from and payable to affiliates, net		(7,900)		18,529		(78,730)
Inventories		(148,818)		(4,779)		171,470
Prepaid expenses		11,060		(3,499)		(3,713)
Trade accounts payable		142,330		(193,883)		94,117
Accrued liabilities and other payables		(1,311)		11,160		(81,327)
Income taxes and employees’ statutory profit sharing		(66,018)		(67,545)		59,534

		(239,428)		(269,222)		131,632

Net cash provided by operating activities		471,182		435,788		854,442

Investing activities:
Purchases of property, plant and equipment		(30,013)		(3,740)		(47,722)
Net contribution to technological research and development fund		(4,376)		(20,306)		(10,280)
(Loan to) repayments from Gruma		(404,415)		512,911		(734,616)
Other assets, net		22,219		(15,621)		(3,225)

Net cash (used in) provided by investing activities		(416,585)		473,244		(795,843)

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

	Year ended December 31,

	2002		2001		2000

Financing activities:
Proceeds from bank loans and long-term debt		—		—		556,048
Repayment of bank loans and long-term debt		—		—		(557,981)
Dividends paid		(116,790)		(799,167)		(129,946)
Net sales of Company’s common stock		—		—		9,808

Net cash used in financing activities		(116,790)		(799,167)		(122,071)

Effect of inflation on cash and cash equivalents		(8,994)		(4,010)		(13,104)

Net (decrease) increase in cash and cash equivalents		(71,187)		105,855		(76,576)
Cash and cash equivalents at beginning of year		127,871		22,016		98,592

Cash and cash equivalents at end of year	Ps	56,684	Ps	127,871	Ps	22,016

Supplementary cash flow disclosure:

Net cash flow from operating activities reflects cash payments and receipts for interest, and income taxes, as follows:

	Year ended December 31,
	2002		2001		2000

Interest incurred	Ps	12,521	Ps	23,304	Ps	26,546
Interest paid		4,845		3,108		6,932
Interest received		7,905		8,619		24,958
Income taxes paid		204,327		157,939		160,825

L)	COMPREHENSIVE INCOME

A summary of the Company’s comprehensive income under US GAAP is as follows:

	Year ended December 31,

	2002		2001		2000

Net income under US GAAP	Ps	355,005	Ps	341,636	Ps	405,109
Other comprehensive loss:
Deficit from restatement		(56,467)		(24,410)		(105,885)
Deferred loss on hedge activity		4,145		(4,145)		—

Comprehensive income under US GAAP	Ps	302,683	Ps	313,081	Ps	299,224

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

Taxes were not recorded for the deficit from restatement for the years ended December 31, 2002, 2001, and 2000.

The changes in accumulated other comprehensive loss as of December 31, 2002 and 2001 are as follows:

	Deficit from		Deferred loss on		Accumulated other
	restatement		hedge activity		comprehensive loss

Balance at December 31, 2000	Ps	(3,330,473)	Ps	—	Ps	(3,330,473)
Current year changes		(24,410)		(4,145)		(28,555)
Balance at December 31, 2001		(3,354,883)		(4,145)		(3,359,028)
Current year changes		(56,467)		4,145		(52,322)

Balance at December 31, 2002	Ps	(3,411,350)	Ps	—	Ps	(3,411,350)

M)	BUSINESS SEGMENT DATA

The Company is principally engaged in only one reportable line of business, which is the production and sale of corn flour throughout Mexico.

N)	VALUATION AND QUALIFYING ACCOUNTS

The activity in the allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Balance at
	beginning of						Balance at
Description	year		Additions		Deductions		year-end

Allowance for doubtful accounts:
Year ended December 31, 2002	Ps	35,134	Ps	3,691	Ps	2,084	Ps	36,741
Year ended December 31, 2001		32,467		12,567		9,900		35,134
Year ended December 31, 2000		18,848		16,590		2,971		32,467

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

O)	RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN No. 46”), an interpretation of ARB No. 51, Consolidated Financial Statements”. FIN 46 provides a new framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN No. 46 is effective in 2003. Adoption of this standard is not expected to materially affect the results of operations or financial position of the Company.

Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,” (“SFAS No. 148”), issued in December 2002, provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results Adoption of this standard is not expected to materially affect the results of operations or financial position of the Company.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (“FIN No. 45”) was issued in November 2002. FIN No. 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN No. 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. Adoption of this standard is not expected to materially affect the results of operations or financial position of the Company

15.	DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP (continued)

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issue Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 replaces Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have any material effect on the Company’s financial statements.

EXHIBIT INDEX

Exhibit No.	Document

1	Our bylaws (estatutos sociales) as amended through April 16, 2002, together with an English translation.*

2(a)(1)	Deposit Agreement, dated as of May 17, 1994 between us, Citibank, N.A., as Depositary, all registered holders from time to time and all owners from time to time of any beneficial interest in any American Depository Receipts evidencing American Depository Shares.**

7	Statement of Computation of Ratio of Earnings to Fixed Changes (Mexican GAAP and U.S. GAAP).

8	List of Principal Subsidiaries.

12(a)(1)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

12(a)(2)	Certification of Senior Corporate Controller Pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

*     Previously filed in Annual Report on Form 20-F (File No. 1-13032), originally filed with the SEC on July 1, 2002. Incorporated herein by reference.

*     Previously filed in Annual Report on Form 20-F (File No. 1-13032), originally filed with the SEC on July 2, 2001. Incorporated herein by reference.