Form 20-F
period 2003-12-31
GRUPO INDUSTRIAL MASECA S A DE C V
filed 2004-06-30
CIK 914596

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
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

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

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

This Annual Report contains our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003.  The financial statements have been audited by PricewaterhouseCoopers, independent registered public accounting firm.

We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with accounting principles generally accepted in Mexico, commonly referred to as “Mexican GAAP.”  Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as “U.S. GAAP.”  See Note 15 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our consolidated net income and stockholders’ equity to U.S. GAAP.

As the Mexican economy has experienced significant levels of inflation in the past although in recent years inflation has declined significantly, we are required under Mexican GAAP to recognize the effects of inflation in our financial statements.  Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements.  Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2003.

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

MARKET SHARE AND OTHER INFORMATION

The information contained in this Annual Report regarding market share and market position of corn flour in Mexico is based on our own estimates and is presented for the twelve month period ended December 31, 2003.  While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

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

Item 2.                              Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.                              Key Information.

SELECTED FINANCIAL DATA

The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of income data for the three years ended December 31, 2001, 2002 and 2003 and notes thereto set forth below have been derived from our consolidated financial statements.  Such data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F.

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America.  Note 15 to our consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

Pursuant to Mexican GAAP, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders’ equity using the Mexican National Consumer Price Index, or NCPI, and record gains and losses in purchasing power from holding monetary assets or liabilities.  Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI factors.  Inventories are restated at current replacement costs while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate.  Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2003.  The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP.  See Note 15 to our consolidated financial statements.

Year ended December 31,
1999	2000	2001	2002	2003
(Thousands of pesos of constant purchasing power as of December 31, 2003, except share and per share amounts)

Income Statement Data
Mexican GAAP:
Net sales	Ps.	6,131,318	Ps.	5,480,756	Ps.	5,143,476	Ps.	4,952,110	Ps.	5,200,809
Cost of sales	(4,635,320)	(3,903,450)	(3,594,716)	(3,485,098)	(3,839,571)
Gross profit	1,495,998	1,577,306	1,548,760	1,467,012	1,361,238
Selling, general and administrative expenses	(1,036,838)	(974,891)	(968,268)	(939,419)	(967,396)
Operating income	459,160	602,415	580,492	527,593	393,842
Comprehensive financing (cost) income, net:
Interest expense	(54,155)	(27,601)	(24,230)	(13,018)	(7,014)
Interest income	116,603	126,582	108,876	76,855	66,993
Monetary position loss, net	(12,476)	(75,569)	(60,273)	(86,729)	(60,899)
Foreign exchange (loss) gain, net	66,049	3,582	(719)	(4,921)	(3,829)
Total comprehensive financing (cost) income, net	116,021	26,994	23,654	(27,813)	(4,749)
Other expense, net:	(35,257)	(5,068)	(20,851)	(6,848)	7,978
Income tax (current and deferred)	(84,431)	(186,436)	(171,140)	(71,484)	(62,422)
Net income	449,350	421,907	387,599	377,502	311,973
Earnings per share(1)	0.49	0.45	0.42	0.41	0.34
Dividends per share(2)	0.23	0.15	0.90	0.13	0.23
Weighted average number of shares outstanding (000s)	909,242	918,405	918,405	918,405	918,405

U.S. GAAP (3):
Net sales	Ps.	6,131,318	Ps.	5,480,756	Ps.	5,143,476	Ps.	4,952,110	Ps.	5,200,809
Cost of sales	(4,659,721)	(3,944,234)	(3,633,698)	(3,523,440)	(3,878,492)
Gross profit	1,471,597	1,536,522	1,509,778	1,428,670	1,322,317
Selling, general and administrative expenses	(1,076,370)	(972,610)	(984,613)	(959,788)	(966,475)
Operating income	395,227	563,912	525,165	468,882	355,842
Comprehensive financing (cost) income, net:
Interest expense	(54,155)	(27,601)	(24,230)	(13,018)	(7,014)
Interest income	116,603	126,582	108,876	76,855	66,993
Monetary position loss, net	(11,444)	(75,793)	(60,360)	(86,818)	(60,946)
Foreign exchange (loss) gain, net	66,049	3,582	(719)	(4,921)	(3,829)
Total comprehensive financing (cost) income, net	117,053	26,770	23,567	(27,902)	(4,796)
Other income (expense), net:	2,839	(2,057)	(15,388)	(2,559)	12,826
Income tax (current and deferred)	(185,993)	(158,997)	(174,708)	(57,275)	(59,948)
Net income	323,077	421,218	355,223	369,122	292,718
Earnings per share(1)	0.35	0.45	0.38	0.40	0.32
Dividends per share(2)	0.23	0.15	0.90	0.13	0.23
Weighted average number of shares outstanding (000s)	909,242	918,405	918,405	918,405	918,405

Year ended December 31,
1999	2000	2001	2002	2003
(Thousands of pesos of constant purchasing power as of December 31, 2003)

Balance Sheet Data (Mexican GAAP):
Inventories	Ps.	1,217,328	Ps.	959,219	Ps.	930,274	Ps.	1,044,565	Ps.	1,166,531
Property, plant and equipment, net	4,875,897	4,570,622	4,309,670	4,094,040	3,896,328
Total assets	7,703,132	7,757,222	7,015,337	7,259,515	7,122,245
Short-term debt	3,055	0	0	0	0
Long-term debt	0	0	0	0	0
Deferred income taxes (4)	344,692	1,073,390	1,061,950	988,782	950,755
Capital stock	3,334,823	3,334,823	3,334,823	3,334,823	3,334,823
Total stockholders’ equity	6,756,449	6,075,499	5,561,709	5,763,614	5,802,488

Balance Sheet Data (U.S. GAAP) (3):
Inventories	Ps.	1,217,328	Ps.	959,219	Ps.	930,274	Ps.	1,044,565	Ps.	1,166,531
Property, plant and equipment, net	5,080,397	4,802,794	4,553,751	4,311,104	4,101,829
Total assets	7,870,895	7,967,690	7,241,556	7,466,827	7,326,675
Short-term debt	3,055	0	0	0	0
Long-term debt	0	0	0	0	0
Deferred income taxes (4)	1,236,449	1,147,052	1,141,127	1,053,749	1,013,249
Capital stock	3,334,823	3,334,823	3,334,823	3,334,823	3,334,823
Total stockholders’ equity	5,707,340	5,895,895	5,391,933	5,588,059	5,617,893

(1)                        Calculated based on the weighted average number of shares outstanding.  See Note 2M to the consolidated financial statements.

(2)                        Dividend amounts are stated in pesos of constant purchasing power.  Based on the noon buying rate on each of  April 21, 1999, May 11, 2000, April 30, 2001,  May 7, 2002 and April 24, 2003 and the respective dates on or about which the dividends were paid in each year, the Company’s dividends per share was the equivalent of approximately U.S.$0.01, U.S.$0.02, U.S.$0.09, U.S.$0.01 and U.S.$0.02 for each of  1999, 2000, 2001, 2002 and 2003 respectively.

(3)                        See Note 15 to the consolidated financial statements.

(4)                        Includes the current and non-current portion thereof.

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

Pursuant to Mexican law and our bylaws the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened annual shareholders’ meeting.  The amount of any future dividend would depend on, among other things, operating results, financial condition, cash requirements, losses for prior fiscal years, future prospects and other factors deemed relevant by the board of directors and the shareholders.

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

During 2004, GIMSA resolved to pay dividends of Ps.294 million, stated in nominal terms, to be distributed to the shareholders in July 2004.  During 2003, 2002 and 2001, GIMSA paid dividends to its shareholders, in nominal terms, of Ps.202 million, Ps.110 million and Ps.735 million, respectively.  In pesos of constant purchasing power as of December 31, 2003, the dividends paid or payable to shareholders in 2003, 2002 and 2001 amounted to Ps.208 million, Ps.119 million and Ps.830 million.

EXCHANGE RATE INFORMATION

Mexico has had a free market for foreign exchange since 1991.  Prior to December 1994, the Mexican central bank (Banco de México) kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market.  In December 1994, the government suspended intervention by Banco de México and allowed the peso to float freely against the U.S. dollar.  The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995.  In 1996 and most of 1997, the peso fell more slowly and was less volatile.  In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela.  The peso declined during this period, but was relatively stable in 1999, 2000 and 2001.  In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies.  From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value.  To date in 2004, the foreign exchange markets have been volatile due to international developments, including events in Argentina and Venezuela as well as the war in the Middle East and the weaker U.S. dollar.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.  The rates have not been restated in constant currency units.

	Noon Buying Rate (Ps. Per U.S.$)
Year	High(1)		Low(1)		Average(2)		Period End
1999	Ps.	10.6000	Ps.	9.2430	Ps.	9.5630	Ps.	9.4800
2000	10.0870		9.1825		9.4716		9.6180
2001	9.9720		8.9460		9.3255		9.1560
2002	10.4250		9.0005		9.7458		10.4250
2003	11.4063		10.1130		10.8460		11.2420
2004 (through June 18)	11.6350		11.1810		11.2355		11.3400
December 2003	11.4603		11.1725		11.2510		11.2420
January 2004	11.0973		10.8050		10.9200		11.0120
February 2004	11.2450		10.9095		11.0320		11.0620
March 2004	11.2290		10.9180		11.0190		11.1830
April 2004	11.4315		11.1570		11.2700		11.4020
May 2004	11.6350		11.3815		11.5200		11.4140
June 2004(3)	11.4885		11.3400		11.3970		11.3400

(1)                Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)                Average of month-end rates.

(3)                Through June 18, 2004.

On June 18, 2004, the noon buying rate for pesos was Ps.11.3400 to U.S.$1.00.

RISK FACTORS

Risks Relating to Mexico

Our Business Operations Could Be Affected by Economic Conditions in Mexico

We are a Mexican company with all our consolidated assets located in Mexico and all our consolidated net sales derived from Mexico.  In December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment.  In addition, the financial crises in 1998 and early 1999 in Asia, Russia and Latin America resulted in instability in the foreign exchange markets and international financial markets.  These events resulted in limited liquidity for the Mexican government and for local corporations as well as an increase in interest rates in Mexico.  The recent economic and financial crises in Argentina and recent civil and political unrest in Venezuela could produce similar results.  See “—Adverse  Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities.”  Although the Mexican economy declined by 0.3% in 2001, the Mexican economy grew by 0.9% in 2002, by 1.3% in 2003 and by 3.7% in the first quarter of 2004.

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

On December 1, 2000, Vicente Fox of the Partido Acción Nacional (National Action Party, or PAN) was inaugurated as president of Mexico, ending more than 70 years of presidential rule by the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate.  In elections held in July 2003 the PAN lost additional seats in the Congress and state governorships.  The resulting gridlock has impeded the process of reform in Mexico which may adversely affect economic conditions in Mexico or our business and results of operations.  During 2004, there will be elections for governors in ten of 32 states and for local legislatures in 14 states.

In the case of our sales of corn flour, governmental policies have affected us negatively and may continue to do so.  The elimination of the tortilla subsidy for consumers, coupled with the government’s decision to close

Compañía Nacional de Subsistencias Populares, or CONASUPO, which resulted in the sale of its corn reserves at below market prices, reduced sales and hurt profits in 1999.  The Mexican government issues corn import permits to corn traders typically based upon the availability of domestic corn, which contributes to the stability of domestic corn prices.  However, in the past, in  election years, the Mexican government has increased the number of corn import permits which has driven down the price of domestic corn which had the effect of reducing sales of corn flour.  We currently depend on corn import permits to ensure an adequate supply of corn in non-corn producing regions of the country.  We cannot assure you that the Mexican government will not take actions that could adversely affect us.  See “Item 5. Operating and Financial Review and Prospects— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

The level of environmental regulation and enforcement in Mexico has increased in recent years.  The Comisión Nacional del Agua (“Water National Commission” or “CNA”) has brought enforcement proceedings against us for water discharges from five of our facilities.  While we are vigorously defending this action, we cannot assure you that we will succeed or that further actions of this type will not be brought against us.  We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated by international agreements between Mexico and the United States.  The promulgation of  new environmental regulations or higher levels of enforcement may adversely affect us.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation in the past although in recent years inflation has declined significantly.  The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 4.40% for 2001, 5.70% for 2002 and 3.98% for 2003.  From January through May 2004, the inflation rate was 1.46%.  On June 18, 2004, the 28-day CETES rate was 6.54%.  While we have no outstanding debt at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States.  Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. In addition, in the past, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries adversely affected the Mexican economy.

We cannot assure you that the events in other emerging market countries, in the United States or elsewhere will not adversely affect our business, financial condition and results of operations.

You May Be Unable to Enforce Judgments Against Us in Mexican Courts

We are a Mexican corporation (sociedad anónima de capital variable).  Our directors and executive officers are residents of Mexico, and a significant portion of the assets of our directors and executive officers, and our assets, are located in Mexico.  You may experience difficulty in effecting service of process upon our company or our directors and executive officers in the United States, or, more generally, outside of Mexico, and in enforcing civil judgments of non-Mexican courts in Mexico, including judgments predicated on civil liability under U.S. federal securities laws, against us, or our directors and executive officers.  We have been advised by our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely on the U.S. federal securities laws.

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

Risks Relating to Our Company

Fluctuations in the Cost and Availability of Corn May Affect Our Financial Performance

Our financial performance may depend upon the price and availability of corn as it represented 69% of our cost of sales for 2003.  Mexican and world markets have experienced periods of over-supply and shortage of corn, some of which have caused adverse effects on our results of operations.  We cannot always predict whether or when shortages or over-supply of corn will occur. In addition, future Mexican or other governmental actions could affect the price and availability of corn.  Any adverse developments in domestic and international corn markets could have a material adverse effect upon our business, financial condition, results of operations and prospects.

Adverse Developments at Our Parent Company GRUMA May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

Gruma, S.A. de C.V., or GRUMA, our parent company is currently rated BBB- by Standard & Poor’s and Ba2 by Moody’s.  These ratings represent an improvement since 1999 when Standard & Poor’s lowered its rating of GRUMA’s notes.  Future downgrades or changes in outlook could cause GRUMA’s or our costs with respect to new debt to increase which could ultimately affect GRUMA’s stock price as well as ours.

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

Our Antitakeover Protections May Deter Potential Acquirors

Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us.  These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities.  These provisions could discourage transactions in which our shareholders might otherwise receive a premium for their shares over the then current market price.  Holders of our securities who acquire shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty.  For a description of these provisions, see “Additional Information—Bylaws—Antitakeover Protections.”

We Have Significant Transactions With Our Parent Company GRUMA and Other Affiliates That Could Create Potential Conflicts of Interest

In the ordinary course of business, we and certain of our subsidiaries enter into agreements with GRUMA, our parent company, and other affiliates, including agreements pertaining to the sharing of intellectual property, and providing technical and advisory support services.  We also periodically provide loans to GRUMA, which owed us Ps.801 million as of June 18, 2004.  Transactions with affiliates may create the potential for conflicts of interest.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our Controlling Shareholder Can Exert Substantial Control Over Our Company

As of April 30, 2004, Mr. Roberto González Barrera controlled, directly and indirectly, approximately 52.6% of the outstanding shares of GRUMA, our parent company.  GRUMA owns 83.18% of our outstanding shares.  Consequently, Mr. González Barrera has the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders.

Mr. González Barrera has pledged part of his shares in GRUMA to secure some of his borrowings.  If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera could lose control over GRUMA and a change of control could result.  In addition, this could trigger a default in one of GRUMA’s credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects.

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

Item 4.                                        Information on the Company.

THE BUSINESS

Principal Products

We produce, distribute and sell corn flour in Mexico, which is then used in the preparation of tortillas and other related products.  In 2003, we had net sales of Ps.5,201 million.  We are the largest corn flour producer in Mexico, with a corn flour market share of approximately 71% in 2003.  We estimate that our corn flour is used in 36% of the corn tortillas consumed in Mexico.  We sell corn flour in Mexico under the brand name MASECA®.  MASECA® flour is a ready-mixed corn flour that becomes a dough when water is added.  This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

We produce over 40 varieties of corn flour for the manufacture of different food products.  We sell corn flour to tortilla and tortilla chip manufacturers as well as in the retail market. Our principal corn flour product is a standard fine-textured, white flour used to manufacture tortillas.

Sales and Marketing

We sell packaged corn flour in 20-kilogram sacks in the trade market, principally to thousands of tortilla manufacturers, and one-kilogram packages in the retail market.

The following table sets forth our trade and retail sales volumes of corn flour in Mexico for the periods indicated.

	Year Ended December 31,
	2001		2002		2003
	Tons	%	Tons	%	Tons	%
Trade	1,217,197	85	1,179,186	85	1,190,597	85
Retail	219,033	15	206,344	15	204,730	15
	1,436,230	100	1,385,530	100	1,395,327	100

Our customer base is comprised primarily of small tortilla producers, or tortillerías, which purchase corn flour in 20 kg sacks and produce tortillas on their premises, which are then sold locally.  Retail sales are channeled to two distinct markets: urban centers and rural areas.  Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks to distribute MASECA® flour or through wholesalers who sell the product to smaller grocery stores throughout Mexico.  Sales to rural consumers are made principally through the Mexican government’s social and distribution program Distribuidora Conasupo, S.A., or DICONSA, which consists of a network of small government-owned stores and which supplies rural areas with basic food products.  Our sales representatives are mainly concerned with promoting the dry corn flour method to tortilla producers.  Mexico’s tortilla industry is highly fragmented, consisting mostly of tortillerías, some of which continue to utilize, in our opinion, the relatively inefficient wet corn dough method of tortilla production. We estimate that the traditional wet corn dough method accounts for approximately 49% of all tortillas produced in Mexico. Tortilla producers that do not utilize corn flour buy the wet dough from dough producers or buy and mill their own corn and produce tortillas themselves.

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

We strongly believe in the superiority of our dry corn flour method and, thus also, believe that we have substantial opportunities for growth by encouraging a transition to our method.  Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet.  In fact, in 2003, corn flour for tortilla manufacturing accounted for approximately 94% of our total corn flour sales volume in Mexico, with the balance being used for the manufacture of tortilla chips.  The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico’s food industry.  However, there is still reluctance to abandon traditional practice, particularly in central and southern Mexico, because corn dough producers and/or tortilla producers using the traditional method incur lower expenses by working in an underground economy. Additionally, most of the time they are not required to comply with environmental regulations, which also represent savings for them.  To the extent regulations in Mexico improve and we and our competitors are on the same footing, we expect to benefit from these developments.

We have embarked on several programs to promote corn flour sales to tortilla producers and consumers.  We offer incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method.  The incentives we offer include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training.  For example, in order to assist traditional tortilla producers in making the transition to corn flour, we sell specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of GRUMA’s research and development subsidiaries.  These incentives are helping us tap into a significant potential market.  We also help our tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales.  These efforts to improve sales include prime time advertising on television as well as radio, magazine and billboard advertising.  In 2004, we intend to have our specialized sales teams continue their efforts to provide better and more individualized service to different types of customers.

We have also developed the “in-store tortillería” concept, which involves the on-site manufacture and sale of tortillas in supermarkets using MASECA® brand corn flour and machinery supplied by our technology and equipment operations.  Through this promotion, we seek to increase consumer exposure to, and acceptance of, tortillas made with corn flour.  As of December 31, 2003, 67% of supermarkets throughout Mexico hosted our “in-store tortillerías.”

During 2003 our main initiatives were focused on developing a successful business model for our customers to increase the consumption of corn-flour based products generally and our products specifically.  Some examples of these initiatives were:

•                  helping our customers to develop new higher margin products such as tortilla chips, taco shells and enchilada tortillas, reflecting current consumption trends;

•                  helping our customers develop new profitable distribution schemes to increase their market penetration and sales; and

•                  developing tailored marketing promotions to increase consumption in certain customer segments.

At the end of 2003 we started a national marketing campaign to emphasize the benefits and nutritional value of tortillas made with 100% MASECA® corn flour. This campaign will target both consumption of tortillas made by our customers and consumption of our retail corn flour packages sold directly to consumers by repositioning the use of corn flour not only for making tortillas but for a wide variety of foods which are part of the Mexican diet.

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

Competition and Market Share

We face competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises.  Our estimates indicate that 49% of tortilla producers continue to use the traditional wet corn dough method.

Our biggest challenge in increasing the use of corn flour is the prevalence of the traditional method (cooked-corn method). In the corn flour industry, our principal competitors are Grupo Minsa, S.A. de C.V., previously known as Maíz Industrializado Conasupo, S.A. de C.V., or MICONSA, and regional corn flour producers.  We estimate that our market share of corn flour sales in Mexico during 2003 was approximately 71%.  We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage.  We believe that we have certain competitive advantages resulting from our proprietary technology, greater economies of scale and broad geographic coverage, which may afford us opportunities to more effectively source raw materials and reduce transportation costs.

Operations and Capital Expenditures

We currently own 18 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption. One of the plants (Chalco) is temporarily closed. The Chalco plant has been inactive since October 1999. We have temporarily shifted production to other plants to achieve savings in overhead costs.  We intend to reopen the Chalco plant in the fourth quarter of 2004.  Due to the maintenance program we put in place in the Chalco plant since the closing, we currently estimate that the reopening cost of the Chalco plant will not be significant, and we plan to start production with an estimated 40,000 tons per year.  The Zamora plant has been inactive since July 2000 and its real estate assets are available for sale.

As a result of construction and expansion of our plants, we increased our installed corn flour manufacturing capacity from approximately 1.0 million tons per year as of January 1, 1990 to 2.3 million tons per year as of December 31, 2003.  Most of this construction and expansion took place between 1992 and 1995.  In recent years, our capital expenditures for our plants were primarily used to update technology and corn flour production process.  We spent U.S.$0.4 million, U.S.$2.9 million and U.S.$7.2 million for these purposes in 2001, 2002 and 2003, respectively. Although no assurances can be given as to future levels of capital expenditures, during the first quarter of 2004 we spent U.S.$0.6 million on investments in fixed assets of GIMSA in 2004, and currently project total investments in fixed assets during 2004 of approximately U.S.$7.6 million, which will be used primarily for upgrading production equipment, acquisition of transportation equipment and information technology upgrades.

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

Raw Materials

Corn is the principal raw material required for the production of corn flour, and constituted approximately 69% of our cost of sales for 2003.  We purchase corn primarily from Mexican growers and grain elevators, or if domestic supply proves insufficient, from world markets at international prices under import permits granted by the Mexican government.  Our domestic corn purchases are made on a spot basis pursuant to short-term contractual arrangements, which are generally in the form of oral agreements entered into at the beginning of the harvest.  Compañía Nacional Almacenadora, S.A. de C.V., our subsidiary, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

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

Traditionally, domestic corn prices in Mexico tend to be higher than those abroad, but do follow trends in the international market.  During most periods, the price at which we purchase corn depends on the international corn market. As a result, corn prices are sometimes unstable and volatile.  In certain periods in the past, however, these fluctuations have been significantly affected by government regulations and policies.  The Mexican government’s decision to discontinue the subsidy program for tortilla consumers in 1999 and to increase corn imports and support for corn growers in 1999 and 2000, resulted in drastic decreases in corn prices.  In 1998, the average cost for our corn purchases in Mexico and abroad was approximately Ps.2,503 per ton compared to Ps.1,350 per ton, in 2001.  In 2002, corn prices generally remained stable through October but increased to approximately Ps.1,612 per ton beginning in November, reflecting an international trend.  However, the average cost for our corn purchases in 2002 was Ps.1,346 per ton.  In 2003, the average cost of our corn purchases increased to Ps. 1,518 per ton.  For more information regarding the government’s effect on corn prices, see “Item 5. Operating and Financial

Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations––Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry.”

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

History and Development

Grupo Industrial Maseca, S.A. de C.V. is a corporation (sociedad anónima de capital variable) registered in Monterrey, Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on March 12, 1981 with a corporate life of 99 years.  Our full legal name is Grupo Industrial Maseca, S.A. de C.V., but we are also known as GIMSA and Maseca.  The address of our principal executive office is located at Avenida La Clínica 2520, Edificio Delta, Primer Piso, Col. Sertoma, Monterrey, Nuevo León, 64710 México and our telephone number is (52) 818-3-99-33-00.  Our legal domicile is Monterrey, Nuevo León, México.

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

We believe the gradual transition to the dry corn flour method offers significant opportunities for our growth.  Today, we are the largest corn flour producer in Mexico with a 71% share of the corn flour market.

Organizational Structure

We are a subsidiary of GRUMA, a Mexican holding company with operations in Mexico, the United States, Venezuela, Central America and United Kingdom.  Our sister companies produce corn flour in other countries as well as packaged tortillas, other tortilla-related products and wheat products.  In 2003 our sales comprised 23% of GRUMA’s total sales.

We are also currently the parent of the following wholly-owned and majority-owned subsidiaries, all incorporated in Mexico.  They all engage in the production of corn flour and related activities including arranging for the purchase of corn and other raw materials.

Percentage of ownership
Corn flour manufacturing subsidiaries:
Molinos Azteca, S.A. de C.V.(1)	100.00%
Industrias de Río Bravo, S.A. de C.V.(1)	98.34
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	57.40
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00

Service and other subsidiaries:
Compañía Nacional Almacenadora, S.A. de C.V.	100.00%
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

(1)                                  On January 1, 2004 Industrias de Río Bravo, S.A. de C.V. merged with Molinos Azteca, S.A. de C.V.

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

Item 5.                              Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein.  Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in certain significant respects.  See Note 15 to the consolidated financial statements for information related to the nature and effect of such differences, as they relate to us and a quantitative reconciliation to U.S. GAAP of our consolidated net income and stockholders’ equity.

Inflation Accounting

Mexican GAAP requires that financial statements recognize the effect of inflation in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, as amended. The intended effect of such recognition is to present all information in comparable monetary units and thereby eliminate the distorting effect of inflation in the financial statements. Unless otherwise stated herein, financial information in the financial statements and throughout this Form 20-F has been restated in pesos of constant purchasing power as of December 31, 2003.

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

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses certain financial information included in our consolidated financial statements, which have been prepared in accordance with Mexican GAAP as promulgated by the Mexican Institute of Public Accountants.  A reconciliation from Mexican GAAP to U.S. GAAP of net income and total stockholders’ equity is included in Note 15 to our consolidated financial statements.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

We have identified the most critical accounting principles that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations.  These policies are outlined below.

Additional accounting policies that are also used in the preparation of our consolidated financial statements are outlined in the notes to our consolidated financial statements included in this Annual Report.  See Note 6 to our consolidated financial statements.

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

We also evaluate the carrying value of property, plant and equipment to be held and used, and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable, such as temporary shut downs or permanent closures of plants.  Such reviews have been necessary in recent years.  Impairment losses for equipment held and used are recorded when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount.  The estimates of undiscounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans.  Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation; nevertheless, actual future results may differ.  Should impairment exist, the amount of the loss is then quantified by comparing the carrying amount of the assets to the discounted cash flows.  For assets to be disposed of, we assess whether machinery or equipment can be used at other facilities and, if not, estimate the net proceeds to be realized upon sale of the assets.  Primarily as a result of plant rationalization, certain facilities and equipment are not currently in use in operations.  We have recorded impairment losses related to certain unused assets and such losses may potentially occur in the future.

Goodwill

Under Mexican GAAP, goodwill is amortized on a straight-line basis over estimated useful lives.

Under U.S. GAAP, effective January 1, 2002, we applied FAS 142.  Under FAS 142, goodwill is no longer amortized, but is subject to annual impairment testing.

The identification and measure of goodwill impairment involves the estimation of fair value of the reporting units.  Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions.  These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge.  We perform internal valuation analyses and consider relevant internal data as well as other market information that is publicly available.  Estimates of fair value are primarily determined using discounted cash flows.  This approach uses significant estimates and assumptions including projected future cash flows (including timing), a discount rate reflecting the risk inherent in future cash flow and a perpetual growth rate.  Inherent in these estimates and assumptions is a certain level of risk which we believe we have considered in our valuation.  Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill.

Deferred Income Taxes

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

Effects of Deregulation of the Mexican Tortilla and Corn Flour Industry

Because of the importance of tortillas as a principal staple in the Mexican diet, the Mexican government has regulated the domestic corn, corn flour and tortilla industry, in one form or another, for approximately thirty years.  With the deregulation of the corn flour and tortilla markets on January 1, 1999, we believed that we were well positioned for growth.  As tortilla prices were no longer to be set by the government, we anticipated a price war among tortilla producers that would accelerate the switch to the more efficient dry corn flour method in an effort to reduce costs.  However, the Mexican government accelerated the sale of its remaining corn inventories during 1999 and since 1999 has issued import permits for corn which resulted in drastic decreases in corn prices.  This in turn drove down corn flour prices as tortilla producers switched from corn flour to raw corn.  This trend continued in 2001 and 2002, although to a lesser extent, during which time corn prices fell approximately 0.5% and 0.4%, respectively.  During 2003, the cost of GIMSA’s corn purchases increased about 13% while our average corn flour price increased only about 4%.

Despite the drop in corn and corn flour prices after deregulation, tortilla prices drastically increased after January 1, 1999 and have remained high through June of 2004.  Tortilla price increases generally have a negative effect on our sales volume.  During the period from 1999 through the end of 2003, tortilla prices increased approximately 104% (in nominal terms) while inflation was approximately 40% in that period.  Most of the price increase took place at the beginning of 1999 (once the deregulation was effective on January 1), with an estimated nationwide average tortilla price increase of 43% (in nominal terms) in 1999 versus Mexican inflation of 12.3% in 1999.  Since 2000, tortilla prices continued their upward trend, but at a slower rate.  During the first three months of 2004, we estimate that tortilla prices increased approximately 3%.  We believe tortilla prices are likely to stabilize or increase at lower rates although we can give no assurances in this regard.

Complementary Revenues.  Until December 31, 1998, the Mexican government, in recognition of the importance of tortillas as a principal staple in the Mexican diet, established below market tortilla prices and consequently regulated corn flour prices and paid complementary revenues to corn flour producers, subject to specified volume ceilings.  Complementary revenues accounted for 12.2% of our net sales in 1998.  Effective as of December 31, 1998, the Mexican government deregulated the corn flour and tortilla industry and, in particular, terminated the complementary revenue program and allowed the prices of corn flour and tortillas to be determined by competition and other market conditions.  The termination of this program, combined with the other market-distortive effects described above, has negatively affected the transition to competitive corn and corn flour markets and has negatively affected our results of operations.

Commercialization Program.  Since December 1996, ASERCA, a Mexican government agency, has maintained a separate program designed to promote the purchase of corn in certain regions of Mexico.  Under this program, called the commercialization program, the Mexican government provides payments to corn purchasers based partly on international corn prices.  The net effect is that these purchasers receive corn below the domestic market price of corn. The reimbursements vary depending upon the size of the corn harvest in Mexico’s various growing regions.  The amount of corn available under this program has been small.  Payments under the commercialization program represented less than 1% of our net sales in 2001, 2002 and 2003.

RESULTS OF OPERATIONS

We are the leading Mexican producer of corn flour.  We had an estimated market share of approximately 71% of the Mexican corn flour market in 2003.  Corn flour is used primarily to make tortillas, one of the principal staples of the Mexican diet.  We estimate that our corn flour is used in 36% of the corn tortillas consumed in Mexico.  From 1989 to 1996, the corn flour segment of the overall tortilla market experienced significant growth, increasing from 22% of the tortilla market in Mexico in 1988 to approximately 54% in 1996.  From 1997 through 2003, due to changes relating to the deregulation of the tortilla industry, the corn flour segment declined to 51% of the overall tortilla market (based on our estimates).  We believe that the overall increase in corn flour industry sales since 1989 has resulted primarily from the substitution of the corn flour method for the traditional method in the production of tortillas.

The following table sets forth certain income statement and operating data for our company for each of the periods indicated, expressed as a percentage of total sales and based on data expressed in pesos of constant purchasing power as of December 31, 2003:

	Year Ended December 31,
	2001	2002	2003
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	69.9	70.4	73.8
Gross Profit	30.1	29.6	26.2
Selling, General and Administrative Expenses	18.8	19.0	18.6
Operating Income	11.3	10.7	7.6
Comprehensive Financing Income (Cost), net	0.5	(0.6)	(0.1)
Income Taxes	3.3	1.4	1.2
Net Income	7.5	7.6	6.0

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002

Net Sales

Our net sales increased by 5.0% to Ps.5,201 million in 2003 compared with Ps.4,952 million in 2002.  The increase in net sales resulted primarily from corn flour price increases related to higher corn costs and was also due to higher sales volume.  We gradually implemented price increases throughout 2003 to offset higher corn costs although we were not able to do so to an extent to fully reflect higher corn costs.  In constant peso terms, the average price of corn flour increased 4% in 2003 compared to 2002.  Our sales volume increased 1.0% in 2003 to 1,395,000 tons from 1,386,000 tons in 2002 due to higher sales volume to DICONSA resulting from a modification in our sales structure.

Cost of Sales

Our cost of sales as a percentage of net sales increased to 73.8% in 2003 from 70.4% in 2002 due primarily to:

•                  higher corn costs and, to a lesser extent, higher fuel, electricity and additive costs; and

•                  GIMSA’s gradual price increases during the year not fully reflecting increases in costs mentioned above.

In peso terms, our cost of sales increased 10.2% to Ps.3,840 million in 2003 from Ps.3,485 million in 2002.

Gross Profit

Our gross profit decreased 7.2% in 2003 to Ps.1,361 million compared to Ps.1,467 million in 2002.  Our gross profit margin decreased to 26.2% in 2003 compared to 29.6% in 2002.

Selling, General and AdministrativeExpenses

Selling, general and administrative expenses, or SG&A expenses, as a percentage of net sales decreased to 18.6% in 2003 from 19.0% in 2002 due to better expense absorption related to higher corn flour prices.  In absolute terms, SG&A expenses increased 3.0% to Ps.967 million in 2003 from Ps.939 million in 2002, mainly as a result of higher selling expenses due to improvements in the commercialization and customer-service infrastructure.

Operating Income

Operating income decreased 25.4% to Ps.394 million in 2003 compared to Ps.528 million in 2002.  Our operating margin declined to 7.6% in 2003 compared to 10.7% in 2002.

Comprehensive Financing Cost (Income), Net

Net comprehensive financing cost decreased 82.9% to Ps.5 million in 2003 compared to Ps.28 million in 2002.  The components of comprehensive financing cost, together with an explanation of the significant changes, are detailed in the following chart:

Items	2003		2002		Change		Comments
	(in millions of pesos of constant purchasing power as of December 31, 2003)
Interest expense	Ps.	7	Ps.	13	Ps.	(6)	• Lower weighted-average interest rates
Interest income	(67)		(77)		10		• Lower weighted-average interest rates
Foreign Exchange Loss (Gain)	4		5		(1)		• 8% peso devaluation against the U.S. dollar in 2003
Monetary Position Loss (Gain)	61		87		(26)		• Lower inflation and lower weighted-average net monetary asset position
Total	Ps.	5	Ps.	28	Ps.	(23)

Income Taxes and Employees’ Statutory Profit Sharing

The provision for income taxes and employees’ statutory profit sharing decreased 31.9% to Ps.65 million in 2003 compared to Ps.96 million in 2002 due to changes to the statutory income tax rate, which will be reduced gradually from 35% to 32% beginning in 2003 (34%) and continuing through 2005 (32%).  To a lesser extent, the decrease also resulted from lower pre-tax income.

Our effective tax rate (income tax and employees’ statutory profit sharing) for 2003 was 16.4% as compared to 19.2% in 2002.

Net Income

Our net income decreased 17.4% to Ps.312 million in 2003 compared to Ps.378 million in 2002, and our net margin declined to 6.0% in 2003 from 7.6% in 2002.

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Net Sales

Our net sales decreased by 3.7% to Ps.4,952 million in 2002 compared with Ps.5,143 million in 2001.  The decrease in net sales resulted from lower sales volume.  Sales volume decreased 3.5% in 2002 to 1,386,000 tons from 1,436,000 tons in 2001 due to a combination of factors, including:

•                  a 3.1% decrease in trade sales volume (which represented 85.1% of total sales volume in 2002) resulting from our efforts to limit our customers to those with low-risk credit profiles.  We are continuing to focus on increasing sales to these customers and are providing such customers with incentives to increase the percentage of corn flour used in their raw-material mix; and

•                  a 5.8% decrease in 2002 in sales volume of one-kilogram consumer retail packages of corn flour (which represented 14.9% of total sales volume in 2002) reflecting lower sales to DICONSA caused by DICONSA’s restructuring of operations, which resulted in an increase in the prices of goods DICONSA sells to the public and a reduction in DICONSA branches and regional coverage.

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

In peso terms, our cost of sales decreased 3.0%, commensurate with the 3.5% decline in sales volume, to Ps.3,485 million in 2002 from Ps.3,595 million in 2001.

Gross Profit

Our gross profit decreased 5.3% in 2002 to Ps.1,467 million compared to Ps.1,549 million in 2001.  Our gross profit margin decreased to 29.6% in 2002 compared to 30.1% in 2001.

Selling, General and AdministrativeExpenses

Selling, general and administrative expenses, or SG&A expenses, as a percentage of net sales increased to 19.0% in 2002 from 18.8% in 2001 due to lower sales volume.  In absolute terms, SG&A expenses decreased 3.0% to Ps.939 million in 2002 from Ps.968 million in 2001 due to the consolidation of administrative positions at our plants and lower freight expenses as a result of decreased sales to DICONSA.

Operating Income

Operating income decreased 9.1% to Ps.528 million in 2002 compared to Ps.580 million in 2001.  Our operating margin declined to 10.7% in 2002 compared to 11.3% in 2001.

Comprehensive Financing Cost (Income), Net

Net comprehensive financing cost increased 217.6% to Ps.28 million in 2002 compared to income of Ps.24 million in 2001.  The components of comprehensive financing cost (income), together with an explanation of the significant changes, are detailed in the following chart:

Items	2002		2001		Change		Comments
	(in millions of pesos of constant purchasing power as of December 31, 2003)
Interest expense	Ps.	13	Ps.	24	Ps.	(11)	• Lower weighted-average interest rates and lower weighted-average levels of outstanding debt
Interest income	(77)		(109)		32		• Lower weighted-average interest rates and lower weighted-average outstanding cash balances primarily during the first half of 2002
Foreign Exchange Loss (Gain)	5		1		4		• 14% peso devaluation against the U.S. dollar in 2002
Monetary Position Loss (Gain)	87		60		27		• Higher weighted-average net monetary asset position and higher inflation
Total	Ps.	28	Ps.	(24)	Ps.	52

Income Taxes and Employees’ Statutory Profit Sharing

The provision for income taxes and employees’ statutory profit sharing decreased 48.8% to Ps.96 million in 2002 compared to Ps.187 million in 2001 due to changes to the statutory income tax rate, which will be reduced gradually from 35% to 32% beginning in 2003 (34%) and continuing through 2005 (32%).  To a lesser extent, the decrease also resulted from lower pre-tax income.

See Note 11 to the consolidated financial statements for more information regarding this change.  Our effective tax rate for 2002 was 15% as compared to 29% in 2001.

Net Income

Our net income decreased 2.6% to Ps.378 million in 2002 compared to Ps.388 million in 2001.  However, our net margin improved to 7.6% in 2002 from 7.5% in 2001.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

At December 31, 2003, material contractual obligations and commercial commitments were as follows:

Contractual Obligations and Commercial Commitments	Less than 1 Year	From 1 to 3 Years	Over 3 Years	Total
		(in millions of U.S. dollars)
Operating lease obligations	.640	.418	0	1.058
Total	.640	.418	0	1.058

OFF-BALANCE SHEET ARRANGEMENTS

From time to time, we enter into swap and commodity futures contracts to hedge a portion of our key production requirements such as gas and corn, in order to reduce the risk of price fluctuations.  These contracts have been short-term and did not exceed the maximum production requirements for a one-year period.  The gain or loss on these contracts was not significant.  As of December 31, 2003 our outstanding contracts for natural gas had a nominal value of U.S.$738,000.  We currently have no off-balance sheet arrangements outstanding although we may enter into such arrangements in the future.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resource requirements in recent years reflect capital expenditures used for upgrades of our equipment, working capital requirements and the payment of dividends.  Although no assurances can be given as to future levels of capital expenditures, to date we have spent U.S.$0.6 on investments in fixed assets in 2004, and currently project total investments in fixed assets during 2004 of approximately U.S.$7.6 million, which will be used primarily for upgrading production equipment, acquisition of transportation equipment and information technology upgrades.

We fund our liquidity and capital resource requirements through cash generated from operations.  Funds generated from operations were Ps.554.3 million in 2003, Ps.648.3 million in 2002 and Ps.659.7 million in 2001.  Our current general policy is to fund our inventory purchases with either cash or short-term borrowings through uncommitted lines of credit with various Mexican financial institutions, the terms and conditions of which we negotiate at the time of purchase.

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

On December 31, 2003, we had cash and cash equivalents of Ps.188 million (U.S. $16.7 million), none of which was denominated in U.S. dollars.  See Note 12 to the consolidated financial statements for a discussion of foreign currency balances.

Our sources of liquidity are similarly affected by transactions that we enter into in the ordinary course of business with GRUMA and other affiliates, including agreements pertaining to the sharing of intellectual property, and providing technical and advisory support services.  When we have excess cash, we provide loans to GRUMA, which owed us Ps.801 million as of June 18, 2004.  For more information regarding these transactions, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

As of December 31, 2003, we had no outstanding debt.

We and our subsidiaries had net working capital, defined as current assets (excluding cash and cash equivalents) minus current liabilities, of Ps.2,558 million and Ps.2,266 million as of December 31, 2003 and 2002, respectively.

RESULTS UNDER U.S. GAAP

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.  See Note 15 to our audited consolidated financial statements for information relating to the nature and effect of such differences.  Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis.  We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, because these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and United States accounting purposes.

Net income under U.S. GAAP amounted to Ps.292.7 million in 2003, Ps.369.1 million in 2002, and Ps.355.2 million in 2001, compared with net income under Mexican GAAP of Ps.312.0 million in 2003, Ps.377.5 million in 2002 and Ps.387.6 million in 2001.

Stockholders’ equity under U.S. GAAP amounted to Ps.5,617.9 million in 2003 and Ps.5,588.1 million in 2002, compared with stockholders’ equity under Mexican GAAP of Ps.5,802.5 million in 2003 and Ps.5,763.6 million in 2002.

See Note 15 to the consolidated financial statements for a discussion of the adjustments under U.S. GAAP.

NEW ACCOUNTING STANDARDS

New Accounting Pronouncements under Mexican GAAP

In December 2002, the Mexican Institute of Public Accountants (“MIPA”) issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and their Disposal” (“Bulletin C-15”), which is effective as of January 1, 2004. Bulletin C-15 establishes guidance for the identification of certain events that represent evidence of a potential impairment in long-lived assets, tangible and intangible. Additionally, it provides guidance for the estimation and recognition of losses for impairment and their reversal and establishes the requirements of presentation and disclosure of impairment losses and discontinued operations. Our management believes that the adoption of Bulletin C-15 will not have a significant impact on our results of operations or financial condition.

In April 2003, the MIPA issued Bulletin C-12, “Financial Instruments with Characteristics of Liabilities, Equity or Both” (“Bulletin C-12”), which is effective as of January 1, 2004. Bulletin C-12 establishes standards to classify and measure certain financial instruments with characteristics of both, liabilities and equity, as well as the disclosure requirements. Our management believes that the adoption of Bulletin C-12 will not have a significant impact on our results of operations or financial condition.

In April 2004, the MIPA issued Bulletin C-10, “Derivative financial instruments and hedge operations”, which is effective on January 1, 2005, but early adoption is encouraged. Bulletin C-10 establishes, among other things, the characteristics of derivative financial instruments, the definition and classification of accounting models for hedge operations, the conditions to consider a financial instrument as having hedging purposes, and the recognition, valuation and disclosure guidelines for derivative financial instruments. Our management is currently evaluating the effective date for the adoption of this standard and its effect on our results of operation and financial position.

In May 2004, the MIPA issued Bulletin B-7, “Business Acquisitions” (“Bulletin B-7”) which provides guidance for accounting of business acquisitions and investments in associated entities. Bulletin B-7 requires that all business acquisitions and investments in associates be accounted for by the purchase method of accounting, and supplements the accounting for the recognition of intangible assets as a part of a business acquisition. Upon adoption of Bulletin B-7, goodwill ceases to be amortized, and is rather tested for impairment at least annually. Bulletin B-7 also provides guidance for the acquisition of a minority interest, and for asset transfers and business acquisitions among entities under common control. Bulletin B-7 is effective for periods beginning on January 1,

2005 with early adoption encouraged. Our management is currently evaluating the effects that this Bulletin will have on our financial position and results of operations.

Recently Issued U.S. Accounting Standards

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement (i) clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, (ii) clarifies when a derivative contains a financing component, (iii) amends the definition of an underlying to conform it to the language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and (iv) amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated results of operations or financial condition.

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”.  The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”).  This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is sufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.  In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.  It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.  FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

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

The board of directors, which was elected at the Ordinary General Shareholders’ Meeting held on April 30, 2004, currently consists of 12 directors, each one having its corresponding alternate director.  The following table sets forth the current members of our board of directors, their ages, their years of service, their principal occupations and directorships, the terms of expiration of their positions as directors, their directorship classifications as defined in the Code of Best Corporate Practices promulgated by a committee formed by the Mexican Entrepreneur Coordinating Board (Consejo Coordinador Empresarial), and their alternates.

Roberto González Barrera	Age:	73
	Years as Director:	23
	Principal occupation and previous business experience:	Chief Executive Officer and Chairman of the Board of GIMSA and GRUMA Chairman of the Board of Directors of Grupo Financiero Banorte, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Shareholder, related
	Alternate:	Juan A. Quiroga García

Alejandro Álvarez Guerrero	Age:	78
	Years as Director:	14
	Principal occupation and previous business experience:	Member of the Board of Cablemás, S.A. de C.V. Member of the Board of Korn Ferry International
	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Javier A. Álvarez Figueroa

Rodolfo F. Barrera Villarreal	Age:	76
	Years as Director:	15
	Principal occupation and previous business experience:

Chairman of the Board of Grupo Quimmco  Member of the Consulting Board of Grupo Financiero BBVA Bancomer, S.A. de C.V.  Vice President of the Board of Directors of Grupo Financiero Banorte, S.A. de C.V. and Banco Mercantil del Norte, S.A. and First Vice President of the Executive Committee of Grupo Financiero Banorte, S.A. de C.V.

	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Jésus L. Barrera Lozano

José de la Peña y Angelini	Age:	55
	Years as Director:	1
	Principal occupation and previous business experience:

President of GRUMA’s Latin American Operations, Executive Vice President of Sales and Marketing of GRUMA, top management positions at Colgate-Palmolive, senior positions at Chrysler de México, President of the México office of FBC Worldwide

	Term Expires:	2004
	Directorship Type:	Related
	Alternate:	Gerardo S. Vargas Ateca

Ernesto Enríquez Uso	Age:	72
	Years as Director:	3
	Principal occupation and previous business experience:	Member of the Board of Molinos Azteca de Chalco, S.A. de C.V. Chairman of the Board of Directors of Grupo Enríquez, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Alejandro Enríquez Larrondo

Roberto González Moreno	Age:	52
	Years as Director:	19
	Principal occupation and previous business experience:

President and Chairman of the Board of Directors of Corporación Noble, S.A. de C.V., and Noble Marketing International, Inc. Member of the Board of Banco Mercantil del Norte, S.A., several management positions within GRUMA including Chief Operating Officer of GIMSA and Director of GRUMA’s former Fast Food Division, President of RGM Inc., Exportaciones El Parián, S.A.

	Term Expires:	2004
	Directorship Type:	Related
	Alternate:	Raúl Cavazos Morales

Juan B. Guichard Michel	Age:	50
	Years as Director:	2
	Principal occupation and previous business experience:

Chairman of the Board of Directors and CEO of Invex, Grupo Financiero, S.A. de C.V., several positions within Grupo Internacional de Empresarios, S.A. de C.V., InverMéxico, S.A. de C.V. and Banco Nacional de México among others.

	Term Expires:	2004
	Directorship Type:	Shareholder, independent
	Alternate:	Juan David Michel

Eduardo Livas Cantú	Age:	61
	Years as Director:	18
	Principal occupation and previous business experience:

Consultant on financial and strategic issues and mergers and acquisitions Member of the Board of Directors of GRUMA, Chairman and member of GRUMA’s Audit Committee, Member of the Board of Directors of Grupo Financiero Banorte, S.A. de C.V., Member of the Board of Directors of Banorte, S.A. de C.V. and Bancentro, S.A. de C.V., Chairman and Member of the Risk Policy Committee of Grupo Financiero Banorte, S.A. de C.V., Member of the Audit Committee of Grupo Financiero Banorte, S.A. de C.V., several positions within GRUMA including Chief Financial Officer, President of Gruma Corporation, Chief Executive Officer of GRUMA and GIMSA

	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Alfredo Livas Cantú

Carlos Hank González	Age:	32
	Years as Director:	1
	Principal occupation and previous business experience:	CEO of Grupo Financiero Interacciones, S.A. de C.V., several top management positions within Grupo Financiero Interacciones, S.A. de C.V. and Grupo Financiero Banorte, S.A. de C.V.
	Term Expires:	2004
	Directorship Type:	Related
	Alternate:	Eduardo Sastré de la Riva

Román Martínez Méndez	Age:	66
	Years as Director:	2
	Principal occupation and previous business experience:

President of Internal Auditing of Grupo Financiero Banorte, S.A. de C.V., Member of the Board of Directors of GRUMA, Member of GRUMA’s Audit Committee, Several management positions within GRUMA, including Chief Internal Auditing Officer and Vice-President of Controllership and Auditing

	Term Expires:	2004
	Directorship Type:	Related
	Alternate:	Homero Huerta Moreno

Héctor Rangel Domene	Age:	56
	Years as Director:	7
	Principal occupation and previous business experience:

Alternate member of the Board of Directors of Grupo Financiero BBVA-Bancomer, S.A. de C.V.  Alternate Chief Executive Officer and member of the Board of Directors of Bancomer, S.A. de C.V.  Chairman of Consejo Coordinador Empresarial (Mexican Entrepreneur Coordinating Board)

	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Jaime Alatorre Córdoba

Javier Vélez Bautista	Age:	47
	Years as Director:	4
	Principal occupation and previous business experience:

Managing Director of Value Link Strategic Management, Member of the Board of Directors of GRUMA and Financial Expert of the Audit Committee of GRUMA, alternate director of Grupo Financiero Banorte, S.A. de C.V. and Banco Mercantil del Norte, S.A., Member of the Risk Management Committee of Grupo Financiero Banorte, S.A. de C.V., several management positions within GRUMA including Director of Finance and Planning of Gruma Corporation, Chief Financial Officer and Chief of Staff of GRUMA

	Term Expires:	2004
	Directorship Type:	Independent
	Alternate:	Sergio García Boulle

Mr. Roberto González Moreno, a member of our board of directors, is the son of Mr. Roberto González Barrera, the Chairman of our board of directors.  In addition, Carlos Hank González, a member of our board of directors, is the grandson of Mr. Roberto González Barrera.

The board of directors has regularly scheduled quarterly meetings. The directors were elected for a one-year term by our shareholders at the Annual Meeting held in April 2004.

Secretary

The secretary of the board of directors is Mr. Salvador Vargas Guajardo, our General Counsel, and his alternate is Mr. Guillermo Elizondo Ríos.  Mr. Vargas Guajardo is not a member of the board of directors.

Statutory Auditor

Under Mexican law, a statutory auditor must be elected by our shareholders at the annual ordinary general shareholders meeting for a term of one year.  At the subsequent annual ordinary general shareholders meeting, the statutory auditor is required to review our affairs and report as to the accuracy of the financial information as presented to shareholders by the board of directors.  The statutory auditor is also authorized (i) to call ordinary general shareholders meetings, extraordinary general shareholders meetings and board of directors meetings; (ii) to place items on the agenda for general shareholders meetings and meetings of the board of directors; and (iii) to attend general shareholders meetings, meetings of the board of directors, meetings of the audit committee, and any other meetings of intermediate committees to which the board of directors delegates any activities (without the right to vote). At the Ordinary General Shareholders’ Meeting held on April 30, 2004, Hugo Lara Silva was elected to serve as our statutory auditor and Carlos Arreola Enríquez was elected as alternate statutory auditor.

Mr. Hugo Lara Silva is 64 years old.  He is a retired co-director of and partner in PricewaterhouseCoopers and was a member of the board of directors, the international executive audit committee and the general partner counsel of that firm.  Mr. Hugo Lara Silva has experience with a wide variety of businesses in the public and private sectors and has been the statutory auditor for companies such as Grupo Modelo, S.A. de C.V., Ciba-Geigy Mexicana, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Financiero Bancomer, S.A. de C.V., Grupo Mexicano Somex, S.N.C. and Aseguradora Cuauhtémoc, S.A., among others.

Audit Committee

In accordance with amendments to the Mexican Securities Law promulgated on April 30, 2001, an audit committee was appointed at the Ordinary General Shareholders’ Meeting held on April 30, 2004.  Members of the audit committee were selected from members of the board of directors.  The current audit committee is comprised of three members, two of whom are independent directors within the meaning of the Mexican Securities Law.  Set forth below are the names of our audit committee members, their positions within the committee, and their directorship type:

Eduardo Livas Cantú	Position:	Chairman of the Audit Committee
	Directorship Type:	Independent

Javier Vélez Bautista	Position:	Financial Expert of the Audit Committee
	Directorship Type:	Independent

Román Martínez Méndez	Position:	Member of the Audit Committee
	Directorship Type:	Related

For further information regarding our audit committee, see “Item 10. Additional Information—Directors.”

Senior Management

Set forth below are the names of our executive officers, their ages, years of service and current positions as our Executive Officers:

Roberto González Barrera	Age:	73
	Years as Executive Officer:	23
	Current Position:	Chief Executive Officer
	Other Positions:	Chief Executive Officer of GRUMA and Chairman of the board of directors of GIMSA and GRUMA. Chairman of the board of directors of Grupo Financiero Banorte, S.A. de C.V.

Juan Antonio Quiroga García	Age:	54
	Years as Executive Officer:	6
	Current Position:	Senior Corporate Controller
	Other Positions:	Chief Corporate Officer of GRUMA.
	Previous Business Experience:	Vice President of Administration of Gruma Corporation. Chief Administrative and Internal Auditing Officer of GRUMA.

Salvador Vargas Guajardo	Age:	51
	Years as Executive Officer:	8
	Current Position:	General Counsel
	Other Positions:	General Counsel of GRUMA
	Previous Business Experience:	Positions at Grupo Alfa, Protexa and Proeza. Senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

Roberto González Alcalá	Age:	40
	Years as Executive Officer:	2
	Current Position:	Chief Operating Officer. Mr. González is also President of GRUMA’s Mexican Operations.
	Previous Business Experience:

Several positions within GRUMA’s Central American Operations, including Chief Operating Officer, President of the tortilla division and President of the corn flour division.  He also worked in the marketing, sales and manufacturing areas.

Joaquín Rubio Lamas	Age:	43
	Years as Executive Officer:	4
	Current Position:	Senior Vice President of Manufacturing and Procurement
	Previous Business Experience:

Director of supply chain management in GRUMA, Chief Operating Officer of GIMSA.  Several executive positions within the Company including Chief Executive Officer of Electra Foods Machinery, Chief Executive Officer of Azteca Milling.

Rafael Angel Gárate Muñoz	Age:	47
	Years as Executive Officer:	Since January 2004
	Current Position:	Senior Vice President of Commercial Operations

	Previous Business Experience:	Chief Operating Officer of Molinera de México (a GRUMA subsidiary and our affiliate), SECOFI, CONASUPO and Agroinsa.

Ramiro Martínez Guerra	Age:	60
	Years as Executive Officer:	15
	Current Position:	Vice President, Administration
	Previous Business Experience:	Administration Manager of GIMSA. He has been working in the administration at GIMSA for more than 30 years.

Guillermo Nicolás Cubas Cordero	Age:	49
	Years as Executive Officer:	2
	Current Position:	Vice President, Marketing
	Previous Business Experience:

Human Development at GRUMA corporate services, marketing at GRUMA’s Central American operations, training at PRODISA (GRUMA’s packaged tortilla operations in México), marketing at Industria Lactea Los Pinos.

Guillermo Arteaga MacKinney	Age:	42
	Years as Executive Officer:	5
	Current Position:	Vice President, New Product Development
	Previous Business Experience:	Vice President, Quality Assurance. Technology Operations Manager of GIMSA. Banco de México and the University of British Columbia.

Luis Lauro Garza Villezca	Age:	58
	Years as Executive Officer:	11
	Current Position:	Vice President, Human Resources
	Previous Business Experience:	Labor Relations Manager and Human Resources employee at GIMSA, Grupo Alfa and Coca-Cola.

Mr. Roberto González Alcalá, our Chief Operating Officer, is the son of Mr. Roberto González Barrera, the Chairman of our board of directors and CEO.

Compensation of Directors and Senior Management

The aggregate amount of compensation paid by our company during the year ended December 31, 2003 to the executive officers mentioned above was Ps.33.9 million, in nominal terms, and to the directors, Ps.471,250 in nominal terms.  The contingent or deferred compensation reserved as of December 2003 is Ps.5.6 million, in nominal terms.  Members of our board of directors are paid a fee of Ps.14,500 for each meeting attended as a member.  José de la Peña y Angelini, a member of our board of directors, is also an employee of GRUMA.  Under his service contract with GRUMA, if he is terminated without cause before September 1, 2005, he is entitled to receive as severance, an amount not lower than 50% of his base annual salary, including his Christmas bonus.  No other members of our board of directors have service contracts providing for benefits upon termination of employment.

Eligible employees may participate in our Executive Bonus Plan that is based on an individual’s performance and results of our operations.  This program applies to officers, vice presidents and managers.  Variable compensation can range from 15% to 32% of annual base salary, depending on the employee’s position.

In the past we also offered an executive stock purchase plan, which we decided to terminate in 2002.

Share Ownership

The following directors own shares of GIMSA, with each individual’s ownership representing no more than 1% of our capital stock:  Mr. Roberto González Barrera, Mr. Rodolfo F. Barrera Villarreal, Mr. Román Martínez Méndez, and  Mr. Juan Antonio Quiroga García.  In addition, Mr. Juan B. Guichard Michel owns directly and indirectly 54,527,700 shares of GIMSA representing approximately 5.94% of our capital stock and Mr. Juan David Michel owns directly and indirectly 37,532,900 shares of GIMSA representing approximately 4.09% of our capital stock.

EMPLOYEES

On December 31, 2003, we had 2,875 employees, of whom 1,098 were members of labor unions. Workers at each of our 18 plants are covered by a separate labor contract, although most of the plants belong to the major workers’ confederations such as Confederación Revolucionaria de Obreros Mexicanos (CROM), Confederación Revolucionaria de Obreros y Campesinos (CROC) and Confederación de Trabajadores Mexicanos (CTM).  Most salary revisions take place annually, usually in January or February.  We believe that our relations with our employees are good.  Of our total employees as of December 31, 2003, approximately 62% were white-collar and 38% were blue-collar.  Total employees for 2002 and 2001 were 2,949 and 3,023, respectively.

Item 7.                       Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

As of April 30, 2004, there were 504,150,300 Class A Common Shares, or A Shares, and 414,254,700 Class B Common Shares, or B Shares, issued and outstanding.  As of April 30, 2004, 890,133,360 of these shares were held in Mexico by 433 record holders.  The remaining 28,271,640 shares were held in the United States by 29 record holders.  See “Item 9.  The Offer and Listing” for fuller discussion of our capital stock.

The table below sets forth information concerning the percentage of each class of our capital stock owned by any person known to us to be the owner of more than 5% of any class of our voting securities, our directors and officers as a group and our other shareholders as of April 30, 2004.  The company’s major shareholders do not have different voting rights with respect to the shares they own.

	Shares Owned
Owner	A Shares	B Shares	Aggregate	Voting Power
GRUMA(1)	504,150,300	259,811,930	763,962,230	83.18%
Juan B. Guichard Michel	None	54,527,700	54,527,700	5.94%
Directors and officers as a group	None	38,855,200	38,855,200	4.23%
Other shareholders	None	61,059,870	61,059,870	6.65%

(1)                Roberto González Barrera is the controlling shareholder of GRUMA.  Through his ownership in GRUMA, Mr. González Barrera indirectly controls 83.18% of our outstanding capital stock.  Consequently, Mr. González Barrera has the power to elect the majority of our directors and to control the timing and amount of the payment of any dividends.  Mr. González Barrera is Chairman of our board of directors.

On December 31, 2003, 890,133,360 shares were held in Mexico.  The remaining 28,271,640 shares were held in the United States by 29 record holders.  Because certain of the B Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

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

RELATED PARTY TRANSACTIONS

In the ordinary course of business, we and certain of our subsidiaries enter into agreements with GRUMA and other affiliates, including agreements pertaining to the sharing of intellectual property, and providing technical and advisory support services.  We believe that our transactions with related parties are generally conducted on terms no less favorable to the Company that could be obtained from unrelated third parties.  The following is a summary of the principal agreements between these parties.

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

When we have excess cash, we make loans to GRUMA.   At their peak on June 1, 2004, these loans reached the amount of Ps.1,097 million in nominal terms.  The weighted average interest rate for 2004 has been 7.5%.

The foregoing transactions were made in the ordinary course of business since GRUMA operates as the central treasury for its subsidiaries.

Item 8.                       Financial Information.

See “Item 18.  Financial Statements” and pages F-1 through F-37.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. We do not expect that such proceedings, individually or in the aggregate, will have a material adverse effect on our results of operations or financial condition

Water Discharges Assessments

Certain subsidiaries have been notified by the Comisión Nacional del Agua (“Water National Commission” or “CNA”) of assessments due to CNA from different years amounting to Ps 24.9 million plus related penalties and surcharges of approximately Ps.172.2 million. These assessments mainly derive from CNA charges of sewage water being discharged underground through the sprinkler systems on the grounds of those subsidiaries. The subsidiaries have asserted the legal defense allowed by law in order to annul these assessments. The Company has received a favorable judicial resolution for one of these assessments amounting to Ps 6.5 million plus its related penalties and surcharges of Ps.32.7 million.  According to the Company’s lawyers, a reasonable basis exists in order to obtain a favorable resolution of the rest of the claimed assessments, because, among other things, the water was previously treated, it was not discharged on public property of the Nation and does not contaminate aquiferous layers or the underground soil.  See Note 9 to our consolidated financial statements.

DIVIDEND POLICY

For a discussion of our dividend policy, see “Item 3. Key Information—Dividends.”

SIGNIFICANT CHANGES

Except as disclosed herein, no significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9.                       The Offer And Listing.

Our B Shares are listed on the Mexican Stock Exchange, and ADSs, each representing 15 B Shares, are listed on the New York Stock Exchange.  As of December 31, 2003, approximately 5.7% of the publicly traded B Shares were held in the form of ADSs.  The ADSs are evidenced by ADRs issued by Citibank, N.A., as Depositary under a Deposit Agreement, dated as of May 17, 1994 between us, Citibank, N.A., and all registered holders from time to time of the ADRs evidencing the ADSs.  As of December 31, 2003, there were outstanding 414,254,700 B Shares (of which 23,686,680 shares, represented by 1,579,112 ADSs, were held by 29 record holders in the United States).  Because certain of the B Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

PRICE HISTORY

The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(1)
	High	Low	High	Low
	(Ps. per share(2))		(U.S.$per ADS)
Annual Price History
1999	9.42	4.02	14.56	6.31
2000	6.16	1.85	9.63	2.88
2001	3.05	1.50	5.21	2.55
2002	4.83	3.09	8.05	4.81
2003	4.80	3.30	6.49	4.50
Quarterly Price History
2002
1st Quarter	4.46	3.09	7.35	4.85
2nd Quarter	4.83	3.85	8.05	5.55
3rd Quarter	4.20	3.65	6.35	5.60
4th Quarter	4.00	3.44	5.95	4.81
2003
1st Quarter	3.60	3.30	4.95	4.50
2nd Quarter	4.00	3.40	5.65	4.80
3rd Quarter	4.50	4.00	6.40	5.50
4th Quarter	4.80	4.26	6.49	5.65
2004
1st Quarter	5.50	4.90	7.59	6.42
2nd Quarter(3)	5.50	5.00	7.25	6.38
Monthly Price History
December 2003	4.80	4.63	6.49	5.80
January 2004	5.50	4.90	7.59	6.42
February 2004	5.50	5.30	7.45	7.05
March 2004	5.40	5.21	7.25	7.02
April 2004	5.40	5.40	7.25	7.10
May 2004	5.35	5.00	7.12	6.38
June 2004(3)	5.50	5.20	6.94	6.59

(1)                Price per ADS in U.S.$; one ADS represents 15 B Shares.

(2)                Pesos per share reflect nominal price at trade date.

(3)                Through June 18 , 2004.

On June 18, 2004, the reported last sale price of the B Shares on the Mexican Stock Exchange was Ps.5.50 per B Share and the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$6.84 per ADS.

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

As of June 1, 2001, the Mexican Securities Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards.  The Mexican Securities Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws antitakeover defenses such as shareholder rights plans, or poison pills.  We amended our bylaws to include certain of these protections at our Extraordinary Shareholders’ Meeting held on December 2, 2003.  See “Additional Information—Bylaws—Antitakeover Protections.”

Item 10.                Additional Information.

BYLAWS

Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our Extraordinary Shareholders’ Meeting held on December 2, 2003 to comply with recent changes to Mexican Securities regulations, and (2) Mexican law.  This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this registration statement.

Organization and Register

We are a sociedad anónima de capital variable (a corporation) organized in Mexico under the Ley General de Sociedades Mercantiles, or the Mexican Companies Law.  We were incorporated on March 12, 1981 and have a corporate life of 99 years, starting April 2, 1981.  We were registered in the Public Registry of Property and Commerce of Monterrey on April 3, 1981 under mercantile number 365, folio 169, volume 243, book 3.  Our corporate purpose, as fully described in Article 2 of our bylaws, is to act as a holding company.  As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company.  These powers include, but are not limited to, the ability to (1) acquire, sell, import, export, and manufacture all types of goods and products, (2) issue securities and take all actions with respect to securities of any kind, (3) create, organize and manage all types of companies, (4) act as an agent or representative, (5) acquire, sell and maintain real property, (6) perform or receive professional, technical or consulting services, (7) establish branches, agencies or representative offices, (8) acquire, license or use intellectual property, (9) grant and receive loans, (10) subscribe, issue and negotiate all types of credit instruments, and (11) perform any acts necessary to accomplish the foregoing.

Directors

Our bylaws provide that our management shall be vested in the board of directors.  Each director is elected by a simple majority of the shares and there are no provisions for cumulative voting.  Under Mexican law and our bylaws, any holder or group of holders of shares representing 10% or more of our capital stock may elect one director and its corresponding alternate.  The board of directors shall be comprised of a minimum of five and a maximum of twenty directors, as determined by the shareholders at the annual ordinary general shareholders’ meeting.  Under Mexican law, at least 25% of the members of the board of directors must be independent as determined under Mexican law.  Currently, our board of directors consists of 12 members.

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

Our bylaws provide that the board of directors is required to approve: (i) related party transactions other than those occurring in the ordinary course of business; (ii) purchases of 10% or more of our corporate assets; (iii) guarantees for more than 30% of our corporate assets; (iv) any of the aforementioned transactions when they are to be carried out by any of our subsidiaries; and (v) any other transaction, different from the aforementioned, the value of which represents more than 1% of our corporate assets.  This approval is non-delegable.

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

Under our bylaws and in accordance with applicable law, we are required to have an audit committee comprised of directors, of which at least the majority of whom must be independent directors, including the Chairman.  Members are appointed at the annual ordinary general shareholders’ meeting, hold office for one year and will continue their duties until their successors take their positions.  Members shall receive such compensation set at the ordinary general shareholders’ meeting.  The audit committee is empowered to: (i) prepare an annual report of its activities and render it to the board of directors; (ii) issue opinions with respect to related party transactions that the Company intends to carry out outside of its ordinary course of business; as well as to issue opinions with respect to (a) related party transactions that the subsidiaries of the Company intend to carry out that are outside their ordinary course of business or (b) transactions that may imply a commitment of its assets under the terms of section IV, paragraph (d) of Article 14-Bis-3 of the Mexican Securities Law; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the board of directors candidates for the external auditor position and the conditions pursuant to which they will be hired; (v) revise our financial information and arrange the issuance process for the same; (vi) contribute to the definition of the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; (vii) verify that we have the necessary mechanisms to ensure that we are in compliance with applicable laws and inform the board of directors in this respect; and (viii) perform other functions as set forth or deriving from applicable legal provisions to which the Company may be subject.  Our statutory auditors will be called to all meetings held by the audit committee.

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

General shareholders’ meetings may be ordinary meetings or extraordinary meetings.  Extraordinary general shareholders’ meetings are called to consider matters specified in Article 182 of the Mexican Companies Law, including, principally, changes in the authorized fixed share capital and other amendments to the bylaws, the issuance of preferred stock, liquidation, mergers and spin-offs, changes in the rights of security holders and transformation from one corporate form to another.  All other matters may be considered at ordinary general shareholders’ meetings.  Ordinary general shareholders’ meetings must be called to consider and approve matters specified in Article 181 of the Mexican Companies Law, including, principally, the appointment of the members of the board of directors and the statutory auditor, the compensation paid to the directors and statutory auditor, the distribution of our profits for the previous year, and the annual reports presented by the board of directors and the statutory auditor.

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

Notice of shareholders’ meetings must be published in the Official Gazette of the State of Nuevo Leon or in a newspaper of general circulation in Monterrey at least 15 days prior to the meeting.  Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares are represented.  Shareholders’ meetings must be held in Monterrey, Mexico.

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

Dividend Rights and Distribution

Within the first four months of each year, the board of directors must submit our company’s financial statements for the preceding fiscal year to the shareholders for their approval at the ordinary general shareholders’ meeting.  They are required by law to allocate five percent of any new profits to a legal reserve which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before adjusting for inflation).  Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares.  The remaining balance of new profits, if any, is available for distribution as dividends.  Cash dividends on the shares held through Indeval will be distributed by us through Indeval.  Cash dividends on the shares evidenced by physical certificates will be paid when the relevant dividend coupon registered in the name of its holder is delivered to us.  No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed.  See “Item 3. Key Information—Dividends.”

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

Changes in Capital Stock

Our bylaws currently permit our capital stock to consist of a fixed and a variable portion.  The fixed portion of our capital stock is divided into Class A and Class B shares and has no par value.  The fixed portion of our capital stock cannot be redeemed.  The variable portion of our capital stock has no par value.  The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at an ordinary general shareholders’ meeting. The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general shareholders’ meeting and an amendment to our bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general shareholders’ meeting.  Currently, our outstanding capital stock consists only of fixed capital.

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

Preemptive Rights

Except in certain limited circumstances, in the event of a capital increase through the issuance of shares for payment in cash or in kind, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series.  Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders at the corresponding shareholders’ meeting.  Under Mexican law and our bylaws, the exercise period may not be less than 15 days following the publication of notice of the capital increase in the Official Gazette of the State of Nuevo Leon or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented; otherwise such rights will lapse.

Shareholders will not have preemptive rights to subscribe for common stock issued in connection with mergers, upon the conversion of convertible debentures, in a public offering (if the majority of shareholders at a general extraordinary meeting approve the issuance of shares and waive their preemptive rights in accordance with the Mexican Securities Law and our bylaws) or in a resale of common stock held in our treasury as a result of repurchases on the Mexican Stock Exchange.

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

Redemption of our variable capital stock is made at the lower of (i) 95% of the weighted average share price as quoted on the Mexican Stock Exchange for the last 30 days in which our shares were traded, in a period not greater than six months, prior to the effective date of the redemption, or (ii) the book value per variable capital share, calculated from our balance sheet (as approved at an ordinary general shareholders’ meeting) for the fiscal year immediately prior to the fiscal year in which the redemption is to become effective.  If the number of days in which our shares have traded during the period referred to above is less than 30, then only the actual number of days in which our shares have traded during such period will be taken into account.  If shares have not been exchanged during such period, then the tender offer shall be made at a price equal to at least the book value of the shares.  Any such amount to be paid by us would become due on the day following the ordinary general shareholders’ meeting referred to in clause (ii) above.

Appraisal Rights

Under Mexican law, whenever the shareholders approve a change of corporate purpose, change of our nationality or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to tender its shares and receive the amount attributable to its shares, provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved.  Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock according to our most recent balance sheet approved by an ordinary general shareholders’ meeting.  The reimbursement may have certain tax consequences.

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

Repurchase in the Event of Delisting

If the registration of our common shares in the Securities Section of the Registro Nacional de Valores (National Registry of Securities, or RNV) is canceled, whether at our request or by the CNBV, under our bylaws and CNBV regulations the shareholders holding the majority of our common shares or who are otherwise able to impose, by any means, decisions at the general shareholders’ meetings or able to appoint the majority of the directors of our board of directors, shall be obligated to make a tender offer to purchase all of our shares prior to the cancellation.  Such tender offer shall be made at a minimum in price equal to the higher of: (i) the closing sale price of such shares on the Mexican Stock Exchange, under the terms of the following paragraph, and (ii) the book value of the shares according to the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange prior to the commencement of the offer.  As set forth in the last paragraph of this subsection below, the tendering shareholder(s) may request approval from the CNBV to use different criteria to determine the price of the shares, in which case, the most recent financial information of the Company shall be taken into account.

The quoted share price on the Mexican Stock Market referred to in the preceding paragraph shall be the weighted average share price as quoted on the Mexican Stock Exchange for the last 30 days in which our shares were traded, in a period not greater than six months, prior to the date of the offer.  If the number of days in which our shares have traded during the period referred to above is less than 30, then only the actual number of days in which our shares have traded during such period will be taken into account.  If shares have not been exchanged during such period, then the tender offer shall be made at a price equal to at least the book value of the shares.

If the tender offer refers to more than one series of stock, the weighted average price referred to in the preceding paragraph shall be calculated for each series of stock to be cancelled, and the price for the tender offer of all of the series shall be the greatest of such averages.

Within five business days of the commencement of the tender offer, the board of directors shall disclose its opinion in connection with the reasonableness of the price of such offer, taking into consideration (i) the interests of the minority shareholders in order to comply with the terms of the second paragraph of Article 16 of the Mexican Securities Law, and (ii) an opinion of the audit committee.  If the board of  directors’ and audit committee’s opinions are conflicting, then the audit committee’s opinion shall be disclosed.  If the board of directors has a potential conflict of interest, then the opinion of the board of directors shall be accompanied with an opinion issued by an independent expert selected by the audit committee in which special emphasis is to be made to protect the interests of the minority shareholders.

The holders of the majority of our common shares, or whoever is otherwise able to, by any means, (i) impose resolutions at the general shareholders’ meetings, or (ii) appoint the majority of the directors of our board of directors, shall be under no obligation to make the tender offer to purchase all of our shares prior to the cancellation of the registry if: (i) they have the consent of the holders of at least 95% of our outstanding common shares, by  a resolution at a shareholders’ meeting, and (ii) the aggregate amount offered for the securities in the market is less than 300,000 investment units (UDIs); provided, however that, in order to obtain the cancellation from the RNV, (x) the trust referred to in the following paragraph must be executed, and (y) notice of such cancellation and of the execution of the trust shall be made through the appropriate means established by the CNBV.

In the event the shareholders making the tender offer are not able to purchase 100% of our outstanding common shares, then prior to the cancellation of our common shares in the Securities Section of the RNV, they shall execute a trust, for a minimum term of six months, in order to provide sufficient monetary resources to purchase the remaining outstanding common shares at the same tender offer price.

The shareholders required to make the tender offer referred to above may request the approval from the CNBV to use different criteria to determine the price of the shares. The CNBV would be required to take into account our financial situation in considering whether to grant such approval.  In requesting such approval, the following must be submitted to the CNBV:  (i) a resolution of the board of directors approving such request, (ii) a favorable opinion of the audit committee addressing the reasons why it deems the use of a different price to be appropriate, and (iii) a report from an independent expert indicating that the price is consistent with the terms of Article 16 of the Mexican Securities Law.

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

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders.  We are also exempt from certain of the corporate governance requirements of the New York

Stock Exchange, including the requirements concerning audit committees and independent directors.  A summary of significant ways in which our corporate governance standards differ from the those followed by U.S. domestic companies under NYSE listing standards is available on our website at www.gimsa.com.

Antitakeover Protections

Our bylaws provide that, subject to certain exceptions as explained below, prior written approval from the board of directors shall be required for any person (as defined hereunder), or group of persons to acquire, directly or indirectly, any of our common shares or rights to our common shares, by any means or under any title whether in a single event or in a set of consecutive events, such that its total shares or rights to shares would represent 5% or more of our outstanding shares.

Prior approval from the board of directors must be obtained each time such ownership threshold (and multiples thereof) is intended to be exceeded, except for persons who, directly or indirectly, are competitors (as such term is defined below) of the Company or of any of its subsidiaries, who must obtain the prior approval of the board of directors for future acquisitions where a threshold of 2% (or multiples thereof) of our common shares is intended to be exceeded.

Pursuant to our bylaws, a “person” is defined as any natural person, corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association or any subsidiaries or affiliates of any of the former or, as determined by the board of directors, any group of persons who may be acting jointly, coordinated or as a whole; and a “competitor” is defined as any person engaged, directly or indirectly, in (i) the business of production and/or marketing of corn or wheat flour, and/or (ii) any other activity carried on by the Company or by any of its subsidiaries or affiliates.

Persons that acquire our common shares in violation of these requirements will not be considered the beneficial owners of such shares under our bylaws and will not be able to vote such shares or receive any dividends, distributions or other rights in respect of these shares.  In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the greater of (i) the market value of the shares such party acquired without obtaining the prior approval of the board of directors and (ii) the market value of shares representing 5% of our capital stock.

Board Notices, Meetings, Quorum Requirements and Approvals.  To obtain the prior approval of our board of directors, a potential acquiror must properly deliver a written application complying with the applicable requirements set forth in our bylaws.  Such application shall state, among other things:  (i) the number and class of our shares the person beneficially owns or to which such person has any right, either directly or through a related party, (ii) the number and class of shares the Person intends to acquire, either directly or through a related party, (iii) the number and class of shares with respect to which such Person intends to acquire any right, (iv) the percentage that the shares referred to in (i) represent of our total outstanding shares and of the class or series to which such shares belong, (v) the percentage that the shares referred to in (ii) and (iii) represent of our total outstanding shares and of the class or series to which such shares belong, (vi) the person’s identity, or in the case of an acquiror which is a corporation, trust or legal entity, its shareholders, partners or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vii) the reasons and purpose behind such acquisition, (viii) if such person is, directly or indirectly, a competitor of the Company or any of its subsidiaries or affiliates, and if such person has the authority to legally acquire the shares pursuant to our bylaws and Mexican law, (ix) its source of financing the intended acquisition, (x) if the Person is part of an economic group, formed by one or more of its related parties, which intends to acquire shares of our common stock or rights to such shares, (xi) if the person has obtained any financing from one of its related parties for the payment of the shares, (xii) the identity and nationality of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer, and (xiii) the person’s address for receiving notices.

Either the Chairman, the Secretary or the Alternate Secretary of our board of directors must call a meeting of the board of directors within 10 business days following the receipt of the written application.  The notices for the meeting of the board of directors shall be in writing and sent to each of the directors and their alternates at least 45 calendar days prior to the meeting.  Action by unanimous written consent is not permitted.

Any acquisition of common shares representing at least 2% or 5%, as the case may be, of our outstanding capital stock, must be approved by at least the majority of the members of our board of directors present at a meeting at which at least the majority of the members is present. Such acquisitions must be resolved by our board of directors within 60 calendar days following the receipt of the written application described above, unless the board of directors determines that it does not have sufficient information upon which to base its decision.  In such case, the board of directors shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination.  The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror.

Mandatory Tender Offers in the Case of Certain Acquisitions.  If our board of directors authorizes an acquisition of common shares which increases the acquirer’s ownership to 30% or more, but not more than 50%, of our capital stock, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of shares equal to the greater of (i) the percentage of common shares intended to be acquired or (ii) 10% of our outstanding capital stock, in accordance with the applicable Mexican securities regulations.

No approval of the board of directors will be required if the acquisition would increase the acquirer’s ownership to more than 50% of our capital stock or results in a change of control, in which case the acquiror must effect its acquisition by way of a tender offer for 100% minus one of our total outstanding capital stock, which tender shall be made pursuant to applicable Mexican laws.

The aforementioned tender offers must be made simultaneously in the Mexican and US stock markets. Furthermore, an opinion issued by the board of directors regarding any such tender offer must be made available to the public through the authorized means of communication within 10 days after commencement of the tender offer.  In the event of any tender offer, the shareholders shall have the right to hear more competitive offers.

Notices.  In addition to the aforementioned approvals, if a person increases its beneficial ownership by 1% in the case of competitors, or 2% in the case of non-competitors, written notice must be submitted to the board of directors within five days of reaching or exceeding such thresholds.

Exceptions.  The provisions of our bylaws summarized above will not apply to (a) transfers of shares by operation of the laws of succession; (b) acquisitions of shares by (i) any person who, directly or indirectly, has the authority or possibility of appointing the majority of the directors of our board of directors, (ii) any company, trusts or similar form of venture, vehicle, entity, corporation or economic or mercantile association, which may be under the control of the aforementioned person; (iii) the heirs of the aforementioned person, (iv) the aforementioned person when such person is repurchasing  the shares of any corporation, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association referred to in the item (ii) above; and (v) the Company or by trusts created by the Company; (c) any person(s) that as of December 2, 2003 hold(s), directly or indirectly, more than 20% of the shares representing the Company’s capital stock; and (d) any other exceptions provided for in the Mexican Securities Law and other legal dispositions derived from said law.

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

MATERIAL CONTRACTS

For a description of our material contracts, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

EXCHANGE CONTROLS

Mexican law does not restrict our ability to remit dividends and interest payments, if any, to non-Mexican holders of our securities.  Payments of dividends to equity-holders generally will not be subject to Mexican withholding tax.  See “—Taxation—Mexican Tax Considerations—Payment of Dividends.”

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

The summary is based upon tax laws of the United States and Mexico as in effect on the date of this document, which are subject to change, including changes that may have a retroactive effect.  Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

If we had paid a dividend in 2004 in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we will be required to pay a 33% income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by the factor 1.4925.

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

Taxation of Distributions

In this discussion, the term “dividends” is used to mean distributions paid out of our current or accumulated earnings and profits (calculated for U.S. federal income tax purposes) with respect to B Shares or ADSs.  In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of B Shares, or by the depositary in the case of ADSs.  Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code.  To the extent that a distribution exceeds the amount of our earnings and profits (calculated for U.S. federal income tax purposes), it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the B Shares or ADSs, and thereafter as capital gain (provided that the B Shares or ADSs are held as capital assets).  Distributions will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of B Shares, or by the depositary in the case of ADSs.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Dividends paid on shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive income, or, in the case of certain U.S. holders, as foreign source financial services income.  In the event Mexican withholding taxes are imposed on such dividends, any such withheld taxes would be treated as part of the gross amount of the dividend includible in income of a U.S. Holder for U.S. federal income tax purposes (to the extent current or accumulated earnings and profits), and such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder’s U.S. federal income tax liability or, at the U.S. holder’s election, for deduction from gross income in computing the U.S. holder’s taxable income.  The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances.  In the event Mexican withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

Qualified Dividend Income

Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute “qualified dividend income” will be subject to a reduced maximum marginal U.S. federal income tax rate.  Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations.”  In general, the term “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States.  For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

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

Tax Return Disclosure Regulations

Pursuant to U.S. Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a U.S. Federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction.  The Disclosure Regulations provide that, in addition to certain other transactions, “loss transactions” and “transactions involving a brief asset holding period” constitute “reportable transactions.” “Loss transactions” include transactions that produce a foreign currency exchange loss in an amount equal to or in excess of certain threshold amounts.  “Transactions involving a brief asset holding period” are generally transactions resulting in the taxpayer claiming a tax credit in excess of $250,000 if the underlying asset giving rise to the credit is held by the taxpayer for 45 days or less. U.S. holders should consult their own advisors concerning the implications of the tax return disclosure requirements in light of their particular circumstances.

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

Item 11.                Quantitative And Qualitative Disclosures About Market Risk.

The following discussion of the effects on us of changes in interest rates, foreign exchange rates and commodity prices is not necessarily indicative of our actual results in the future.  Future gains and losses will be affected by actual changes in interest rates, foreign exchange rates, commodity prices and other market exposures, as well as changes in any actual derivative instruments employed during any period. All information below is presented on a Mexican GAAP basis in pesos of constant purchasing power as of December 31, 2003.

INTEREST RATE RISKS

Although we had no outstanding debt as of December 31, 2003, we generally depend upon debt financing, including credit facilities and leases, to finance our operations.  These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (CETES, TIIE, LIBOR and/or prime rate) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.

In the case of our cash and short-term investments, declines in interest rates decrease the interest return on floating rate cash deposits and short-term investments.  A hypothetical 100 basis point (1.0%) decrease in interest rates would not have a significant effect on our results of operations.

We have not used any derivative financial instruments to hedge our interest rate exposures.

FOREIGN EXCHANGE RATE RISKS

Our net sales are denominated in Mexican pesos, while our operations, including imports of corn, are financed through Mexican peso and U.S. dollar-denominated debt.  As of December 31, 2003, 1.4% of our total monetary assets was denominated in U.S. dollars and 7.2% of our total liabilities was denominated in U.S. dollars.  See Note 12 to our consolidated financial statements for a description of our foreign currency exposure.

Fluctuations in exchange rates relative to the Mexican peso expose us to foreign-currency exchange rate risk.  Our primary foreign exchange rate risk relates to our debt portfolio, but as of December 31, 2003, we had no outstanding debt.

A hypothetical 10% change in the Peso-Dollar exchange rate would not have a significant effect on our exchange rate risk with respect to our dollar-denominated obligations.

COMMODITY PRICE RISKS

The Company has entered into commodity futures contracts and swap operations to hedge a portion of its key production requirements like gas and corn, in order to reduce the risk of price fluctuations. These contracts are short term and do not exceed the maximum production requirements for a one-year period. The gain or loss on these futures contracts was recognized in income when settled and was not significant. As of December 31, 2003, the nominal value of our outstanding swap contracts for gas was U.S.$738,000.  We currently have no off-balance sheet arrangements outstanding although we may enter into such arrangements in the future.

The availability and price of corn and other agricultural commodities are subject to wide fluctuations due to factors outside our control, such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and global production of similar and competitive crops.  In 2003, Ps.2,633 million of our Ps.3,840 million costs of sales related to the cost of corn.  A hypothetical 10% increase in corn prices, relative to corn prices during 2003, implies a Ps.263 million increase in our costs of sales, and a corresponding decrease in gross profit assuming that we were unable to increase the price we charge for our products to offset the hypothetical increase in corn prices.

COUNTERPARTY RISKS

Liquid assets are invested primarily in Mexican government bonds and short-term debt instruments of Mexican issuers with a minimum “A” rating.  Substantially all of these financial instruments are unsecured.  We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments in which we invest.  We do not, however, anticipate non-performance by the counterparties which are primarily the Mexican government and “A” rated private issuers.

Item 12.                Description of Securities other than Equity Securities.

Not applicable.

PART II.

Item 13.                Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.                Material Modifications to the Rights of Security Holders and Use Of Proceeds.

None.

Item 15.                Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The conclusions of our Chief Executive Officer and Senior Corporate Controller about the effectiveness of our disclosure controls and procedures based on their evaluation of these controls and procedures as of December 31, 2003 are as follows:

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

CHANGES IN INTERNAL CONTROLS

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                                           Audit Committee Financial Expert

At our annual ordinary shareholders’ meeting in April 2004, our shareholders elected the following three members of the Audit Committee:  Eduardo Livas Cantú, Javier Vélez Bautista and Román Martínez Méndez, and designated Javier Vélez Bautista as an “audit committee financial expert” within the meaning of this Item 16A.  Although under Mexican law the determination of the shareholders is binding on our company, our board of directors will confirm this designation at its next board meeting.

Item 16B.                                           Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees.  Our code of ethics is available on our web site at www.gimsa.com.  If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waive on our web site at the same address.

Item 16C.                                           Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers, S.C. during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2003		2002
	(thousands of Mexican pesos)
Audit fees	Ps.	3,135	Ps.	3,638
Audit-related fees	0		0
Tax fees	1,754		549
Other fees	190		249
Total fees	Ps.	5,079	Ps.	4,436

Audit fees.  Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. in connection with the audit of our annual financial statements and statutory and regulatory audits.

Audit-related Fees.  Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. for financial accounting and reporting consultations.

Tax Fees.  Tax fees in the above table are fees billed by PricewaterhouseCoopers, S.C. for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other Fees.  Other fees in the above table are fees billed by PricewaterhouseCoopers, S.C. for non-audit services.  As a percentage of total fees billed to GIMSA, other fees represent 3.7% and 5.6% for 2003 and 2002, respectively.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee.  Any service proposals submitted by external auditors need to be discussed and pre-approved by the audit committee during its meetings, which take place at least four times a year.  Once the proposed service is approved, we or our subsidiaries formalize the engagement of services.  The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee.  In addition, the members of our board of directors are briefed on matters discussed by the audit committee.

Item 16D.                                           Not Applicable

Item 16E.                                             Not Applicable

PART III.

Item 17.                Financial Statements.

Not Applicable.

Item 18.                Financial Statements.

See pages F-1 through F-37, incorporated herein by reference.

Item 19.                Exhibits.

Exhibit No.

1	Our bylaws (estatutos sociales) as amended through December 2, 2003, together with an English translation.

2(a)(1)

Deposit Agreement, dated as of May 17, 1994 between us, Citibank, N.A., as Depositary, all registered holders from time to time and all owners from time to time of any beneficial interest in any American Depository Receipts evidencing American Depository Shares.*

7	Statement of Computation of Ratio of Earnings to Fixed Changes (Mexican GAAP and U.S. GAAP).

8	List of Principal Subsidiaries.

12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2004.

12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2004.

13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 28, 2004.

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

Dated: June 28, 2004

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders of Grupo Industrial Maseca, S.A. de C.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position present fairly, in all material respects, the financial position of Grupo Industrial Maseca, S.A. de C.V. and subsidiaries (collectively “the Company”) at December 31, 2003 and 2002, and the results of their operations and changes in their financial position for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico. These consolidated financial statements are the responsibility of the management of Grupo Industrial Maseca, S.A. de C.V.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of the consolidated net income and comprehensive income, expressed in Mexican pesos, for each of the three years in the period ended December 31, 2003, and the determination of the total consolidated stockholders’ equity, also expressed in Mexican pesos, as of December 31, 2003 and 2002. Information related to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers

January 19, 2004

Monterrey, N.L., Mexico

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
as of December 31, 2003 and 2002

(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2003)
(Notes 1 and 2)

	2003		2002
ASSETS
Current:
Cash and cash equivalents	Ps	188,196	Ps	58,938
Notes and accounts receivable, net (Note 3)	775,603		842,158
Refundable taxes (Note 3)	158,402		215,793
Receivables from affiliated companies (Note 4)	710,279		630,890
Inventories (Note 5)	1,166,531		1,044,565
Prepaid expenses	89,387		3,266
Total current assets	3,088,398		2,795,610

Property, plant and equipment, net (Note 6)	3,896,328		4,094,040
Other assets, net (Note 7)	137,519		369,865

Total assets	Ps	7,122,245	Ps	7,259,515

LIABILITIES
Current:
Trade accounts payable	Ps	173,463	Ps	269,774
Payables to affiliated companies (Note 4)	13,576		29,567
Accrued liabilities and other payables	142,918		159,243
Employees’ statutory profit sharing payable	12,724		12,330
Total current liabilities	342,681		470,914
Deferred income taxes (Note 11)	950,755		988,782
Deferred employees’ statutory profit sharing (Note 11)	26,321		36,205
Total liabilities	1,319,757		1,495,901
Commitments and contingencies (Note 9)

STOCKHOLDERS’ EQUITY
Majority interest (Note 10):
Common stock	183,681		183,681
Restatement of common stock	1,596,229		1,596,229
	1,779,910		1,779,910
Additional paid-in capital	1,554,913		1,554,913
	3,334,823		3,334,823
Deficit from restatement	(2,863,616)		(2,787,238)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(718,690)		(718,690)
Retained earnings:
Prior years	5,389,009		5,219,173
Net income for the current year	311,973		377,502
Total majority interest	5,453,499		5,425,570
Minority interest	348,989		338,044
Total stockholders’ equity	5,802,488		5,763,614
Total liabilities and stockholders’ equity	Ps	7,122,245	Ps	7,259,515

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2003, 2002 and 2001

(Expressed in thousands of Mexican pesos in purchasing power as of
December 31, 2003, except share and per share amounts)
(Notes 1 and 2)

	2003		2002		2001

Net sales	Ps	5,200,809	Ps	4,952,110	Ps	5,143,476
Cost of sales	(3,839,571)		(3,485,098)		(3,594,716)
Gross profit	1,361,238		1,467,012		1,548,760

Selling, general and administrative expenses	(967,396)		(939,419)		(968,268)
Operating income	393,842		527,593		580,492

Comprehensive financing (cost) income, net:
Interest expense	(7,014)		(13,018)		(24,230)
Interest income	66,993		76,855		108,876
Monetary position loss, net	(60,899)		(86,729)		(60,273)
Foreign exchange loss, net	(3,829)		(4,921)		(719)
	(4,749)		(27,813)		23,654
Other income (expense), net	7,978		(6,848)		(20,851)

Income before income taxes, employees’ statutory profit sharing, and minority interest	397,071		492,932		583,295

Income taxes (Note 11):
Current provision	(91,569)		(100,867)		(180,633)
Deferred benefit	29,147		29,383		9,493
	(62,422)		(71,484)		(171,140)
Employees’ statutory profit sharing (Note 11):
Current provision	(12,541)		(12,323)		(14,813)
Deferred benefit (provision)	9,884		(11,736)		(807)
	(2,657)		(24,059)		(15,620)
Income before minority interest	331,992		397,389		396,535
Minority interest	(20,019)		(19,887)		(8,936)
Net income (Note 10-B)	Ps	311,973	Ps	377,502	Ps	387,599

Earnings per share	Ps	0.34	Ps	0.41	Ps	0.42
Weighted average shares outstanding (thousands)	918,405		918,405		918,405

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2003, 2002 and 2001

(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2003, except number of shares)
(Notes 1 and 2)

	Common stock (Note 10-A)							Cumulative effect of deferred income taxes and		Retained earnings (Note 10-B)
	Number of shares (thousands)	Amount		Additional paid in capital		Deficit from restatement		employee’s statutory profit sharing		Prior years		Net income for the year		Total majority interest		Minority interest		Total stockholders’ equity

Balances at December 31, 2000	918,405	Ps	1,779,910	Ps	1,554,913	Ps	(2,642,267)	Ps	(718,690)	Ps	5,357,752	Ps	421,905	Ps	5,753,523	Ps	321,976	Ps	6,075,499
Appropriation of prior year net income										421,905		(421,905)
Dividends paid (Ps 0.90 per share)										(829,490)				(829,490)		(1,455)		(830,945)
										(407,585)		(421,905)		(829,490)		(1,455)		(830,945)
Comprehensive income (loss):
Recognition of inflation effects for the year						(76,132)								(76,132)		(3,248)		(79,380)
Net income for the current year												387,601		387,601		8,936		396,537
						(76,132)						387,601		311,469		5,688		317,157
Balances at December 31, 2001	918,405	1,779,910		1,554,913		(2,718,399)		(718,690)		4,950,167		387,601		5,235,502		326,209		5,561,711
Appropriation of prior year net income										387,601		(387,601)
Dividends paid (Ps 0.13 per share)										(118,595)				(118,595)		(2,840)		(121,435)
										269,006		(387,601)		(118,595)		(2,840)		(121,435)
Comprehensive income (loss):
Recognition of inflation effects for the year						(68,839)								(68,839)		(5,212)		(74,051)
Net income for the current year												377,502		377,502		19,887		397,389
						(68,839)						377,502		308,663		14,675		323,338
Balances at December 31, 2002	918,405	1,779,910		1,554,913		(2,787,238)		(718,690)		5,219,173		377.502		5,425,570		338,044		5,763,614
Appropriation of prior year net income										377,502		(377,502)
Dividends paid (Ps 0.23 per share)										(207,666)				(207,666)		(1,756)		(209,422)
										169,836		(377,502)		(207,666)		(1,756)		(209,422)
Comprehensive income (loss):
Recognition of inflation effects for the year						(76,378)								(76,378)		(7,318)		(83,696)
Net income for the current year												311,973		311,973		20,019		331,992
						(76,378)						311,973		235,595		12,701		248,296
Balances at December 31, 2003	918,405	Ps	1,779,910	Ps	1,554,913	Ps	(2,863,616)	Ps	(718,690)	Ps	5,389,009	Ps	311,973	Ps.	5,453,499	Ps	348,989	Ps	5,802,488

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the Years Ended December 31, 2003, 2002 and 2001

(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2003)

(Notes 1 and 2)

	2003		2002		2001
Operating activities:
Net income for the current year	Ps	311,973	Ps	377,502	Ps	387,599
Minority interest	20,019		19,887		8,936
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and amortization	261,373		268,559		271,854
Deferred income taxes and employees’ statutory profit sharing	(39,031)		(17,647)		(8,686)
	554,334		648,301		659,703

Changes in working capital:
Notes and accounts receivable, net	66,555		(49,787)		59,733
Refundable taxes	48,511		(66,226)		(34,412)
Receivables from and payables to affiliated companies, net	(13,373)		(8,214)		36,324
Inventories	(160,929)		(154,736)		(4,969)
Prepaid expenses	(87,180)		11,500		(3,638)
Trade accounts payable	(96,311)		143,247		(208,153)
Accrued liabilities and other payables	(16,325)		(11,375)		4,344
Income taxes and employees’ statutory profit sharing	395		(70,800)		(71,259)
	(258,657)		(206,391)		(222,030)
Net resources provided by operating activities	295,677		441,910		437,673
Financing activities:
Dividends paid	(209,422)		(121,435)		(830,945)
Net resources used in financing activities	(209,422)		(121,435)		(830,945)
Investing activities:
Acquisition of property, plant and equipment	(81,003)		(31,206)		(3,886)
Net decrease (contribution) to technological research and development fund	213,714		8,033		(11,124)
(Loan to) repayments from Gruma	(82,007)		(395,330)		534,506
Other assets	(7,701)		24,010		(16,159)
Net resources provided by (used in) investing activities	43,003		(394,493)		503,337
Net increase (decrease) in cash and cash equivalents	129,258		(74,018)		110,065
Cash and cash equivalents at beginning of year	58,938		132,956		22,891
Cash and cash equivalents at end of year	Ps	188,196	Ps	58,938	Ps	132,956

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Mexican pesos in purchasing power as of December 31, 2003, except where otherwise indicated)

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

2.                                      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation from Mexican GAAP to United States generally accepted accounting principles (“US GAAP”) is included in Note 15.

A)                                  BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gimsa and all of its majority-owned and controlled subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

The principal subsidiaries of the Company are:

	% of ownership as of December 31,
Corn flour manufacturing facilities:	2003	2002
Molinos Azteca, S.A. de C.V. (1) (2)	100.00	100.00
Industrias de Río Bravo, S.A. de C.V. (1)	98.34	98.34
Harinera de Veracruz, S.A. de C.V.	100.00	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00	100.00
Harinera de Maíz, S.A. de C.V. (2)	—	100.00
Molinos Azteca de Chalco, S.A. de C.V.	57.40	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00	100.00
Harinera de Yucatán, S.A. de C.V.	88.57	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00	100.00

	% of ownership
Service and other entities:	2003	2002
Compañía Nacional Almacenadora, S.A. de C.V.	100.00	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00	100.00

(1)               On January 1, 2004  Industrias de Río Bravo, S.A. de C.V. merged with Molinos Azteca, S.A. de C.V.

(2)               On December 31, 2002 Harinera de Maíz, S.A. de C.V. merged with Molinos Azteca, S.A. de C.V.

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

C)                                    RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements of the Company have been restated to recognize the effects of inflation and are expressed in Mexican pesos of December 31, 2003 purchasing power, determined as follows:

•                     For comparability purposes, the consolidated financial statements as of and for the year ended December 31, 2002 and 2001 have been restated using inflation factors derived from the National Consumer Price Index (“NCPI”), published by Banco de Mexico.

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

•                     The annual NCPI factors used to restate the consolidated financial statements were:

Year	Factor
2003	3.98%
2002	5.70%
2001	4.46%

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

Years
Buildings	23
Machinery and equipment	11
Software	3

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

H)                                   INTANGIBLES, NET

Pre-operating expenses are restated using NCPI factors.

Prior to January 1, 2003, pre-operating expenses were amortized using the straight-line method over an estimated useful life not to exceed 12 years.

Effective January 1, 2003, the Company adopted the provisions established by revised Bulletin C-8 “Intangible Assets”, issued by the MIPA. This bulletin provides guidance and specific criteria for the deferral of research and development costs and certain pre-operating expenses. Additionally, Bulletin C-8 establishes that certain intangible assets can be considered as having indefinite lives and, therefore, should no longer be amortized.

Upon the application of Bulletin C-8, expenses incurred only during the development stage are capitalized as pre-operating expenses. The development stage concludes upon the commencement of commercial operations. Research and development expenses are expensed as incurred. Amortization expense of intangible assets with finite lives is computed on the restated values using the straight-line method, over a period of 5 to 20 years. Estimated useful lives of intangible assets with finite lives are determined based on the analysis of contractual, economic, legal or regulatory factors that limit the useful lives. Indefinite-lived intangible assets are no longer amortized starting January 1, 2003. The adoption of Bulletin C-8 did not have a material impact on the Company’s financial position and results of operation.

The excess of cost over book value of subsidiaries acquired is restated using NCPI factors. Amortization expense is computed based on the restated values, using the straight-line method over a period not to exceed 20 years.

I)                                        SENIORITY PREMIUM PLANS AND INDEMNITIES

Seniority premiums to which the personnel of Mexican companies are entitled after 15 years of service are charged to income as determined by annual actuarial valuations.  Indemnities to which Mexican workers may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are charged to income when they become payable.

J)                                       FINANCIAL INSTRUMENTS

The derivative financial instruments held for hedging purposes are recognized using the same valuation criteria for the assets and liabilities being hedged. The effects of this valuation are recognized in income, net of costs, expenses or revenues from the assets or liabilities whose risks are being hedged. The cost of the financial instrument is recognized in income using the straight-line method during the contract term. Derivative financial instruments not designated as hedges are recorded at fair value. The difference between the initial and year-end fair value of the derivative assets and liabilities is recognized in income.

K)                                   REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to and acceptance by the Company’s customers or when the ownership risk has been transferred. Provisions for discounts, rebates to customers, returns and other adjustments are recorded in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

L)                                     INCOME TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING

Income taxes and employees’ statutory profit sharing are recorded for all temporary differences between the carrying values for financial reporting and tax values of assets and liabilities that are expected to reverse in the future. Valuation allowances are provided if based upon the weight of available evidence it is more likely than not that some or all the deferred tax assets will not be realizable.

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

3.                                      NOTES AND ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

Notes and accounts receivable, net are comprised of the following as of December 31:

	2003		2002
Trade accounts receivable	Ps	669,038	Ps	712,907
Trade notes receivable from sales of tortilla producing machines	67,196		81,356
Allowance for doubtful accounts	(42,167)		(38,202)
	694,067		756,061
Employees	9,928		11,128
Other debtors	71,608		74,969
	Ps	775,603	Ps	842,158

Refundable taxes are comprised of the following as of December 31:

Value-added tax	Ps	67,094	Ps	60,462
Income tax	54,121		67,802
Production and services tax	37,187		87,529
	Ps	158,402	Ps	215,793

4.                                      BALANCES AND TRANSACTIONS WITH AFFILIATED COMPANIES

In the normal course of business, the Company has transactions with Gruma and its subsidiary companies (“affiliated companies”). As of December 31, 2003 and 2002, the Company has current receivables from affiliated companies of Ps 710,279 and Ps 630,890 respectively, and current payables to affiliated companies of Ps 13,576 and Ps 29,567, respectively. The receivables as of December 31, 2003 and 2002 include mainly a short-term note with Gruma of Ps 706,266 and Ps 624,259, respectively, which bears interests at market rates. Accounts payable refer mainly to services and acquisitions of tortilla producing machines. In addition, at December 31, 2003 and 2002, “Other assets, net” includes deposits to affiliated companies to guarantee future payments for administrative services amounting to Ps 22,531 and Ps 25,441, respectively.

The following is a summary of transactions with affiliated companies for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001
Revenues:
Corn flour sales	Ps	38,958	Ps	30,270	Ps	36,837
Interest income	43,358		39,648		57,429
Other	9,067		4,303		1,317
	Ps	91,383	Ps	74,221	Ps	95,583

	2003		2002		2001
Costs, expenses and other:
Purchases of plant and equipment	Ps	12	Ps	21	Ps	1,049
Purchases of tortilla producing machines	90,952		104,199		103,012
Administrative services	146,532		127,135		120,424
Technical services	24,424		23,121		24,084
Transportation services and other	12,826		11,927		9,864
	Ps	274,746	Ps	266,403	Ps	258,433

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

5.                                      INVENTORIES

Inventories consist of the following as of December 31:

	2003		2002
Corn	Ps	964,261	Ps	892,945
Finished products	29,482		28,965
Tortilla producing machines and related spare parts	56,072		49,042
Spare parts for corn flour machinery and equipment and other	116,716		73,613
	Ps	1,166,531	Ps	1,044,565

6.                                      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following as of December 31:

	2003		2002
Land	Ps	206,526	Ps	203,706
Buildings	1,407,917		1,405,679
Machinery and equipment	5,874,929		5,906,346
Projects in progress	66,100		40,452
	7,555,472		7,556,183
Accumulated depreciation	(3,659,144)		(3,462,143)
	Ps	3,896,328	Ps	4,094,040

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 amounted to Ps 257,198, Ps 263,260 and Ps 265,598, respectively.

As of December 31, 2003 and 2002, machinery and equipment includes acquisition and implementation costs of software for internal use of Ps 60,760 and Ps 75,785, respectively. As of December 31, 2003, property, plant and equipment include temporarily idled assets with a carrying value of approximately Ps. 421,879, which are not being depreciated since the carrying value is expected to be recovered and the remaining useful life is maintained. The Company’s management intends to commence operations during the fourth quarter of 2004. Additionally, the Company has assets at net realizable value amounting to Ps 42,525 which are available for sale.

For the year ended December 31, 2001 the Company recognized an impairment loss of Ps 15,387 in “Other expense, net”.

7.                                      OTHER ASSETS, NET

Other assets, net consist of the following as of December 31:

	2003		2002
Pre-operating expenses	Ps	44,923	Ps	44,994
Accumulated amortization	(34,715)		(30,954)
	10,208		14,040
Trust funds for research and development of technology	—		222,213
Excess of cost over book value of subsidiaries acquired, net	76,374		81,295
Guaranty deposits	24,814		26,224
Long-term receivables from sales of tortilla producing machines	9,024		14,234
Other	17,099		11,859
	Ps	137,519	Ps	369,865

During 2003 the Company decided to liquidate the research and development trust fund established to finance these activities. The Company will fund its research and development initiatives using the operating resources generated during each year.

Research and development expense for the years ended December 31, 2003, 2002, and 2001 amounted to Ps 473, Ps 8,860 and Ps 12,911, respectively and were charged to expense as incurred.

As of December 31, 2003 and 2002, the excess of cost over book value of subsidiaries acquired, net includes accumulated amortization of Ps 20,725 and Ps 16,238, respectively.

8.                                      SENIORITY PREMIUM

The cost of seniority premiums to which employees are entitled after 15 years of service is charged to income as determined by independent actuaries, primarily based on the employees’ years of service, ages, and salaries. The Company has established trust funds to meet these obligations. The Company uses a December 31 measurement date for this plan.

For the years ended December 31, 2003, 2002 and 2001, the components of net seniority premium cost consist of the following:

	2003		2002		2001
Service cost	Ps	1,627	Ps	1,553	Ps	1,444
Interest cost		561		582		515
Return on plan assets		(1,846)		(1,569)		(1,821)
Net amortization		1,066		1,031		1,031
Net cost	Ps	1,408	Ps	1,597	Ps	1,169

As of December 31, the status of the plan is as follows:

	2003		2002
Actuarial present value of benefit obligations:
Vested benefit obligation	Ps	(8,207)	Ps	(7,104)
Non-vested benefit obligation		(5,488)		(5,081)
Accumulated benefit obligation		(13,695)		(12,185)
Excess of projected benefit obligation over accumulated benefit obligation		(5,304)		(4,930)
Projected benefit obligation		(18,999)		(17,115)
Plan assets at fair value		18,554		17,509
Plan assets (insufficiency) in excess of projected benefit obligation		(445)		394

	2003		2002
Unrecognized amounts to be amortized over 13 years:
Cumulative net (loss) gain		(217)		643
Net transition liability		(1,007)		(1,296)
Prior service cost		(265)		(319)
Seniority premium liability	Ps	(1,934)	Ps	(578)

For the years ended December 31, 2003 and 2002, the changes in benefit obligation liability and plan assets (trust funds) are as follows:

	2003		2002
Projected benefit obligation at beginning of the year	Ps	17,115	Ps	15,930
Service cost		1,627		1,553
Interest cost		561		582
Benefits paid		(801)		(2,047)
Actuarial loss		497		1,097
Projected benefit obligation at end of the year	Ps	18,999	Ps	17,115

	2003		2002
Fair value of plan assets at beginning of the year	Ps	17,509	Ps	17,987
Return on plan assets		1,846		1,569
Benefits paid		(801)		(2,047)
Fair value of plan assets at end of the year	Ps	18,554	P	17,509

The weighted average assumptions (net of expected inflation) used to determine benefit obligations at December 31 were as follows:

	2003	2002
Discount rate	3.5%	3.5%
Rate of increase in future compensation levels	1.5%	1.5%

The weighted average assumptions (net of expected inflation) used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2003	2002	2001
Discount rate	3.5%	3.5%	4.0%
Rate of increase in future compensation levels	1.5%	1.5%	2.0%
Expected long-term rate of return on plan assets	4.0%	4.0%	5.0%

The long-term asset return rate is based on the annual recommendations of the Actuarial Commission in the Mexican Association of Consulting Actuaries. These recommendations consider historical information and future expectations.

The Company’s weighted average asset allocation by asset category as of December 31 is as follows:

	2003	2002
Equity securities	30%	22%
Fixed rate instruments	70%	78%
Total	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70% and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow.

The Company estimates that it will not have to contribute to the plan during 2004.

9.                                      COMMITMENTS AND CONTINGENCIES

At the date of issuance of the financial statements, certain subsidiaries have been notified by the Comisión Nacional del Agua (“Water National Commission” or “CNA”) of assessments due from different years amounting to Ps 24,623 plus related penalties and surcharges. These assessments mainly derive from the CNA’s determination of sewage water discharged to the underground through the sprinkler system of those subsidiaries in its gardens. The subsidiaries have asserted the legal defense allowed by law in order to annul these assessments. At the date of issuance of the financial statements, the Company received a favorable judicial resolution for one of these assessments amounting to Ps 6,504. According to the Company’s lawyers, a reasonable basis exists in order to obtain a favorable resolution of the rest of the claimed assessments, because, among other things, the water is previously treated, it is not discharged on public property of the Nation and does not contaminate aquiferous layers nor the underground soil.

As of December 31, 2003, the Company is leasing certain of its computer equipment under operating long-term lease agreements. Future minimum lease payments under such leases amount to U.S.$1,058,000 dollars (Ps 11,892), as follows:

Year	Thousands of U.S. Dollars		Thousands of Mexican Pesos
2004	U.S.$	640	Ps	7,194
2005		329		3,698
2006		89		1,000
	U.S.$	1,058	Ps	11,892

Rental expense for the years ended December 31, 2003, 2002 and 2001 amounted to Ps 24,202, Ps 38,890 and Ps 33,026, respectively, and corresponds mainly to building and computer equipment leases.

As of December 31, 2003 the Company has an outstanding swap operation for natural gas maturing in February 2004 for a total of U.S.$738,000 dollars.

10.                               STOCKHOLDERS’ EQUITY

A)                                  COMMON STOCK

As of December 31, 2003 the Company has 918,405,000 no-par-value shares of common stock authorized, issued and outstanding, comprised of 504,150,300 Class “A” shares and 414,254,700 Class “B” shares. Both classes have equal priority in liquidation and payment of dividends. Class “A” shares, representing 54.89% of the common stock, must be held by Mexican nationals; Class “B” shares are not subject to this restriction and may be owned by non-Mexican nationals.

B)                                    NET INCOME FOR THE YEAR AND EARNINGS DISTRIBUTION

Net income for the year is subject to the legal requirement to appropriate 5% to increase the Company’s legal reserve until the reserve equals 20% of the Company’s contributed common stock.

Dividends paid from retained earnings which have not been previously taxed are subject to an income tax payable by the Company equal to 49.25% in 2004 and 47.06% in 2005. The applicable tax may be credited against income tax the Company is subject to in the following two fiscal years. Effective January 1, 2002, dividends paid by the Company are not subject to any tax if the amount of dividends does not exceed the net tax profit account.

C)                                    PURCHASE OF COMMON STOCK

The stockholders authorized the Company to establish a Ps 600,000 reserve for the repurchase of the Company’s common stock, limited to 3% of such stock.    Repurchases of Class “A” shares occur from time to time in the open market at price-levels the Company deems attractive. At December 31, 2003 the Company does not hold shares of its own common stock.

D)                                   INFLATION EFFECTS

As of December 31, 2003, the majority stockholders’ equity is comprised of the following:

	Nominal		Restatement		Total
Common stock	Ps	183,681	Ps	1,596,229	Ps	1,779,910
Additional paid-in capital	333,734		1,221,179		1,554,913
Deficit from restatement	—		(2,863,616)		(2,863,616)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees’ statutory profit sharing	(582,561)		(136,129)		(718,690)
Prior years’ retained earnings	2,275,354		3,113,655		5,389,009
Net income for the current year	307,190		4,783		311,973
	Ps	2,517,398	Ps	2,936,101	Ps	5,453,499

E)                                     TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2003 and 2002, tax amounts of common stock and retained earnings were Ps 4,905,768 and Ps 4,085,049 and Ps 624,244 and Ps 469,769, respectively.

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

For the years ended December 31, 2003, 2002 and 2001, the income tax was Ps. 91,569, Ps. 100,867 and Ps. 180,633, respectively.

B)                                    RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

For the years 2003, 2002 and 2001, the reconciliation between the statutory and effective tax rate is as follows:

	2003	2002	2001
Statutory income tax rate	34%	35%	35%
Differences between tax and financial accounting for:
Financing cost, net and other income statement effects related to inflation	(4)%	(5)%	(1)%
Restatement effects of deferred tax liability items	4%	5%	(5)%
Effect due to change in statutory tax rate	—	(20)%	—
Effect due to withdrawal of investment in others assets.	(17)%	—	—
Other permanent differences	(1)%	—	—
Effective income tax rate	16%	15%	29%

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

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as December 31, 2003 and 2002, are as follows:

	2003				2002
	Income tax		Employees´ statutory profit sharing		Income tax		Employees´ statutory profit sharing
Accrued liabilities	Ps	44,280	Ps	10,574	Ps	36,053	Ps	8,387
Tax loss carryforwards	49,309		330		26,363		442
Deferred tax assets	93,589		10,904		62,416		8,829

Inventories	386,605		33,675		328,055		20,620
Property, plant and equipment, net	707,030		1,498		762,320		22,976
Other assets	3,373		2,052		4,607		1,438
Deferred tax liabilities	1,097,008		37,225		1,094,982		45,034
Net deferred tax liability	1,003,419		26,321		1,032,566		36,205
Recoverable asset tax	52,664		—		43,784		—
	Ps	950,755	Ps	26,321	Ps	988,782	Ps	36,205

As of December 31, 2003 and 2002, the Company did not recognize a deferred tax asset totaling Ps 47,384 and Ps 68,526, respectively, for identified tax loss carryforwards of certain subsidiaries. In management’s opinion, the realization of these tax loss carryforwards is less likely than not because of the dependency on the generation of sufficient taxable income at the subsidiary level.

C)                                    TAX LOSS CARRYFORWARDS

As of December 31, 2003, certain subsidiaries of the Company have tax loss carryforwards of approximately Ps 305,985, which can be restated using NCPI and are available to offset its taxable income in subsequent years, which expire as follows:

Expiration year	Amount
2004	Ps	39,554
2005	40,571
2006	25,136
2007	17,328
2008	9,674
2009	48,178
2010	26,834
2011	32,985
2012 and 2013	65,725
	Ps	305,985

D)                                   EMPLOYEES’ STATUTORY PROFIT SHARING

Employees’ statutory profit sharing (ESPS) in Mexico is computed for each subsidiary (on an unconsolidated basis) as 10% of taxable income determined on a basis similar to income tax, except that employee’s statutory profit sharing does not consider the inflation effects, the depreciation expense is based on the historical cost, and foreign exchange gains or losses are recognized when a monetary asset or liability is contractually due.

12.                               FOREIGN CURRENCY BALANCES AND TRANSACTIONS

As of December 31, monetary assets and liabilities held or payable in U.S. dollars are:

	Thousands of U.S. dollars
	2003		2002
Assets	U.S.$	2,351	U.S.$	5,440
Liabilities	(8,410)		(15,938)
Net liability position	U.S.$	(6,059)	U.S.$	(10,498)

At December 31, 2003 and 2002, the exchange rates between the Mexican peso and the U.S. dollar were Ps 11.24 and Ps 10.44 pesos, respectively. On January 19, 2004, the date of issuance of the financial statements, the exchange rate was 10.82 pesos per U.S. dollar.

For the years ended December 31, 2003, 2002 and 2001, the Company had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars
	2003		2002		2001
Corn purchases	U.S.$	26,423	U.S.$	32,270	U.S.$	47,430
Computer equipment leasing	532		321		619
Equipment purchases	206		186		88
	U.S.$	27,002	U.S.$	32,777	U.S.$	48,137

As of December 31, assets included in property, plant and equipment of foreign origin, and the respective foreign currency amounts at acquisition date are as follows:

	2003		2002
	Foreign currency	Exchange rate at year-end	Foreign currency	Exchange rate at year-end
	(thousands)	(Pesos per currency)	(thousands)	(Pesos per currency)
U.S. dollars	11,473	11.2400	13,273	10.4400
Swiss francs	522	8.8717	678	7.5500
Deutsche marks	28,534	5.0700	24,600	5.6000
Italian liras	28,813	0.0051	35,544	0.0057

13.                               FINANCIAL INSTRUMENTS

A)                                  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, notes and accounts receivable, refundable taxes, trade accounts payable, current accounts due to and from affiliated companies and accrued liabilities and other payables approximate their fair value, because of the short-term maturity of these instruments. In addition, the net book value of notes and accounts receivable and refundable taxes represent the expected cash flow to be received.

The Company has historically entered into swap and commodity futures contracts to hedge a portion of its key production requirements such as gas and corn, in order to reduce the risk of price fluctuations. These contracts are short term and do not exceed the maximum production requirements for a one-year period. The gain or loss on these contracts was not significant. As of December 31, 2003, the Company has outstanding contracts for natural gas amounting to U.S.$738,000 dollars.

B)                                    CONCENTRATION OF CREDIT RISK

The financial instruments, which potentially are subject to a concentration of risk, are principally cash and cash equivalents and trade accounts receivable.

The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to the accounts receivable is limited, due to a large number of customers comprising the Company’s customer base and their dispersion across different locations of Mexico. In 2003, 2002 and 2001, approximately 4.06%, 6.93% and 5.94%, respectively, of the Company’s net sales were to a major customer.

14.                               RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the MIPA issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and their Disposal” (“Bulletin C-15”), which is effective as of January 1, 2004. Bulletin C-15 establishes guidance for the identification of certain events that represent evidence of a potential impairment in long-lived assets, tangible and intangible. Additionally, it provides guidance for the estimation and recognition of losses for impairment and their reversal and establishes the requirements of presentation and disclosure of impairment losses and discontinued operations. The Company’s management believes that the adoption of Bulletin C-15 will not have a significant impact on the Company’s results of operation and financial position.

In April 2003, the MIPA issued Bulletin C-12, “Financial Instruments with Characteristics of Liabilities, Equity or Both” (“Bulletin C-12”), which is effective as of January 1, 2004. Bulletin C-12 establishes standards to classify and measure certain financial instruments with characteristics of both, liabilities and equity, as well as the disclosure requirements. The Company’s management believes that the adoption of Bulletin C-12 will not have a significant impact on the Company’s results of operation and financial position.

15.                               DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see Note 2), whereas financial statements prepared under US GAAP are presented on a historical cost basis. The reconciliation to US GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment to Bulletin B-10 for the restatement of machinery and equipment of foreign origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences, other than inflation accounting, between Mexican GAAP and US GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

Reconciliation of net income:

	Year ended December 31,
	2003		2002		2001
Net income under Mexican GAAP	Ps	311,973	Ps	377,502	Ps	387,599
US GAAP adjustments:
Depreciation expense (See B)	(39,231)		(38,651)		(39,292)
Pre-operating expenses (See D)	3,914		3,983		5,039
Comprehensive financing costs (See E)	310		310		310
Amortization of excess of cost over book value (See F)	4,848		4,289		—
Deferred income taxes (See G)	2,474		14,209		(3,568)
Deferred ESPS (See G)	(336)		(293)		(297)
Monetary position loss resulting from US GAAP adjustments	(47)		(89)		(87)
Total US GAAP adjustments	(28,068)		(16,242)		(37,895)
Minority interest (See A)	8,813		7,862		5,519
Net income under US GAAP	Ps	292,718	Ps	369,122	Ps	355,223
Basic and diluted earnings per share under US GAAP	Ps	0.32	Ps	0.40	Ps	0.38
Weighted average shares outstanding (000’s)	918,405		918,405		918,405

Reconciliation of stockholders’ equity:

	December 31,
	2003		2002
Total stockholders’ equity under Mexican GAAP	Ps	5,802,488	Ps	5,763,614
US GAAP adjustments:
Property, plant and equipment (See B)	207,051		218,925
Pre-operating expenses (See D)	(10,208)		(14,040)
Comprehensive financing cost (See E)	(1,551)		(1,861)
Excess of cost over book value (See F)	9,137		4,289
Deferred income taxes (See G)	(62,493)		(64,967)
Deferred ESPS (See G)	1,021		1,403
US GAAP adjustments attributable to minority interest	21,437		18,740
Minority interest under Mexican GAAP (See A)	(348,989)		(338,044)
Total US GAAP adjustments	(184,595)		(175,555)
Total stockholders’ equity under US GAAP	Ps	5,617,893	Ps	5,588,059

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under US GAAP for the year ended December 31, 2003 is as follows:

Balance at December 31, 2002	Ps	5,588,059
Dividends paid	(207,666)
Recognition of inflationary effects for the year	(55,218)
Net income for the year	292,718
Balance at December 31, 2003	Ps	5,617,893

A summary of the Company’s stockholders’ equity under US GAAP, as of December 31, 2003 and 2002 is as follows:

	2003		2002
Capital stock	Ps	1,779,910	Ps	1,779,910
Additional paid-in capital	1,554,913		1,554,913
Retained earnings	5,885,291		5,800,239
Accumulated other comprehensive loss	(3,602,221)		(3,547,003)
Total stockholders’ equity under US GAAP	Ps	5,617,893	Ps	5,588,059

A)                                  FINANCIAL STATEMENT PRESENTATION AND CLASSIFICATION

Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the consolidated balance sheet. For US GAAP purposes, the minority interest is not included in stockholders’ equity.

B)                                    PROPERTY, PLANT AND EQUIPMENT

Under the Fifth Amendment to Bulletin B-10, the Company has elected to apply the specific index method to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican GAAP.  For US GAAP purposes, the use of this specific index is not in accordance with the historical cost concept, nor does it present financial information in a constant reporting currency.  The impact on the net carrying value of fixed assets of restating fixed assets of foreign origin utilizing the Mexican NCPI for US GAAP purposes increases stockholders’ equity as of December 31, 2003 and 2002 by Ps 319,550 and Ps 308,315, respectively.

In addition, under Mexican GAAP depreciation can cease on temporarily idled assets if the carrying value is expected to be recovered and if the remaining useful life is maintained. Under US GAAP, depreciation does not cease on temporarily idled assets, and therefore the adjustment to property, plant and equipment decreases stockholder’s equity as of December 31, 2003 and 2002 by Ps 112,499 and Ps 89,390, respectively.

C)                                    LONG-LIVED ASSETS

The Company evaluates the carrying value of long-lived assets to be held and used, primarily property, plant and equipment, goodwill, preoperating expenses and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets is included in income of the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and the fair market value less costs to sell for long-lived assets to be disposed of. As of December 31, 2003 the Company’s management believes there is no impairment in the carrying value of long-lived assets.

D)                                   PRE-OPERATING EXPENSES

As of December 31, 2002, under Mexican GAAP, pre-operating expenses incurred were permitted to be capitalized and amortized by the Company over the period of time estimated to generate the income necessary to recover such expenses. The Company defined this period as 12 years based on prior experience. Starting January 1, 2003, under Mexican GAAP, only the pre-operating expenses incurred during the development stage are capitalized, whereas the pre-operating expenses identified as research are expensed as incurred. Additionally, the pre-operating expenses capitalized until January 1, 2003 are amortized using the straight-line method over a 12-year period.

Under US GAAP, such expenses should be treated as period expenses. The adjustment to other assets decreases stockholders’ equity as of December 31, 2003 and 2002 by Ps 10,208 and Ps 14,040, respectively.

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

Under US GAAP, the excess of cost over book value related to purchase acquisitions completed prior to June 30, 2001 was amortized on a straight-line basis over its estimated useful life. Effective January 1, 2002, amortization ceased on the excess of cost over book value, according to SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). The excess of cost over book value is subject to annual impairment test whereby it is allocated to the Company’s reporting units and impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. As of December 31, 2003 and 2002 the stockholder’s equity adjustment of Ps 9,137 and Ps. 4,289 respectively increases “Other assets, net”.

Additionally, under Mexican GAAP, the amortization of the excess of cost over book value of subsidiaries acquired for the year 2001 was recognized as a non-operating expense. Under US GAAP, such item would be included in the determination of operating income. For the year ended December 31, 2001, this item amounted to Ps 5,464.

The impact of adopting SFAS No. 142 on net income and earnings per share adjusted to exclude amortization expense (net of taxes) related to goodwill is as follows:

	2003		2002		2001
Net income attributable to common stockholders’ equity	Ps	292,718	Ps	369,122	Ps	355,223
Goodwill amortization	—		—		5,464

Pro forma net income attributable to common stockholders’ equity	Ps	292,718	Ps	369,122	Ps	360,687

Basic and diluted earnings per share:
Reported earnings per share	Ps	0.32	Ps	0.40	Ps	0.38
Goodwill amortization	—		—		0.01

Pro forma basic and diluted earnings per share	Ps	0.32	Ps	0.40	Ps	0.39

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

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	2003		2002
Deferred tax assets:
Tax loss carryforwards	Ps	49,309	Ps	26,363
Other	44,280		36,053
Total deferred tax assets	93,589		62,416

Deferred tax liabilities:
Property, plant and equipment, net	772,790		831,781
Inventories	386,605		328,055
Other assets	106		113
Total deferred tax liabilities	1,159,501		1,159,949
Net deferred tax liability under US GAAP	1,065,912		1,097,533
Net deferred tax liability under Mexican GAAP	(1,003,419)		(1,032,566)
Adjustment for US GAAP	Ps	62,493	Ps	64,967

A summary of the deferred tax liability (asset) balances on a US GAAP basis are as follows:

	2003		2002
Current:
Deferred tax asset	Ps	(44,280)	Ps	(36,053)
Deferred tax liability	386,605		328,055
	342,325		292,002
Non-current:
Deferred tax asset	(49,309)		(26,363)
Deferred tax liability	772,896		831,894
	723,587		805,531
Total	Ps	1,065,912	Ps	1,097,533

The provision for income tax on a US GAAP basis is as follows:

	2003		2002		2001

Current	Ps	(91,569)	Ps	(100,867)	Ps	(180,633)
Deferred	31,621		43,592		5,925
	Ps	(59,948)	Ps	(57,275)	Ps	(174,708)

In addition, the Company has established, for US GAAP purposes, a deferred tax liability of Ps 25,300 and Ps 34,802 at December 31, 2003 and 2002, respectively, related to employees’ statutory profit sharing, which is included within operating expenses under US GAAP.

H)                                   SUPPLEMENTAL BALANCE SHEET INFORMATION

•                                          Other current liabilities:

Included within accrued liabilities and other payables as of December 31, 2003 and 2002 are customers advances (Ps 10,434 and Ps 9,499 respectively), accrued freight costs (Ps 16,960 and Ps 8,938, respectively), accrued employee compensation and benefits (Ps 31,334 and Ps 18,497, respectively), accrued public utility expenses (Ps 17,982 and Ps 17,340, respectively) and accrued advertising (Ps 6,323 and Ps 6,581, respectively).

•                                          Computer software costs:

Depreciation expense on capitalized computer software costs for the years ended December 31, 2003, 2002 and 2001 amounted to Ps 20,459, Ps 18,773 and Ps 18,248, respectively.

•                                         Accumulated amortization of excess of cost over book value

Under US GAAP, the excess of cost over book value of subsidiaries acquired, net includes accumulated amortization of Ps 11,588 as of December 31, 2003 and 2002.

I)                                        SUPPLEMENTAL INCOME STATEMENT INFORMATION

•                                          Employees’ statutory profit sharing:

Under Mexican GAAP, the Company recognizes ESPS as a non-operating expense. Under US GAAP, such item would be included in the determination of operating income. For the years ended December 31, 2003, 2002 and 2001, these items amounted to Ps 2,993, Ps 24,352 and Ps 15,917, respectively.

•                                          Advertising costs:

Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Total advertising expense for the years ended December 31, 2003, 2002 and 2001 amounted to Ps 103,981, Ps 106,041 and Ps 125,169, respectively.

•                                          Shipping and handling costs:

The shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps 144,043, Ps 139,160 and Ps 145,994 for the years ended December 31, 2003, 2002 and 2001, respectively.

J)                                       SUPPLEMENTAL CASH FLOW INFORMATION

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

	Year ended December 31,
	2003		2002		2001
Operating activities:
Net income for the current year	Ps	292,718	Ps	369,122	Ps	355,223
Minority interest	11,206		12,026		3,417
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	5,726		3,838		13,067
Loss from monetary position	60,946		86,817		60,360
Depreciation and amortization	291,532		298,628		305,799

Deferred income taxes and employees’ statutory profit sharing	(41,169)		(31,563)		(4,820)
	620,959		738,868		733,046
Changes in working capital:

Accounts receivable	27,245		(103,005)		6,786
Refundable taxes	41,954		(72,477)		(37,153)
Receivables from and payable to affiliates, net	(13,373)		(8,214)		19,266
Inventories	(160,929)		(154,736)		(4,969)
Prepaid expenses	(87,180)		11,500		(3,638)
Trade accounts payable	(92,569)		147,990		(201,593)
Accrued liabilities and other payables	(10,591)		(1,364)		11,603

Income taxes and employees’ statutory profit sharing	2,083		(68,643)		(70,231)
	(293,360)		(248,949)		(279,929)
Net cash provided by operating activities	327,599		489,919		453,117

	Year ended December 31,
	2003		2002		2001
Investing activities:
Purchases of property, plant and equipment	(81,003)		(31,206)		(3,889)
Net decrease (contribution) to technological research and development fund	210,418		(4,550)		(21,113)

(Loan to) repayments from Gruma	(104,314)		(420,496)		533,306
Other assets	(8,489)		23,102		(16,242)
Net cash (used in) provided by investing activities	16,612		(433,150)		492,062

Financing activities:
Dividends paid	(209,422)		(121,435)		(830,946)
Net cash used in financing activities	(209,422)		(121,435)		(830,946)
Effect of inflation on cash and cash equivalents	(5,531)		(9,352)		(4,168)
Net (decrease) increase in cash and cash equivalents	129,258		(74,018)		110,065
Cash and cash equivalents at beginning of year	58,938		132,956		22,891
Cash and cash equivalents at end of year	Ps	188,196	Ps	58,938	Ps	132,956

Supplementary cash flow disclosure:

Net cash flow from operating activities reflects cash payments and receipts for interest, and income taxes, as follows:

	Year ended December 31,
	2003		2002		2001
Interest incurred	Ps	7,014	Ps	13,019	Ps	24,230
Interest paid	6,163		5,077		3,231
Interest received	47,491		47,897		66,390
Income taxes paid	91,035		112,390		164,219

K)                                   COMPREHENSIVE INCOME

A summary of the Company’s comprehensive income under US GAAP is as follows:

	Year ended December 31,
	2003		2002		2001
Net income under US GAAP	Ps	292,718	Ps	369,122	Ps	355,223
Other comprehensive loss:
Deficit from restatement	(55,218)		(58,712)		(25,381)
Deferred loss on hedge activity	—		4,310		(4,310)
Comprehensive income under US GAAP	Ps	237,500	Ps	314,720	Ps	325,532

Taxes were not recorded for the deficit from restatement for the years ended December 31, 2003, 2002, and 2001.

The changes in accumulated other comprehensive loss as of December 31, 2003 and 2002 are as follows:

	Deficit from restatement		Deferred loss on hedge activity		Accumulated other comprehensive loss
Balance at December 31, 2001	Ps	(3,488,291)	Ps	(4,310)	Ps	(3,492,601)
Current year changes	(58,712)		4,310		(54,402)
Balance at December 31, 2002	(3,547,003)		—		(3,547,003)
Current year changes	(55,218)		—		(55,218)
Balance at December 31, 2003	Ps	(3,602,221)	Ps	—	Ps	(3,602,221)

L)                                     BUSINESS SEGMENT DATA

The Company is principally engaged in only one reportable line of business, which is the production and sale of corn flour throughout Mexico.

M)                                VALUATION AND QUALIFYING ACCOUNTS

The activity in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 is as follows:

Description	Balance at beginning of year		Additions		Deductions		Balance at year-end
Allowance for doubtful accounts:
Year ended December 31, 2003	Ps	38,202	Ps	5,726	Ps	1,761	Ps	42,167
Year ended December 31, 2002	36,531		3,838		2,167		38,202
Year ended December 31, 2001	33,758		13,067		10,294		36,531

N)                                   RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to the language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”.  The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”).  This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is sufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.  In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.  It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.  FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.