Form 20-F
period 2004-12-31
GRUPO INDUSTRIAL MASECA S A DE C V
filed 2005-06-30
CIK 914596

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to

Commission File Number: 1-13032

Grupo Industrial Maseca, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

N/A	United Mexican States
(Translation of Registrant's name into English)	(Jurisdiction of incorporation or organization)

Avenida Enrique Herrera 2307 Torre Martel Col. Valle Oriente San Pedro Garza García, Nuevo León 66290 México (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Class B Common Shares, without par value	New York Stock Exchange*
American Depositary Shares, each representing	New York Stock Exchange
15 Class B Common Shares, without par value

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

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

i

PRESENTATION OF FINANCIAL INFORMATION

        Grupo Industrial Maseca, S.A. de C.V., or GIMSA, is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States, or Mexico.

        In this Annual Report on Form 20-F, references to "pesos" or "Ps." are to Mexican pesos, and references to "U.S. dollars," "U.S.$," "dollars" or "$" are to United States dollars. "We," "our," "us," "our company," "GIMSA" and similar expressions refer to Grupo Industrial Maseca, S.A. de C.V. and its consolidated subsidiaries, except when the reference is specifically to Grupo Industrial Maseca, S.A. de C.V. (parent company only) or the context otherwise requires.

        This Annual Report contains our audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004. The financial statements have been audited by PricewaterhouseCoopers, an independent registered public accounting firm.

        We publish our financial statements in pesos and prepare our consolidated financial statements in accordance with accounting principles generally accepted in Mexico, commonly referred to as "Mexican GAAP." Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America, commonly referred to as "U.S. GAAP." See Note 15 to our audited consolidated financial statements for information relating to the nature and effect of such differences and for a quantitative reconciliation of our consolidated net income and stockholders' equity to U.S. GAAP.

        As the Mexican economy has experienced significant levels of inflation in the past, although in recent years inflation has declined significantly, we are required under Mexican GAAP to recognize the effects of inflation in our financial statements. Under Bulletin B-10, issued by the Mexican Institute of Public Accountants, we are required to present our financial information in inflation-adjusted monetary units to allow for more accurate comparisons of financial line items over time and to mitigate the distortive effects of inflation on our financial statements. Unless otherwise indicated, all financial information in this Annual Report has been restated in pesos of constant purchasing power as of December 31, 2004.

        We are required to determine our monetary position gain/loss to reflect the effect of inflation on our monetary assets and liabilities. We determine our net monetary position by subtracting our monetary liabilities from our monetary assets and then the resulting net monetary position is multiplied by the appropriate inflation rate for the period with the resulting monetary gain or loss reflected in earnings. In so doing, we can reflect the effect inflation is having on our monetary items.

MARKET SHARE AND OTHER INFORMATION

        The information contained in this Annual Report regarding our market position in Mexico is based on our own estimates. While we believe our internal research and estimates are reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy. All references to "tons" in this Annual Report refer to metric tons. One metric ton equals 2,204 pounds. Estimates of production capacity contained herein assume operation of the relevant facilities on the basis of 24 hours a day, 360 days a year on three shifts and assume only regular intervals for required maintenance.

FORWARD LOOKING STATEMENTS

        This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act, as amended, including the statements about our plans, strategies and prospects under "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects." Some of these statements contain words such as "believe," "expect," "intend," "anticipate," "estimate,"

"strategy," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual results to be materially different from those projected. These risks, uncertainties and factors include: general economic and business conditions, including changes in the Mexican peso/U.S. dollar exchange rate and conditions that affect the price of corn; potential changes in demand for corn flour or tortillas; price and product competition; and other factors discussed herein.

PART I.

Item 1.    Identity of Directors, Senior Management and Advisors.

  Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

  Not Applicable.

Item 3.    Key Information.

SELECTED FINANCIAL DATA

        The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of income data for the three years ended December 31, 2002, 2003 and 2004 and notes thereto set forth below have been derived from our consolidated financial statements. Such data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F.

        Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America. Note 15 to our consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders' equity.

        Pursuant to Mexican GAAP, the consolidated financial statements and the selected consolidated financial data set forth below restate the components of stockholders' equity using the Mexican National Consumer Price Index, or NCPI, and record gains and losses in purchasing power from holding monetary assets or liabilities. Under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the NCPI factors. Inventories are restated at current replacement costs, while fixed assets of foreign origin are restated by the inflation rate of the country of origin prior to translation to pesos at the period-end exchange rate. Mexican GAAP also requires restatement of all financial statements to pesos of constant purchasing power as of the date of the most recent balance sheet presented, and accordingly all data in the consolidated financial statements and in the selected consolidated financial data set forth below have been restated in pesos of constant purchasing power as of December 31, 2004. The effects of inflation accounting under Mexican GAAP, other than for the use of a specific index for the restatement of fixed assets of foreign origin, have not been reversed in the reconciliation to U.S. GAAP. See Note 15 to our consolidated financial statements.

	Year ended December 31,
	2000		2001		2002		2003		2004
	(Thousands of pesos of constant purchasing power as of December 31, 2004, except share and per share amounts)
Income Statement Data
Mexican GAAP:
Net sales	Ps.	5,765,254	Ps.	5,410,466	Ps.	5,209,159	Ps.	5,470,775	Ps.	5,786,792
Cost of sales		(4,106,072)		(3,781,312)		(3,665,999)		(4,038,877)		(4,263,907)
Gross profit		1,659,182		1,629,154		1,543,160		1,431,898		1,522,885
Selling, general and administrative expenses		(1,025,496)		(1,018,529)		(988,181)		(1,017,612)		(1,072,103)
Operating income		633,686		610,625		554,979		414,286		450,782
Comprehensive financing income (cost), net(1)		28,395		24,884		(29,258)		(4,995)		(478)
Other (expense) income, net:		(5,331)		(21,933)		(7,203)		8,392		(47,194)
Income before income taxes, employees' statutory profit sharing and minority interest		656,750		613,575		518,518		417,683		403,110
Income tax (current and deferred)		(196,113)		(180,024)		(75,194)		(65,662)		24,818
Net income		443,808		407,718		397,098		328,168		405,922
Earnings per share(2)		0.48		0.44		0.43		0.36		0.44
Dividends per share(3)		0.16		0.95		0.14		0.24		0.33
Weighted average number of shares outstanding (000s)		918,405		918,405		918,405		918,405		918,405
U.S. GAAP(4):
Net sales	Ps.	5,765,254	Ps.	5,410,466	Ps.	5,209,159	Ps.	5,470,775	Ps.	5,786,792
Operating income		593,184		552,425		493,215		374,314		406,436
Income before income taxes, employees' statutory profit sharing and minority interest		619,180		561,030		461,174		382,760		422,040
Net income		443,083		373,662		388,279		307,914		412,499
Earnings per share(2)		0.48		0.40		0.42		0.34		0.45
Dividends per share(3)		0.16		0.95		0.14		0.24		0.33
Weighted average number of shares outstanding (000s)		918,405		918,405		918,405		918,405		918,405

	Year ended December 31,
	2000		2001		2002		2003		2004
	(Thousands of pesos of constant purchasing power as of December 31, 2004)
Balance Sheet Data (Mexican GAAP):
Inventories	Ps.	1,009,010	Ps.	978,563	Ps.	1,098,786	Ps.	1,227,084	Ps.	1,154,745
Property, plant and equipment, net		4,807,876		4,533,379		4,306,556		4,098,580		3,802,267
Total assets		8,159,888		7,379,493		7,636,346		7,491,949		7,468,491
Short-term debt		—		—		—		—		—
Long-term debt		—		—		—		—		—
Deferred income taxes(5)		1,129,108		1,117,074		1,040,108		1,000,107		854,978
Capital stock		3,507,928		3,507,928		3,507,928		3,507,928		3,507,928
Total stockholders' equity		6,390,869		5,850,410		6,062,794		6,103,686		6,104,253
Balance Sheet Data (U.S. GAAP)(4):
Inventories	Ps.	1,009,010	Ps.	978,563	Ps.	1,098,786	Ps.	1,227,084	Ps.	1,154,745
Property, plant and equipment, net		5,052,100		4,790,129		4,534,887		4,314,747		4,083,326
Total assets		8,381,281		7,617,454		7,854,419		7,706,989		7,751,879
Short-term debt		—		—		—		—		—
Long-term debt		—		—		—		—		—
Deferred income taxes(5)		1,206,594		1,200,362		1,108,447		1,065,844		932,732
Capital stock		3,507,928		3,507,928		3,507,928		3,507,928		3,507,928
Total stockholders' equity		6,201,942		5,671,820		5,878,127		5,909,508		5,962,047

(1)
Includes interest expense, interest income, monetary position loss, net and foreign exchange gain (loss), net,

(2)
Calculated based on the weighted average number of shares outstanding. See Note 2N to the consolidated financial statements.

(3)
Dividend amounts are stated in pesos of constant purchasing power. Based on the noon buying rate on each of May 11, 2000, April 30, 2001, May 7, 2002, April 24, 2003 and April 30, 2004 and the respective dates on or about which the dividends were paid in each year, the Company's dividends per share was the equivalent of approximately U.S.$0.02, U.S.$0.09, U.S.$0.01, U.S.$0.02 and U.S.$0.03 for each of 2000, 2001, 2002, 2003 and 2004 respectively.

(4)
See Note 15 to the consolidated financial statements.

(5)
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

        Pursuant to Mexican law and our bylaws the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened annual shareholders' meeting. The amount of any future dividend would depend on, among other things, operating results, financial condition, cash requirements, losses for prior fiscal years, future prospects and other factors deemed relevant by the board of directors and the shareholders.

        In addition, under Mexican law, companies may only pay dividends:

  •
  from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

  •
  after any existing losses applicable to prior years have been made up or absorbed into capital;

  •
  after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company's paid-in capital stock; and

  •
  after shareholders have approved the payment of the relevant dividends at a duly convened meeting.

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

        During 2005, GIMSA resolved to pay dividends of Ps.303 million, stated in nominal terms, to be distributed to the shareholders in May 2005. During 2004, 2003 and 2002, GIMSA paid dividends to its shareholders, in nominal terms, of Ps.294 million, Ps.202 million and Ps.110 million, respectively. In pesos of constant purchasing power as of December 31, 2004, the dividends paid or payable to shareholders in 2004, 2003 and 2002 amounted to Ps.303 million, Ps.219 million and Ps.125 million.

Exchange Rate Information

        Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank (Banco de México) kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de México and allowed the peso to float freely against the U.S. dollar. The peso declined during the period from 1994 through 1998, at times in response to events outside of Mexico, but was relatively stable in 1999, 2000 and 2001. In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value. From the beginning of 2004 to date in 2005, the foreign exchange markets have been volatile due to international developments, especially the war in the Middle East, a weaker U.S. dollar, and rising international oil prices. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

        The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Noon Buying Rate (Ps. Per U.S.$)
Year
	High(1)		Low(1)		Average(2)		Period End
2000	Ps.	10.0870	Ps.	9.1825	Ps.	9.4716	Ps.	9.6180
2001		9.9720		8.9460		9.3255		9.1560
2002		10.4250		9.0005		9.7458		10.4250
2003		11.4063		10.1130		10.8460		11.2420
2004		11.6350		10.8050		11.2900		11.1540
2005 (through June 15)		11.4110		10.8125		11.0495		10.8305
December 2004		11.3285		11.1150		11.2010		11.1540
January 2005		11.4110		11.1715		11.2630		11.2065
February 2005		11.2060		11.0430		11.1370		11.0885
March 2005		11.3295		10.9755		11.1550		11.1770
April 2005		11.2998		11.0360		11.1120		11.0820
May 2005		11.0330		10.8850		10.9760		10.9125
June 2005(3)		10.8825		10.8125		10.8500		10.8305

(1)
Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)
Average of month-end rates.

(3)
Through June 15, 2005.

        On June 15, 2005, the noon buying rate for pesos was Ps.10.8305 to U.S.$1.00.

RISK FACTORS

Risks Relating to Mexico

Our Business Operations Could Be Affected by Economic Conditions in Mexico

        We are a Mexican company with all our consolidated assets located in Mexico and basically all our consolidated net sales derived from Mexico. In December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. In addition, the financial crises in 1998 and early 1999 in Asia, Russia and Latin America resulted in instability in the foreign exchange markets and international financial markets. These events resulted in limited liquidity for the Mexican government and for local corporations as well as an increase in interest rates in Mexico. Civil and political unrest in Venezuela or elsewhere could produce similar results. See "—Adverse Developments in Other Emerging Market Countries May Affect Mexico or the Price of Our Securities." The Mexican economy grew by 0.8% in 2002, 1.4% in 2003, 4.4% in 2004 and by an annualized rate of 2.4% in the first quarter of 2005.

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

        On December 1, 2000, Vicente Fox of the Partido Acción Nacional (National Action Party, or PAN) was inaugurated as president of Mexico, ending more than 70 years of presidential rule by the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate. In elections held in July 2003 the PAN lost additional seats in the Congress and state governorships. The resulting gridlock, which is expected to continue at least until the Mexican presidential elections in 2006, has impeded the process of structural reform in Mexico which may adversely affect economic conditions in Mexico, and consequently, our business, results of operation and financial condition. It is not clear what effect the presidential elections of 2006 and their outcome will have on economic conditions and on our business, results of operations and financial condition.

        In the case of our sales of corn flour, governmental policies have affected us negatively in the past and may do so in the future. The elimination of the tortilla subsidy for consumers, coupled with certain government's decisions reduced sales and hurt profits in 1999. Currently, the Mexican government issues corn import permits to various parties, including corn traders, typically based upon the availability of domestic corn, which contributes to the stability of domestic corn prices. However, in the past, particularly during election years, the Mexican government has increased the number of corn import permits, which had the effect of driving down the price of domestic corn, and consequently, reducing sales of corn flour. We currently depend on corn import permits to ensure an adequate supply of corn in non-corn producing regions of the country. We believe that a shortage of corn import permits would currently have a greater adverse impact on our results of operations than an increase in the number of corn imports. In the past, we have been able to obtain sufficient corn import permits to satisfy our corn requirements. Nevertheless, we cannot assure you that the Mexican government will not take actions that could adversely affect us. See "Item 4. Information on the Company—Business Overview—Regulations."

        The level of environmental regulation and enforcement in Mexico has increased in recent years. The Comisión Nacional del Agua ("National Water Commission" or "CNA") has brought enforcement proceedings against us for fees arising from our alleged water discharges from five of our facilities. While we are vigorously defending this action, we cannot assure you that we will succeed or that further actions of this type will not be brought against us. We expect the trend toward greater environmental regulation and enforcement to continue and to be accelerated by international agreements between Mexico and the United States. The promulgation of new environmental regulations or higher levels of enforcement may adversely affect us.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect the Business Climate in Mexico and Our Financial Condition and Results of Operations

        Mexico has experienced high levels of inflation in the past although in recent years inflation has declined significantly. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.70% for 2002, 3.98% for 2003 and 5.19% for 2004. The annual average of the 28-day CETES rate was 7.09% in 2002, 6.21% in 2003 and 6.84% in 2004. From January through May 2005, the inflation rate was 0.89%. On June 14, 2005, the 28-day CETES rate was 9.62%. While we have no outstanding debt at this time, high interest rates in Mexico may adversely affect the business climate in Mexico generally and our financing costs in the future and thus our financial condition and results of operations.

Developments in Other Countries Could Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

        The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors' reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. In addition, in the past, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries adversely affected the Mexican economy.

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

Risks Relating to Our Company

Fluctuations in the Cost and Availability of Corn May Affect Our Financial Performance

        Our financial performance may depend upon the price and availability of corn as it represented 68% of our cost of sales for 2004. Mexican and world markets have experienced periods of over-supply and shortage of corn, some of which have caused adverse effects on our results of operations. We cannot always predict whether or when shortages or over-supply of corn will occur. In addition, future Mexican or other governmental actions could affect the price and availability of corn. In 2004, the price of corn we purchased increased 1% from 2003. Any adverse developments in domestic and international corn markets could have a material adverse effect upon our business, financial condition, results of operations and prospects.

The Presence of Genetically Altered Corn in Our Products May Have a Negative Impact on Our Sales, Profits or Stock Price

        As we do not grow our own corn, we are required to buy these items from various producers in the United States, Mexico and elsewhere. Although we only buy corn from farmers and grain elevators who agree to supply us with approved varieties of grain and we have developed a protocol to test and monitor our grain for certain strains of bacteria and chemicals that have not been approved for human consumption, we may unwittingly buy genetically modified corn that is not approved for human consumption. This may result in costly recalls and subject us to lawsuits which may have a negative impact on our sales, profits or stock price.

Adverse Developments at Our Parent Company, GRUMA, May Increase Our Financing Costs or Otherwise Adversely Affect Us or Our Stock Price

        Gruma, S.A. de C.V., or GRUMA, our parent company is currently rated BBB- by Standard & Poor's and by Fitch, and Ba1 by Moody's. Future downgrades or changes in outlook, if any, could cause GRUMA's or our costs with respect to new debt to increase which could ultimately affect GRUMA's stock price as well as ours.

Risks Relating to Our Controlling Shareholders and Capital Structure

Holders of ADSs May Not Be Able to Vote at Our Shareholders' Meetings

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

Holders of ADSs Are Not Entitled to Attend Shareholder Meetings, and They May Only Vote Through the Depositary

        Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders' meeting or to appoint a proxy to do so. In addition, such voting instructions may be limited to matters enumerated in the agenda contained in the notice to shareholders and with respect to which information is available prior to the shareholders' meeting.

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

        We are under no obligation to, and there can be no assurance that we will, file a registration statement with the SEC to allow holders of our shares through ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the ADS depositary of preemptive rights and distribution of the proceeds from such sales to the holders of our shares through ADSs is not possible. As a result, the equity interest of holders of our shares through ADSs would be diluted proportionately and such holders may not receive any economic compensation. See "Item 10. Additional Information—Bylaws—Preemptive Rights."

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

Our Antitakeover Protections May Deter Potential Acquirors

        Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions could discourage transactions in which our shareholders might otherwise receive a premium for their shares over the then current market price. Holders of our securities who acquire shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty. For a description of these provisions, see "Additional Information—Bylaws—Antitakeover Protections."

We Have Significant Transactions With Our Parent Company GRUMA and Other Affiliates That Could Create Potential Conflicts of Interest

        In the ordinary course of business, we and certain of our subsidiaries enter into agreements with GRUMA, our parent company, and other affiliates, including agreements pertaining to the sharing of intellectual property, and providing technical and advisory support services. We also periodically provide loans to GRUMA, which owed us Ps.1,259 million (in nominal terms) as of June 15, 2005.

Transactions with affiliates may create the potential for conflicts of interest. See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions."

Exchange Rate Fluctuations May Affect the Value of Our Shares

        Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar value of an investment in our shares and of dividend and other distribution payments on those shares. See "Item 3. Key Information—Exchange Rate Information."

Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments With Respect to Their Rights as Shareholders

        As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexican in respect of their ownership interests in us and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in us. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our Controlling Shareholder Can Exert Substantial Control Over Our Company

        As of April 29, 2005, Mr. Roberto González Barrera controlled, directly and indirectly, approximately 52.4% of the outstanding shares of GRUMA, our parent company. GRUMA owns 83.2% of our outstanding shares. Consequently, Mr. González Barrera has the power to elect the majority of our directors and to determine the outcome of most actions requiring approval of our stockholders, including the declaration of dividends.

        Mr. González Barrera has pledged part of his shares in GRUMA to secure some of his borrowings. If there is a default and the lenders enforce their rights against any or all of these shares, Mr. González Barrera could lose control over GRUMA and a change of control could result. In addition, this could trigger a default in one of GRUMA's credit agreements and have a material adverse effect upon our business, financial condition, results of operations and prospects.

We Are a Holding Company and Depend Upon Dividends and Other Funds From Subsidiaries to Service Our Debt

        We are a holding company with no significant assets other than the shares of our subsidiaries. As a result, our ability to meet any debt service obligations depends primarily upon our receiving sufficient funds from our subsidiaries. As of June 15, 2005, we have no debt. Under Mexican law, companies may only pay dividends:

  •
  from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

  •
  after any existing losses applicable to prior years have been made up or absorbed into capital;

  •
  after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company's paid-in capital stock; and

  •
  after shareholders have approved the payment of the relevant dividends at a duly convened meeting.

Item 4. Information on the Company.

HISTORY AND DEVELOPMENT

        Grupo Industrial Maseca, S.A. de C.V. is a corporation (sociedad anónima de capital variable) registered in Monterrey, Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on March 12, 1981 with a corporate life of 99 years. Our full legal name is Grupo Industrial Maseca, S.A. de C.V., but we are also known as GIMSA and Maseca. The address of our principal executive office is located at Enrique Herrera 2307, Torre Martel, Col. Valle Oriente, San Pedro Garza García, Nuevo León, 66290 México, and our telephone number is (52) 818-3-99-33-00. Our legal domicile is Monterrey, Nuevo León, México.

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

        We believe we are one of the largest corn flour producers in Mexico and that the gradual transition to the dry corn flour method offers significant opportunities for further growth.

Operations and Capital Expenditures

        We currently own 17 corn flour mills, all of which are located throughout Mexico, typically within corn growing regions and those of large tortilla consumption. One of the plants (Chalco) is temporarily closed. The Chalco plant has been inactive since October 1999. We have temporarily shifted production to other plants to achieve savings in overhead costs. These idled assets are not being depreciated since the carrying value is expected to be recovered and the remaining useful life is maintained. During 2004 we decided to delay the use of these assets, which was planned for the fourth quarter of 2004, and instead increased the utilization of existing capacity at our other plants as part of our programs for production efficiency.

        In recent years, our capital expenditures for our plants were primarily used to update technology and corn flour production process. We spent U.S.$2.9 million, U.S.$7.2 million and U.S.$5.4 million for these purposes in 2002, 2003 and 2004, respectively. Although no assurances can be given as to future levels of capital expenditures, during the first quarter of 2005 we spent U.S.$1.7 million on investments in fixed assets of GIMSA in 2005, and currently project total investments in fixed assets during 2005 of approximately U.S.$10.0 million, which will be used primarily for upgrading production equipment, acquisition of transportation equipment and information technology upgrades.

BUSINESS OVERVIEW

Principal Products

        We produce, market and sell corn flour in Mexico, which is then used in the preparation of tortillas and other related products. In 2004, we had net sales of Ps.5,787 million. We believe we are one of the largest corn flour producers in Mexico. We estimate that our corn flour is used in one third of the corn tortillas consumed in Mexico. We sell corn flour in Mexico under the brand name MASECA®. MASECA® flour is a ready-mixed corn flour that becomes dough when water is added. This corn dough can then be pressed to an appropriate thickness, cut to shape and cooked to produce tortillas and similar food products.

        We produce over 40 varieties of corn flour for the manufacture of different food products. We sell corn flour to tortilla and tortilla chip manufacturers as well as in the retail market. Our principal corn flour product is a standard fine-textured, white flour used to manufacture tortillas.

        We also produce and sell tortillas through several small tortilla shops mainly located in central Mexico. Our tortilla sales represent approximately 1% of our total sales volume and approximately 2% of our net sales.

Sales and Marketing

        We sell packaged corn flour in bulk principally to thousands of tortilla and tortilla chip manufacturers who purchase in 20-kilogram sacks and in the retail market which purchases in one-kilogram packages. To a lesser extent, we also produce and sell tortillas to the end consumer.

        The following table sets forth our bulk and retail sales volumes of corn flour in Mexico and our tortilla sales volume for the periods indicated.

	Year Ended December 31,
	2002		2003		2004
	Tons	%	Tons	%	Tons	%
Corn Flour
Bulk	1,167,037	83	1,182,875	84	1,223,585	85
Retail	206,344	15	204,730	15	207,858	14

Tortillas	23,856	2	18,460	1	16,400	1

Total	1,397,237	100	1,406,065	100	1,447,843	100

        Our corn flour customer base is comprised primarily of bulk sales to small tortilla producers, or tortillerías, which purchase corn flour in 20-kilogram sacks and produce tortillas on their premises, which are then sold locally. Retail sales of corn flour are channeled to two distinct markets: urban centers and rural areas. Sales to urban consumers are made mostly through supermarket chains that use their own distribution networks to distribute MASECA® flour or through wholesalers who sell the product to smaller grocery stores throughout Mexico. Sales to rural consumers are made principally through the Mexican government's social and distribution program Distribuidora Conasupo, S.A., or DICONSA, which consists of a network of small government-owned stores and which supplies rural areas with basic food products. Our sales representatives are mainly concerned with promoting the dry corn flour method to tortilla producers. Mexico's tortilla industry is highly fragmented, consisting mostly of tortillerías, many of which continue to utilize, what is in our opinion, the relatively inefficient wet corn dough method of tortilla production. We estimate that the traditional wet corn dough method accounts for approximately half of all tortillas produced in Mexico. Tortilla producers that do not utilize corn flour buy the wet dough from dough producers or buy and mill their own corn and produce the wet dough themselves.

        This traditional method is a rudimentary practice requiring more energy, time and labor because it involves cooking the corn in water and with lime, milling the cooked corn, creating and shaping the dough, and then making tortillas from that dough. We pioneered the dry corn flour method in which we mill the raw corn in our facilities into corn flour. Tortilla producers and consumers, once they acquire the corn flour, may then simply add water to transform the flour into wet dough to produce tortillas. We believe the preparation of tortillas using the dry corn flour method possesses several advantages over the traditional method. Our internal studies show that the dry corn flour method consumes less water, electricity, fuel and labor. We estimate that one kilogram of corn processed through the corn flour method yields more tortillas on average than a similar amount of corn processed using the traditional method. Corn flour is also transported more easily than wet corn dough and has a shelf life of approximately three months, compared with one or two days for wet corn dough. The market for wet corn dough is limited due to the perishable nature of the product, restricting sales of most wet corn dough producers to their immediate geographic areas. Additionally, the corn flour's longer shelf life makes it easier for consumers in rural areas, where tortillerías are relatively scarce, to produce their own tortillas.

        We believe in the benefits of our dry corn flour method and, thus also, believe that we have substantial opportunities for growth by encouraging a transition to our method. Corn flour is primarily used to produce corn tortillas, a principal staple of the Mexican diet. The tortilla industry is one of the largest industries in Mexico as tortillas constitute the single largest component of Mexico's food industry. However, there is still reluctance to abandon traditional practice, particularly in central and southern Mexico, because corn dough producers and/or tortilla producers using the traditional method incur lower expenses by working in an underground economy. Additionally, generally, such producers are not required to comply with environmental regulations, which also represent savings for them. To the extent regulations in Mexico are enforced and we and our competitors are on the same footing, we expect to benefit from these developments.

        We have embarked on several programs to promote corn flour sales to tortilla producers and consumers. We offer incentives to potential customers, such as small independent tortillerías, to convert to the corn flour method from the traditional wet corn dough method. The incentives we offer include new, easy to use equipment designed specifically for small-volume users, financing, and individualized training. For example, in order to assist traditional tortilla producers in making the transition to corn flour, we sell specially designed mixers made by Tecnomaíz, S.A. de C.V., or Tecnomaíz, one of GRUMA's research and development subsidiaries. We also help our tortillería customers to improve sales by directing consumer promotions to heighten the desirability of their products and increase consumption, which, in turn, should increase corn flour sales. These efforts to improve sales include prime time advertising on television as well as radio, magazine and billboard advertising. In 2005, we intend to have our specialized sales teams continue their efforts to provide better and more individualized service to different types of customers.

        During 2004 we implemented initiatives focused on developing a successful business model for our customers to increase the consumption of corn-flour based products generally and our products specifically. Our strategy was based on a comprehensive business proposal that included the following product, service and marketing objectives:

  •
  development of new types of corn flour for our customers;

  •
  design of individualized support regarding the type of machinery required for their business, financial advisory and training;

  •
  assistance to customers in the development of new profitable distribution methods to increase their market penetration and sales;

  •
  development of tailored marketing promotions to increase consumption in certain customer segments; and

  •
  assistance to customers in the development of new higher margin products such as tortilla chips, taco shells and enchilada tortillas, reflecting current consumption trends;

        During 2004 we implemented a national marketing campaign to emphasize the benefits and nutritional value of tortillas made with 100% MASECA® corn flour. This campaign targeted both consumption of tortillas made by our customers and consumption of our retail corn flour packages sold directly to consumers by repositioning the use of corn flour not only for making tortillas but for a wide variety of foods which are part of the Mexican diet. We believe this campaign has helped to increase the recognition of the MASECA® brand, created a greater awareness about tortillas made with 100% MASECA® corn flour and created a greater awareness of the nutritional value of tortillas made of natural ingredients. We believe this campaign has also helped us to position MASECA® corn flour as a nutritional product which can be used in the production of tortillas and other foods. In addition, we believe that this campaign has helped contribute to the perception that tortillas are a healthy alternative to other food products.

Competition and Market Share

        We face competition on three levels—from other corn flour producers, from sellers of wet corn dough and from the many tortillerías that produce their own wet corn dough on their premises. Our estimates indicate that about half of tortilla producers continue to use the traditional wet corn dough method.

        Our biggest challenge in increasing the use of corn flour is the prevalence of the traditional method (cooked-corn method). In the corn flour industry, our principal competitors are Grupo Minsa, S.A. de C.V. and regional corn flour producers. We compete against other corn flour manufacturers on the basis of quality, brand recognition, technology, customer service and nationwide coverage. We believe that we have certain competitive advantages resulting from our proprietary technology, greater economies of scale and broad geographic coverage, which may afford us opportunities to more effectively source raw materials and reduce transportation costs.

Seasonality

        The demand for corn flour varies slightly with the seasons. After the May/June and December harvests, when corn is more abundant and thus less expensive, tortilla producers are more inclined to purchase corn and use the traditional method. In the months immediately preceding such harvests, corn is more costly and in shorter supply and more tortilla producers then employ the corn flour method of production.

Raw Materials

        Corn is the principal raw material required for the production of corn flour, and constituted approximately 68% of our cost of sales for 2004. We believe we have the most extensive nationwide corn purchasing capabilities of any corn flour producer in Mexico, providing us with a competitive advantage. We purchase corn primarily from Mexican growers and grain elevators, and from world markets at international prices under import permits granted by the Mexican government. All of our domestic corn purchases are made on a spot basis pursuant to short-term contractual arrangements, some of them in the form of oral agreements entered into at the beginning of the harvest. Compañía Nacional Almacenadora, S.A. de C.V., our subsidiary, contracts for and purchases the corn, and also monitors, selects, handles and ships the corn.

        We believe that the diverse geographic locations of our production facilities in Mexico enables us to achieve savings in raw material transportation and handling. In addition, by sourcing corn locally for our plants, we are better able to communicate with local growers concerning the size and quality of the corn crop and are better able to maintain quality control. In Mexico, we purchase corn on delivery in order to strengthen our ability to obtain the highest quality corn on the best terms.

        Traditionally, domestic corn prices in Mexico tend to be higher than those abroad, and typically follow trends in the international market only when corn prices are increasing. During most periods, the price at which we purchase corn depends on the international corn market. As a result, corn prices are sometimes unstable and volatile. For more information regarding the government's effect on corn prices, see "Item 4. Information on the Company—Business Overview—Regulations."

        In addition to corn, the other principal materials and resources used in the production of corn flour are packaging materials, water, lime and energy. We believe that our sources of supply for these materials and resources are adequate, although energy and packaging costs tend to be volatile.

Distribution

        Our products are distributed through independent transport firms contracted by us. Most of our sales are made free-on-board at our plants, in particular those to tortilla manufacturers. With respect to other sales, in particular retail sales (one-kilogram packages), sales to the Mexican government and sales to large supermarket chains, we pay the freight cost.

Regulations

Corn Commercialization Program

        Since December 1996, ASERCA, a Mexican government agency, has administered a program designed to promote the purchase of corn in certain regions of Mexico. This program supports Mexican corn growers exclusively. The ASERCA program has the following guidelines:

  •
  Support corn growers by setting a target price and paying the difference versus market price.

  •
  Support corn growers by providing economic support to reduce the cost of raw materials required for its corn crops.

  •
  Support a portion of the freight expenses related to the distribution of excess corn to regions far from the corn growing area in seasons when there is excess corn. This support for freight expenses applies to any corn buyer that can prove that the purchased corn will be consumed in regions where there is no corn available and that are distant to the regions where corn is grown. In the case of the corn flour industry, the distance must be at least 740 km outside the corn growing area, excluding the central zone of Mexico.

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

ORGANIZATIONAL STRUCTURE

        We are a subsidiary of GRUMA, a Mexican holding company with operations in Mexico, the United States, Venezuela, Central America, United Kingdom, the Netherlands and Italy. Our sister companies produce corn flour in other countries as well as packaged tortillas, other tortilla-related products and wheat flour. In 2004 our sales comprised 22% of GRUMA's total sales.

        We are also currently the parent of the following wholly-owned and majority-owned subsidiaries, all incorporated in Mexico. They all engage in the production of corn flour and related activities including arranging for the purchase of corn and other raw materials. In addition, to enhance our presence in particular geographic areas, we have transferred a minority interest in certain subsidiaries to local investors, unions and development agencies.

Percentage of ownership
Corn flour manufacturing subsidiaries:
Molinos Azteca, S.A. de C.V.(1)(2)	100.00%
Harinera de Veracruz, S.A. de C.V.	100.00%
Molinos Azteca de Jalisco, S.A. de C.V.	100.00%
Molinos Azteca de Chalco, S.A. de C.V.	57.40%
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00%
Harinera de Yucatán, S.A. de C.V.	88.57%
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00%
Molinos Azteca de Chiapas, S.A. de C.V.	90.00%
Molinos Azteca de Veracruz, S.A. de C.V.	100.00%
Service and other subsidiaries:
Compañía Nacional Almacenadora, S.A. de C.V.	100.00%
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.(2)	100.00%
Industria Tortilladora Azteca, S.A. de C.V.	100.00%
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00%

(1)
On January 1, 2004 Industrias de Río Bravo, S.A. de C.V. merged with Molinos Azteca, S.A. de C.V.

(2)
On May 1, 2005 Servicios Administrativos y Financieros Gimsa, S.A. de C.V. merged with Molinos Azteca, S.A. de C.V.

PROPERTY, PLANTS AND EQUIPMENT

        As of December 31, 2004, we owned 17 corn flour mills throughout Mexico, with a total annual installed capacity of approximately 2,408 thousand tons. The table below summarizes the location, size, installed capacity, and percentage utilization of our corn flour manufacturing facilities:

Corn Flour Manufacturing Facility	Location	Approx. Size (square meters)	Installed Capacity (thousands of tons)	% Utilization (annualized rate)
Chihuahua	Chihuahua, Chih.	18,400	126	51%
Nuevo León	Guadalupe, N.L.	25,200	246	66%
Tampico	Altamira, Tamps.	9,800	84	57%
Río Bravo	Río Bravo, Tamps.	20,800	84	65%
Chiapas	Ocozocuzutla, Chis.	25,900	162	80%
Obregón	Obregón, Son.	10,200	84	64%
Mexicali	Mexicali, B.C.	19,300	81	71%
La Paz	Cd. Constitución, B.C.S.	8,800	19	92%
Nayarit	Acaponeta, Nay.	14,100	126	66%
Culiacán	Culiacán, Sin.	7,500	49	91%
Bajío	Silao, Gto.	34,100	243	54%
Jalisco	Guadalajara, Jal.	31,000	162	63%
México	Teotihuacan, Edo.de México	31,700	288	69%
Chinameca	Chinameca, Ver.	18,600	168	72%
Veracruz	Veracruz, Ver.	28,800	162	61%
Mérida	Mérida, Yuc.	25,900	81	95%
Chalco	Chalco, Edo. de México	25,600	243	0%

        For information regarding environmental issues affecting our utilization of the corn flour mills, see "Item 4. Business Overview—Regulations—Environmental Regulations" and for information regarding our capital expenditure plans, see "Item 4. Information on the Company—History and Development—Operations and Capital Expenditures."

Item 5.    Operating and Financial Review and Prospects.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein. Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in certain significant respects. See Note 15 to the consolidated financial statements for information related to the nature and effect of such differences, as they relate to us and a quantitative reconciliation to U.S. GAAP of our consolidated net income and stockholders' equity.

Inflation Accounting

        Mexican GAAP requires that financial statements recognize the effect of inflation in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, as amended. The intended effect of such recognition is to present all information in comparable monetary units and thereby eliminate the distorting effect of inflation in the financial statements. Unless otherwise stated herein, financial information in the financial statements and throughout this Form 20-F has been restated in pesos of constant purchasing power as of December 31, 2004.

        Mexican inflation accounting requires, among other considerations, the determination of comprehensive financing cost, which is composed of interest expense, interest income, foreign exchange gains or losses and an item called monetary position gain or loss. The monetary position gain or loss account is used to reflect the effect of inflation on a company's monetary assets and liabilities. By determining a company's net monetary position (monetary assets minus monetary liabilities) and applying inflation indices for the period under consideration, the impact of inflation on a company's monetary items may be quantified and reflected in earnings. Thus, if monetary liabilities are larger than monetary assets, the company will recognize a gain from inflation as its liabilities will be worth less upon repayment due to the reduced value of the currency from inflation. If monetary assets exceed monetary liabilities, on the other hand, the company will recognize a loss as its monetary assets will be worth less in terms of purchasing power.

Critical Accounting Policies

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses certain financial information included in our consolidated financial statements, which have been prepared in accordance with Mexican GAAP as promulgated by the Mexican Institute of Public Accountants. A reconciliation from Mexican GAAP to U.S. GAAP of net income and total stockholders' equity is included in Note 15 to our consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

        We have identified the most critical accounting principles that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations. These policies are outlined below.

        Additional accounting policies that are also used in the preparation of our consolidated financial statements are outlined in the notes to our consolidated financial statements included in this Annual Report. See Note 2 to our consolidated financial statements.

Property, Plant and Equipment

        We depreciate our property, plant and equipment over their respective estimated useful lives. Useful lives are based on management's estimates of the period that the assets will continue to support production requirements or generate sales of our products and are adjusted when those estimates change. Estimates are based on the nature of the asset, historical usage with consideration given to technological changes, our current strategy, as well as internal engineering studies. To the extent that our estimates are incorrect, our periodic depreciation expense or carrying value of our assets may be impacted.

        We evaluate, at least annually, any event or change in circumstances that indicate that the book value of our property, plant and equipment will not be recovered. When applicable, we perform impairment tests as follows:

        Fair value of assets held for use is determined using the higher between the discounted net cash flows expected from the assets and the market price; an impairment loss is recorded to the extent that the net book value exceeds the fair value of the assets. Market price is determined using market values or transactions with similar assets less costs to sell and can be based on third-party valuations. Fair value of assets held for use that are temporarily idle is also based on market price less costs to sell.

        Fair value of assets to be disposed of is determined using the lower between book value and market price; an impairment loss is recognized for the excess of book value over market price. These assets are subsequently restated using NCPI factors and are no longer depreciated or amortized.

        The estimates of undiscounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation; nevertheless, actual future results may differ.

        Primarily as a result of plant rationalization, certain facilities and equipment are not currently in use in operations. We have recorded impairment losses related to certain unused assets and additional losses may potentially occur in the future if our estimates are not accurate.

Goodwill

        Until December 31, 2003, goodwill was amortized on a straight-line basis over estimated useful lives. Starting January 1, 2004 we adopted the provisions of Bulletin B-7 "Business Combinations" and consequently, ceased the amortization of goodwill and started to perform annual impairment tests.

        The identification and measure of goodwill impairment involves the estimation of fair value of the reporting units. A reporting unit is constituted by a group of one or more cash generating units. Estimates of fair value are primarily determined using discounted cash flows. Cash flows are discounted at present value and an impairment loss is recognized if such discounted cash flows are lower than the net book value of the reporting unit.

        These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We perform internal valuation analyses and consider relevant internal data as well as other market information that is publicly available.

        This approach uses significant estimates and assumptions including projected future cash flows (including timing), a discount rate reflecting the risk inherent in future cash flows and a perpetual growth rate. Inherent in these estimates and assumptions is a certain level of risk which we believe we have considered in our valuation. Nevertheless, if future actual results differ from estimates, a possible impairment charge may be recognized in future periods related to the write-down of the carrying value of goodwill.

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

Factors Affecting Financial Condition and Results of Operations

General

        In recent years, our financial condition and results of operations have been significantly influenced by some or all of the following factors:

  •
  level of demand for tortillas and corn flour;

  •
  effects of government polices on imported corn and corn prices;

  •
  costs of energy; and

  •
  cost of corn, among others.

RESULTS OF OPERATIONS

        We believe we are the leading Mexican producer of corn flour. Corn flour is used primarily to make tortillas, one of the principal staples of the Mexican diet. We estimate that our corn flour is used in one third of the corn tortillas consumed in Mexico. We believe that the overall increase in corn flour industry sales since 1989 has resulted primarily from the substitution of the corn flour method for the traditional method in the production of tortillas.

        The following table sets forth certain income statement and operating data for our company for each of the periods indicated, expressed as a percentage of total sales and based on data expressed in pesos of constant purchasing power as of December 31, 2004:

	Year Ended December 31,
	2002	2003	2004
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	70.4	73.8	73.7
Gross Profit	29.6	26.2	26.3
Selling, General and Administrative Expenses	19.0	18.6	18.5
Operating Income	10.7	7.6	7.8
Comprehensive Financing Income (Cost), net	(0.6)	(0.1)	0
Income Taxes	(1.4)	(1.2)	0.4
Net Income	7.6	6.0	7.0

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

Net Sales

        Our net sales increased by 6% to Ps.5,787 million in 2004 compared with Ps.5,471 million in 2003. The increase in net sales resulted from higher sales volume and higher corn flour prices. We selectively and gradually implemented price increases throughout 2004, especially during the fourth quarter, to offset higher energy and corn costs. In constant peso terms, the average price of corn flour increased 3% in 2004 compared to 2003. Our sales volume increased 3.0% in 2004 to 1,447,843 tons from 1,406,065 tons in 2003 due to (1) the development of new types of corn flour, which prompted some of our corporate customers to use us as their preferred supplier, (2) sales volume growth of our supermarket clients, and (3) export sales to our sister company, Gruma Corporation, a wholly owned subsidiary of GRUMA.

Cost of Sales

        Our cost of sales as a percentage of net sales decreased slightly to 73.7% in 2004 from 73.8% in 2003 as a result of the aforementioned price increases which more than offset cost increases. In constant peso terms, our cost of sales increased 6% to Ps.4,264 million in 2004 from Ps.4,039 million in 2003 in connection with sales volume growth and cost increases, especially with regard to energy and corn.

Gross Profit

        Our gross profit increased 6% in 2004 to Ps.1,523 million compared to Ps.1,432 million in 2003. Our gross profit margin increased to 26.3% in 2004 compared to 26.2% in 2003.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses, or SG&A expenses, as a percentage of net sales decreased slightly to 18.5% in 2004 from 18.6% in 2003 due to better expense absorption reflecting higher corn flour prices. In constant peso terms, SG&A expenses increased 5% to Ps.1,072 million in 2004 from Ps.1,018 million in 2003 as a result of higher selling expenses stemming from our national marketing campaign launched at the end of 2003.

Operating Income

        Operating income increased 9% to Ps.451 million in 2004 compared to Ps.414 million in 2003 due to higher sales volumes and higher prices. Our operating margin increased to 7.8% in 2004 compared to 7.6% in 2003.

Comprehensive Financing Cost (Income), Net

        Net comprehensive financing cost decreased 90% to Ps.0.5 million in 2004 compared to Ps.5 million in 2003. The components of comprehensive financing cost, together with an explanation of the significant changes, are detailed in the following chart:

Items	2004		2003		Change		Comments
	(in millions of pesos of constant purchasing power as of December 31, 2004)
Interest expense	Ps.	8.5	Ps.	7	Ps.	1.5	•	Higher weighted-average interest rates
Interest income		(90)		(70)		20	•	Higher cash balances and higher weighted-average interest rates
Foreign Exchange Loss (Gain)		(3)		4		(7)	•	1% peso appreciation against the U.S. dollar in 2004
Monetary Position Loss (Gain)		85		64		21	•	Higher inflation and higher weighted-average net monetary asset position

Total	Ps.	0.5	Ps.	5	Ps.	(4.5)

Income Taxes and Employees' Statutory Profit Sharing

        The provision for income taxes and employees' statutory profit sharing decreased 125% to an income of Ps.17 million in 2004 compared to a Ps.68 million charge in 2003 due to a reduction in deferred liabilities, partially caused by a reduction in the statutory income tax rates enacted in 2004.

        Our effective tax rate (income tax and employees' statutory profit sharing) for 2004 was (4.3)% as compared to 16.4% in 2003.

Net Income

        Our net income increased 24% to Ps.406 million in 2004 compared to Ps.328 million in 2003, and our net margin improved to 7.0% in 2004 from 6.0% in 2003.

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002

Net Sales

        Our net sales increased by 5% to Ps.5,471 million in 2003 compared with Ps.5,209 million in 2002. The increase in net sales resulted primarily from corn flour price increases related to higher corn costs and was also due to higher sales volume. We gradually implemented price increases throughout 2003 to offset higher corn costs although we were not able to do so to an extent to fully reflect higher corn costs. In constant peso terms, the average price of corn flour increased 4% in 2003 compared to 2002. Our sales volume increased 1% in 2003 to 1,406,065 tons from 1,397,237 tons in 2002 due to higher sales volume to DICONSA resulting from a modification in our sales structure.

Cost of Sales

        Our cost of sales as a percentage of net sales increased to 73.8% in 2003 from 70.4% in 2002 due primarily to higher corn costs and, to a lesser extent, higher fuel, electricity and additive costs which were only partially off-set by our gradual price increases during the year. In constant peso terms, our cost of sales increased 10% to Ps.4,039 million in 2003 from Ps.3,666 million in 2002.

Gross Profit

        Our gross profit decreased 7% in 2003 to Ps.1,432 million compared to Ps.1,543 million in 2002. Our gross profit margin decreased to 26.2% in 2003 compared to 29.6% in 2002.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses, or SG&A expenses, as a percentage of net sales decreased to 18.6% in 2003 from 19.0% in 2002 due to better expense absorption related to higher corn flour prices. In constant peso terms, SG&A expenses increased 3% to Ps.1,018 million in 2003 from Ps.988 million in 2002, mainly as a result of higher selling expenses due to improvements in the commercialization and customer-service infrastructure.

Operating Income

        Operating income decreased 25% to Ps.414 million in 2003 compared to Ps.555 million in 2002. Our operating margin declined to 7.6% in 2003 compared to 10.7% in 2002.

Comprehensive Financing Cost (Income), Net

        Net comprehensive financing cost decreased 83% to Ps.5 million in 2003 compared to Ps.29 million in 2002. The components of comprehensive financing cost, together with an explanation of the significant changes, are detailed in the following chart:

Items	2004		2003		Change		Comments
	(in millions of pesos of constant purchasing power as of December 31, 2004)
Interest expense	Ps.	7	Ps.	14	Ps.	(7)	•	Lower weighted-average interest rates
Interest income		(70)		(81)		11	•	Lower weighted-average interest rates
Foreign Exchange Loss (Gain)		4		5		(1)	•	8% peso devaluation against the U.S. dollar in 2003
Monetary Position Loss (Gain)		64		91		(27)	•	Lower inflation and lower weighted-average net monetary asset position

Total	Ps.	5	Ps.	29	Ps.	(24)

Income Taxes and Employees' Statutory Profit Sharing

        The provision for income taxes and employees' statutory profit sharing decreased 32% to Ps.68 million in 2003 compared to Ps.100 million in 2002 due to changes to the statutory income tax rate, which will be reduced gradually from 35% to 32% beginning in 2003 (34%) and continuing through 2005 (32%). To a lesser extent, the decrease also resulted from lower pre-tax income.

        Our effective tax rate (income tax and employees' statutory profit sharing) for 2003 was 16.4% as compared to 19.4% in 2002.

Net Income

        Our net income decreased 17% to Ps.328 million in 2003 compared to Ps.397 million in 2002, and our net margin declined to 6.0% in 2003 from 7.6% in 2002.

LIQUIDITY AND CAPITAL RESOURCES

        Our liquidity and capital resource requirements in recent years reflect capital expenditures used for upgrades of our equipment, working capital requirements and the payment of dividends. Although no assurances can be given as to future levels of capital expenditures, during the first quarter of 2005 we invested U.S.$1.7 million in fixed assets, and currently project total investments in fixed assets during 2005 of approximately U.S.$10.0 million, which will be used primarily for upgrading production equipment, acquisition of transportation equipment and information technology upgrades.

        We fund our liquidity and capital resource requirements through cash generated from operations. Funds generated from operations were Ps.606.7 million in 2004, Ps.583.1 million in 2003 and Ps.681.9 million in 2002. Our current general policy is to fund our inventory purchases with either cash or short-term borrowings through uncommitted lines of credit with various Mexican and foreign financial institutions, the terms and conditions of which we negotiate at the time of purchase.

        We believe that our cash reserves and cash generated from operations will be sufficient during the next 12 months to meet our liquidity requirements. Because we rely on cash generated from operations to fund our liquidity and capital resource requirements, factors that cause our revenues and net income to increase or decrease could also cause our sources of liquidity to increase or decrease. These factors include fluctuations in the demand for, or price of, our products, as well as fluctuations in the price of corn and tortillas. Approximately 6.93%, 4.06% and 4.29% of our net sales were to a major customer in 2002, 2003 and 2004, respectively.

        On December 31, 2004, we had cash and cash equivalents of Ps.206.3 million (U.S. $18.5 million), none of which was denominated in U.S. dollars. See Note 12 to the consolidated financial statements for a discussion of foreign currency balances.

        Our sources of liquidity are similarly affected by transactions that we enter into in the ordinary course of business with GRUMA and other affiliates, including agreements pertaining to the sharing of intellectual property, and providing technical and advisory support services. GRUMA periodically enters into short-term credit arrangements with us, where we provide GRUMA with funds for working capital at market interest rates. These transactions are made in the ordinary course of business since GRUMA operates as the central treasurer for its subsidiaries. GRUMA owed us Ps.1,259 million as of June 15, 2005 at an average interest rate for this year up to such date of 10.9%. For more information regarding these transactions, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions."

        We intend to mitigate potential liquidity risks by using available uncommitted lines of credit that we have with various Mexican and foreign financial institutions. Should we elect to utilize the uncommitted lines of credit, we would have to negotiate the terms and conditions at that time. We cannot assure you that we will succeed in this regard.

        As of December 31, 2004, we had no outstanding debt.

        We and our subsidiaries had net working capital, defined as current assets (excluding cash and cash equivalents) minus current liabilities, of Ps.2,839 million and Ps.2,690 million as of December 31, 2004 and 2003, respectively.

RESEARCH AND DEVELOPMENT

        We do not conduct our own research and development activities in connection with corn flour production equipment. Instead, our operating subsidiaries contract for certain technology and maintenance services with our sister company INTASA, a wholly-owned subsidiary of GRUMA. Pursuant to these agreements, each operating subsidiary pays INTASA 0.5% of consolidated net sales (subject to certain adjustments), which amounted to Ps.27 million, Ps.26 million and Ps.24 million as of

December 31, 2004, 2003 and 2002, respectively in exchange for technology and maintenance services. Each of our corn flour facilities use proprietary technology developed by INTASA.

TREND INFORMATION

        Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for tortillas and corn flour, government policies regarding the Mexican tortilla and corn flour industry, the cost of corn, and energy, among others.

OFF-BALANCE SHEET ARRANGEMENTS

        We currently have no off-balance sheet arrangements outstanding although we may enter into such arrangements in the future.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        At December 31, 2004, material contractual obligations and commercial commitments were as follows:

Contractual Obligations and Commercial Commitments	Total	Less than 1 Year	From 1 to 3 Years	Over 3 Years
		(in millions of U.S. dollars)
Operating lease obligations	0.758	0.417	0.341	—

Total	0.758	0.417	0.341	—

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

        Net income under U.S. GAAP amounted to Ps.412.5 million in 2004, Ps.307.9 million in 2003 and Ps.388.3 million in 2002, compared with net income under Mexican GAAP of Ps.405.9 million in 2004, Ps.328.2 million in 2003 and Ps.397.1 million in 2002.

        Stockholders' equity under U.S. GAAP amounted to Ps.5,962.0 million in 2004 and Ps.5,909.5 million in 2003, compared with stockholders' equity under Mexican GAAP of Ps.6,104.3 million in 2004 and Ps.6,103.7 million in 2003.

        See Note 15 to the consolidated financial statements for a discussion of the adjustments under U.S. GAAP.

NEW ACCOUNTING STANDARDS

New Accounting Pronouncements under Mexican GAAP

        In December 2003, the Mexican Institute of Public Accountants issued Bulletin D-3, "Labor Liabilities" ("Bulletin D-3"), which is effective as of January 1, 2005. Bulletin D-3 establishes rules for the calculation of the cost and liability for retirement benefit plans, as well as guides for the valuation of liabilities for early reduction or extinction of benefits in a retirement plan. Additionally, this bulletin provides the requirements of valuation, presentation and disclosure for other post-retirement benefits and for severance payments. The Company's management estimates that the adoption of this bulletin in 2005 will require the recognition of a liability of approximately Ps 28,715 which will be charged to income.

Recently Issued U.S. Accounting Standards

        In December 2004, the Financial Accounting Standards Board ("FASB") issued a revision to Statement of Financial Accounting Standards No. 123 ("SFAS No. 123R), "Share-Based Payment". SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". SFAS No. 123R requires that all stock-based compensation, including options, be expensed at fair value as of the grant date over the vesting period. Companies will be required to use an option pricing model to determine compensation expense, consistent with the model used in the already required disclosures of SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 123R is effective for interim and fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

        In November 2004, the FASB issued SFAS No. 151 "Amendment of ARB No. 43, Chapter 4". This statement amends the guidance in Accounting Research Bulletin No. 43 "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

Item 6.    Directors, Senior Management and Employees.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

        Our bylaws require that our board of directors be composed of a minimum of five and maximum of twenty directors as decided by our Shareholders at the Ordinary General Shareholders' Meeting. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent.

        The board of directors, which was elected at the Ordinary General Shareholders' Meeting held on April 29, 2005, currently consists of 12 directors, each one having its corresponding alternate director. The following table sets forth the current members of our board of directors, their ages, their years of service, their principal occupations and directorships, the terms of expiration of their positions as directors, their directorship classifications as defined in the Code of Best Corporate Practices promulgated by a committee formed by the Mexican Entrepreneur Coordinating Board (Consejo Coordinador Empresarial), and their alternates.

Roberto González Barrera	Age:	74
	Years as Director:	24
	Principal occupation and previous business experience:	Chief Executive Officer and Chairman of the Board of GIMSA and GRUMA Chairman of the Board of Directors of Grupo Financiero Banorte, S.A. de C.V., Banco Mercantil del Norte, S.A and Banco del Centro S.A.
	Term Expires:	2005
	Directorship Type: Alternate:	Shareholder, related Juan A. Quiroga García
Alejandro Álvarez Guerrero	Age: Years as Director:	79 15
	Principal occupation and previous business experience:	Member of the Board of Cablemás, S.A. de C.V., former Member of the Board of Korn Ferry International
	Term Expires:	2005

	Directorship Type:	Independent
	Alternate:	Javier A. Álvarez Figueroa
Rodolfo F. Barrera Villarreal	Age: Years as Director:	77 16
	Principal occupation and previous business experience:	Chairman of the Board of Grupo Quimmco Member of the Consulting Board of Grupo Financiero BBVA Bancomer, S.A. de C.V. Vice President of the Board of Directors of Grupo Financiero Banorte S.A. de C.V.,, Banco Mercantil del Norte, S.A. and Banco del Centro, S.A., First Vice President of the Executive Committee of Grupo Financiero Banorte, S.A. de C.V.
	Term Expires:	2005
	Directorship Type:	Independent
	Alternate:	Jésus L. Barrera Lozano
José de la Peña y Angelini	Age:	56
	Years as Director:	2
	Principal occupation and previous business experience:	President of GRUMA's Latin American Operations, former Executive Vice President of Sales and Marketing of GRUMA, top management positions at Colgate-Palmolive, senior positions at Chrysler de México, President of the Mexico office of FBC Worldwide
	Term Expires:	2005
	Directorship Type:	Related
	Alternate:	Homero Huerta Moreno
Juan Diez-Canedo Ruiz	Age:	54
	Years as Director:	Since April 2005
	Principal occupation and previous business experience:	President of Fomento y Desarrollo Comercial, S.A. de C.V., alternate Member of the Board of Grupo Financiero Banorte S.A. de C.V., Banco Mercantil del Norte S.A., and Banco del Centro, S.A., member of the Board of Deportes Martí, S.A. de C.V., former CEO of Cintra S.A. de C.V., Executive Vice President of Grupo Financiero Banorte S.A. de C.V., Banking Director of Grupo Financiero Probursa. Alternate Chief Executive Officer of Banco Internacional.
	Term Expires:	2005
	Directorship Type:	Independent
	Alternate:	Felipe Diez-Canedo Ruiz
Ernesto Enríquez Uso	Age:	73
	Years as Director:	4

	Principal occupation and previous business experience:	Member of the Board of Molinos Azteca de Chalco, S.A. de C.V. and President of GRUEN, S.A. Chairman of the Board of Directors of Grupo Enríquez, S.A. de C.V.
	Term Expires:	2005
	Directorship Type:	Independent
	Alternate:	Alejandro Enríquez Larrondo
Roberto González Moreno	Age:	53
	Years as Director:	20
	Principal occupation and previous business experience:	Chairman and President of Corporación Noble, S.A. de C.V., Member of the Board of GIMSA and alternate member of Grupo Financiero Banorte, S.A. de C.V, Banco Mercantil del Norte, S.A. and Banco del Centro, S.A. He had several management positions within GRUMA, including COO of GIMSA and Director of GRUMA's former Fast Food Division, President of RGM Inc., Exportaciones El Parián, S.A.
	Term Expires:	2005
	Directorship Type:	Related
	Alternate:	Ricardo Gonzalez Valdés
Juan B. Guichard Michel	Age:	51
	Years as Director:	3
	Principal occupation and previous business experience:	Chairman of the Board of Directors and CEO of Invex, Grupo Financiero, S.A. de C.V., several positions within Grupo Internacional de Empresarios, S.A. de C.V., InverMéxico, S.A. de C.V. and Banco Nacional de México among others.
	Term Expires:	2005
	Directorship Type:	Shareholder, independent
	Alternate:	Juan David Michel
Eduardo Livas Cantú	Age:	62
	Years as Director:	19
	Principal occupation and previous business experience:	Consultant on financial and strategic issues and mergers and acquisitions, member of the Board of GRUMA, Chairman and member of the audit committee of GRUMA and member of the audit committee and risk policy committee of Grupo Financiero Banorte, S.A. de C.V.,, Member of the board of directors of Grupo Financiero Banorte, S.A. de C.V., and Banco Mercantil del Norte, S.A., Bancentro, S.A. de C.V. and GRUMA. He had several positions within GRUMA including Chief Financial Officer, President of Gruma Corporation, Chief Executive Officer of GRUMA and GIMSA.

	Term Expires:	2005
	Directorship Type:	Independent
	Alternate:	Alfredo Livas Cantú
Raúl A. Peláez Cano	Age:	44
	Years as Director:	Since April 2005
	Principal occupation and previous business experience:	Chief Financial Officer of GRUMA, several executive positions with companies including Industrias Resistol, General Electric de México, and Banco Nacional de México, S.A., member of Grupo Financiero Banamex.
	Term Expires:	2005
	Directorship Type:	Related
	Alternate:	Raúl Cavazos Morales
Héctor Rangel Domene	Age:	57
	Years as Director:	8
	Principal occupation and previous business experience:	Chairman of the Board of Directors of Grupo Financiero BBVA-Bancomer, S.A. de C.V. member of the Board of Directors of Bancomer, S.A. Seguros Bancomer, S.A., Afore Bancomer, S.A., Casa de Bolsa Bancomer, S.A., Cintra, Alestra, and Universidad Iberoamericana, A.C. He was chairman of Consejo Coordinador Empresarial (Mexican Entrepreneur Coordinating Board)
	Term Expires:	2005
	Directorship Type:	Independent
	Alternate:	Jaime Alatorre Córdoba
Javier Vélez Bautista	Age:	48
	Years as Director:	5
	Principal occupation and previous business experience:	Chief Executive Officer of Nacional Monte de Piedad, Member of the board of directors of GRUMA, member of the board of directors of Grupo Financiero Banorte, S.A. de C.V. and Banco Mercantil del Norte, S.A., member of the audit committees of GRUMA, GIMSA and Grupo Financiero Banorte, S.A. de C.V.,member of the risk management committee of Grupo Financiero Banorte, S.A. de C.V., business consultant on strategic and financial issues, former Executive VP and CFO of GRUMA, former Chief Financial Officer of Gruma Corporation, project director Booz Allen & Hamilton.

Term Expires:	2005
Directorship Type:	Independent
Alternate:	Roberto Ramos Arteaga

        Mr. Roberto González Moreno, a member of our board of directors, is the son of Mr. Roberto González Barrera, the Chairman of our board of directors. Additionally, Mr. Ricardo González Valdés, an alternate member of our board of directors, is the son of Mr. Roberto González Moreno and the grandson of Mr. Roberto González Barrera.

        The board of directors has regularly scheduled quarterly meetings. The directors were elected for a one-year term by our shareholders at the Annual Meeting held in April 2005.

Secretary

        The secretary of the board of directors is Mr. Salvador Vargas Guajardo, our General Counsel, and his alternate is Mr. Guillermo Elizondo Ríos. Mr. Vargas Guajardo is not a member of the board of directors.

Statutory Auditor

        Under Mexican law, a statutory auditor must be elected by our shareholders at the annual ordinary general shareholders meeting for a term of one year. At the subsequent annual ordinary general shareholders meeting, the statutory auditor is required to review our affairs and report as to the accuracy of the financial information as presented to shareholders by the board of directors. The statutory auditor is also authorized (i) to call ordinary general shareholders meetings, extraordinary general shareholders meetings and board of directors meetings; (ii) to place items on the agenda for general shareholders meetings and meetings of the board of directors; and (iii) to attend general shareholders meetings, meetings of the board of directors, meetings of the audit committee, and any other meetings of intermediate committees to which the board of directors delegates any activities (without the right to vote). At the Ordinary General Shareholders' Meeting held on April 29, 2005, Hugo Lara Silva was elected to serve as our statutory auditor and Carlos Arreola Enríquez was elected as alternate statutory auditor.

        Mr. Hugo Lara Silva is 65 years old. He is a retired co-director of and partner in PricewaterhouseCoopers and was a member of the board of directors, the international executive audit committee and the general partner counsel of that firm. Mr. Hugo Lara Silva has experience with a wide variety of businesses in the public and private sectors and has been the statutory auditor for companies such as Grupo Modelo, S.A. de C.V., Ciba-Geigy Mexicana, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Financiero Bancomer, S.A. de C.V., Grupo Mexicano Somex, S.N.C. and Aseguradora Cuauhtémoc, S.A., among others.

Audit Committee

        In accordance with amendments to the Mexican Securities Law promulgated on April 30, 2001, an audit committee was appointed at the Ordinary General Shareholders' Meeting held on April 29, 2005. Members of the audit committee were selected from members of the board of directors. The current audit committee is comprised of three members, all independent within the meaning of the Mexican

Securities Law and applicable New York Stock Exchange listing standards. Set forth below are the names of our audit committee members, their positions within the committee, and their directorship type:

Eduardo Livas Cantú	Position:	Chairman of the Audit Committee
	Directorship Type:	Independent
Javier Vélez Bautista	Position:	Financial Expert of the Audit Committee
	Directorship Type:	Independent
Juan Diez-Canedo Ruiz	Position:	Member of the Audit Committee
	Directorship Type:	Independent

        For further information regarding our audit committee, see "Item 10. Additional Information—Directors."

Senior Management

        Set forth below are the names of our executive officers, their ages, years of service and current positions as our Executive Officers:

Roberto González Barrera	Age: Years as Executive Officer: Current Position: Other Positions:	74 24 Chief Executive Officer Chief Executive Officer of GRUMA and Chairman of the board of directors of GIMSA and GRUMA. Chairman of the board of directors of Grupo Financiero Banorte, S.A. de C.V.
Guillermo Arteaga MacKinney	Age: Years as Executive Officer: Current Position:	43 6 Vice President, New Product Development
	Previous Business Experience:	Vice President, Quality Assurance. Technology Operations Manager of GIMSA. Banco de México and the University of British Columbia.
Guillermo Nicolás Cubas Cordero	Age: Years as Executive Officer: Current Position: Previous Business Experience:
50
3
Vice President, Marketing Human Development at GRUMA corporate services, marketing at GRUMA's Central American operations, training at PRODISA (GRUMA's packaged tortilla operations in México), marketing at Industria Lactea Los Pinos.

Rafael Angel Gárate Muñoz	Age: Years as Executive Officer: Current Position:	48 Since March 2005 Senior Vice President of Institutional Relations
	Previous Business Experience:	Senior Vice President of Commercial Operations of GIMSA, Chief Operating Officer of Molinera de México (a GRUMA subsidiary and our affiliate), SECOFI, CONASUPO and Agroinsa.
Luis Lauro Garza Villezca	Age: Years as Executive Officer: Current Position: Previous Business Experience:	59 12 Vice President, Human ResourcesLabor Relations Manager and Human Resources employee at GIMSA, Grupo Alfa and Coca-Cola.
Roberto González Alcalá	Age: Years as Executive Officer: Current Position:	41 3 Chief Operating Officer. Mr. González is also President of GRUMA's Mexican Operations.
	Previous Business Experience:	Several positions within GRUMA's Central American Operations, including Chief Operating Officer, President of the tortilla division and President of the corn flour division. He also worked in the marketing, sales and manufacturing areas.
Ramiro Martínez Guerra	Age: Years as Executive Officer: Current Position: Previous Business Experience:	61 14 Vice President, Administration Administration Manager of GIMSA. He has been working in the administration at GIMSA for more than 30 years.
Moisés Morales Portilla	Age: Years as Executive Officer: Current Position:	44 Since March 2005 Senior Vice President of Commercial Operations

	Previous Business Experience:	President and Chief Executive Officer of the Venezuelan division of Panamerican Beverages. Chief Executive Officer of Grupo Fomento Queretano.
Raúl A. Peláez Cano	Age: Years as Executive Officer: Current Position:	44 Since August 2004 Chief Financial Officer
	Previous Business Experience:	Several executive positions with companies including Industrias Resistol, General Electric de México, and Banco Nacional de México, S.A., a member of Grupo Financiero Banamex.
Juan Antonio Quiroga García	Age: Years as Executive Officer: Current Position: Other Positions:	55 7 Senior Corporate Controller Chief Corporate Officer of GRUMA.
	Previous Business Experience:	Vice President of Administration of Gruma Corporation. Chief Administrative and Internal Auditing Officer of GRUMA.
Joaquín Rubio Lamas	Age: Years as Executive Officer: Current Position:	44 5 Senior Vice President of Manufacturing and Procurement
	Previous Business Experience:	Director of supply chain management in GRUMA, Chief Operating Officer of GIMSA. Several executive positions within the Company including Chief Executive Officer of Electra Foods Machinery, Chief Executive Officer of Azteca Milling.
Salvador Vargas Guajardo	Age: Years as Executive Officer: Current Position: Other Positions: Previous Business Experience:	52 9 General Counsel General Counsel of GRUMA Positions at Grupo Alfa, Protexa and Proeza. Senior partner of two law firms, including Rojas-González-Vargas-De la Garza y Asociados.

        Mr. Roberto González Alcalá, our Chief Operating Officer, is the son of Mr. Roberto González Barrera, the Chairman of our board of directors and CEO.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

        The aggregate amount of compensation paid by our company during the year ended December 31, 2004 to the executive officers mentioned above was Ps.31.3 million, in nominal terms, and to the directors, Ps.508,500 in nominal terms. The contingent or deferred compensation reserved as of December 2004 is Ps.5.8 million, in nominal terms. Members of our board of directors are paid a fee of Ps.14,500 for each meeting attended as a member. José de la Peña y Angelini, a member of our board of directors, is also an employee of GRUMA. Under his service contract with GRUMA, if he is terminated without cause before September 1, 2005, he is entitled to receive as severance, an amount not lower than 50% of his base annual salary, including his holiday bonus. No other members of our board of directors have service contracts providing for benefits upon termination of employment.

        We offer an Executive Bonus Plan that applies to managers, vice presidents, and executive officers. The variable compensation under this plan can range from 15% to 50% of annual base compensation, depending upon the employee's level, his individual performance and the results of our operations.

EMPLOYEES

        On December 31, 2004, we had 2,799 employees, of whom 1,098 were members of labor unions. Workers at each of our 17 plants are covered by a separate labor contract, although most of the plants belong to the major workers' confederations such as Confederación Revolucionaria de Obreros Mexicanos (CROM), Confederación Revolucionaria de Obreros y Campesinos (CROC) and Confederación de Trabajadores Mexicanos (CTM). Most salary revisions take place annually, usually in January or February. We believe that our relations with our employees are good. Of our total employees as of December 31, 2004, approximately 61% were white-collar and 39% were blue-collar. Total employees for 2003 and 2002 were 2,875 and 2,949, respectively.

Share Ownership

        The following directors own shares of GIMSA, with each individual's ownership representing no more than 1% of our capital stock: Mr. Roberto González Barrera, Mr. Rodolfo F. Barrera Villarreal, Mr. Juan David Michel and Mr. Juan Antonio Quiroga García. In addition, Mr. Juan B. Guichard Michel owns directly and indirectly 54,527,700 shares of GIMSA representing approximately 5.9% of our capital stock.

CORPORATE GOVERNANCE PRACTICES

        The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.gimsa.com. The information found at this website is not incorporated by reference into this document.

Item 7.    Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

        As of April 29, 2005, there were 504,150,300 Class A Common Shares, or A Shares, and 414,254,700 Class B Common Shares, or B Shares, issued and outstanding. As of April 29, 2005, 890,133,360 of these shares were held in Mexico by 203 record holders. The remaining 28,271,640 shares were held in the United States by 29 record holders. See "Item 9. The Offer and Listing" for fuller discussion of our capital stock.

        The table below sets forth information concerning the percentage of each class of our capital stock owned by any person known to us to be the owner of more than 5% of any class of our voting securities, our directors and officers as a group and our other shareholders as of April 29, 2005. The company's major shareholders do not have different voting rights with respect to the shares they own.

	Shares Owned
Owner	A Shares	B Shares	Aggregate	Voting Power
GRUMA(1)	504,150,300	259,823,930	763,974,230	83.2%
Juan B. Guichard Michel		54,527,700	54,527,700	5.9%
Directors and officers as a group		2,141,300	2,141,300	0.2%
Other shareholders		97,761,770	97,761,770	10.7%

Total	507,150,300	414,254,700	918,405,000	100.00%

(1)
Roberto González Barrera is the controlling shareholder of GRUMA. Through his ownership in GRUMA, Mr. González Barrera indirectly controls 83.2% of our outstanding capital stock. Consequently, Mr. González Barrera has the power to elect the majority of our directors and to control the timing and amount of the payment of any dividends. Mr. González Barrera is Chairman of our board of directors.

        On December 31, 2004, 890,133,360 shares were held in Mexico. The remaining 28,271,640 shares were held in the United States by 29 record holders. Because certain of the B Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

        Mr. González Barrera has pledged or has been required to pledge part of his shares in GRUMA as collateral for loans made to him. In the event of a default, should the lenders enforce their rights with respect to these shares, Mr. Gonzalez Barrera could lose his controlling interest in GRUMA, and consequently, in us. In addition, Mr. González Barrera must give Archer-Daniels-Midland a right of first refusal on any sale of his GRUMA shares if at the time of the sale, he owns, or as a result of the sale will own, less than 30% of GRUMA's outstanding shares. Should Archer-Daniels-Midland exercise its right, then it could control GRUMA, and consequently, us.

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

        We do not conduct our own research and development activities in connection with corn flour production equipment. Instead, our operating subsidiaries contract for certain technology and maintenance services with our sister company INTASA, a wholly-owned subsidiary of GRUMA. Pursuant to these agreements, each operating subsidiary pays INTASA 0.5% of consolidated net sales (subject to certain adjustments), which amounted to Ps.27 million, Ps.26 million and Ps.24 million as of December 31, 2004, 2003 and 2002, respectively in exchange for technology and maintenance services. Each of our corn flour facilities use proprietary technology developed by INTASA.

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

        Our operating subsidiaries also contract for services from Asesoría de Empresas, S.A. de C.V., or AESA, a wholly-owned GRUMA subsidiary. AESA provides various administrative and operational advisory services in the areas of finance, planning and design, audit controls, human resources, tax advice and legal affairs. Pursuant to the terms of such agreements, each operating subsidiary, on a monthly basis, pays AESA 2.5% of its net sales in addition to related direct expenses.

        Our operating subsidiaries also contract for services from Dinámica Azteca, S.A. de C.V., or DASA, a wholly-owned GRUMA subsidiary. DASA provides various administrative and operational advisory services in the areas of planning, marketing, human resources, information technology and logistic and transportation. Pursuant to the terms of such agreements, each operating subsidiary, on a monthly basis, pays DASA 0.5% of its net sales.

        GIMSA contracts aircraft services from TATESA, S.A. de C.V., or TATESA, a 54.7%-owned GRUMA subsidiary.

        GRUMA periodically enters into short-term credit arrangements with us, where we provide GRUMA with funds for working capital at market interest rates. These transactions are made in the ordinary course of business since GRUMA operates as the central treasurer for its subsidiaries. At their peak on May 17, 2005, loans to GRUMA reached the amount of Ps.1,531 million in nominal terms. As of June 15, 2005, GRUMA owed GIMSA Ps.1,345 million. The weighted average interest rate from January 1 to June 15, 2005 was 10.6%.

        Financial information with respect to GIMSA includes sales of Ps.32 million, Ps.41 million and Ps.181 million in 2002, 2003 and 2004, respectively, in corn flour to Gruma Corporation and PRODISA. During 2003 GIMSA started to export corn flour to Gruma Corporation in order to satisfy the increasing demand for corn flour in the U.S. market.

Item 8.    Financial Information.

        See "Item 18. Financial Statements" and pages F-1 through F-37.

LEGAL PROCEEDINGS

        We are involved in various legal proceedings in the ordinary course of business. We do not expect that such proceedings, individually or in the aggregate, will have a material adverse effect on our results of operations or financial condition

Water Discharges Assessments

        Certain of our subsidiaries have been notified by the National Water Commission of fee assessments due from different years amounting to Ps.24.9 million plus related penalties and surcharges. These fees arise from our alleged discharge of sewage water on public property through the sprinkler systems on the grounds of some of our subsidiaries. The current status of these fee assessments is as follows: (a) we have obtained final favorable court decisions to annul fee assessments for Ps.6.9 million; (b) we have obtained favorable court decisions to annul fee assessments for Ps.14.2 million and such decisions were appealed by the CNA (the resolutions of such appeals are currently pending); and (c) we have obtained favorable court decisions to annul fee assessments for Ps.3.8 million, however, such decisions may still be appealed by the CNA. According to our legal counsel, we have a reasonable basis to believe that we have been and are in compliance with the applicable regulations because we believe the discharged water is neither sewage water nor has it been discharged on public grounds and accordingly we believe all matters will be resolved in our favor. We will continue to vigorously defend against these fees assessments.

DIVIDEND POLICY

        For a discussion of our dividend policy, see "Item 3. Key Information—Dividends."

SIGNIFICANT CHANGES

        Except as disclosed herein, no significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer And Listing.

TRADING HISTORY

        Our B Shares are listed on the Mexican Stock Exchange, and ADSs, each representing 15 B Shares, are listed on the New York Stock Exchange. As of December 31, 2004, approximately 6.8% of the publicly traded B Shares were held in the form of ADSs. The ADSs are evidenced by ADRs issued by Citibank, N.A., as Depositary under a Deposit Agreement, dated as of May 17, 1994 between us, Citibank, N.A., and all registered holders from time to time of the ADRs evidencing the ADSs. As of December 31, 2004, 414,254,700 B Shares were outstanding (of which 28,271,640 shares, represented by 1,884,776 ADSs, were held by 29 record holders in the United States). Because certain of the B Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

PRICE HISTORY

        The following table sets forth, for the periods indicated, the annual high and low closing sale prices for the B Shares and the ADSs as reported by the Mexican Stock Exchange and the New York Stock Exchange, respectively.

	Mexican Stock Exchange		NYSE
	Common Stock		ADS(1)
	High	Low	High	Low
	(Ps. per share(2))		(U.S.$ per ADS)
Annual Price History
2000	6.16	1.85	9.63	2.88
2001	3.05	1.50	5.21	2.55
2002	4.83	3.09	8.05	4.81
2003	4.80	3.30	6.49	4.50
2004	5.80	4.90	7.90	6.25
Quarterly Price History
2003
1st Quarter	3.60	3.30	4.95	4.50
2nd Quarter	4.00	3.40	5.65	4.80
3rd Quarter	4.50	4.00	6.40	5.50
4th Quarter	4.80	4.26	6.49	5.65
2004
1st Quarter	5.50	4.90	7.59	6.42
2nd Quarter	5.50	5.00	7.25	6.38
3rd Quarter	5.35	5.00	6.99	6.25
4th Quarter	5.80	5.10	7.90	6.45
2005
1st Quarter	6.55	5.80	8.84	7.68
2nd Quarter(3)	6.35	5.95	8.59	7.70
Monthly Price History
December 2004	5.80	5.40	7.90	7.15
January 2005	6.40	5.80	8.35	7.86
February 2005	6.55	6.30	8.84	8.40
March 2005	6.55	6.10	8.75	8.20
April 2005	6.13	5.98	8.49	7.70
May 2005	6.35	6.19	8.59	8.12
June 2005(3)	6.16	5.95	8.56	8.02

(1)
Price per ADS in U.S.$; one ADS represents 15 B Shares.

(2)
Pesos per share reflect nominal price at trade date.

(3)
Through June 15, 2005.

        On June 15, 2005, the reported last sale price of the B Shares on the Mexican Stock Exchange was Ps.6.16 per B Share and the reported last sale price of the ADSs on the New York Stock Exchange was U.S.$8.56 per ADS.

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

        Each day a price band is established for each security with upper and lower limits usually set at 15% above and below a reference price, which is initially the day's opening price. If during the day a binding bid to purchase or offer to sell is made at a price outside this band, trading is automatically suspended. When trading resumes, the high point of the previous band becomes the new reference price in the event of an increase in the price of a security and the low point of the previous band becomes the new reference price in the event of a decrease in the price of a security.

        On April 20, 2001, a binding bid was made to purchase B Shares for a price that exceeded the reference price by 20.51% and trading was suspended on the Mexican Stock Exchange from 9:02 a.m. through 9:48 a.m. On April 26, 2001, the price per B Share increased 38.89%, causing trading to be suspended on the Mexican Stock Exchange from 7:38 a.m. through 8:04 a.m. Later that morning, a binding bid was made to purchase B Shares for a price that was 25.70% below the reference price, causing trading to be suspended on the Mexican Stock Exchange from 8:34 a.m. through 8:36 a.m. On September 17, 2001, the price per B Share decreased 15.56% and trading was suspended on the Mexican Stock Exchange from 12:32 p.m. through 12:34 p.m. On September 26, 2001, a binding offer to sell B Shares was made for a price that was 17.21% below the reference price and trading was suspended on the Mexican Stock Exchange from 10:03 a.m. through 10:38 a.m.

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

        As of June 1, 2001, the Mexican Securities Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws antitakeover defenses such as shareholder rights plans, or poison pills. Our bylaws include certain of these protections. See "Additional Information—Bylaws—Antitakeover Protections."

Item 10.    Additional Information.

BYLAWS

        Set forth below is a brief summary of certain significant provisions of (1) our bylaws, as amended by our Extraordinary Shareholders' Meeting held on December 2, 2003 to comply with recent changes to Mexican Securities regulations, and (2) Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which are incorporated by reference as an exhibit to this registration statement.

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

Directors

        Our bylaws provide that our management shall be vested in the board of directors. Each director is elected by a simple majority of the shares and there are no provisions for cumulative voting. Under Mexican law and our bylaws, any holder or group of holders of shares representing 10% or more of our capital stock may elect one director and its corresponding alternate. The board of directors shall be comprised of a minimum of five and a maximum of twenty directors, as determined by the shareholders at the annual ordinary general shareholders' meeting. Under Mexican law, at least 25% of the members of the board of directors must be independent as determined under Mexican law. Currently, our board of directors consists of 12 members.

        The board of directors shall meet at least once every three months. These meetings can be called by the Chairman of the Board of Directors, by 25% of the members of the board of directors, or by our statutory auditors. The directors serve for a one year term, or until their successors have taken office. Directors receive compensation as determined by the shareholders at the annual ordinary general shareholders' meeting. A majority of directors is needed to constitute a quorum and board resolutions must be passed by a majority of the votes present at any validly constituted meeting or by unanimous consent if no meeting is convened.

        Under Mexican law, any member of the board of directors who has a conflict of interest with the corporation in any transaction must disclose such fact to the other directors and abstain from voting on that transaction. Any member of the board of directors who violates this provision may be liable for the resulting damages incurred by the company. Members of the board of directors may not represent shareholders at any shareholders' meeting.

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

        Under Mexican law, shareholders can initiate actions for civil liabilities against directors through resolutions passed by a majority of the shareholders at a general ordinary shareholders' meeting. In the event the majority of the shareholders decide to bring such action, the director against whom such action is brought will immediately cease to be a member of the board of directors. Additionally, shareholders representing not less than 15% of our outstanding shares may directly bring such action against directors. Any recovery of damages with respect to such action will be for our benefit and not for the benefit of the shareholders bringing the action.

        Under our bylaws and in accordance with applicable law, we are required to have an audit committee comprised of directors, of which at least the majority of whom must be independent directors, including the Chairman. Members are appointed at the annual ordinary general shareholders' meeting, hold office for one year and will continue their duties until their successors take their positions. Members shall receive such compensation set at the ordinary general shareholders' meeting. The audit committee is empowered to: (i) prepare an annual report of its activities and render it to the board of directors; (ii) issue opinions with respect to related party transactions that the Company intends to carry out outside of its ordinary course of business; as well as to issue opinions with respect to (a) related party transactions that the subsidiaries of the Company intend to carry out that are outside their ordinary course of business or (b) transactions that may imply a commitment of its assets under the terms of section IV, paragraph (d) of Article 14-Bis-3 of the Mexican Securities Law; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the board of directors candidates for the external auditor position and the conditions pursuant to which they will be hired; (v) revise our financial information and arrange the issuance process for the same; (vi) contribute to the definition of the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; (vii) verify that we have the necessary mechanisms to ensure that we are in compliance with applicable laws and inform the board of directors in this respect; and (viii) perform other functions as set forth or deriving from applicable legal provisions to which the Company may be subject. Our statutory auditors will be called to all meetings held by the audit committee.

        According to our bylaws, the board of directors is empowered to execute and negotiate any of our credit instruments and agreements. The board of directors may delegate such power to any individual.

        See also "Item 6. Directors, Senior Management and Employees" for further information about the board of directors.

Voting Rights and Shareholders' Meetings

        Each share, regardless of the series held, entitles the holder thereof to one vote at any general meeting of our shareholders. Shareholders may vote by proxy. At the ordinary general shareholders' meeting, any shareholder or group of shareholders representing 10% or more of the outstanding common stock has the right to appoint one director and its corresponding alternate, with the remaining directors being elected by majority vote. Shareholders do not have cumulative voting rights.

        General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general shareholders' meetings are called to consider matters specified in Article 182 of the Mexican Companies Law, including, principally, changes in the authorized fixed share capital and other amendments to the bylaws, the issuance of preferred stock, liquidation, mergers and spin-offs, changes in the rights of security holders and transformation from one corporate form to another. All other matters may be considered at ordinary general shareholders' meetings. Ordinary general shareholders' meetings must be called to consider and approve matters specified in Article 181 of the Mexican Companies Law, including, principally, the appointment of the members of the board of directors and the statutory auditor, the compensation paid to the directors and statutory auditor, the distribution of our profits for the previous year, and the annual reports presented by the board of directors and the statutory auditor.

        A general ordinary shareholders' meeting must be held during the first four months after the end of each fiscal year. In order to attend a general shareholders' meeting, the day before the meeting shareholders must deposit the certificates representing their common stock or other appropriate evidence of ownership either with the secretary of our board of directors, with a credit institution, or with Indeval. The secretary, credit institution or Indeval will hold the certificates until after the general shareholders' meeting has taken place.

        Our shareholders establish the number of members that will serve on our board of directors at the ordinary general shareholders' meeting. Under our bylaws, the board of directors shall be comprised of a minimum of five and a maximum of twenty directors. Pursuant to Mexican law, at least 25% of the members of the board of directors must be independent.

        Under our bylaws, the quorum for an ordinary general shareholders' meeting is at least 50% of the outstanding common stock, and action may be taken by the affirmative vote of holders representing a majority of the shares present. If a quorum is not present, a subsequent meeting may be called at which the shareholders present, whatever their number, will constitute a quorum and action may be taken by a majority of the shares present. A quorum for extraordinary general shareholders' meetings is at least 75% of the outstanding common stock, but if a quorum is not present, a subsequent meeting may be called. A quorum for the subsequent meeting is at least 50% of the outstanding shares. Action at an extraordinary general shareholders' meeting may only be taken by a vote of holders representing at least 50% of the outstanding shares.

        Shareholders' meetings may be called by the board of directors, the statutory auditor or a court. The board of directors or the statutory auditor may be required to call a shareholders' meeting if holders of at least 10% of our outstanding share capital request a meeting in writing, at the written request of any shareholder if no shareholders' meeting has been held for two consecutive years, or if, during a period of two consecutive years, the board of directors' annual report for the previous year and the company's financial statements were not presented to the shareholders, or if the shareholders did not elect directors and the statutory auditor.

        Notice of shareholders' meetings must be published in the Official Gazette of the State of Nuevo Leon or in a newspaper of general circulation in Monterrey at least 15 days prior to the meeting. Shareholders' meetings may be held without such publication provided that 100% of the outstanding shares are represented. Shareholders' meetings must be held in Monterrey, Mexico.

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

Dividend Rights and Distribution

        Within the first four months of each year, the board of directors must submit our company's financial statements for the preceding fiscal year to the shareholders for their approval at the ordinary general shareholders' meeting. They are required by law to allocate five percent of any new profits to a legal reserve which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before adjusting for inflation). Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares. The remaining balance of new profits, if any, is available for distribution as dividends. Cash dividends on the shares held through Indeval will be distributed by us through Indeval. Cash dividends on the shares evidenced by physical certificates will be paid when the relevant dividend coupon registered in the name of its holder is delivered to us. No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed. See "Item 3. Key Information—Dividends."

Liquidation

        Upon our dissolution, one or more liquidators must be appointed by an extraordinary shareholders' general meeting to wind up its affairs. If the extraordinary general shareholders' meeting does not make said appointment, a Civil or District Judge of the Federation can do so at the request of any shareholder. All fully paid and outstanding common stock will be entitled to participate equally in any distribution upon liquidation after the payment of the company's debts, taxes and the expenses of the liquidation. Common stock that has not been paid in full will be entitled to these proceeds in proportion to the paid-in amount.

        If the extraordinary general shareholders' meeting does not give express instructions on liquidation, the bylaws stipulate that the liquidators will (i) conclude all pending matters in such a way to avoid damage to the interests of creditors and shareholders, (ii) prepare a general balance and inventory, (iii) collect all credits and pay all debts by selling assets necessary to accomplish this task, (iv) sell assets and distribute income, and (v) distribute the remnant, if any, pro rata among the shareholders.

Changes in Capital Stock

        Our bylaws currently permit our capital stock to consist of a fixed and a variable portion. The fixed portion of our capital stock is divided into Class A and Class B shares and has no par value. The fixed portion of our capital stock cannot be redeemed. The variable portion of our capital stock has no par value. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at an ordinary general shareholders' meeting. The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general shareholders' meeting and an amendment to our bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general shareholders' meeting. Currently, our outstanding capital stock consists only of fixed capital.

        An increase of capital stock may generally be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders' equity. An increase of capital stock generally may not be effected until all previously issued and subscribed shares of capital stock have been fully paid. A reduction of capital stock may be effected to absorb losses, to redeem shares, to repurchase shares in the open market or to release shareholders from payments not made.

Preemptive Rights

        Except in certain limited circumstances, in the event of a capital increase through the issuance of shares for payment in cash or in kind, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders at the corresponding shareholders' meeting. Under Mexican law and our bylaws, the exercise period may not be less than 15 days following the publication of notice of the capital increase in the Official Gazette of the State of Nuevo Leon or following the date of the shareholders' meeting at which the capital increase was approved if all shareholders were represented; otherwise such rights will lapse.

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

        Under Mexican law, preemptive rights may not be waived in advance by a shareholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of ADRs may be restricted in their ability to participate in the exercise of preemptive rights. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Holders of ADSs May Not Be Able to Participate in Any Future Preemptive Rights Offering and as a Result May Be Subject to a Dilution of Equity Interest."

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

        As required by Mexican law, our bylaws provide that any non-Mexicans who acquire an interest or participation in our capital at any time will be treated as having Mexican nationality for purposes of their interest in us, and with respect to the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are a party with the Mexican authorities. Such shareholders cannot invoke the protection of their government under penalty of forfeiting to the Mexican State the ownership interest that they may have acquired. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments with Respect to Their Rights as Shareholders."

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

        Redemption of our variable capital stock is made at the lower of (i) 95% of the weighted average share price as quoted on the Mexican Stock Exchange for the last 30 days in which our shares were traded, in a period not greater than six months, prior to the effective date of the redemption, or (ii) the book value per variable capital share, calculated from our balance sheet (as approved at an ordinary general shareholders' meeting) for the fiscal year immediately prior to the fiscal year in which the redemption is to become effective. If the number of days in which our shares have traded during the period referred to above is less than 30, then only the actual number of days in which our shares have traded during such period will be taken into account. If shares have not been exchanged during such period, then the tender offer shall be made at a price equal to at least the book value of the shares. Any such amount to be paid by us would become due on the day following the ordinary general shareholders' meeting referred to in clause (ii) above.

Appraisal Rights

        Under Mexican law, whenever the shareholders approve a change of corporate purpose, change of our nationality or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to tender its shares and receive the amount attributable to its shares, provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock according to our most recent balance sheet approved by an ordinary general shareholders' meeting. The reimbursement may have certain tax consequences.

Share Repurchases

        We may repurchase our common stock on the Mexican Stock Exchange at any time at the then prevailing market price. The repurchase of shares will be made at the expense of our equity if the repurchased shares remain outstanding; or at the expense of our capital stock if the repurchased shares are placed in our treasury. At the ordinary general shareholders' meeting, shareholders shall determine the maximum amount of funds to be allocated to the repurchase of shares, which amount shall not exceed our total net profits, including retained earnings.

        Repurchased common stock will either be held by us or kept in our treasury, pending future sales thereof on the Mexican Stock Exchange. If the repurchased shares are kept in our treasury, we may not exercise the economic and voting rights corresponding to them, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting. Repurchased shares held by us as outstanding shares may not be represented at any shareholder meeting. The decrease or increase of the capital stock as a consequence of the repurchase and sale by the company of its shares does not require the approval of a shareholders' meeting or of the board of directors.

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

Repurchase in the Event of Delisting

        If the registration of our common shares in the Securities Section of the Registro Nacional de Valores (National Registry of Securities, or RNV) is canceled, whether at our request or by the CNBV, under our bylaws and CNBV regulations the shareholders holding the majority of our common shares or who are otherwise able to impose, by any means, decisions at the general shareholders' meetings or able to appoint the majority of the directors of our board of directors, shall be obligated to make a tender offer to purchase all of our shares prior to the cancellation. Such tender offer shall be made at a minimum in price equal to the higher of: (i) the closing sale price of such shares on the Mexican Stock Exchange, under the terms of the following paragraph, and (ii) the book value of the shares according to the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange prior to the commencement of the offer. As set forth in the last paragraph of this subsection below, the tendering shareholder(s) may request approval from the CNBV to use different criteria to determine the price of the shares, in which case, the most recent financial information of the Company shall be taken into account.

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

        Within five business days of the commencement of the tender offer, the board of directors shall disclose its opinion in connection with the reasonableness of the price of such offer, taking into consideration (i) the interests of the minority shareholders in order to comply with the terms of the second paragraph of Article 16 of the Mexican Securities Law, and (ii) an opinion of the audit committee. If the board of directors' and audit committee's opinions are conflicting, then the audit committee's opinion shall be disclosed. If the board of directors has a potential conflict of interest, then the opinion of the board of directors shall be accompanied with an opinion issued by an independent expert selected by the audit committee in which special emphasis is to be made to protect the interests of the minority shareholders.

        The holders of the majority of our common shares, or whoever is otherwise able to, by any means, (i) impose resolutions at the general shareholders' meetings, or (ii) appoint the majority of the directors of our board of directors, shall be under no obligation to make the tender offer to purchase all of our shares prior to the cancellation of the registry if: (i) they have the consent of the holders of at least 95% of our outstanding common shares, by a resolution at a shareholders' meeting, and (ii) the aggregate amount offered for the securities in the market is less than 300,000 investment units (UDIs); provided, however that, in order to obtain the cancellation from the RNV, (x) the trust referred to in the following paragraph must be executed, and (y) notice of such cancellation and of the execution of the trust shall be made through the appropriate means established by the CNBV.

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

Rights of Shareholders

        The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning duties of directors and controlling shareholders has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements.

        As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Controlling Shareholders and Capital Structure—The Protections Afforded to Minority Shareholders in Mexico Are Different From Those in the United States."

        In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, including certain requirements concerning audit committees and independent directors. A summary of significant ways in which our corporate governance standards differ from the those followed by U.S. domestic companies under NYSE listing standards is available on our website at www.gimsa.com.

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

        Pursuant to our bylaws, a "person" is defined as any natural person, corporate entity, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association or any subsidiaries or affiliates of any of the former or, as determined by the board of directors, any group of persons who may be acting jointly, coordinated or as a whole; and a "competitor" is defined as any person engaged, directly or indirectly, in (i) the business of production and/or marketing of corn or wheat flour, and/or (ii) any other activity carried on by the Company or by any of its subsidiaries or affiliates.

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

        Board Notices, Meetings, Quorum Requirements and Approvals.    To obtain the prior approval of our board of directors, a potential acquiror must properly deliver a written application complying with the applicable requirements set forth in our bylaws. Such application shall state, among other things: (i) the number and class of our shares the person beneficially owns or to which such person has any right, either directly or through a related party, (ii) the number and class of shares the Person intends to acquire, either directly or through a related party, (iii) the number and class of shares with respect to which such Person intends to acquire any right, (iv) the percentage that the shares referred to in (i) represent of our total outstanding shares and of the class or series to which such shares belong, (v) the percentage that the shares referred to in (ii) and (iii) represent of our total outstanding shares and of the class or series to which such shares belong, (vi) the person's identity, or in the case of an acquiror which is a corporation, trust or legal entity, its shareholders, partners or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vii) the reasons and purpose behind such acquisition, (viii) if such person is, directly or indirectly, a competitor of the Company or any of its subsidiaries or affiliates, and if such person has the authority to legally acquire the shares pursuant to our bylaws and Mexican law, (ix) its source of financing the intended acquisition, (x) if the Person is part of an economic group, formed by one or more of its related parties, which intends to acquire shares of our common stock or rights to such shares, (xi) if the person has obtained any financing from one of its related parties for the payment of the shares, (xii) the identity and nationality of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer, and (xiii) the person's address for receiving notices.

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

        Mandatory Tender Offers in the Case of Certain Acquisitions.    If our board of directors authorizes an acquisition of common shares which increases the acquirer's ownership to 30% or more, but not more than 50%, of our capital stock, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of shares equal to the greater of (i) the percentage of common shares intended to be acquired or (ii) 10% of our outstanding capital stock, in accordance with the applicable Mexican securities regulations.

        No approval of the board of directors will be required if the acquisition would increase the acquirer's ownership to more than 50% of our capital stock or results in a change of control, in which case the acquiror must effect its acquisition by way of a tender offer for 100% minus one of our total outstanding capital stock, which tender shall be made pursuant to applicable Mexican laws.

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

        Exceptions.    The provisions of our bylaws summarized above will not apply to (a) transfers of shares by operation of the laws of succession; (b) acquisitions of shares by (i) any person who, directly or indirectly, has the authority or possibility of appointing the majority of the directors of our board of directors, (ii) any company, trusts or similar form of venture, vehicle, entity, corporation or economic or mercantile association, which may be under the control of the aforementioned person; (iii) the heirs of the aforementioned person, (iv) the aforementioned person when such person is repurchasing the shares of any corporation, trust or similar form of venture, vehicle, entity, corporation or economic or mercantile association referred to in the item (ii) above; and (v) the Company or by trusts created by the Company; (c) any person(s) that as of December 2, 2003 hold(s), directly or indirectly, more than 20% of the shares representing the Company's capital stock; and (d) any other exceptions provided for in the Mexican Securities Law and other legal dispositions derived from said law.

Shareholder Conflicts of Interest

        Under Mexican law, any shareholder that has a direct or indirect conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders' meeting. A shareholder that votes on a business transaction in which its interest conflicts with ours may be liable for damages if the transaction would not have been approved without such shareholder's vote.

MATERIAL CONTRACTS

        For a description of our material contracts, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions."

EXCHANGE CONTROLS

        Mexican law does not restrict our ability to remit dividends and interest payments, if any, to non-Mexican holders of our securities. Payments of dividends to equity-holders generally will not be subject to Mexican withholding tax. See "—Taxation—Mexican Tax Considerations—Payment of Dividends."

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

        If we had paid a dividend in 2005 in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we will be required to pay an income tax of 30% for 2005, 29% for 2006, and 28% for 2007 and thereafter on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance multiplied by the factor 1.4286 for 2005, 1.4085 for 2006 and 1.3889 for 2007 and thereafter.

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

        Under the Mexican Income Tax Law, gains realized by a nonresident holder of shares on the sale or disposition of shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 20% of the gross sale price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at a 30% rate on the gain on such disposition of shares in 2005 (29% in 2006 and 28% in 2007 and thereafter).

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

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of B Shares or ADSs that is:

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

Taxation of Distributions

        In this discussion, the term "dividends" is used to mean distributions paid out of our current or accumulated earnings and profits (calculated for U.S. federal income tax purposes) with respect to B Shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of B Shares, or by the depositary in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that a distribution exceeds the amount of our earnings and profits (calculated for U.S. federal income tax purposes), it will be treated as a non-taxable return of capital to the extent of the U.S. holder's basis in the B Shares or ADSs, and thereafter as capital gain (provided that the B Shares or ADSs are held as capital assets). Distributions will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of B Shares, or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

        Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

        Dividends paid on shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive category income. In the event Mexican withholding taxes are imposed on such dividends, any such withheld taxes would be treated as part of the gross amount of the dividend includible in income of a U.S. holder for U.S. federal income tax purposes (to the extent current or accumulated earnings and profits), and such taxes may be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder's U.S. federal income tax liability or, at the U.S. holder's election, for deduction from gross income in computing the U.S. holder's taxable income. The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder's particular circumstances. In the event Mexican withholding taxes are imposed, U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

Qualified Dividend Income

        Notwithstanding the foregoing, certain dividends received by individual U.S. holders that constitute "qualified dividend income" will be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from "qualified foreign corporations." In general, the term "qualified foreign corporation" includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. For this purpose, a share is treated as readily tradable on an established securities market in the United States if an ADR backed by such share is so traded.

        Notwithstanding the previous rule, dividends received from a foreign corporation that is a passive foreign investment company (as defined in section 1297 of the Code) will not constitute qualified dividend income. In addition, the term "qualified dividend income" will not include, among other dividends, any (i) dividends on any share of stock or ADS which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share or the shares backing the ADS become ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer's foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income.

        Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from us will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder's foreign tax credit.

Taxation of Dispositions

        Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of B Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder's adjusted basis in the B Shares or the ADSs and the amount realized on the disposition (including any amounts withheld in respect of Mexican withholding tax). Gain (including gain that arises because the U.S. holder's basis in the B Shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend) and loss realized by a U.S. holder on a sale, redemption or other disposition of B Shares or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

        The availability of U.S. foreign tax credits or any deduction from gross income for any Mexican taxes imposed on the sale, redemption or other disposition is subject to certain limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, B Shares or ADSs.

Tax Return Disclosure Regulations

        Pursuant to U.S. Treasury regulations (the "Disclosure Regulations"), any taxpayer that has participated in a "reportable transaction" and who is required to file a U.S. Federal income tax return must generally attach a disclosure statement disclosing such taxpayer's participation in the reportable transaction to the taxpayer's tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, "loss transactions" and "transactions involving a brief asset holding period" constitute "reportable transactions." "Loss transactions" include transactions that produce a foreign currency exchange loss in an amount equal to or in excess of certain threshold amounts. "Transactions involving a brief asset holding period" are generally transactions resulting in the taxpayer claiming a tax credit in excess of $250,000 if the underlying asset giving rise to the credit is held by the taxpayer for 45 days or less. U.S. holders should consult their own advisors concerning the implications of the tax return disclosure requirements in light of their particular circumstances.

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

        The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

U.S. Tax Consequences for Non-U.S. Holders

        Distributions.    A holder of B Shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on B Shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

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

DOCUMENTS ON DISPLAY

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports and other information with the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 11.    Quantitative And Qualitative Disclosures About Market Risk.

        The following discussion of the effects on us of changes in interest rates, foreign exchange rates and commodity prices is not necessarily indicative of our actual results in the future. Future gains and losses will be affected by actual changes in interest rates, foreign exchange rates, commodity prices and other market exposures, as well as changes in any actual derivative instruments employed during any period. All information below is presented on a Mexican GAAP basis in pesos of constant purchasing power as of December 31, 2004.

INTEREST RATE RISKS

        Although we had no outstanding debt as of December 31, 2004, from time to time we depend upon debt financing, including credit facilities and leases, to finance our operations. These transactions expose us to interest rate risk, with the primary interest-rate risk exposure resulting from changes in the relevant base rates (CETES, TIIE, and LIBOR rate) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.

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

FOREIGN EXCHANGE RATE RISKS

        Our net sales are denominated in Mexican pesos, while our operations, including imports of corn, are financed, in case we need financing, through Mexican peso and U.S. dollar-denominated debt. As of December 31, 2004, 2.2% of our total monetary assets was denominated in U.S. dollars and 11.0% of our total liabilities was denominated in U.S. dollars. See Note 12 to our consolidated financial statements for a description of our foreign currency exposure.

        Fluctuations in exchange rates relative to the Mexican peso expose us to foreign-currency exchange rate risk. Our primary foreign exchange rate risk relates to our debt portfolio. As of December 31, 2004, we had no outstanding debt.

        A hypothetical 10% change in the Peso-Dollar exchange rate would not have a significant effect on our exchange rate risk with respect to our dollar-denominated obligations.

COMMODITY PRICE RISKS

        The Company has entered into commodity futures contracts and swap operations to hedge a portion of its key production requirements like natural gas and corn, in order to reduce the risk of price fluctuations. These contracts are short term and do not exceed the maximum production requirements for a one-year period. The gain or loss on these futures contracts (mark to market value) is recognized in income when settled. As of December 31, 2004, the nominal value of our outstanding swap contracts for natural gas was U.S.$890,000 and their mark to market value as of that date was U.S.$(75,514). As of December 31, 2004, the mark to market value of corn futures was U.S.$(533,300). As of June 15, 2005, the nominal value of our outstanding swap contracts for natural gas was U.S.$4,140,800 and the mark to market value as of that date was U.S$711,450.

        The availability and price of corn and other agricultural commodities are subject to wide fluctuations due to factors outside our control, such as weather, crop developments, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and global production of similar and competitive crops. In 2004, Ps.2,898 million of our Ps.4,264 million costs of sales related to the cost of corn. A hypothetical 10% increase in corn prices, relative to corn prices during 2004, implies a Ps.289 million increase in our costs of sales, and a corresponding decrease in gross profit assuming that we were unable to increase the price we charge for our products to offset the hypothetical increase in corn prices.

COUNTERPARTY RISKS

        Liquid assets are invested primarily in GRUMA, Mexican government bonds and short-term debt instruments of Mexican issuers with a minimum "AAA" rating. Substantially all of these financial instruments are unsecured. We face credit risk from the potential non-performance by the counterparties in respect of the financial instruments in which we invest. We do not, however, anticipate non-performance by the counterparties which are primarily GRUMA, the Mexican government and "AAA" rated private issuers.

Item 12.    Description of Securities other than Equity Securities.

        Not applicable.

PART II.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15.    Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

        The conclusions of our Chief Executive Officer and Senior Corporate Controller about the effectiveness of our disclosure controls and procedures based on their evaluation of these controls and procedures as of December 31, 2004 are as follows:

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

CHANGES IN INTERNAL CONTROLS

        There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        At our annual ordinary shareholders' meeting in April 2005, our shareholders elected the following three members of the Audit Committee: Eduardo Livas Cantú, Javier Vélez Bautista and Juan Diez-Canedo Ruiz, and designated Javier Vélez Bautista as an "audit committee financial expert" within the meaning of this Item 16A. Although under Mexican law the determination of the shareholders is binding on our company, our board of directors will confirm this designation at its next board meeting.

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

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

        The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers, S.C. during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2004	2003
	(thousands of Mexican pesos)
Audit fees	Ps.3,430	Ps.3,298
Audit-related fees	0	0
Tax fees	875	1,845
Other fees	153	200

Total fees	Ps.4,458	Ps.5,343

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

        Tax Fees.    Tax fees in the above table are fees billed by PricewaterhouseCoopers, S.C. for services related to tax filings such as value-added tax return assistance, transfer pricing and requests for technical advice from taxing authorities.

        Other Fees.    Other fees in the above table are fees billed by PricewaterhouseCoopers, S.C. for non-audit services. As a percentage of total fees billed to GIMSA, other fees represent 3.4% and 3.7% for 2004 and 2003, respectively.

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

Item 16D.    Not Applicable

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None.

PART III.

Item 17.    Financial Statements.

        Not Applicable.

Item 18.    Financial Statements.

        See pages F-1 through F-34, incorporated herein by reference.

Item 19.    Exhibits.

Exhibit No.
1	Our bylaws (estatutos sociales) as amended through December 2, 2003, together with an English translation.*
2(a)(1)	Deposit Agreement, dated as of May 17, 1994 between us, Citibank, N.A., as Depositary, all registered holders from time to time and all owners from time to time of any beneficial interest in any American Depository Receipts evidencing American Depository Shares.**
7	Statement of Computation of Ratio of Earnings to Fixed Changes (Mexican GAAP and U.S. GAAP).
8	List of Principal Subsidiaries.
12(a)(1)	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.
12(a)(2)	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.
13	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.

*
Previously filed in Annual Report on Form 20-F (File No. 1-13032), originally filed with the SEC on June 30, 2004. Incorporated herein by reference.

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

GRUPO INDUSTRIAL MASECA, S.A. de C.V.
/s/ JUAN ANTONIO QUIROGA GARCÍA Name: Juan Antonio Quiroga García Title: Senior Corporate Controller

Dated: June 30, 2005

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders of Grupo Industrial Maseca, S.A. de C.V.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and changes in financial position present fairly, in all material respects, the financial position of Grupo Industrial Maseca, S.A. de C.V. and subsidiaries (collectively "the Company") at December 31, 2004 and 2003, and the results of their operations and changes in their financial position for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico. These consolidated financial statements are the responsibility of the management of Grupo Industrial Maseca, S.A. de C.V.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income and comprehensive income for each of the three years in the period ended December 31, 2004 and the determination of consolidated stockholders' equity at December 31, 2004 and 2003 to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers S.C.

January 19, 2005
Monterrey, N.L., Mexico

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
as of December 31, 2004 and 2003
(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2004)
(Notes 1 and 2)

	2004	2003
ASSETS
Current:
Cash and cash equivalents	Ps 206,252	Ps 197,965
Notes and accounts receivable, net (Note 3)	990,881	815,863
Refundable taxes (Note 3)	160,471	166,624
Receivables from affiliated companies (Note 4)	935,396	747,149
Inventories (Note 5)	1,154,745	1,227,084
Prepaid expenses	85,009	94,027

Total current assets	3,532,754	3,248,712
Property, plant and equipment, net (Note 6)	3,802,267	4,098,580
Other assets, net (Note 7)	133,470	144,657

Total assets	Ps 7,468,491	Ps 7,491,949

LIABILITIES
Current:
Trade accounts payable	Ps 208,584	Ps 182,467
Payables to affiliated companies (Note 4)	66,450	14,281
Accrued liabilities and other payables	195,939	150,337
Income tax payable	3,597	—
Employees' statutory profit sharing payable	13,078	13,384

Total current liabilities	487,648	360,469
Deferred income taxes (Note 11)	854,978	1,000,107
Deferred employees' statutory profit sharing (Note 11)	21,612	27,687

Total liabilities	1,364,238	1,388,263

Commitments and contingencies (Note 9)
Stockholders' Equity
Majority interest (Note 10):
Common stock	183,681	183,681
Restatement of common stock	1,688,621	1,688,621

	1,872,302	1,872,302
Additional paid-in capital	1,635,626	1,635,626

	3,507,928	3,507,928
Deficit from restatement	(3,107,387)	(3,012,262)
Hedging financial instruments	6,422	—
Cumulative effect of a change in an accounting principle for deferred income taxes and employees' statutory profit sharing	(755,996)	(755,996)
Retained earnings:
Prior years	5,693,512	5,668,744
Net income for the current year	405,922	328,168

Total majority interest	5,750,401	5,736,582
Minority interest	353,852	367,104

Total stockholders' equity	6,104,253	6,103,686

Total liabilities and stockholders' equity	Ps 7,468,491	Ps 7,491,949

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2004, 2003 and 2002
(Expressed in thousands of Mexican pesos in purchasing power as of
December 31, 2004, except share and per share amounts)
(Notes 1 and 2)

	2004		2003		2002
Net sales	Ps	5,786,792	Ps	5,470,775	Ps	5,209,159
Cost of sales		(4,263,907)		(4,038,877)		(3,665,999)

Gross profit		1,522,885		1,431,898		1,543,160
Selling, general and administrative expenses		(1,072,103)		(1,017,612)		(988,181)

Operating income		450,782		414,286		554,979

Comprehensive financing (cost) income, net:
Interest expense		(8,534)		(7,378)		(13,695)
Interest income		89,832		70,471		80,845
Monetary position loss, net		(84,591)		(64,060)		(91,231)
Foreign exchange income (loss), net		2,815		(4,028)		(5,177)

		(478)		(4,995)		(29,258)

Other (expense) income, net		(47,194)		8,392		(7,203)

Income before income taxes, employees' statutory profit sharing, and minority interest		403,110		417,683		518,518

Income taxes (Note 11):
Current provision		(101,037)		(96,322)		(106,102)
Deferred benefit		125,855		30,660		30,908

		24,818		(65,662)		(75,194)

Employees' statutory profit sharing (Note 11):
Current provision		(13,602)		(13,192)		(12,962)
Deferred benefit (provision)		6,075		10,397		(12,345)

		(7,527)		(2,795)		(25,307)

Income before minority interest		420,401		349,226		418,017
Minority interest		(14,479)		(21,058)		(20,919)

Net income (Note 10-B)	Ps	405,922	Ps	328,168	Ps	397,098

Earnings per share	Ps	0.44	Ps	0.36	Ps	0.43

Weighted average shares outstanding (thousands)		918,405		918,405		918,405

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004, 2003 and 2002
(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2004, except number of shares)
(Notes 1 and 2)

	Common stock (Note 10-A)					Cumulative effect of deferred income taxes and employee's statutory profit sharing	Retained earnings (Note 10-B)
	Number of shares (thousands)	Amount	Additional paid in capital	Deficit from restatement	Hedging financial instruments		Prior years	Net income for the year	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 2001	918,405	Ps 1,872,302	Ps 1,635,626	Ps (2,859,507)	Ps —	Ps (755,996)	Ps 5,207,125	Ps 407,718	Ps 5,507,268	Ps 343,142	Ps 5,850,410

Appropriation of prior year net income							407,718	(407,718)
Dividends paid (Ps 0.14 per share)							(124,751)		(124,751)	(2,987)	(127,738)

							282,967	(407,718)	(124,751)	(2,987)	(127,738)

Comprehensive income (loss):
Recognition of inflation effects for the year				(72,412)					(72,412)	(5,483)	(77,895)
Net income for the current year								397,098	397,098	20,919	418,017

				(72,412)				397,098	324,686	15,436	340,122

Balances at December 31, 2002	918,405	1,872,302	1,635,626	(2,931,919)		(755,996)	5,490,092	397,098	5,707,203	355,591	6,062,794

Appropriation of prior year net income							397,098	(397,098)
Dividends paid (Ps 0.24 per share)							(218,446)		(218,446)	(1,847)	(220,293)

							178,652	(397,098)	(218,446)	(1,847)	(220,293)

Comprehensive income (loss):
Recognition of inflation effects for the year				(80,343)					(80,343)	(7,698)	(88,041)
Net income for the current year								328,168	328,168	21,058	349,226

				(80,343)				328,168	247,825	13,360	261,185

Balances at December 31, 2003	918,405	1,872,302	1,635,626	(3,012,262)		(755,996)	5,668,744	328,168	5,736,582	367,104	6,103,686

Appropriation of prior year net income							328,168	(328,168)
Dividends paid (Ps 0.33 per share)							(303,400)		(303,400)	(1,467)	(304,867)

							24,768	(328,168)	(303,400)	(1,467)	(304,867)

Comprehensive income (loss):
Recognition of inflation effects for the year				(95,125)					(95,125)	(26,264)	(121,389)
Hedging financial instruments					6,422				6,422		6,422
Net income for the current year								405,922	405,922	14,479	420,401

				(95,125)	6,422			405,922	317,219	(11,785)	305,434

Balances at December 31, 2004	918,405	Ps 1,872,302	Ps 1,635,626	Ps (3,107,387)	Ps 6,422	Ps (755,996)	Ps 5,693,512	Ps 405,922	Ps. 5,750,401	Ps 353,852	Ps 6,104,253

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2004, 2003 and 2002
(Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2004)
(Notes 1 and 2)

	2004		2003		2002
Operating activities:
Net income	Ps	405,922	Ps	328,168	Ps	397,098
Minority interest		14,479		21,058		20,919
Adjustments to reconcile net income to net resources provided by operating activities:
Depreciation and amortization		254,914		274,940		282,498
Impairment in long-lived assets		63,321		—		—
Deferred income taxes and employees' statutory profit sharing		(131,930)		(41,057)		(18,563)

		606,706		583,109		681,952

Changes in working capital:
Notes and accounts receivable, net		(175,018)		70,010		(52,371)
Refundable taxes		6,153		51,029		(69,663)
Receivables from and payables to affiliated companies, net		49,233		(14,067)		(8,641)
Inventories		(10,856)		(169,283)		(162,768)
Prepaid expenses		9,018		(91,705)		12,097
Trade accounts payable		26,117		(101,310)		150,683
Accrued liabilities and other payables		52,024		(17,172)		(11,967)
Income taxes and employees' statutory profit sharing		3,291		416		(74,475)

		(40,038)		(272,082)		(217,105)

Net resources provided by operating activities		566,668		311,027		464,847

Financing activities:
Dividends paid		(304,867)		(220,293)		(127,738)

Net resources used in financing activities		(304,867)		(220,293)		(127,738)

Investing activities:
Acquisition of property, plant and equipment		(60,132)		(85,208)		(32,825)
Net decrease of technological research and development fund		—		224,808		8,450
Loan to Gruma		(185,311)		(86,264)		(415,851)
Other assets		(8,071)		(8,102)		25,257

Net resources (used in) provided by investing activities		(253,514)		45,234		(414,969)

Net increase (decrease) in cash and cash equivalents		8,287		135,968		(77,860)
Cash and cash equivalents at beginning of year		197,965		61,997		139,857

Cash and cash equivalents at end of year	Ps	206,252	Ps	197,965	Ps	61,997

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Mexican pesos in purchasing power as of December 31, 2004, except where otherwise indicated)

1.    ENTITY AND NATURE OF BUSINESS

        Grupo Industrial Maseca, S.A. de C.V. ("Gimsa"), a Mexican corporation, is a holding company whose subsidiaries are primarily engaged in manufacturing and distributing corn flour in Mexico. Gimsa's corn flour is used mainly in the preparation of tortillas and other related products. Gimsa and its subsidiaries are herein collectively referred to as "the Company". The Company is majority owned by Gruma, S.A. de C.V. ("Gruma").

2.    SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A reconciliation from Mexican GAAP to United States generally accepted accounting principles ("US GAAP") is included in Note 15.

A)
BASIS OF CONSOLIDATION

  The consolidated financial statements include the accounts of Gimsa and all of its majority-owned and controlled subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

  The principal subsidiaries of the Company are:

	% of ownership as of December 31,
	2004	2003
Corn flour manufacturing facilities:
Molinos Azteca, S.A. de C.V.(1)	100.00	100.00
Industrias de Río Bravo, S.A. de C.V.(1)	—	98.34
Harinera de Veracruz, S.A. de C.V.	100.00	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00	100.00
Molinos Azteca de Chalco, S.A. de C.V.	57.40	57.40
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00	100.00
Harinera de Yucatán, S.A. de C.V.	88.57	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00	100.00
Service and other entities:
Compañía Nacional Almacenadora, S.A. de C.V.	100.00	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00	100.00

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

C)
RECOGNITION OF THE EFFECTS OF INFLATION

  The consolidated financial statements of the Company have been restated to recognize the effects of inflation and are expressed in Mexican pesos of December 31, 2004 purchasing power, determined as follows:

    •
    For comparability purposes, the consolidated financial statements as of and for the year ended December 31, 2003 and 2002 have been restated using inflation factors derived from the National Consumer Price Index ("NCPI"), published by Banco de Mexico.

    •
    The consolidated statements of income and changes in stockholders' equity were restated by applying NCPI factors from the periods in which the transactions occurred and year-end.

    •
    The consolidated statements of changes in financial position present, in constant Mexican pesos, the resources provided by or used in operating, financing and investing activities.

    •
    The annual NCPI factors used to restate the consolidated financial statements were:

Year	Factor
2004	5.19%
2003	3.98%
2002	5.70%

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

    •
    Restatement of common stock, additional paid-in capital and retained earnings

      This restatement, which reflects the amount necessary to maintain the stockholder's investment at the original purchasing power amounts, is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated, and is included within the related stockholders' equity captions.

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

  Depreciation expense is computed based on the restated values less salvage value, using the straight-line method over the estimated useful lives of the assets. The remaining average useful lives of the assets are as follows:

Years
Buildings	27
Machinery and equipment	13
Software	2

  Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Net comprehensive financing costs, including interest expense, foreign currency exchange fluctuation, and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired or otherwise disposed of, the replacement cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in "Other (expense) income, net".

  The costs associated with the acquisition, development and implementation of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

H)
INTANGIBLES, NET

  Effective January 1, 2003, the Company adopted the provisions established by revised Bulletin C-8 "Intangible Assets", issued by the MIPA. This bulletin provides guidance and specific criteria for the recognition of research and development costs and certain pre-operating expenses. Additionally, Bulletin C-8 establishes that certain intangible assets can be considered as having indefinite lives and, therefore, should no longer be amortized.

  Upon the application of Bulletin C-8, expenses incurred only during the development stage are capitalized as pre-operating expenses. The development stage concludes upon the commencement of commercial operations. Pre-operating expenses identified as research are expensed as incurred. Pre-operating expenses capitalized prior to January 1, 2003 are amortized using the straight-line method over a period not to exceed 12 years and are restated using NCPI factors.

  Amortization expense of intangible assets with finite lives is computed on the restated values using the straight-line method, over a period of 5 to 20 years. Estimated useful lives of intangible assets with finite lives are determined based on the analysis of contractual, economic, legal or regulatory factors that limit the useful lives.

  Indefinite-lived intangible assets are no longer amortized starting January 1, 2003. The adoption of Bulletin C-8 did not have a material impact on the Company's financial position and results of operation.

  The excess of cost over book value of subsidiaries acquired is restated using NCPI factors. Prior to January 1, 2004, amortization expense was computed based on the restated values, using the straight-line method over a period not to exceed 20 years.

I)
IMPAIRMENT OF LONG-LIVED ASSETS

  Bulletin C-15 "Impairment in the Value of Long-Lived Assets and Their Disposal", effective as of January 1, 2004, establishes guidance for the identification of certain events that represent evidence of a potential impairment in long-lived assets, tangible and intangible. Additionally, it provides guidance for the estimation and recognition of losses for impairment and their reversal, as well as presentation and disclosure requirements.

  Upon the application of Bulletin C-15, property, plant and equipment and definite-lived intangibles assets are tested for impairment when events or changes in circumstances indicate that the book value of the assets will not be recovered. Excess of cost over book value of subsidiaries acquired and indefinite-lived intangible assets are subject to annual impairment tests.

  Fair value of assets held for use is determined using the higher between the discounted net cash flows expected from the assets and the market price; an impairment loss is recorded to the extent that the net book value exceeds the fair value of the assets. Market price is determined using market values or transactions with similar assets less costs to sell.

  Fair value of assets to be disposed of is determined using the lower between book value and market price; an impairment loss is recognized for the excess of book value over market price. These assets are subsequently restated using NCPI factors and are no longer depreciated or amortized.

  Due to the application of this new Bulletin, the Company recognized Ps 63,321 as a decrease in income for 2004, which is registered in "Other (expense) income, net".

J)
EMPLOYEE RETIREMENT BENEFITS

  Seniority premiums to which the personnel of Mexican companies are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican workers may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are charged to income when they become payable.

K)
FINANCIAL INSTRUMENTS

  In April 2004 the MIPA issued Bulletin C-10 "Derivative Financial Instruments and Hedge Operations", effective as of January 1, 2005, with early adoption encouraged. The Company adopted the provisions established by this Bulletin starting January 1, 2004.

  As a result of the adoption of Bulletin C-10, all derivative financial instruments that are not considered for hedging purposes are recognized initially at cost and subsequently at fair value, with changes in fair value recognized currently in income.

  The gains and losses on derivative financial instruments used to hedge risks arising from the Company's commitments or forecasted transactions are recognized initially against stockholder's equity and taken to income in the period in which the hedged transactions affects the results of operations.

  The adoption of this Bulletin did not have a significant impact in the Company's results.

L)
REVENUE RECOGNITION

  Revenue on product sales is recognized upon shipment to and acceptance by the Company's customers or when the ownership risk has been transferred. Provisions for discounts, rebates to customers, returns and other adjustments are recorded in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

M)
INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

  Income taxes and employees' statutory profit sharing are recorded for all temporary differences between the carrying values for financial reporting and tax values of assets and liabilities that are expected to reverse in the future.

N)
EARNINGS PER SHARE

  Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

O)
COMPREHENSIVE INCOME

  The different components that constitute earned (lost) capital of the year are presented in the statement of changes in stockholders' equity as comprehensive income (loss).

3.    NOTES AND ACCOUNTS RECEIVABLE, NET AND REFUNDABLE TAXES

  Notes and accounts receivable, net are comprised of the following as of December 31:

	2004		2003
Trade accounts receivables	Ps	834,491	Ps	703,767
Trade notes receivable from sales of tortilla producing machines		61,482		70,684
Allowance for doubtful accounts		(43,402)		(44,356)

		852,571		730,095
Employees		10,388		10,443
Other debtors		127,922		75,325

	Ps	990,881	Ps	815,863

  Refundable taxes are comprised of the following as of December 31:

	2004		2003
Value-added tax	Ps	94,202	Ps	70,577
Income tax		52,283		56,930
Asset tax		6,773		—
Production and services tax		7,213		39,117

	Ps	160,471	Ps	166,624

4.    BALANCES AND TRANSACTIONS WITH AFFILIATED COMPANIES

  In the normal course of business, the Company has transactions with Gruma and its subsidiary companies ("affiliated companies"). As of December 31, 2004 and 2003, the Company has current receivables from affiliated companies of Ps 935,396 and Ps 747,149 respectively, and current payables to affiliated companies of Ps 66,450 and Ps 14,281, respectively. The receivables as of

  December 31, 2004 and 2003 include mainly a short-term note with Gruma of Ps 928,238 and Ps 742,927, respectively, which bears interest at market rates. Accounts payable refer mainly to loans, services and purchases. In addition, at December 31, 2004 and 2003, "Other assets, net" includes deposits to affiliated companies to guarantee future payments for administrative services amounting to Ps 22,531 and Ps 23,071, respectively.

  The following is a summary of transactions with affiliated companies for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002
Revenues:
Corn flour sales	Ps	177,629	Ps	40,980	Ps	31,841
Interest income		60,908		45,609		41,706
Other		7,654		9,538		4,526

	Ps	246,191	Ps	96,127	Ps	78,073

Costs, expenses and other:
Purchases of equipment	Ps	220	Ps	13	Ps	22
Purchases of tortilla producing machines		92,377		95,673		109,608
Administrative services		159,548		154,138		133,734
Technical services		26,591		25,692		24,321
Transportation services and other		13,935		13,492		12,546

	Ps	292,671	Ps	289,008	Ps	280,231

  Pursuant to an agreement between the Company and an affiliated company, the Company pays a fee equal to 0.5% of its consolidated net sales in exchange for technical services provided by the affiliated company.

  In addition, the Company has a non-exclusive licensing contract with Gruma, which allows the Company to use for no consideration the "MASECA" brand name, a registered trademark in Mexico.

5.    INVENTORIES

        Inventories consist of the following as of December 31:

	2004		2003
Corn	Ps	969,586	Ps	1,014,314
Finished products		33,170		31,012
Tortilla producing machines and related spare parts		50,192		58,983
Spare parts for corn flour machinery and equipment and other		101,797		122,775

	Ps	1,154,745	Ps	1,227,084

6.    PROPERTY, PLANT AND EQUIPMENT, NET

  Property, plant and equipment, net consists of the following as of December 31:

	2004		2003
Land	Ps	213,312	Ps	217,246
Buildings		1,410,030		1,481,000
Machinery and equipment		5,909,986		6,179,888
Projects in progress		40,001		69,531

		7,573,329		7,947,665
Accumulated depreciation		(3,771,062)		(3,849,085)

	Ps	3,802,267	Ps	4,098,580

  Depreciation expense for the years ended December 31, 2004, 2003, and 2002 amounted to Ps 254,914, Ps 270,549 and Ps 276,925, respectively.

  As of December 31, 2004 and 2003, machinery and equipment includes acquisition and implementation costs of software for internal use of Ps 41,513 and Ps 63,914, respectively.

  As of December 31, 2004, property, plant and equipment include temporarily idled assets with a carrying value of approximately Ps. 360,684, which are not being depreciated since the carrying value is expected to be recovered and the remaining useful life is maintained. During 2004 the Company decided to delay the use of these assets, which was planned for the fourth quarter of 2004, since programs for production efficiency were established for the rest of the plants. Even though the volume increase premises were achieved in order to resume operations, the Company decided to charge to income the impairment in the value of the assets as a result of the lack of operations, accordingly with the dispositions established by Bulletin C-15. Additionally, the Company has assets at net realizable value amounting to Ps 36,341 which are available for sale.

7.    OTHER ASSETS, NET

  Other assets, net consist of the following as of December 31:

	2004		2003
Pre-operating expenses	Ps	46,588	Ps	47,255
Accumulated amortization		(39,306)		(36,517)

		7,282		10,738
Excess of cost over book value of subsidiaries acquired, net		76,374		80,338
Guaranty deposits		25,879		26,102
Long-term receivables from sales of tortilla producing machines		13,690		9,492
Other		10,245		17,987

	Ps	133,470	Ps	144,657

  During 2003 the Company decided to liquidate the research and development trust fund established to finance such activities. The Company will fund its research and development initiatives using the operating resources generated during each year.

  Research and development expense for the years ended December 31, 2004, 2003 and 2002 amounted to Ps 1,078, Ps 498 and Ps 9,320, respectively and were charged to expense as incurred.

  As of December 31, 2004 and 2003, the excess of cost over book value of subsidiaries acquired, net includes accumulated amortization of Ps 20,725.

8.    EMPLOYEE RETIREMENT BENEFITS

  Employee retirement benefits balance as of December 31, 2004 and 2003 amounted to Ps.3,410 and Ps.2,034, respectively, and are included in "Accrued liabilities and other payables".

  The cost of seniority premiums to which employees are entitled after 15 years of service is determined by independent actuaries, primarily based on the employees' years of service, ages, and salaries. The Company has established trust funds to meet these obligations. The Company uses a December 31 measurement date for this plan.

  For the years ended December 31, 2004, 2003 and 2002, the components of net seniority premium cost consist of the following:

	2004		2003		2002
Service cost	Ps	1,827	Ps	1,711	Ps	1,634
Interest cost		650		590		612
Return on plan assets		(3,358)		(1,942)		(1,650)
Net amortization		2,164		1,121		1,085

Net cost	Ps	1,283	Ps	1,480	Ps	1,681

  As of December 31, the status of the plan is as follows:

	2004		2003
Actuarial present value of benefit obligations:
Vested benefit obligation	Ps	(10,687)	Ps	(8,633)
Non-vested benefit obligation		(6,535)		(5,773)

Accumulated benefit obligation		(17,222)		(14,406)
Excess of projected benefit obligation over accumulated benefit obligation		(3,957)		(5,579)

Projected benefit obligation		(21,179)		(19,985)
Plan assets at fair value		20,991		19,517

Plan assets insufficiency of projected benefit obligation		(188)		(468)
Unrecognized amounts to be amortized over 13 years:
Cumulative net (loss) gain		(1,824)		(228)
Net transition liability		(1,176)		(1,059)
Prior service cost		(222)		(279)

Seniority premium liability	Ps	(3,410)	Ps	(2,034)

  For the years ended December 31, 2004 and 2003, the changes in benefit obligation liability and plan assets (trust funds) are as follows:

	2004		2003
Projected benefit obligation at beginning of the year	Ps	19,985	Ps	18,004
Service cost		1,827		1,711
Interest cost		650		590
Benefits paid		(1,884)		(843)
Actuarial loss		601		523

Projected benefit obligation at end of the year	Ps	21,179	Ps	19,985

Fair value of plan assets at beginning of the year	Ps	19,517	Ps	18,418
Return on plan assets		3,358		1,942
Benefits paid		(1,884)		(843)

Fair value of plan assets at end of the year	Ps	20,991	Ps	19,517

  The weighted average assumptions (net of expected inflation) used to determine benefit obligations at December 31 were as follows:

	2004	2003
Discount rate	3.5%	3.5%
Rate of increase in future compensation levels	1.5%	1.5%

  The weighted average assumptions (net of expected inflation) used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2004	2003	2002
Discount rate	3.5%	3.5%	3.5%
Rate of increase in future compensation levels	1.5%	1.5%	1.5%
Expected long-term rate of return on plan assets	4.0%	4.0%	4.0%

  The long-term asset return rate is based on the annual recommendations of the Actuarial Commission in the Mexican Association of Consulting Actuaries. These recommendations consider historical information and future expectations.

  The Company's weighted average asset allocation by asset category as of December 31 is as follows:

	2004	2003
Equity securities	36%	30%
Fixed rate instruments	64%	70%

Total	100%	100%

  The Company has a policy of maintaining at least 30% of the trust assets in Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70% and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow.

  The Company estimates that it will not have to contribute to the plan during 2005.

  The following benefit payments, which reflect expected future service, are expected to be paid as follows:

Year	Amount
2005	Ps	1,789
2006		948
2007		1,046
2008		768
2009		968
Thereafter		91,947

9.    COMMITMENTS AND CONTINGENCIES

  At the date of issuance of the financial statements, certain subsidiaries have been notified by the Comisión Nacional del Agua ("Water National Commission" or "CNA") of assessments due from different years amounting to Ps 24,932 plus related penalties and surcharges. These assessments mainly derive from the CNA's determination of sewage water discharged on public property of the Nation that was being used as receiver facilities. Nevertheless, the subsidiaries are using the water derived from the production process, previously treated, to irrigate several gardens property of the Company, through the sprinkler system.

  The subsidiaries have asserted the legal defense allowed by law in order to annul these assessments. At the date of issuance of the financial statements, the situation of these assessments is as follows: (a) Several favorable judicial resolutions have been received for a total of Ps 6,901, (b) A favorable resolution was received, in first instance, for an issue amounting to Ps 14,222, but the resolution for an appeal placed by the CNA is pending, and (c) Resolutions in first instance are pending for two issues where assessments are discussed for a total of Ps 3,809. According to the Company's lawyers, a reasonable basis exists in order to obtain favorable resolution for the claimed assessments, because, among other things, the water from the production process is previously treated and later on used to irrigate the gardens property of the Company through the sprinkler system, in other words, the water is not discharged on public property of the Nation and, additionally, does not contaminate either aquiferous layers or the underground soil.

  As of December 31, 2004, the Company is leasing certain of its computer equipment under operating long-term lease agreements. Future minimum lease payments under such leases amount to U.S.$758,000 dollars (Ps 8,512), as follows:

Year	Thousands of U.S. Dollars
2005	U.S.$	417
2006		233
2007		108

	U.S.$	758

  Rental expense for the years ended December 31, 2004, 2003 and 2002 amounted to Ps 40,879, Ps 25,458 and Ps 40,908, respectively, and corresponds mainly to building and computer equipment leases.

  As of December 31, 2004 the Company has outstanding swap operations maturing in March 2005 for a total of U.S.$890,000 dollars (See Note 13).

10.    STOCKHOLDERS' EQUITY

  A)
  COMMON STOCK

    As of December 31, 2004 the Company has 918,405,000 no-par-value shares of common stock authorized, issued and outstanding, comprised of 504,150,300 Class "A" shares and 414,254,700 Class "B" shares. Both classes have equal priority in liquidation and payment of dividends. Class "A" shares, representing 54.89% of the common stock, must be held by Mexican nationals; Class "B" shares are not subject to this restriction and may be owned by non-Mexican nationals.

  B)
  NET INCOME FOR THE YEAR AND EARNINGS DISTRIBUTION

    Net income for the year is subject to the legal requirement to appropriate 5% to increase the Company's legal reserve until the reserve equals 20% of the Company's contributed common stock.

    Dividends paid from retained earnings which have not been previously taxed are subject to an income tax payable by the Company equal to 42.85%, 40.84% and 38.91% if paid during 2005, 2006 and 2007, respectively. The applicable tax may be credited against income tax the Company is subject to in the following two fiscal years. Effective January 1, 2002, dividends paid by the Company are not subject to any tax if the amount of dividends does not exceed the net tax profit account.

  C)
  PURCHASE OF COMMON STOCK

    The stockholders authorized the Company to establish a Ps 600,000 reserve for the repurchase of the Company's common stock, limited to 3% of such stock. Repurchases of Class "A" shares occur from time to time in the open market at price-levels the Company deems attractive. At December 31, 2004 the Company does not hold shares of its own common stock.

  D)
  INFLATION EFFECTS

    As of December 31, 2004, the majority stockholders' equity is comprised of the following:

	Nominal		Restatement		Total
Common stock	Ps	183,681	Ps	1,688,621	Ps	1,872,302
Additional paid-in capital		333,734		1,301,892		1,635,626
Deficit from restatement		—		(3,107,387)		(3,107,387)
Hedging financial instruments		6,422		—		6,422
Cumulative effect of a change in an accounting principle for deferred income taxes and employees' statutory profit sharing		(582,561)		(173,435)		(755,996)
Prior years' retained earnings		2,293,438		3,400,074		5,693,512
Net income for the current year		399,579		6,343		405,922

	Ps	2,634,293	Ps	3,116,108	Ps	5,750,401

  E)
  TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

    As of December 31, 2004 and 2003, tax amounts of common stock and retained earnings were Ps 5,160,430 and Ps 5,160,419 and Ps 560,249 and Ps 656,648, respectively.

11.    INCOME TAXES, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

  A)
  INCOME TAX AND ASSET TAX

    The Company determines its income tax provision on an individual basis for Gimsa and each of its subsidiaries (unconsolidated basis). In accordance with tax provisions in effect, Mexican corporations must pay the higher of income tax or asset tax (1.8%). Asset tax is determined on the average value of substantially all of a company's assets less certain liabilities. Payments of asset tax are recoverable against the excess of income tax over asset tax of the three prior years and the ten subsequent years. As of December 31, 2004 the Company has recoverable asset tax amounting to Ps 74,672, from which Ps 35,604 and Ps 26,274 mature in 2013 and 2014, respectively.

    For the years ended December 31, 2004, 2003 and 2002, the current income tax provision was Ps. 101,037, Ps. 96,322 and Ps. 106,102, respectively.

  B)
  RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

    In Mexico, several items between the financial and tax accounting result in differences between the effective tax rate of the year and the statutory tax rate (33% as of December 31, 2004), which correspond mainly to permanent differences derived from the recognition of inflation effects.

    For the years 2004, 2003 and 2002, the reconciliation between the statutory and effective tax rate is as follows:

	2004	2003	2002
Statutory income tax rate	33%	34%	35%
Differences between tax and financial accounting for:
Financing cost, net and other income statement effects related to inflation	(8)%	(4)%	(5)%
Restatement effects of deferred tax liability items	7%	4%	5%
Effect due to change in statutory tax rate	(40)%	—	(20)%
Effect due to withdrawal of investment in others assets.	—	(17)%	—
Other permanent differences	2%	(1)%	—

Effective income tax rate	(6)%	16%	15%

    As a result of changes in the Mexican Income Tax Law, approved in November 13, 2004, statutory tax rates will be 30%, 29% and 28% in 2005, 2006 and 2007, respectively.

    According to Bulletin D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Statutory Profit Sharing", deferred income taxes should be determined using the statutory tax rate effective when the deferred tax assets and liabilities will be recovered or settled.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as December 31, 2004 and 2003, are as follows:

	2004				2003
	Income tax		Employees' statutory profit sharing		Income tax		Employees' statutory profit sharing
Accrued liabilities	Ps	44,215	Ps	12,481	Ps	46,578	Ps	11,123
Tax loss carryforwards		18,856		2,536		51,869		347

Deferred tax assets		63,071		15,017		98,447		11,470

Inventories		344,061		33,677		406,673		35,423
Property, plant and equipment, net		645,302		1,753		743,731		1,576
Other assets		3,358		1,199		3,548		2,158

Deferred tax liabilities		992,721		36,629		1,153,952		39,157

Net deferred tax liability		929,650		21,612		1,055,505		27,687

Recoverable asset tax		74,672		—		55,398		—

	Ps	854,978	Ps	21,612	Ps	1,000,107	Ps	27,687

    As of December 31, 2004 and 2003, the Company did not recognize a deferred tax asset totaling Ps 38,197 and Ps 49,844, respectively, for identified tax loss carryforwards of certain subsidiaries. In management's opinion, the realization of these tax loss carryforwards is less likely than not because of the dependency on the generation of sufficient taxable income at the subsidiary level.

  C)
  TAX LOSS CARRYFORWARDS

    As of December 31, 2004, certain subsidiaries of the Company have tax loss carryforwards of approximately Ps 192,108, which can be restated using NCPI and are available to offset its taxable income in subsequent years, which expire as follows:

Expiration year	Amount
2005	Ps	39,723
2006		26,439
2007		18,227
2008		9,780
2009		18,949
2010		19,894
2011		22,788
2012		4,640
2013		20,612
2014		11,056

	Ps	192,108

  D)
  EMPLOYEES' STATUTORY PROFIT SHARING

    Employees' statutory profit sharing (ESPS) in Mexico is computed for each subsidiary (on an unconsolidated basis) as 10% of taxable income determined on a basis similar to income tax, except that employee's statutory profit sharing does not consider the inflation effects, the depreciation expense is based on the historical cost, and foreign exchange gains or losses are recognized when a monetary asset or liability is contractually due.

12.    FOREIGN CURRENCY BALANCES AND TRANSACTIONS

        As of December 31, monetary assets and liabilities held or payable in U.S. dollars are:

	Thousands of U.S. dollars
	2004		2003
Current assets	U.S.$	4,737	U.S.$	2,351
Total liabilities		(13,474)		(8,410)

	U.S.$	(8,737)	U.S.$	(6,059)

  At December 31, 2004 and 2003, the exchange rates between the Mexican peso and the U.S. dollar were Ps 11.15 and Ps 11.24 pesos, respectively. On January 19, 2005, the date of issuance of the financial statements, the exchange rate was 11.23 pesos per U.S. dollar.

  For the years ended December 31, 2004, 2003 and 2002, the Company had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars
	2004		2003		2002
Corn purchases	U.S.$	33,650	U.S.$	26,423	U.S.$	32,270
Computer equipment leasing		847		532		321
Equipment purchases		133		206		186

	U.S.$	34,630	U.S.$	27,161	U.S.$	32,777

  As of December 31, assets included in property, plant and equipment of foreign origin, and the respective foreign currency amounts at acquisition date are as follows:

	2004		2003
	Foreign currency (thousands)	Exchange rate at year-end (Pesos per currency)	Foreign currency (thousands)	Exchange rate at year-end (Pesos per currency)
U.S. dollars	8,628	11.1500	11,473	11.2400
Swiss francs	233	9.7600	522	8.8717
Euros	9,053	15.1071	10,095	14.1645

13.    FINANCIAL INSTRUMENTS

  A)
  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, notes and accounts receivable, refundable taxes, trade accounts payable, current accounts due to and from affiliated companies, accrued liabilities and other payables and employees' statutory profit sharing payable approximate their fair value, because of the short-term maturity of these instruments. In addition, the net book value of notes and accounts receivable and refundable taxes represents the expected cash flow to be received.

    The Company enters into swap and commodity futures contracts to hedge a portion of its key production requirements such as gas and corn, in order to reduce the risk of price fluctuations. These contracts are short term not exceeding the maximum production requirements within a one-year period. The gain or loss on these contracts was not significant.

  B)
  CONCENTRATION OF CREDIT RISK

    The financial instruments, which potentially are subject to a concentration of risk, are principally cash and cash equivalents and trade accounts receivable.

    The Company deposits and invests its excess cash in recognized financial institutions in Mexico. The concentration of the credit risk with respect to the accounts receivable is limited, since the Company sells its products to a large number of customers engaged in the production of tortilla and other related activities in different locations of Mexico. In 2004, 2003 and 2002, approximately 4.29%, 4.06% and 6.93%, respectively, of the Company's net sales were to a major customer.

    The notional amounts (domestic) related with the derivative financial instruments reflect the activity volume; nevertheless, do not reflect the amounts at risk. The amounts at risk are generally limited to the unrealized gain or loss from the market valuation of these instruments, which can vary in accordance with the changes in the market value of the underlying and its volatility.

14.    RECENT ACCOUNTING PRONOUNCEMENTS

  In December 2003, the MIPA issued Bulletin D-3, "Labor Liabilities" ("Bulletin D-3"), which is effective as of January 1, 2005. Bulletin D-3 establishes rules for the calculation of the cost and liability for retirement benefit plans, as well as guides for the valuation of liabilities for early reduction or extinction of benefits in a retirement plan. Additionally, this bulletin provides the requirements of valuation, presentation and disclosure for other post-retirement benefits and for severance payments. The Company's management estimates that the adoption of this bulletin will require the recognition of a liability of approximately Ps 28,715 which will be charged to income.

15.    DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP

  The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see Note 2), whereas financial statements prepared under US GAAP are presented on a historical cost basis. The reconciliation to US GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment to Bulletin B-10 for the restatement of machinery and equipment of foreign origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

  The principal differences, other than inflation accounting, between Mexican GAAP and US GAAP and the effect on consolidated net income and consolidated stockholders' equity are presented below, with an explanation of the adjustments.

  Reconciliation of net income:

	Year ended December 31,
	2004		2003		2002
Net income under Mexican GAAP	Ps	405,922	Ps	328,168	Ps	397,098

US GAAP adjustments:
Depreciation expense (See B)		(40,581)		(41,267)		(40,661)
Pre-operating expenses (See C)		3,737		4,117		4,190
Comprehensive financing costs (See D)		326		326		326
Amortization of excess of cost over book value (See E)		—		5,100		4,512
Impairment loss in the carrying value of idle assets (See B)		63,321		—		—
Deferred income taxes (See F)		(12,016)		2,602		14,946
Deferred ESPS (See F)		(301)		(353)		(308)
Monetary position loss resulting from US GAAP adjustments		(45)		(49)		(94)

Total US GAAP adjustments		14,441		(29,524)		(17,089)

Minority interest (See A)		(7,864)		9,270		8,270

Net income under US GAAP	Ps	412,499	Ps	307,914	Ps	388,279

Basic and diluted earnings per share under US GAAP	Ps	0.45	Ps	0.34	Ps	0.42

Weighted average shares outstanding (000's)		918,405		918,405		918,405

  Reconciliation of stockholders' equity:

	December 31,
	2004		2003
Total stockholders' equity under Mexican GAAP	Ps	6,104,253	Ps	6,103,686

US GAAP adjustments:
Property, plant and equipment (See B)		282,364		217,799
Pre-operating expenses (See C)		(7,282)		(10,738)
Comprehensive financing cost (See D)		(1,305)		(1,632)
Excess of cost over book value (See E)		9,611		9,611
Deferred income taxes (See F)		(77,754)		(65,737)
Deferred ESPS (See F)		728		1,074
US GAAP adjustments attributable to minority interest.		5,284		22,549
Minority interest under Mexican GAAP (See A)		(353,852)		(367,104)

Total US GAAP adjustments		(142,206)		(194,178)

Total stockholders' equity under US GAAP	Ps	5,962,047	Ps	5,909,508

  A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP for the year ended December 31, 2004 is as follows:

Balance at December 31, 2003	Ps	5,909,508
Dividends paid		(303,400)
Recognition of inflationary effects for the year		(62,982)
Hedging financial instruments		6,422
Net income for the year		412,499

Balance at December 31, 2004	Ps	5,962,047

  A summary of the Company's stockholders' equity under US GAAP, as of December 31, 2004 and 2003 is as follows:

	2004		2003
Capital stock	Ps	1,872,302	Ps	1,872,302
Additional paid-in capital		1,635,626		1,635,626
Retained earnings		6,299,887		6,190,788
Accumulated other comprehensive loss		(3,845,768)		(3,789,208)

Total stockholders' equity under US GAAP	Ps	5,962,047	Ps	5,909,508

  A)
  FINANCIAL STATEMENT PRESENTATION AND CLASSIFICATION

    Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet. For US GAAP purposes, the minority interest is not included in stockholders' equity.

  B)
  PROPERTY, PLANT AND EQUIPMENT

    Under the Fifth Amendment to Bulletin B-10, the Company has elected to apply the specific index method to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican GAAP. For US GAAP purposes, the use of this specific index is not in accordance with the historical cost concept, nor does it present financial information in a constant reporting currency. The impact on the net carrying value of fixed assets of restating fixed assets of foreign origin utilizing the Mexican NCPI for US GAAP purposes increases stockholders' equity as of December 31, 2004 and 2003 by Ps 361,282 and Ps 336,137, respectively.

    In addition, under Mexican GAAP depreciation can cease on temporarily idled assets if the carrying value is expected to be recovered and if the remaining useful life is maintained. Under US GAAP, depreciation does not cease on temporarily idled assets, and therefore the adjustment to property, plant and equipment decreases stockholder's equity as of December 31, 2004 and 2003 by Ps 142,239 and Ps 118,338, respectively.

    In 2004 the Company recognized an impairment charge of Ps 63,321 under Mexican GAAP against the value of idle assets which brought the carrying value of these assets to Ps 360,684 as of December 31, 2004. Under US GAAP, depreciation of these assets has never ceased which caused the net book value of the idle assets under US GAAP to be Ps 281,766 as of December 31, 2004, therefore, no impairment charge has been recognized under US GAAP.

  C)
  PRE-OPERATING EXPENSES

    As of December 31, 2002, under Mexican GAAP, pre-operating expenses incurred were permitted to be capitalized and amortized by the Company over the period of time estimated to generate the income necessary to recover such expenses. The Company defined this period as 12 years based on prior experience. Starting January 1, 2003, under Mexican GAAP, only the pre-operating expenses incurred during the development stage are capitalized, whereas the pre-operating expenses identified as research are expensed as incurred. Additionally, the pre-operating expenses capitalized until January 1, 2003 are continuing to be amortized using the straight-line method over a 12-year period.

    Under US GAAP, such expenses should be treated as period expenses. The adjustment to other assets decreases stockholders' equity as of December 31, 2004 and 2003 by Ps 7,282 and Ps 10,738, respectively.

  D)
  COMPREHENSIVE FINANCING COSTS

    Under Mexican GAAP, comprehensive financing costs, including interest expense, foreign exchange gain or loss and monetary position gains of the related debt for major construction projects, are capitalized as part of the assets during the construction period.

    Under US GAAP, monetary position and foreign exchange gains and losses on US dollar or other stable currency borrowings should be excluded from capitalized interest. Therefore, the US GAAP net income adjustment reflects the reduction in depreciation expense due to the difference in basis of the respective assets.

  E)
  EXCESS OF COST OVER BOOK VALUE

    Under Mexican GAAP, the excess of cost over book value of subsidiaries acquired is restated using NCPI factors. Prior to January 1, 2004, amortization expense was computed based on the restated values using the straight-line method, over a period not to exceed 20 years. Starting January 1, 2004 the Company adopted the provisions of Bulletin B-7 "Business Combinations" and consequently ceased the amortization of the excess of cost over book value and started to performed annual impairments tests.

    Under US GAAP, effective January 1, 2002, amortization ceased on the excess of cost over book value, according to SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The excess of cost over book value is subject to annual impairment test whereby it is allocated to the Company's reporting units and impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. As of December 31, 2003 the stockholder's equity adjustment of Ps 9,611 increases "Other assets, net" and reflects the cumulative reversal of amortization expense recorded under Mexican GAAP for 2002 and 2003. For the year 2004 the recognition under Mexican GAAP and US GAAP is similar.

  F)
  DEFERRED INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

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

    The amounts of deferred income taxes charged or credited to net income for each year under SFAS No. 109 and as set forth in Issue 93-9 of the US Financial Accounting Standards Board's Emerging Issues Task Force was determined based on the differences between the beginning and ending balances of the deferred tax assets or liabilities for each period, expressed in Mexican pesos of constant purchasing power.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004		2003
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	93,528	Ps	107,267
Other		44,215		46,578

Total deferred tax assets		137,743		153,845

Deferred tax liabilities:
Property, plant and equipment, net		725,207		812,905
Inventories		344,061		406,673
Other assets		1,207		111

Total deferred tax liabilities		1,070,475		1,219,689

Net deferred tax liability under US GAAP		932,732		1,065,844
Less: Net deferred tax liability under Mexican GAAP		(854,978)		(1,000,107)

Adjustment for US GAAP	Ps	77,754	Ps	65,737

        A summary of the deferred tax liability (asset) balances on a US GAAP basis are as follows:

	2004		2003
Current:
Deferred tax asset	Ps	(44,215)	Ps	(46,578)
Deferred tax liability		344,061		406,673

		299,846		360,095

Non-current:
Deferred tax asset		(93,528)		(107,267)
Deferred tax liability		726,414		813,016

		632,886		705,749

Total	Ps	932,732	Ps	1,065,844

        The benefit (provision) for income taxes on a US GAAP basis is as follows:

	2004		2003		2002
Current	Ps	(101,037)	Ps	(96,322)	Ps	(106,103)
Deferred		113,839		33,262		45,855

	Ps	12,802	Ps	(63,060)	Ps	(60,248)

    In addition, the Company has established, for US GAAP purposes, a deferred tax liability of Ps 20,884 and Ps 26,613 at December 31, 2004 and 2003, respectively, related to employees' statutory profit sharing. The change for each respective period is included within operating expenses under US GAAP.

  G)
  SUPPLEMENTAL BALANCE SHEET INFORMATION

  •
  Other current liabilities:

      Included within accrued liabilities and other payables as of December 31, 2004 and 2003 are customers advances (Ps 8,545 and Ps 10,976 respectively), accrued freight costs (Ps

      7,595 and Ps 17,840, respectively), accrued employee compensation and benefits (Ps 27,597 and Ps 32,960, respectively), accrued public utility expenses (Ps 20,358 and Ps 18,915, respectively) and accrued advertising (Ps 2,930 and Ps 6,651, respectively).

    •
    Computer software costs:

      Depreciation expense on capitalized computer software costs for the years ended December 31, 2004, 2003 and 2002 amounted to Ps 17,840, Ps 20,786 and Ps 19,915, respectively.

    •
    Accumulated amortization of excess of cost over book value

      Under US GAAP, the excess of cost over book value of subsidiaries acquired, net includes accumulated amortization of Ps 11,114 as of December 31, 2004 and 2003.

  H)
  SUPPLEMENTAL INCOME STATEMENT INFORMATION

  •
  Employees' statutory profit sharing:

      Under Mexican GAAP, the Company recognizes ESPS as a non-operating expense. Under US GAAP, such item would be included in the determination of operating income. For the years ended December 31, 2004, 2003 and 2002, these items amounted to Ps 7,828, Ps 3,148 and Ps 25,615, respectively.

    •
    Advertising costs:

      Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. Total advertising expense for the years ended December 31, 2004, 2003 and 2002 amounted to Ps 146,235, Ps 109,378 and Ps 111,545, respectively.

    •
    Shipping and handling costs:

      The shipping and handling costs are included in selling, general and administrative expenses and amounted to Ps 159,812, Ps 151,520 and Ps 146,383 for the years ended December 31, 2004, 2003 and 2002, respectively.

  I)
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

    The following presents a price-level adjusted statement of cash flows, after considering the impact of U.S. GAAP adjustments in conformity with the AICPA SEC Regulations Committee's International Practice Task Force recommendations.

	Year ended December 31,
	2004		2003		2002
Operating activities:
Net income for the current year	Ps	412,499	Ps	307,914	Ps	388,279
Minority interest		22,343		11,788		12,649
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts		1,379		6,023		4,037
Loss from monetary position		84,636		64,109		91,325
Depreciation and amortization		291,433		306,664		314,131
Deferred income taxes and employees' statutory profit sharing		(119,613)		(43,306)		(33,201)

		692,677		653,192		777,220

Changes in working capital:
Accounts receivable		(220,373)		28,661		(108,352)
Refundable taxes		(466)		44,132		(76,239)
Receivables from and payable to affiliates, net		49,233		(14,067)		(8,640)
Inventories		(10,856)		(169,283)		(162,768)
Prepaid expenses		9,018		(91,705)		12,097
Trade accounts payable		29,715		(97,374)		155,669
Accrued liabilities and other payables		62,842		(11,140)		(1,435)
Income taxes and employees' statutory profit sharing		4,970		2,189		(72,206)

		(75,917)		(308,587)		(261,874)

Net cash provided by operating activities		616,760		344,605		515,346

	Year ended December 31,
	2004		2003		2002
Investing activities:
Purchases of property, plant and equipment		(60,132)		(85,208)		(32,825)
Net decrease (contribution) to technological research and development fund		—		221,340		(4,786)
Loan to Gruma		(221,707)		(109,729)		(442,324)
Other assets		(8,811)		(8,930)		24,301

Net cash (used in) provided by investing activities		(290,650)		17,473		(455,634)

Financing activities:
Dividends paid		(304,867)		(220,293)		(127,738)

Net cash used in financing activities		(304,867)		(220,293)		(127,738)

Effect of inflation on cash and cash equivalents		(12,956)		(5,817)		(9,834)

Net (decrease) increase in cash and cash equivalents		8,287		135,968		(77,860)
Cash and cash equivalents at beginning of year		197,965		61,997		139,857

Cash and cash equivalents at end of year	Ps	206,252	Ps	197,965	Ps	61,997

Supplementary cash flow disclosure:

        Net cash flow from operating activities reflects cash payments and receipts for interest, and income taxes, as follows:

	Year ended December 31,
	2004		2003		2002
Interest incurred	Ps	8,534	Ps	7,378	Ps	13,695
Interest paid		8,303		6,483		5,340
Interest received		78,569		49,956		50,383
Income taxes paid		121,207		95,760		118,224
J)
COMPREHENSIVE INCOME

        A summary of the Company's comprehensive income under US GAAP is as follows:

	Year ended December 31,
	2004		2003		2002
Net income under US GAAP	Ps	412,499	Ps	307,914	Ps	388,279
Other comprehensive loss:
Deficit from restatement		(62,982)		(58,084)		(61,760)
Hedging financial instrument		6,422		—		—
Deferred loss on hedge activity		—		—		4,534

Comprehensive income under US GAAP	Ps	355,939	Ps	249,830	Ps	331,053

        Taxes were not recorded for the deficit from restatement for the years ended December 31, 2004, 2003, and 2002.

        The changes in accumulated other comprehensive loss as of December 31, 2004 and 2003 are as follows:

	Deficit from restatement		Hedging financial instruments		Accumulated other comprehensive loss
Balance at December 31, 2002	Ps	(3,731,124)	Ps	—	Ps	(3,731,124)
Current year changes		(58,084)		—		(58,084)

Balance at December 31, 2003		(3,789,208)		—		(3,789,208)
Current year changes		(62,982)		6,422		(56,560)

Balance at December 31, 2004	Ps	(3,852,190)	Ps	6,422	Ps	(3,845,768)

K)
BUSINESS SEGMENT DATA

  The Company is principally engaged in only one reportable line of business and in one geographical area, which is the production and sale of corn flour throughout Mexico.

L)
VALUATION AND QUALIFYING ACCOUNTS

        The activity in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002 is as follows:

Description	Balance at beginning of year		Additions		Deductions		Balance at year-end
Allowance for doubtful accounts:
Year ended December 31, 2004	Ps	44,356	Ps	1,379	Ps	2,333	Ps	43,402
Year ended December 31, 2003		40,185		6,023		1,852		44,356
Year ended December 31, 2002		38,427		4,037		2,279		40,185
M)
RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued a revision to Statement of Financial Accounting Standards No. 123 ("SFAS No. 123R), "Share-Based Payment". SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". SFAS No. 123R requires that all stock-based compensation, including options, be expensed at fair value as of the grant date over the vesting period. Companies will be required to use an option pricing model to determine compensation expense, consistent with the model used in the already required disclosures of SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 123R is effective for interim and fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151 "Amendment of ARB No. 43, Chapter 4". This statement amends the guidance in Accounting Research Bulletin No. 43 "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a significant impact on its financial condition or results of operations.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF FINANCIAL INFORMATION
MARKET SHARE AND OTHER INFORMATION
FORWARD LOOKING STATEMENTS
PART I.
SELECTED FINANCIAL DATA
RISK FACTORS
HISTORY AND DEVELOPMENT
BUSINESS OVERVIEW
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANTS AND EQUIPMENT
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
RESEARCH AND DEVELOPMENT
TREND INFORMATION
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
RESULTS UNDER U.S. GAAP
NEW ACCOUNTING STANDARDS
DIRECTORS AND EXECUTIVE OFFICERS
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
EMPLOYEES
Share Ownership
CORPORATE GOVERNANCE PRACTICES
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
LEGAL PROCEEDINGS
DIVIDEND POLICY
SIGNIFICANT CHANGES
TRADING HISTORY
PRICE HISTORY
MEXICAN STOCK EXCHANGE
BYLAWS
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
INTEREST RATE RISKS
FOREIGN EXCHANGE RATE RISKS
COMMODITY PRICE RISKS
COUNTERPARTY RISKS
PART II.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
CHANGES IN INTERNAL CONTROLS
PART III.
SIGNATURE
GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS as of December 31, 2004 and 2003 (Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2004) (Notes 1 and 2)
GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME For the Years Ended December 31, 2004, 2003 and 2002 (Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2004, except share and per share amounts) (Notes 1 and 2)
GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY For the Years Ended December 31, 2004, 2003 and 2002 (Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2004, except number of shares) (Notes 1 and 2)
GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION For the Years Ended December 31, 2004, 2003 and 2002 (Expressed in thousands of Mexican pesos in purchasing power as of December 31, 2004) (Notes 1 and 2)
GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended December 31, 2004, 2003 and 2002 (Amounts expressed in thousands of Mexican pesos in purchasing power as of December 31, 2004, except where otherwise indicated)